Form 20-F
period 2005-12-31
MTS INC
filed 2006-06-30
CIK 840302

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147 Russian Federation

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
AMERICAN DEPOSITARY SHARES,	NEW YORK STOCK EXCHANGE
EACH REPRESENTING 5 SHARES OF COMMON STOCK
COMMON STOCK, PAR VALUE 0.10 RUSSIAN	NEW YORK STOCK EXCHANGE(1)
RUBLES PER SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,987,925,652 ordinary shares, par value 0.10 Russian rubles each and 152,710,974 American Depositary Shares, as of December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(1)             Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	SELECTED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	5
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
D.	RISK FACTORS	5
ITEM 4.	INFORMATION ON OUR COMPANY	35
A.	HISTORY AND DEVELOPMENT	35
B.	BUSINESS OVERVIEW	37
C.	ORGANIZATIONAL STRUCTURE	67
D.	PROPERTY, PLANT AND EQUIPMENT	68
ITEM 4A.	UNRESOLVED STAFF COMMENTS	68
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	68
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	123
A.	DIRECTORS AND SENIOR MANAGEMENT	123
B.	COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	125
C.	BOARD PRACTICES	127
D.	EMPLOYEES	129
E.	SHARE OWNERSHIP	130
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	130
A.	MAJOR SHAREHOLDERS	130
B.	RELATED PARTY TRANSACTIONS	131
C.	INTERESTS OF EXPERTS AND COUNSEL	134
ITEM 8.	FINANCIAL INFORMATION	134
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	134
B.	SIGNIFICANT CHANGES	135
ITEM 9.	OFFER AND LISTING DETAILS	136
ITEM 10.	ADDITIONAL INFORMATION	137
A.	SHARE CAPITAL	137
B.	CHARTER AND CERTAIN REQUIREMENTS OF RUSSIAN LEGISLATION	138
C.	MATERIAL CONTRACTS	152
D.	EXCHANGE CONTROLS	156
E.	TAXATION	158
F.	DIVIDENDS AND PAYING AGENTS	163
G.	STATEMENT BY EXPERTS	163
H.	DOCUMENTS ON DISPLAY	163
I.	SUBSIDIARY INFORMATION	163
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	163
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	167
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	168
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	168
ITEM 15.	CONTROLS AND PROCEDURES	168
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	168
ITEM 16B.	CODE OF ETHICS	168
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	168
ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	169
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	169
ITEM 17.	FINANCIAL STATEMENTS	170
ITEM 18.	FINANCIAL STATEMENTS	170
ITEM 19.	EXHIBITS	170

i

Unless the context otherwise requires, references to “MTS,” “we,” “us,” or “our” refer to Mobile TeleSystems OJSC and its subsidiaries. “UMC” refers to Ukrainian Mobile Communications, our Ukrainian operations, which we acquired in March 2003. We refer to Mobile TeleSystems LLC, our 49%-owned joint venture in Belarus as MTS-Belarus. As MTS-Belarus is an equity investee, our revenues and subscriber data do not include MTS-Belarus. Our reporting currency is the U.S. dollar and we prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

In this document, references to “U.S. dollars,” “dollars,” “$” or “USD” are to the lawful currency of the United States, references to “rubles” or “RUR” are to the lawful currency of the Russian Federation, references to “hryvnias” are to the lawful currency of Ukraine and references to “€,” “euro” or “EUR” are to the lawful currency of the member states of the European Union that adopted a single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended by the treaty on the European Union, signed at Maastricht on February 7, 1992.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”). The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Mobile TeleSystems OJSC, or MTS, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation and other relevant law. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “predict,” “plan,” “will,” “may,” “should,” “could” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on Our Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding:

•       strategies, outlook and growth prospects;

•       future plans and potential for future growth;

•       liquidity, capital resources and capital expenditures;

•       growth in demand for our services;

•       economic outlook and industry trends;

•       developments of our markets;

•       the impact of regulatory initiatives; and

•       the strength of our competitors.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the economies of Russia, Ukraine and certain other CIS countries, political stability in Russia, Ukraine and certain other CIS countries, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

PART I

Item 1.                        Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                        Offer Statistics and Expected Timetable

Not applicable.

Item 3.                        Key Information

A.                Selected Financial Data

The selected consolidated financial data for the years ended December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005, are derived from the audited consolidated financial statements, prepared in accordance with U.S. GAAP included elsewhere in this document. In addition, the following table presents selected consolidated financial data for the years ended December 31, 2001 and 2002, and as of December 31, 2001, 2002 and 2003, derived from our audited consolidated financial statements not included in this document. Our results of operations are affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements from their respective dates of acquisition. The summary financial data should be read in conjunction with our audited consolidated financial statements, included elsewhere in this document, “D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” Certain industry and operating data are also provided below.

	Years Ended December 31,
	2001	2002	2003	2004	2005
	(Amounts in thousands, except share and per share amounts, industry and operating data and ratios)
Consolidated statements of operations data:
Net operating revenues:
Service revenues and connection fees	$851,374	$1,299,141	$2,465,089	$3,800,271	$4,942,288
Sales of handsets and accessories	41,873	62,615	81,109	86,723	68,730
Total net operating revenues	893,247	1,361,756	2,546,198	3,886,994	5,011,018
Operating expenses:
Cost of services, excluding depreciation and amortization shown separately below	143,665	196,445	301,108	481,097	732,867
Cost of handsets and accessories	39,828	90,227	173,071	218,590	254,606
Sales and marketing expenses	107,729	171,977	326,783	460,983	608,092
Depreciation and amortization expenses	133,318	209,680	415,916	675,729	907,113
Sundry operating expenses(1)	134,598	229,056	406,722	631,532	876,309
Impairment of investment	10,000	—	—	—	—
Net operating income	324,109	464,371	922,598	1,419,063	1,632,031
Currency exchange and transaction losses (gains)	2,264	3,474	(693)	(6,529)	(10,319)

Other income (expenses):
Interest income	(11,829)	(8,289)	(18,076)	(21,792)	(24,828)
Interest expense, net of capitalized interest	6,944	44,389	106,551	107,956	132,474
Equity in net income of associates	—	—	(2,670)	(24,146)	(42,361)
Other income (expenses), net	(2,672)	(2,454)	6,090	(9,310)	13,211
Total other income (expenses), net	(7,557)	33,646	91,895	52,708	78,496
Income before provision for income taxes and minority interest	329,402	427,251	831,396	1,372,884	1,563,854
Provision for income taxes	98,128	110,417	242,480	354,664	410,590
Minority interest	7,536	39,711	71,677	30,342	26,859
Net income before cumulative effect of a change in accounting principle	223,738	277,123	517,239	987,878	1,126,405
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 in 2001	(17,909)	—	—	—	—
Net income	$205,829	$277,123	$517,239	$987,878	$1,126,405
Dividends declared	$2,959	—	$111,355 (2)	$219,918 (2)	$402,692 (2)
Pro forma net income giving effect to the change in accounting principle, had it been applied retroactively	223,738	277,123	517,239	987,878	1,126,405
Net income per share, basic and diluted	0.10	0.14	0.26	0.50	0.57
Dividends declared per share	—	—	0.06	0.11	0.20
Weighted average number of shares of common stock outstanding	1,983,359,507	1,983,359,507	1,983,374,949	1,984,497,348	1,986,819,999
Consolidated cash flow data:
Cash provided by operating activities	$338,201	$412,772	$965,984	$1,711,589	$1,797,380
Cash used in investing activities	(441,523)	(697,921)	(1,910,087)	(1,543,201)	(2,452,117)
(of which capital expenditures)(3)	(441,200)	(574,272)	(958,771)	(1,358,944)	(2,181,347)
Cash provided by financing activities	247,592	100,817	997,545	10,773	461,528
Consolidated balance sheet data (end of period):
Cash, cash equivalents and short-term investments	$304,933	$64,661	$335,376	$347,510	$106,343
Property, plant and equipment, net	856,056	1,344,633	2,256,076	3,234,318	4,482,679
Total assets	1,727,492	2,283,296	4,225,351	5,581,187	7,545,780
Total debt (long-term and short-term)(4)	325,840	454,485	1,660,334	1,937,148	2,850,557
Total shareholders’ equity	1,018,279	1,302,044	1,723,910	2,523,323	3,294,089
Including capital stock	40,352	40,352	40,361	43,162	45,024
Financial ratios (end of period):
Total debt/total capitalization(5)	24.2%	25.9%	49.1%	43.4%	46.4%

Industry and operating data:(6)
Mobile penetration in Russia (end of period)	6%	12%	25%	51%	87%
Mobile penetration in Ukraine (end of period)	—	—	13%	29%	64%
Subscribers in Russia (end of period, thousands)(7)	2,650	6,644	13,370	26,540	44,219
Subscribers in Ukraine (end of period, thousands)(7)	—	—	3,349	7,374	13,327
Overall market share in the Moscow license area (end of period)	50%	43%	43%	45%	45%
Overall market share in Russia (end of period)	33%	38%	37%	36%	35%
Overall market share in Ukraine (end of period)	—	—	51%	53%	44%
Average monthly usage per subscriber in Russia (minutes)(8)	157	159	144	157	128
Average monthly usage per subscriber in Ukraine (minutes)(8)	—	—	97	114	117
Average monthly service revenue per subscriber in Russia(9)	$36	$23	$17	$12	$8
Average monthly service revenue per subscriber in Ukraine(9)	—	—	$15	$13	$10
Subscriber acquisition costs in Russia(10)	$56	$35	$26	$21	$19
Subscriber acquisition costs in Ukraine(10)	—	—	$32	$19	$14
Churn in Russia(11)	26.8%	33.9%	47.3%	27.5%	20.7%
Churn in Ukraine(11)	—	—	23.8%	15.8%	21.8%

(1)                 “Sundry operating expenses” consist of general and administrative expenses, provision for doubtful accounts and other operating expenses (including charges incurred in connection with the “universal services reserve fund”).

(2)                 Includes dividends on treasury shares of $0.4 million, $1.1 million and $1.5 million for the years ended December 31, 2003, 2004 and 2005, respectively. In June 2006, our shareholders approved annual cash dividends in the amount of $561.6 million (including dividends on treasury shares of $1.5 million) for the year 2005, payable in 2006.

(3)                 Capital expenditures include purchases of property, plant and equipment and intangible assets.

(4)                 Includes notes payable, bank loans, capital lease obligations and other debt.

(5)                 Calculated as book value of total debt divided by the sum of the book values of total shareholders’ equity and total debt at the end of the relevant period. See note 5 above for the definition of “total debt.”

(6)                 Source: Sotovik, J’Son & Partners, AC&M-Consulting, Ukrainian News and our data. None of this data is derived from our audited consolidated financial statements.

(7)                 We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of the “Jeans” and “SIM-SIM” brand tariffs) or whose account does not have a negative balance for more than this period.  Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its “Jeans” and “SIM-SIM” subscribers.

(8)                 Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(9)                 Average monthly service revenue per subscriber is calculated by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(10)             Subscriber acquisition costs are calculated as total sales and marketing expenses and handset subsidies for a given period divided by the total number of gross subscribers added during that period. For Ukraine, the 2003 figure has been calculated based on the months of March through December 2003.

(11)             We define our churn as the total number of subscribers who cease to be a subscriber (as defined above) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. For Ukraine, the 2003 figure has been annualized based on the months of March through December 2003. The significant decrease in the 2004 churn rates in Ukraine is largely attributable to the change in our churn policy for “Jeans” and “SIM-SIM” subscribers in Ukraine. See note 7 above. Under the previous churn policy, the 2004 churn rates would have been 23%.

B.               Capitalization and Indebtedness

Not applicable.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.              Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with other information contained in this document, before you decide to buy our securities. If any of the following risks actually occur, our business, prospects, financial condition or results of operations could be materially adversely affected. In that case, the value of our securities could also decline and you could lose all or part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently are not aware of or deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of our securities.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation, Ukraine and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets such as the Russian Federation, Ukraine and other CIS countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economies of the Russian Federation and Ukraine are subject to rapid change and that the information set out herein may become outdated relatively quickly. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes greater than) those that we face in Russia and Ukraine. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in our securities.

Risks Relating to Our Business

If our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, our business, financial condition, results of operations and prospects would be materially adversely affected.

On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits. The claim was based on a provision of the Ukrainian privatization law that included Ukrtelecom among a list of “strategic” state holdings prohibited from alienating or encumbering its assets during the course of its privatization. While the Cabinet of Ministers of Ukraine in May 2001 issued a decree specifically authorizing the sale by Ukrtelecom of its entire stake in UMC, the General Prosecutor asserted that the decree contradicted the privatization law and that the sale by Ukrtelecom was therefore illegal and should be unwound. On August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor’s claim.

On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. As of the date of this document, the Constitutional Court of Ukraine has not yet responded to the General Prosecutor’s request.

If the Constitutional Court of Ukraine determines that Ukrtelecom’s sale of its stake in UMC contradicted the terms of the Ukrainian privatization law, the General Prosecutor would be able to request the Kiev Commercial Court to reopen the case based on new circumstances and could potentially include additional plaintiffs that were not parties to the original proceeding and/or additional claims.

In addition, as UMC was formed during the time when Ukraine’s legislative framework was developing in an uncertain legal environment, its formation and capital structure may also be subject to challenges. In the event that our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, in whole or in part, our business, financial condition, results of operations and prospects would be materially adversely affected.

Our controlling shareholder has the ability to take actions that may conflict with the interests of holders of our ADSs.

We are controlled by Sistema, which controls 52.8% of our outstanding shares. If not otherwise required by law, resolutions at a shareholders’ meeting will be adopted by a simple majority in a meeting at which shareholders holding more than half of the issued share capital are present or represented. Accordingly, Sistema has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and, as long as it holds, directly or indirectly, the majority of our shares, will control the appointment of a majority of directors and removal of directors. Sistema is also able to control or significantly influence the outcome of any vote on, among other things, any proposed amendment to our charter, reorganization proposal, proposed substantial sale of assets or other major corporate transactions. Thus, Sistema can take actions that may conflict with the interests of other shareholders and holders of our ADSs.

Sistema has outstanding a significant amount of indebtedness, including $350.0 million of notes maturing in 2008, $350.0 million of notes maturing in 2011 and $350.0 million outstanding under a $600.0 million credit facility agreement Sistema entered into with Vneshtorgbank, maturing in 2010. In addition, the notes maturing in 2011 can be redeemed at the option of the noteholders in 2007. Therefore, Sistema will require significant funds to meet its obligations, which may come in part from dividends paid by its subsidiaries, including us.

Sistema voted in favor of declaring dividends of $220.0 million in 2004, $402.6 million in 2005 and $561.6 million in 2006. The indentures relating to our outstanding notes do not restrict our ability to pay dividends. As a result of paying dividends, our reliance on external sources of financing may increase, and our cash flow and ability to repay our debt obligations, or make capital expenditures, investments and acquisitions could be materially adversely affected.

Sistema also owns an interest in Sky Link CJSC, which operates on a CDMA-2000 standard in a number of key regions, including Moscow and St. Petersburg. Sky Link may pursue business strategies that specifically target high-end businesses and residential customers, which could result in increased competition for us.

In addition, Sistema owns an interest in Comstar UTS, which is a leading provider of integrated communications services in Moscow and the Moscow region. Comstar UTS may pursue technologies that would allow its subscribers to take advantage of the fixed mobile convergence, or FMC, trend, resulting in increased competition for us. An FMC product such as an integrated Wi-Fi/mobile handset would automatically connect to a fixed network when in close proximity and to a mobile network when the subscriber is far from a fixed network (e.g., in transit or outside a building). Given that most mobile calls are made when the subscriber is stationary and/or in close proximity to a fixed network, the opportunity for fixed-line operators to take back revenue that has been lost to mobile providers with an FMC product is significant.

Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber, which may materially adversely affect our results of operations.

While our subscriber base and revenues are growing as we continue to grow our operations, our average monthly service revenues per subscriber are decreasing. For example, our average monthly service revenues per subscriber in Russia for 2003, 2004 and 2005 was $17, $12 and $8, respectively. We expect our average monthly service revenues per subscriber to stabilize towards the end of 2006 and thereafter. See “Item 5. Operating and Financial Review and Prospects.” In addition, a recent amendment to the Federal Law on Communications to become effective July 1, 2006, will implement the “calling party pays,” or CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Currently, subscribers of fixed line operators can initiate calls to mobile phone users free of charge. Under the new system, fixed line operators will begin charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. The introduction of CPP may have a negative impact on our average monthly service revenues per subscriber and margins depending on the settlement rate between mobile and fixed line operators set by the government. A decrease in our average monthly service revenues per subscriber may materially adversely affect our results of operations.

A continued decline in Ukraine-Russia relations could materially adversely affect our business, financial condition, results of operations and prospects.

The relationship between Ukraine and Russia has been historically strained due, among other things, to Ukraine’s failure to pay arrears relating to the supply of energy resources, Russia’s introduction of a 18% value-added tax, or VAT, on Ukrainian imports and border disputes.

Tensions between Russia and Ukraine were most recently ignited in relation to a dispute over the decision of Russian gas monopoly Gazprom to increase the price of natural gas sold to Ukraine. Although this dispute was settled in January 2006 with the parties’ entry into a new gas transportation contract, the terms of this contract have been subject to severe criticism in both countries and led, among other things, to the Ukrainian parliament’s attempt to dismiss the Ukrainian government in January 2006.

A continued decline in Ukraine-Russia relations and any changes adversely affecting energy supplies from Russia to Ukraine and/or Ukraine’s export of services and goods to Russia could materially adversely impact the Ukrainian economy, our Ukrainian operations and our financial condition, results of operations and prospects. See “—Risks Relating to the Russian Federation and Ukraine—Political and Social Risks—Recent political turmoil in Ukraine could have a material adverse effect on our operations in Ukraine, and on our business, financial condition and results of operations.”

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will have to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects.

Section 404 of the Sarbanes-Oxley Act and the SEC’s and the PCAOB’s regulations thereunder become applicable to us for the fiscal year ending December 31, 2006. These new regulations include a requirement that our management evaluate the effectiveness of our internal control over financial reporting on an annual basis and disclose any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm will be required to attest management’s assessment. We believe that significant time, effort and expense, including time of senior management, beyond what was already spent will be required to design, maintain and evaluate the internal control system over financial reporting under these new rules. These costs are high for us due to the geographic location of our operations and significant changes we made in our business processes, organization structure and the implementation of a new billing and enterprise resource planning system. For these reasons, the costs involved in achieving Section 404 compliance could have a material adverse effect on our business, financial condition, results of operation and prospects.

We are in the process of transferring to a new billing system, which could have a material adverse effect on our business and results of operations in the short term.

We are in the process of implementing a new billing system, which we expect to complete in December 2006. We expect the new billing system will ultimately increase our overall efficiency and reduce our expenses in the long term. During the transition period, however, we will be required to run both the old and new billing systems simultaneously, creating additional burdens on our technical support staff. We may also experience technical problems with the new billing system during the transition period. These factors may increase our operational risks and expenses and inconvenience subscribers in the short term. The failure or breakdown of key components of our infrastructure in the future, including our billing system and its susceptibility to fraud, could have a material adverse effect on our business and results of operations.

If we cannot successfully develop our network or integrate our acquired businesses, we will be unable to expand our subscriber base and maintain our profitability.

We plan to expand our network infrastructure in the following ways:

•       extend coverage and increase the capacity of our existing network in the Moscow and regional license areas;

•       further develop our operations in Ukraine, Uzbekistan and Turkmenistan and make investments in MTS Belarus; and

•       introduce service in the regions in which we have licenses and have not yet commenced operations.

Our ability to increase our subscriber base depends upon the success of our network expansion. We have expended considerable amounts of resources to enable this expansion. Limited information regarding the markets into which we have or are considering expanding, either through acquisitions or new licenses, complicates accurate forecasts of future revenues from those regions, increasing the risk that we may overestimate these revenues.

In addition, we have expanded our network through acquisitions and we may continue to engage in further acquisitions. We may not be able to integrate previous or future acquisitions successfully or operate them profitably. Such integration requires significant time and effort from our senior management, who are also responsible for managing our existing operations. Such integration may also be difficult as our technical systems may differ from those of the acquired businesses. In addition, unpopular cost cutting measures may be required and control of cash flow may be difficult to establish. Any difficulties encountered in the transition and integration process could have a material adverse effect on our results of operations.

We also may face risks during the course of our expansion into countries outside of the Russian Federation. Differing cultures and more uncertain business operating environments could lead to lower profitability and higher risks to our business. For example, in 2005 we acquired a 51% stake in the company owning indirectly 100% of Bitel LLC (“Bitel”), a mobile operator holding a GSM 900/1800 license for the entire territory of the Kyrgyz Republic. In December 2005, Bitel’s offices were seized by an unidentified group of people, possibly in connection with a Kyrgyz Supreme Court ruling in favor of a third party recognizing their rights to the shares of Bitel. As a result of these events, we currently do not exercise operational control over Bitel and are in the process of defending our ownership stake in the company in the courts of the Kyrgyz Republic, British Virgin Islands and United Kingdom.

The buildout of our network is also subject to risks and uncertainties, which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia, Ukraine and other CIS countries is subject to governmental certification, and periodic renewals of the same. The failure of any equipment we use to receive timely certification or re-certification could also hinder our expansion plans. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base.

If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

Our ability to provide commercially viable services depends on our ability to continue to interconnect cost-effectively with fixed line and mobile (local, domestic and international) operators in Russia, Ukraine, and other countries in which we operate. Fees for interconnection are established by agreements with network operators and vary, depending on the network used, the nature of the call and the call destination.

In Russia, the government plans to privatize Svyazinvest, a holding company that controls Rostelecom, and domestic and international long distance operator, and certain regional fixed line operators. In Ukraine, the government plans to privatize Ukrtelecom, which has a market share of over 80% of all fixed line telecommunications services in Ukraine. The timing of these privatizations is not yet known, and it is unclear how these privatizations will affect our interconnection arrangements and costs.

Although Russian legislation requires that operators of public switched telephone networks, or PSTNs, may not refuse to provide interconnections or discriminate against one operator over another, we believe that, in practice, some public network operators attempt to impede wireless operators by delaying interconnection applications, by establishing technical conditions for interconnection feasible only to certain operators. Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services at competitive prices or at all, causing us to lose market share and revenues, which could have a material adverse effect on our business and results of operations.

Governmental regulation of our interconnect rates in Ukraine could adversely affect our results of operations.

Under the Ukrainian Telecommunications Law adopted in November 2003, the National Commission for the Regulation on Communications, or the NCRC, commencing January 1, 2005, has been entitled to regulate the tariffs for public telecommunications services rendered by fixed line operators, whereas the mobile cellular operators (including UMC) are entitled to set their retail tariffs and negotiate interconnect rates with other operators. However, the NCRC would be entitled to regulate the interconnect rates of any mobile cellular operator declared a “dominant market force” by the Antimonopoly Committee of Ukraine, or the AMC. Although UMC currently has over a 35% market share of the wireless communications market in Ukraine, it has not been declared a dominant market force by the AMC. Government regulation of our interconnect rates could limit or decrease our interconnect revenues, which could have a material adverse effect on our results of operations.

In addition, we believe that the state-owned fixed line operator monopolies, Ukrtelecom and UTEL, are currently able to influence telecommunications policy and regulation and may cause substantial increases in interconnect rates for access to fixed line operators’ networks by the mobile cellular operators. Such increases could cause our costs to increase, which could have a material adverse effect on our results of operations. Similarly, Ukrtelecom and UTEL may cause substantial decreases in interconnect rates for access to mobile cellular operators’ networks by the fixed line operators, which could cause our revenues to decrease and materially adversely affect our results of operations.

If frequencies currently assigned to us are reassigned to other users or if we fail to obtain renewals of our frequency allocations, our network capacity will be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

There is a limited number of frequencies available for wireless operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. While we believe that our current spectrum allocations are sufficient, frequency may not be allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas. For example, the availability of frequencies in the GSM 900 MHz band in Ukraine is limited by the fact that the Ukrainian military has a number of frequencies for its exclusive use. While future capacity constraints could be reduced by an increase in the GSM frequencies allocated to us, including additional frequencies in the GSM 1800 MHz band, we may not be awarded some or any of the remaining GSM spectrum. In addition, the Ukrainian government is currently delaying the allocation of new frequencies to wireless communications operators in Ukraine which, in turn, may constrain our network capacity in those areas of Ukraine characterized by high subscriber usage.

A loss of assigned spectrum allocation, which is not replaced by other adequate allocations, could also have a substantial adverse impact on our network capacity. In addition, frequency allocations are often issued for periods that are shorter than the terms of the licenses, and such allocations may not be renewed in a timely manner or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity would be constrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

Because we lack a comprehensive back-up system for our network and insurance for our computer systems, a network or computer systems failure could prevent us from operating our business and lead to a loss of subscribers, damage to our reputation and violations of the terms of our licenses and subscriber contracts and penalties.

We are able to deliver services only to the extent that we can protect our network systems against damage from communications failures, computer viruses, power failures, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our customers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

We have back-up capacity for our network management, operations and maintenance systems, but automatic transfer to back-up capacity is limited. In the event that the primary network management center was unable to function, significant disruptions to our systems would occur, including our inability to provide services. Disruptions in our services occurred in the Moscow license area on May 30, 2003, in the Kiev license area on August 31, 2004 and September 1-2, 2004, in the Nizhny Novgorod license area on December 10, 2004, 2005, in the Kirov license area on December 21, 2004, in the Ekaterinburg license area on February 21-22, 2005, in the Moscow license area on May 25-27, 2005, in the Saransk license area on September 1, 2005 and October 6, 2005 and in the Orenburg license area on November 15, 2005. See “Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition” for a description of the recommendation issued by the AMC to UMC following the Kiev area disruptions. These types of disruptions may recur, which could lead to a loss of subscribers, damage to our reputation, violations of the terms of our licenses and subscriber contracts and penalties.

Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnection failures, physical or software break-ins, viruses and similar events. Although we have insured our computer and communications hardware against fires, storms and floods, we do not carry business interruption insurance to protect us in the event of a catastrophe, even though such an event could have a material adverse effect on our business.

Failure to fulfill the terms of our licenses could result in their suspension or termination, which could have a material adverse effect on our business and results of operations.

Each of our licenses requires service to be started by a specific date and most contain further requirements as to network capacity and territorial coverage to be reached by specified dates. If we fail to comply with the requirements of applicable Russian, Ukrainian or other applicable legislation or we fail to meet any terms of our licenses, our licenses and other authorizations necessary for our operations may be suspended or terminated. A suspension or termination of our licenses or other necessary governmental authorizations could have a material adverse effect on our business and results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative publicity or rumors regarding our company or shareholders and affiliates or our services could negatively affect this brand image, which could lead to loss of market share and revenues.

The failure of our new re-branding efforts launched in 2006 could adversely affect our financial condition and results of operations.

In May 2006, Sistema introduced a universal brand featuring a new logo for each of the telecommunications companies operating within the Sistema Telecom group, including us. We have spent significant time and resources on our re-branding efforts. For example, we are currently circulating new payment cards and have launched a federal advertising campaign with new advertising and informational materials. We introduced a  revised website with the new logo and have begun redesigning our sales offices to better serve existing and potential customers. Although we expect our re-branding efforts to increase our recognition among subscribers, promote cross-sales of the companies using the brand and enhance subscriber loyalty, we cannot assure you that our efforts will be successful. The failure of our new-re-branding efforts could adversely affect our financial condition and results of operations.

We may be unable to obtain licenses for third-generation, or UMTS, wireless services on commercially reasonable terms or at all, which would hinder us from competing effectively with operators who are able to provide these services and limit our ability to expand our services.

During the past few years, the Ministry of Information Technologies and Communications has stated its intention to announce the procedures for the award of licenses for UMTS wireless services. To date, however, no procedures have been announced. Depending upon the procedures adopted, we may be unable to obtain UMTS licenses on commercially reasonable terms or at all. Failure to obtain UMTS licenses for the Moscow and other license areas or Ukraine would hinder us from competing effectively with operators who are able to provide these services and limit our ability to expand our services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, we employ technology based primarily on the Global System for Mobile Communications, or GSM, standard. The UMTS standard is significantly superior to existing second-generation standards such as GSM. The adoption of UMTS may consequently increase the competition we face. The technology we currently use may become obsolete or uncompetitive and, if we are not able to develop a strategy compatible with this or any other new technology, we may not be able to acquire new technologies necessary to compete on reasonable terms. In addition, expenditures in connection with new technology may adversely affect our ability to expand in other areas.

Licenses for the use of code division multiple access, or CDMA, technology have already been granted for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second-generation digital cellular telephony technology that can be used for the provision of both wireless and fixed services. Although CDMA technology is currently classified in Russia as a fixed radio-telephone service, it may be used for wireless communications, and it may be offered for use via portable handsets. Currently, CDMA technology is offered by certain mobile operators in Russia using the NMT-450 standard. If CDMA operators were able to develop a widespread network throughout Russia, we would face increased competition.

Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses could have a material adverse effect on our business and results of operations.

Our telecommunications licenses expire in various years from 2006 to 2016 and may be renewed upon application to the relevant governmental authorities. Government officials in Russia and the other CIS countries in which we operate have broad discretion in deciding whether to renew a license, and may not renew  licenses after expiration. If licenses are renewed, they may be renewed with additional obligations, including payment obligations.

In addition, the license requirements in our current telecommunications licenses may not comply with the requirements set forth in the new regulations effective from January 1, 2006. Although such non-compliance will not invalidate our licenses, the Federal Service for Supervision in the Area of Communications is requiring communications operators to apply for amendments of all their licenses granted prior to January 1, 2004. We were not able to have all our licenses issued prior to January 1, 2004, amended prior to January 1, 2006.

Failure to renew our telecommunications licenses or receive renewed licenses with similar terms to existing licenses could significantly limit our operations, which could have a material adverse effect on our business and results of operations.

We engage in transactions with related parties, which may present conflicts of interest, potentially resulting in the conclusion of transactions on terms not determined by market forces.

We have purchased interests in various mobile telecommunications companies from Sistema and entered into arrangements with subsidiaries of Sistema for advertising (Maxima and Mediaplanning), interconnection services (MTT), insurance services (Rosno), interconnection and telephone numbering capacity (MGTS, Comstar UTS and MTU-Inform), IT services and hardware purchases (Kvazar-Micro), banking services (MBRD), office leases (MGTS) and the purchase of a new billing system (STROM Telecom). Furthermore, we have entered into a number of equipment lease agreements with Invest-Svyaz Holding, one of our shareholders and a wholly-owned subsidiary of Sistema.

Related party transactions with Sistema and other companies within the Sistema group may present conflicts of interest, potentially resulting in the conclusion of transactions on terms less favorable than could be obtained in arm’s-length transactions.

If the Federal Antimonopoly Service was to conclude that we acquired or created a new company in contravention of antimonopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

Our businesses have grown substantially through the acquisition and formation of companies, many of which required the prior approval of, or subsequent notification to, the Federal Antimonopoly Service or its predecessor agencies. In part, relevant legislation in certain cases restricts the acquisition or formation of companies by groups of companies or individuals acting in concert without such prior approval or notification. While we believe that we have complied with the applicable legislation for our acquisitions and formation of new companies, this legislation is sometimes vague and subject to varying interpretations. If the Federal Antimonopoly Service was to conclude that an acquisition or formation of a new company was done in contravention of applicable legislation, it could impose administrative sanctions and require the divestiture of this company or other assets, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, if we or any of our subsidiaries were to be classified by the Federal Antimonopoly Service (or the AMC with respect to our operations in Ukraine) as a dominant market force or as having a dominant position in the market, the Federal Antimonopoly Service would have the power to impose certain restrictions on their businesses. These restrictions could result in competitive disadvantages, and materially adversely affect the business and results of operations of these entities. See “—Risks Relating to Our Business—If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations.”

In the event that our minority shareholders or minority shareholders of our subsidiaries were to challenge successfully past or future interested party transactions, or do not approve interested party transactions or other matters in the future, the invalidation of such transactions or failure to approve such matters could have a material adverse effect on our business, financial condition, results of operations and prospects.

We own less than 100% of the equity interests in some of our subsidiaries. In addition, certain of our wholly-owned subsidiaries have had other shareholders in the past. We and our subsidiaries in the past have carried out, and continue to carry out, transactions with us and others which may be considered to be “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders depending on the nature of the transaction and parties involved. The provisions of Russian law defining which transactions must be approved as “interested party transactions” are subject to different interpretations. We cannot assure you that our and our subsidiaries’ applications of these concepts will not be subject to challenge by former and current shareholders. Any such challenges, if successful, could result in the invalidation of transactions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, Russian law requires a three-quarters majority vote of the holders of voting stock present at a shareholders’ meeting to approve certain transactions and other matters, including, for example, charter amendments, major transactions involving assets in excess of 50% of the assets of the company, repurchase by the company of shares and certain share issuances. In some cases, minority shareholders may not approve interested party transactions requiring their approval or other matters requiring approval of minority shareholders or supermajority approval. In the event that these minority shareholders were to challenge successfully past interested party transactions, or do not approve interested party transactions or other matters in the future, we could be limited in our operational flexibility and our business, financial condition, results of operations and prospects could be materially adversely affected.

All or part of our subscriber database, containing private information relating to our subscribers, was illegally copied and stolen in early 2003 and is currently publicly sold in Russia.

In January 2003, we discovered that part of our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details and other personal information of approximately five million of our subscribers. Following its theft, this database was available for sale in Russia. In addition, in May 2003, certain subscriber databases of several operators in the North-West region, including those of MTS, MegaFon, Delta Telecom and two other operators, were stolen and are currently being sold.

In December 2003, we completed our internal investigation relating to the theft of our subscriber databases and found that these incidents were due to weaknesses in our internal security in relation to physical access to such information. We have taken measures that we believe will prevent such incidents from occurring in the future, but such incidents may nonetheless recur.

In January 2003, lawsuits were filed by two of our subscribers seeking compensation for damages resulting from the leak of the subscribers’ confidential information. While the subscribers subsequently withdrew their claims, if similar lawsuits are successful in the future, we might have to pay significant damages, including consequential damages, which could have a material adverse effect on our results of operations. Future breaches of security may also negatively impact our reputation and our brand image and lead to a loss of market share, which could materially adversely affect our business, financial condition, results of operations and prospects.

We face increasing competition that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

The Russian wireless telecommunications services market is highly competitive. The trend in Russian government licensing policies has been to increase competition among wireless telecommunications service providers. Russian regulatory authorities have moved from granting exclusive licenses for each technology standard per region to granting multiple licenses covering the same territory. Increased competition, including from the potential introduction of new mobile operators in the markets where we operate, may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.

A merger between our largest competitors would result in a competitor substantially larger than us with leading market shares in the Russian and/or Ukrainian mobile communications markets.

In August 2003, Russian financial industrial conglomerate Alfa Group, which owns a 25.1% stake in Vimpelcom, announced its purchase of CT-Mobile, which owns a 25.1% stake in MegaFon. This acquisition gives Alfa Group a 25.1% blocking stake in MegaFon and the press reported that Alfa Group might seek to merge Vimpelcom and MegaFon, Russia’s second and third largest wireless communications providers and our two largest competitors. In 2006, the press reported that Vimpelcom’s shareholders, Alfa Group and Telenor, announced that they are considering the merger of Vimpelcom and Kyivstar, the leading mobile operator in Ukraine. According to the reports, Vimpelcom made a proposal to Kyivstar’s shareholders to acquire their shares, but subsequently withdrew the offer in June 2006. Though it is unclear whether such mergers might occur, in the event that they do, they would result in a competitor substantially larger than us with leading market shares in the Russian and/or Ukrainian wireless communications markets.

If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations.

Under Russian legislation, the Federal Antimonopoly Service may categorize a company as a dominant force in a market. Current Russian legislation does not clearly define “market” in terms of the types of services or the geographic area. As of December 31, 2005, MTS OJSC is categorized as a company with a market share exceeding 35% in Moscow and the Moscow region. This classification, in turn, gives the Federal Antimonopoly Service the power to impose certain restrictions on the businesses of those entities.

Additionally, UMC, which has over a 40% market share of the Ukrainian wireless communications market, can be categorized as a company with a dominant position in the market and become subject to specific government-imposed restrictions. While UMC is currently not categorized as a company with a dominant position in the market, it reduced certain of its tariffs at the recommendation of the Antimonopoly Committee of Ukraine, or the AMC, in April 2004. See “Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Competition” for additional information.

If we or any of our subsidiaries were classified as a dominant market force or as having a dominant position in the market, the imposition of government-determined tariffs could result in competitive disadvantages, and our business and results of operations could be materially adversely affected. Our refusal to adjust our tariffs according to such government-determined rates could result in the withholding of all our revenues by Russian authorities. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets could reduce our subscriber base and prevent us from implementing our business strategy. Moreover, we could be required to make additional license applications at an additional unexpected cost.

Alleged medical risks of cellular technology may subject us to negative publicity or litigation, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to these emissions. The actual or perceived health risks of transmitter masts and mobile handsets could materially adversely affect us by reducing subscriber growth, reducing usage per subscriber, increasing the number of product liability lawsuits, increasing the difficulty in obtaining or maintaining sites for base stations and/or reducing the financing available to the wireless communications industry.

Risks Relating to Our Financial Condition

Servicing and refinancing our indebtedness will require a significant amount of cash. Our ability to generate cash or obtain financing depends on many factors beyond our control.

We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our notes and bank loans. At December 31, 2005, our consolidated total debt, including capital lease obligations, was approximately $2,850.6 million, and we have signed several agreements for additional financing for an aggregate amount of approximately $1,430.0 million since December 31, 2005. Our interest expense was approximately $132.5 million, net of amounts capitalized as of December 31, 2005.

Our ability to service, repay and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness, potentially causing cross-defaults under and acceleration of our other indebtedness.

We may not be able to generate sufficient cash flow or access international capital markets or incur additional indebtedness to enable us to service or repay our indebtedness or to fund our other liquidity needs. We may be required to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms or at all, and we may not be able to sell our assets, or if sold, the proceeds therefrom may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and prospects. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

If we are unable to obtain adequate capital, we may have to limit our operations substantially, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of, and the purchasing of software for, our GSM network. We spent approximately $958.8 million in 2003, approximately $1,358.9 million in 2004 and approximately $2,181.3 million in 2005 for the fulfillment of our capital spending plans. In addition, the acquisition of UMTS licenses and frequency allocations and the buildout of a UMTS network will require additional capital expenditures. However, future financings and cash flow from our operations may not be sufficient to meet our planned needs in the event of various unanticipated potential developments, including the following:

•       a lack of external financing sources;

•       changes in the terms of existing financing arrangements;

•       construction of the wireless networks at a faster rate or higher capital cost than anticipated;

•       pursuit of new business opportunities or investing in existing businesses that require significant investment;

•       acquisitions or development of any additional wireless licenses;

•       slower than anticipated subscriber growth;

•       slower than anticipated revenue growth;

•       regulatory developments;

•       changes in existing interconnect arrangements; or

•       a deterioration in the Russian economy.

Also, currently we are not able to raise equity financing through depositary receipts such as ADRs due to Russian securities regulations providing that no more than 35% (which, prior to December 31, 2005, and at the time of our initial public offering, was 40%) of a Russian company’s shares may be circulated abroad through sponsored depositary receipt programs. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in the exchange rate of the ruble against the U.S. dollar could adversely impact our revenues and costs.

A significant portion of our costs, expenditures and liabilities, including capital expenditures and borrowings (including our U.S. dollar-denominated notes), are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. Although the ruble has not declined against the U.S. dollar in the years presented in the consolidated financial statements included elsewhere in this annual report, we nonetheless link our tariffs in most parts of Russia, which are payable in rubles, to the U.S. dollar in order to hedge against this risk. The effectiveness of this hedge is limited, however, as we may not be able to increase prices in line with ruble devaluation against the U.S. dollar due to competitive pressures or regulatory restrictions, leading to a loss of revenue in U.S. dollar terms. We do not engage in any other currency hedging arrangements. Additionally, if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits.

The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment. Increased tax liability would increase total expenses. Furthermore, the increase in the value of the ruble against the U.S. dollar could result in a net foreign exchange loss due to an increase in the costs associated with our ruble-denominated liabilities and, as a result, our net income could decrease.

Inflation could increase our costs and adversely affect our results of operations.

The Russian economy has been characterized by high rates of inflation. In both 2004 and 2005, the inflation rate, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Russian currency control regulations hinder our ability to conduct our business.

The Central Bank of Russia has from time to time imposed various currency control regulations, and may take further actions in the future. Furthermore, the government and the Central Bank of Russia may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia, which could prevent us from carrying on necessary business transactions, or from successfully implementing our business strategy.

The existing framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The law also abolished the need for companies to obtain transaction-specific licenses from the Central Bank of Russia, envisaging instead the implementation of generally applicable restrictions on currency operations. This regulatory regime continues to be restrictive.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

Additionally, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia. In 2005, Russian companies were required to convert 10% of those earnings into rubles within seven days of receipt. While this conversion requirement was abolished in April 2006, Russian legislation allows the Central Bank of Russia to reinstate the conversion requirement in any amount up to 30%. We earned approximately $112.0 million, $93.3 million and $99.4 million in foreign currency in 2003, 2004 and 2005, respectively, primarily from our roaming agreements. This requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

Continued or increased limitations on the conversion of rubles to foreign currency in Russia could increase our costs when making payments in foreign currency to suppliers and creditors and could cause us to default on our obligations to them.

Many of our major capital expenditures are denominated and payable in various foreign currencies, including the U.S. dollar and euro. For example, as of December 31, 2005, we had $388.2 million committed under non-binding contracts with foreign suppliers for the purchase of network infrastructure that were primarily denominated in U.S. dollars. Russian legislation currently permits the conversion of rubles into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited and may not continue to exist.

Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition and results of operations.

Indentures relating to our notes and our controlling shareholder Sistema’s notes contain, and some of our loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.

The indentures relating to our outstanding notes contain covenants limiting our ability to incur debt, create liens on our properties and enter into sale and lease-back transactions. The indentures also contain covenants limiting our ability to merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries’ GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas. Some of our loan agreements contain similar and other covenants. Failure to comply with these covenants could cause a default and result in the debt becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

In addition, Sistema, which controls 52.8% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures related to its $350.0 million in aggregate principal amount of notes due 2008 and $350.0 million in aggregate principal amount of notes due 2011, which impose restrictions on Sistema and its restricted subsidiaries (including us) with respect to, inter alia, incurrence of indebtedness, creation of liens and disposal of assets. In these indentures, Sistema undertakes that it will not, and will not permit its restricted subsidiaries (including us) to, incur indebtedness unless a certain debt/EBITDA (as defined therein) ratio is met. In addition to us, Sistema has other businesses that require capital and, therefore, the consolidated Sistema group’s capacity to incur indebtedness otherwise available to us could be diverted to its other businesses. Sistema may also enter into other agreements in the future that may further restrict it and its restricted subsidiaries (including us) from engaging in these and other activities. We expect Sistema to exercise its control over us in order for Sistema, as a consolidated group, to meet its covenants, which could materially limit our ability to obtain additional financing required for the implementation of our business strategy.

If a change in control occurs, our noteholders and other debt holders may require us to redeem notes or other debt, which could have a material adverse effect on our financial condition and results of operations.

Under the terms of our outstanding notes, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. A change in control will be deemed to have occurred in any of the following circumstances:

•       Any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

•        any acquisition by Sistema or its subsidiaries that results in the 50% threshold being exceeded; and

•        any acquisition by us, our subsidiary or our employee benefit plan.

•       We merge or consolidate with or into, or convey, sell, lease or otherwise dispose of all or substantially all of our assets to, another entity or another entity merges into us and, immediately following such transaction, Sistema and T-Mobile together do not beneficially own at least 50% of the total voting power of all shares of common stock of such entity.

•       We no longer beneficially own more than 50% of the issuer’s share capital.

If a change in control occurs, and our noteholders and other debt holders exercise their right to require us to redeem all of their notes or debt, such event could have a material adverse effect on our financial condition and results of operations.

Risks Relating to the Russian Federation and Ukraine

Economic Risks

Economic instability in Russia and Ukraine could adversely affect our business.

Since the dissolution of the Soviet Union in 1991, the Russian and Ukrainian economies have experienced at various times:

•       significant declines in gross domestic product;

•       hyperinflation;

•       an unstable currency;

•       high government debt relative to gross domestic product;

•       a weak banking system providing limited liquidity to domestic enterprises;

•       high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

•       significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

•       widespread tax evasion;

•       growth in a black and grey market economy;

•       pervasive capital flight;

•       high levels of corruption and the penetration of organized crime into the economy;

•       significant increases in unemployment and underemployment; and

•       the impoverishment of a large portion of the population.

Although Russia and Ukraine have benefited recently from the increase in global commodity prices, providing an increase in disposable income and an increase in consumer spending, the economies of these countries have been subject to abrupt downturns in the past. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a substantial decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets. Certain other CIS countries, including Ukraine and Belarus, were similarly affected by these events. These problems were aggravated by a major banking crisis in the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian and Ukrainian economies have experienced positive trends, such as the increase in the gross domestic product, relatively stable national currencies, strong domestic demand, rising real wages and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are less developed or regulated in comparison with other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing Central Bank of Russia regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, the Central Bank of Russia has from time to time revoked the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

There is currently a limited number of sufficiently creditworthy Russian banks. We hold the bulk of our excess ruble and foreign currency cash in Russian banks, including subsidiaries of foreign banks, in part, because we are required to do so by Central Bank of Russia regulations and because the ruble is not transferable or convertible outside of Russia. There are few, if any, safe ruble denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

The infrastructure in Russia and Ukraine is inadequate, which could disrupt normal business activity.

The physical infrastructure in Russia and Ukraine largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission systems; communication systems and building stock. In May 2005, a fire and explosion in one of the Moscow power substations built in 1963 caused a major power outage in a large section of Moscow and some surrounding regions. The blackout disrupted ground electric transport, including the metro system, led to road traffic accidents and massive traffic congestion, disrupted electricity and water supply in office and residential buildings and affected mobile communications. The trading on exchanges and the operation of many banks, stores and markets were also halted. Road conditions throughout Russia and Ukraine are poor, with many roads not meeting minimum quality requirements. The Russian and Ukrainian governments are actively considering plans to reorganize the nations’ rail, electricity and communications systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of physical infrastructure in Russia and Ukraine harms the national economies, disrupts the transportation of goods and supplies, adds costs to doing business in these countries and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of our securities.

Fluctuations in the global economy may materially adversely affect the Russian and Ukrainian economies and our business.

The Russian and Ukrainian economies are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and Ukraine and Russian and Ukrainian businesses could face severe liquidity constraints, further adversely affecting their economies. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy. Russia and Ukraine are also major producers and exporters of metal products and their economies are vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

Political and Social Risks

Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Since 1991, Russia has sought to transform from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

Current and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. In addition, the Russian presidential elections scheduled for 2008 could bring more volatility to the market. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability.

The Russian Federation is a federation of 88 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area. Violence and attacks relating to this conflict have spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in other parts of Russia, including in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia. These factors could materially adversely affect our business and the value of our shares and ADSs.

In Ukraine, tensions between certain regional authorities and the central government were ignited following the November 2004 presidential elections. Amid the mass demonstrations and strikes that took place throughout Ukraine to protest the election process and results, the regional authorities in three regions in eastern Ukraine threatened to conduct referendums on creating a separate, autonomous region within Ukraine. Though the regional authorities backed down from these threats, and tensions in Ukraine appear to have subsided following the invalidation of the November election results and the new presidential election held in December 2004, the long-term effects of these events and their effect on relations among Ukrainians is not yet known.

Recent political turmoil in Ukraine could have a material adverse effect on our operations in Ukraine, and on our business, financial condition and results of operations.

The Ukrainian parliament voted to dismiss the Ukrainian government on January 10, 2006, less than four months after the last government was dismissed by the Ukrainian president. The latest vote occurred in the wake of widespread criticism of the government for signing a controversial agreement on gas supplies from Russia earlier in the month and ahead of the Ukrainian parliamentary election in March 2006. After the March 26, 2006 elections, the previous government continues to perform its duties until the appointment of a new government. Failure to appoint a new government within a certain timeframe may result in the dissolution of the newly elected parliament by the President and new parliamentary elections would follow.

Changes to the Ukrainian constitution introduced on January 1, 2006, shifted important powers from the president to parliament, including the right to name the prime minister and form a government. With these new powers, there is a risk that the impasse between the president and parliament will evolve into a protracted political struggle and cause Ukraine’s economy to decline.

Any disruption or reversal of political reforms in Ukraine could cause a deterioration in the political, social and economic environment in Ukraine which, in turn, could have a material adverse effect on our operations in Ukraine, and on our business, financial condition and results of operations. See also “—Risks Relating to Our Business—A continued decline in Ukraine-Russia relations could materially adversely affect our business, financial condition, results of operations and prospects.”

Crime and corruption could disrupt our ability to conduct our business.

The political and economic changes in Russia and Ukraine in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of official corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or individuals. Additionally, some members of the Russian and Ukrainian media regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, could disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition, results of operations and prospects.

Social instability could increase support for renewed centralized authority, nationalism or violence.

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economies of Russia and Ukraine; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, materially adversely affecting our business, financial condition, results of operations and prospects.

Legal Risks

Weaknesses relating to the legal system and legislation in Russia and Ukraine create an uncertain environment for investment and business activity.

Each of Russia and Ukraine is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian and Ukrainian legal systems create uncertainty with respect to the legal and business decisions that we make, many of which uncertainties do not exist in countries with more developed market economies:

•       inconsistencies between and among the Constitution, federal and regional laws, presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

•       conflicting local, regional and federal rules and regulations;

•       the lack of judicial and administrative guidance on interpreting legislation;

•       the relative inexperience of judges and courts in interpreting legislation;

•       the lack of an independent judiciary;

•       a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses; and

•       poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian and Ukrainian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian and Ukrainian legal systems in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian and Ukrainian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. We cannot assure you that regulators, judicial authorities or third parties will not challenge our internal procedures and by-laws or our compliance with applicable laws, decrees and regulations.

The judiciary’s lack of independence and overall inexperience, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in each of Russia and Ukraine remain largely untested. The court system in each of Russia and Ukraine is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian and Ukrainian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian and Ukrainian judicial systems can be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult in Russia and Ukraine. All of these factors make judicial decisions in Russia and Ukraine difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes.

These uncertainties also extend to property rights. During Russia and Ukraine’s transformation from centrally planned economies to market economies, legislation has been enacted in both countries to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, including UMC, potentially without adequate compensation, would have a material adverse effect on our business financial condition, results of operations and prospects.

Selective or arbitrary government action may have a material adverse effect on our business, financial condition, results of operations and prospects.

Governmental authorities in Russia and Ukraine have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Standard & Poor’s has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups.” In this environment, our competitors may receive preferential treatment from the government, potentially giving them a competitive advantage over us.

In addition, recently, the Russian tax authorities have aggressively brought tax evasion claims relating to certain Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Selective or arbitrary government action, if directed at us, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption of our  business and  substantial additional compliance costs and sanctions.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. Governmental authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations. See also “—The regulatory environment for telecommunications in Russia and Ukraine is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.”

Due primarily to delays in the issuance of permits, approvals and authorizations by regulatory authorities, frequently it is not possible to procure all of the permits for each of our base stations or other aspects of our network before we put the base stations into commercial operation or to amend or maintain all of the permits when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permits to operate and there can be delays in obtaining the final permits, approvals and authorizations for particular base stations or other communications facilities and other aspects of our networks.

Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to operate telecommunications equipment or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Moreover, an agreement made or transaction executed in violation of a law may be invalidated and unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs and could materially adversely affect our business, financial condition, results of operations and prospects.

Developing corporate and securities laws and regulations in Russia may limit our ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which are often in competition with each other. These include:

•       the Federal Service for the Financial Markets;

•       the Ministry of Finance;

•       the Federal Antimonopoly Service;

•       the Central Bank of Russia; and

•       various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code of the Russian Federation dated January 26, 1996, or the Civil Code, and the Federal Law on Joint Stock Companies of December 26, 1995, or the Joint Stock Companies Law, generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an “effective parent.” The entity whose decisions are capable of being so determined is deemed an “effective subsidiary.” Under the Joint Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

•       the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our subsidiaries. This liability could have a material adverse effect on our business, results of operations and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on us.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

•       decisions with respect to a reorganization;

•       the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of our assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated; and

•       the amendment of our charter in a manner that limits shareholder rights.

Our (or, as the case may be, our subsidiaries’) obligation to purchase shares in these circumstances, which is limited to 10% of the company’s net assets calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Limitations on foreign investment could impair the value of your investment and could hinder our access to additional capital.

Russian and Ukrainian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. While draft legislation protecting the rights of foreign investors specifically in the telecommunications industry has been considered at various times, the Law on Foreign Investment in the Russian Federation does not provide any specific protections in this regard, nor are there specific protections in Ukraine. Because the telecommunications industry is widely viewed as strategically important to Russia and Ukraine, governmental control over the telecommunications industry may increase, and foreign investment in or control over the industry may be limited. Any such increase in governmental control or limitation on foreign investment could impair the value of your investment and could hinder our access to additional capital.

The implementation of the Federal Law on Communications imposed an additional financial burden on us and may restrict our operations, which could materially adversely affect our financial condition and results of operations.

The Federal Law on Communications, which came into force on January 1, 2004, provided for the establishment of a “universal services reserve fund” for the purpose of supporting communications companies operating in less developed regions of Russia. This reserve fund is funded by a levy imposed on all communication services operators, including us. According to a government decree enacted on April 21, 2005, such operators must make quarterly payments in the amount of 1.2% of the difference between their total revenues from telecommunications services and revenues generated by interconnection and traffic transmission services. This additional levy, which is subject to change in the future, increases our costs and could materially adversely affect our financial condition and results of operations.

In addition, a recent amendment to the Federal Law on Communications, which will become effective July 1, 2006, will implement the CPP principle prohibiting mobile operators from charging their subscribers for incoming calls. Currently, subscribers of fixed line operators can initiate calls to mobile phone users free of charge. It is currently contemplated that under the new system, fixed line operators will begin charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls. No assurance can be given as to whether we will be able to enter into payment settlement agreements with fixed line operators on favorable terms that would mitigate any negative effect of the CPP regime. In addition, potential regulatory changes that may be enacted in the future, such as mobile numbering portability and the introduction of new rules surrounding the mobile virtual network of operators could weaken our competitive position in the mobile telecommunications market and, as a result, materially adversely affect our financial position and results of operations.

As only a portion of the legislation implementing the new regulatory regime has been approved, it is currently difficult to assess the possible effects these and other changes to the communications laws and regulations may have on our business, financial condition and results of operations.

In addition, the new Ukrainian Law on Telecommunications also came into force on January 1, 2004. However, regulations implementing the new law have not yet been promulgated and certain regulatory bodies established by the new law have not yet commenced their regulatory functions. For example, the regulatory body tasked with regulating the telecommunications industry and issuing telecommunications licenses in Ukraine, the NCRC was formed in January 2005 and, in June 2005, began to perform its regulatory functions. However, the appointment of the NCRC members is currently being challenged in the Ukrainian courts. Although the first two court rulings confirmed the validity of the members’ appointment, a hearing before the Higher Administrative Court of Ukraine is still pending. If the Higher Administrative Court invalidates the appointment of the NCRC members, uncertainty will ensue with respect to the NCRC and its role in the regulation of the Ukrainian telecommunications industry. As a result, our financial position and results of operations may be adversely affected.

In addition, the new Ukrainian Law on Telecommunications, among other things, may require companies with a dominant position in the telecommunications market to develop public telecommunications services if directed to do so by the regulatory authorities. As UMC’s estimated market share in mobile telecommunications services in Ukraine is 44%, implementation of the new law may materially adversely affect our financial condition and results of operations. See “Item 4. Information on Our Company—B. Business Overview—Regulation in Ukraine—Legislation.”

Characteristics of and changes in the Russian tax system could materially adversely affect our business, financial condition, results of operations and prospects.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

•       income taxes;

•       VAT;

•       unified social tax; and

•       property tax.

The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory tax legislation. This uncertainty potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and the suspension or termination of our licenses.

Recently, there have been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, or the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately proceeded the year in which the audit is carried out. Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to review the results of tax audits conducted by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. Because none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek penalties beyond the three-year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of our Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if being distributed to Russian companies, and 15%, if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could materially adversely affect our business, financial condition, results of operations and prospects and the value of our shares and ADSs.

The implications of the tax system in Ukraine are uncertain and various tax laws are subject to different interpretations.

Ukraine currently has a number of laws related to various taxes imposed by both central and regional governmental authorities. Applicable taxes include VAT, corporate income tax (profits tax), customs duties, payroll (social) taxes and other taxes. These tax laws have not been in force for significant periods of time compared to more developed market economies and are constantly changed and amended. Accordingly, few precedents regarding tax issues are available.

Although the Ukrainian Constitution prohibits retroactive enforcement of any newly enacted tax laws and the Law on Taxation System specifically requires legislation to adopt new tax laws at least six months prior to them becoming effective, such rules have largely been ignored. In addition, tax laws are often vaguely drafted, making it difficult for us to determine what actions are required for compliance. Differing opinions regarding the legal interpretation of tax laws often exist both among and within governmental ministries and organizations, including the tax administration, creating uncertainties and areas of conflict for taxpayers and investors. In practice, the Ukrainian tax authorities tend to interpret the tax laws in an arbitrary way that rarely favors taxpayers.

Tax declarations/returns, together with other legal compliance areas (e.g., customs and currency control matters), may be subject to review and investigation by various administrative divisions of the tax authorities, which are authorized by law to impose severe fines, penalties and interest charges. These circumstances create tax risks in Ukraine substantially more significant than typically found in countries with more developed tax systems. Generally, tax declarations/returns in Ukraine remain open and subject to inspection for a three-year period. However, this term may not be observed or may be extended under certain circumstances, including in the context of a criminal investigation. While we believe that we are currently in compliance with the tax laws affecting our operations in Ukraine, it is possible that relevant authorities may take differing positions with regard to interpretative issues, which may result in a material adverse effect on our results of operations and financial condition.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts and their use in politically motivated investigations and prosecutions. We believe that the prices we have used are market prices and, therefore, comply with the requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our results of operations could be materially adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

In addition, a number of draft amendments to the transfer pricing law have recently been introduced which, if implemented, would considerably toughen the existing law. The proposed changes would, among other things, shift the burden of proving market prices from the tax authorities to the taxpayer, cancel the existing permitted deviation threshold and introduce specific documentation requirements for proving market prices.

The regulatory environment for telecommunications in Russia and Ukraine is uncertain and subject to political influence or manipulation, which may result in negative and arbitrary regulatory and other decisions against us on the basis of other than legal considerations and in preferential treatment for our competitors.

We operate in an uncertain regulatory environment. The legal framework with respect to the provision of telecommunications services in Russia and Ukraine and in other countries in which we operate or may operate in the future is not well developed, and a number of conflicting laws, decrees and regulations apply to the telecommunications sector.

Moreover, regulation is conducted largely through the issuance of licenses and instructions, and governmental officials have a high degree of discretion. In this environment, political influence or manipulation could be used to affect regulatory, tax and other decisions against us on the basis of other than legal considerations. For example, Russian government authorities investigated Vimpelcom in late 2003 on grounds that it was illegally operating in Moscow pursuant to a license issued to its wholly-owned subsidiary rather than to Vimpelcom itself. In addition, some of our competitors may receive preferential treatment from the government, potentially giving them a substantial advantage over us. For example, according to press reports, MegaFon and Kyivstar, our competitors in Russia and Ukraine, respectively, received preferential treatment in regulatory matters in the past.

We face similar risks in other countries of the CIS.

In addition to Russia and Ukraine, we currently have operations in other CIS countries, including Belarus, Uzbekistan and Turkmenistan. We may acquire additional operations in other countries of the CIS. In many respects, the risks inherent in transacting business in these countries are similar to those in Russia and Ukraine, especially those risks set out above in “—Risks Relating to the Russian Federation and Ukraine.”

Risks Relating to the Shares and ADSs and the Trading Market

Because the depositary may be considered the beneficial holder of the shares underlying the ADSs, these shares may be arrested or seized in legal proceedings in Russia against the depositary.

Because Russian law may not recognize ADS holders as beneficial owners of the underlying shares, it is possible that you could lose all your rights to those shares if the depositary’s assets in Russia are seized or arrested. In that case, you would lose all the money you have invested.

Russian law might treat the depositary as the beneficial owner of the shares underlying the ADSs. This would be different from the way other jurisdictions treat ADSs. In the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real owners. In U.S. courts, an action against the depositary, the legal owner of the shares, would not result in the beneficial owners losing their shares. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the shares are held, not the rights of ADS holders, to the underlying shares.

Thus, in proceedings brought against a depositary, whether or not related to shares underlying ADSs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. In the past a lawsuit has been filed against a depositary bank other than our depositary seeking the seizure of various Russian companies’ shares represented by ADSs issued by that depositary. In the event that this type of suit were to be successful in the future, and the shares were to be seized or arrested, the ADS holders involved would lose their rights to the underlying shares.

Your voting rights with respect to the shares represented by our ADSs are limited by the terms of the deposit agreement for our ADSs and relevant requirements of Russian law.

ADS holders will have no direct voting rights with respect to the shares represented by the ADSs. They will be able to exercise voting rights with respect to the shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs and relevant requirements of Russian law. Therefore, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the Federal Law on Joint Stock Companies and our charter require us to notify shareholders no less than 30 days prior to the date of any meeting and at least 50 days prior to the date of an extraordinary meeting to elect our Board of Directors. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

As an ADS holder, you, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary has undertaken in turn, as soon as practicable thereafter, to mail to you the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders. To exercise your voting rights, you must then instruct the depositary how to vote its shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for you than for holders of shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

In addition, although securities regulations expressly permit the depositary to split the votes with respect to the shares underlying the ADSs in accordance with instructions from ADS holders, there is little court or regulatory guidance on the application of such regulations, and the depositary may choose to refrain from voting at all unless it receives instructions from all ADS holders to vote the shares in the same manner. You may thus have significant difficulty in exercising voting rights with respect to the shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (i) receive notice of shareholder meetings to enable the timely return of voting instructions to the depositary, (ii) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (iii) be given the benefit of dissenting or minority shareholders’ rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

You may be unable to repatriate your earnings from our shares and ADSs.

We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

You may not be able to benefit from the United States-Russia income tax treaty.

In accordance with Russian legislation, dividends paid to a non-resident holder generally will be subject to Russian withholding at a rate of 15% for legal entities and organizations and at a rate of 30% for individuals. This tax may be reduced to 5% or 10% for legal entities and organizations and to 10% for individuals under the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “United States-Russia income tax treaty”) for U.S. tax residents. However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. In 2005, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. Thus, we may be obliged to withhold tax at standard rates when paying out dividends, and U.S. ADS holders may be unable to benefit from these treaties. See “Item 10. Additional Information—E. Taxation—Russian Income and Withholding Tax Considerations” for additional information.

Capital gain from the sale of shares and ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains realized by non-resident legal entities or organizations from the disposition of Russian shares and securities, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding income tax if immovable property located in Russia constitutes more than 50% of our assets. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered permanent establishment in Russia. Gains arising from the disposition at foreign stock exchanges of the foregoing types of securities listed on these exchanges by foreign holders who are legal entities or organizations are not subject to taxation in Russia.

Gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from disposition of the foregoing types of securities and derivatives in Russia by U.S. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities.

Foreign judgments may not be enforceable against us.

Our presence outside the United States may limit your legal recourse against us. We are incorporated under the laws of the Russian Federation. Substantially all of our directors and executive officers named in this document reside outside the United States. All or a substantial portion of our assets and the assets of our officers and directors are located outside the United States. As a result, you may not be able to effect service of process within the United States on us or on our officers and directors. Similarly, you may not be able to obtain or enforce U.S. court judgments against us, our officers and directors, including actions based on the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive you of effective legal recourse for claims related to your investment in the ADSs. The deposit agreement provides for actions brought by any party thereto against us to be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, provided that any action under the U.S. federal securities laws or the rules or regulations promulgated thereunder may, but need not, be submitted to arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors and Russian courts’ inability to enforce such orders and corruption.

Other Risks

We have not independently verified information we have sourced from third parties.

We have sourced certain information contained in this document from third parties, including private companies and Russian government agencies, and we have relied on the accuracy of this information without independent verification. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information. In addition, the veracity of some official data released by the Russian government may be questionable. In 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and subsequently sentenced by a court in 2004 in connection with their misuse of economic data.

Because no standard definition of a subscriber, average monthly service revenue per subscriber (ARPU), average monthly usage per subscriber (MOU) or churn exists in the mobile telecommunications industry, comparisons between certain operating data of different companies may be difficult to draw.

The methodology for calculating subscriber numbers, ARPU, MOU and churn varies substantially in the mobile telecommunications industry, resulting in variances in reported numbers from that which would result from the use of a uniform methodology. Therefore, comparisons of certain operating data between different mobile cellular communications companies may be difficult to draw.

Item 4.                        Information on Our Company

A.                History and Development

Mobile TeleSystems CJSC, or MTS CJSC, our predecessor, was formed in 1993. The founding shareholders included MGTS and three other Russian telecommunications companies, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. JSFC Sistema, or Sistema, currently owns 52.8% of our share capital. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

MTS CJSC inaugurated service in the Moscow license area in 1994 and began expanding into nearby regions in 1997. Since that time, we have continued to grow by applying for GSM licenses in new regions, investing in new GSM licensees, increasing our ownership percentage in these licensees and acquiring existing GSM license holders and operators.

Mobile TeleSystems OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary. In accordance with Russian merger law, MTS CJSC and RTC CJSC ceased to exist and MTS OJSC was created with the assets and obligations of the predecessor companies. Our charter was registered with the State Registration Chamber on March 1, 2000, which is our date of incorporation, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by American Depositary Shares, or ADSs, on the New York Stock Exchange under the symbol “MBT.” Each ADS represents five underlying shares of our common stock. Prior to January 1, 2005, each ADS represented 20 shares.

In April 2003 and December 2004, T-Mobile completed offerings of approximately 5.0% and 15.1% of our shares, respectively, in the form of GDRs through an unsponsored GDR program. In September 2005, T-Mobile sold its remaining 10.1% interest in us on the open market.

Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. Our head office is located at 4 Marksistskaya Street, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 495 911-6553. We maintain a website at www1.mtsgsm.com. The information on our website is not a part of this report. We have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715 as our authorized agent for service of process for any suit or proceeding arising out of or relating to our shares, ADSs or the Deposit Agreement.

Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing and operation of a radiotelephone mobile cellular network in the Russian Federation. We are recorded in the Unified State Register of Legal entities with registration number 1027700149124.

Expansion

Russia

In furtherance of our goal to be a nationwide operator in Russia, we have extended our focus beyond our original market of Moscow and the Moscow region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators. For a listing of our acquisitions in the last three years, see “Item 5. Operating and Financial Review and Prospects—Acquisitions” and Note 3 to our audited consolidated financial statements.

We spent $1,447.9 million in 2005 for network development in Russia, including $1,145.4 million in cash expenditures on property, plant and equipment, and $302.5 million for the purchase of intangible assets. In addition, we expect to spend approximately $1,165.0 million for further network development.

Belarus

In September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic to form a joint venture with a GSM 900/1800 license to operate in Belarus. Belarus had a population of approximately 9.8 million and a nationwide mobile penetration rate of approximately 41% as of December 31, 2005, according to AC&M-Consulting. Pursuant to the tender conditions:

•       we formed a company in Belarus, MTS Belarus, and contributed approximately $2.5 million in exchange for 49% of the share capital of the company (the other 51% of which is held by a state-owned enterprise);

•       we paid a lump sum of $10 million to the government of Belarus;

•       MTS Belarus made a one-time payment of $5 million (which was funded by a $5 million loan from us to it); and

•       we will pay a total of $6 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

On June 26, 2002, MTS Belarus received all of the governmental approvals and licenses required to commence operations in Belarus and it began operations on June 27, 2002.

Under the terms of the tender, MTS Belarus’ license will be valid for ten years, after which it may be prolonged an additional five-year period as long as the joint venture fulfills the terms of the license. At the time we won the tender, Cellular Digital Network, or Velcom, already held a GSM 900 license to operate in Belarus. Velcom’s license was issued in 1998 and is also valid for ten years and may be renewed for an additional five-year period. Velcom is a joint venture between Beltelecom and Beltechexport, two Belarusian state enterprises, which collectively have a controlling stake in Velcom and several other companies.

Ukraine

In March 2003, we purchased a 57.7% stake in UMC for $199.0 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%. We purchased the remaining 16.33% stake in UMC from TDC for $91.7 million in July 2003 pursuant to a put and call option agreement. Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreement to acquire UMC, UMC agreed to restructure, and we guaranteed, such indebtedness. As of December 31, 2004, these loans were fully repaid.

Uzbekistan

In August 2004, we acquired a 74% stake in Uzdunrobita, the largest wireless operator in Uzbekistan, for $126.4 million in cash. We also entered into put and call option agreements with the existing shareholders to acquire the remaining 26% stake for not less than $37.7 million. The exercise period for the call and put option is 48 months from the acquisition date.

Turkmenistan

In two separate purchases in June and November 2005, we acquired 100% of BCTI, the leading wireless operator in Turkmenistan, for $46.7 million in cash.

Capital Expenditures

We spent in total $2,181.4 million in 2005 for network development in Russia and other countries, which included $1,758.0 million in cash expenditures on property, plant and equipment, and $423.4 million for the purchase of intangible assets. In addition, we expect to spend approximately $1,800 million in 2006 for further network development, which we plan to finance mostly through operating cash flows, and to the extent necessary, through additional external financing activities.

Belarus

MTS Belarus spent $84.1 million in 2005 for network development in Belarus and expects to spend approximately $157.0 million in 2006 for further network development. MTS Belarus has developed GSM 900 and 1800 networks in Belarus’ major cities and regions, including Minsk and the Minsk region, the Gomel region, the Mogilev region and the Brest region, as well as throughout certain major highways, including the Moscow-Brest highway and train route. MTS Belarus has also developed its network in certain areas near Belarus’ border with Ukraine and Russia, and plans to further extend and improve the technical capabilities of its network throughout Belarus.

Ukraine

UMC spent $675.7 million in 2005 for network development in Ukraine, including $571.1 million in cash expenditures on property, plant and equipment, and $104.6 million for the purchase of intangible assets. In addition, UMC expects to spend approximately $554.0 million in 2006 for further network development.

Uzbekistan

Uzdunrobita spent $56.3 million in 2005 for network development in Uzbekistan, including $40.0 million in cash expenditures on property, plant and equipment, and $16.3 million for the purchase of intangible assets. In addition, Uzdunrobita expects to spend approximately $76.0 million in 2006 for further network development.

Turkmenistan

BCTI expects to spend approximately $12.0 million in 2006 for network development.

B.               Business Overview

We are a leading provider of mobile cellular communications services in the Russian Federation, Ukraine and certain other CIS countries, employing technology based primarily on Global System for Mobile Communications, or GSM. In 2005, we generated net revenues of $5,011 million and had a subscriber base of 58.2 million (44.2 million in Russia, 13.3 million in Ukraine, 0.6 million in Uzbekistan and 0.1 million in Turkmenistan) at December 31, 2005, making us the largest mobile operator in Russia, Uzbekistan and Turkmenistan and the second largest in Ukraine in terms of subscribers.

In addition to standard voice services, we offer our subscribers value-added services including voice mail, short message service, or SMS, general packet radio service, or GPRS, and various SMS- and GPRS-based information and entertainment services (including multi-media message service, or MMS). We also offer our subscribers the ability to roam automatically throughout Europe and in much of the rest of the world, and as of December 31, 2005, we had bilateral roaming agreements with 400 wireless operators in 192 countries.

We have grown rapidly since 1999 through organic growth, as well as acquisitions. The table below sets forth our total subscribers as of the end of, and net revenues for each of, the last five years:

Period	Subscribers(1)	Net revenues
	(in thousands)
2001	2,650	$893,247
2002	6,644	$1,361,756
2003	16,719	$2,546,198
2004	34,224	$3,886,994
2005	58,194	$5,011,018

(1)                We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of the “Jeans” and “SIM-SIM” brand tariffs) or whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its “Jeans” and “SIM-SIM” subscribers.

According to AC&M-Consulting, we had a leading 35% market share of total wireless subscribers in Russia at December 31, 2005. Our market share in the Moscow license area, which encompasses the City of Moscow and the Moscow region, was higher at 45%. The Moscow license area accounts for approximately 17% of our total subscriber base. In Ukraine, we had a leading 44% market share at December 31, 2005, according to AC&M-Consulting. Our subscriber base continued to grow in 2006. At May 31, 2006, we had approximately 62.9 million subscribers, of which 47.1 million were in Russia, 14.9 million were in Ukraine, 0.8 million were in Uzbekistan and 0.1 million in Turkmenistan.

Russia is our principal market, both in terms of subscribers and revenues. At December 31, 2005, approximately 76% of our subscriber base was in Russia and approximately 23% was in Ukraine. For the year ended December 31, 2005, approximately 74% of our revenues came from operations in Russia and 24% from operations in Ukraine.

Overall wireless penetration in Russia was at approximately 87% at December 31, 2005, and higher in Moscow at 135%, according to AC&M-Consulting. Mobile cellular penetration in Ukraine was lower than in Russia at approximately 64% at December 31, 2005, according to AC&M-Consulting. Mobile cellular penetration in Uzbekistan was at approximately 4% at December 31, 2005, according to the Uzbek Agency for Communications and Informatization. Mobile cellular penetration in Turkmenistan was at approximately 1.5% at December 31, 2005, according to our estimates.

As of December 31, 2005, we had licenses to operate in 86 regions of Russia with a population of approximately 142.6 million people, or approximately 98.2% of the country’s total population, for the entire territory of Ukraine with a population of approximately 47.5 million people, for the entire territory of Uzbekistan with a population of approximately 26.1 million people and for the entire territory of Turkmenistan with a population of approximately 6.7 million people. As of December 31, 2005, we had commercial operations in 82 regions of Russia, with a combined population of approximately 139.9 million people, in all of Ukraine and in selected areas of Uzbekistan and Turkmenistan.

To maintain and increase our market share and brand awareness, we use a combination of print media, radio, television, direct mail and outdoor advertising, focusing on brand and image advertising, as well as promotion of particular tariff plans. Supporting these efforts, we have developed an extensive distribution network comprised of 457 of our own sales and customer service centers and approximately 34,000 additional points of sale operated by our dealers, as of December 31, 2005.

We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 89% of our subscribers in Russia and approximately 90% of our subscribers in Ukraine. Under this system, our subscribers prepay for their access, usage and value-added service fees.

MTS Belarus had 2.1 million subscribers and a leading market share of 51.6% at December 31, 2005, according to AC&M-Consulting. The subscriber base of MTS Belarus grew to 2.5 million at May 31, 2006. Belarus, a country with a population of approximately 9.8 million, had a mobile cellular penetration rate of 41% at December 31, 2005, according to AC&M-Consulting.

Business Strategy

Our primary goal is to maintain our position as a leading wireless operator in each of the territories in which we operate. In addition, we intend to take advantage of opportunities to expand our network coverage in the Russian Federation and other countries with a focus on the former Soviet Republics, excluding the Baltic states. To achieve this, we intend to continue to implement the following strategies:

•       Maintain our leading position in the Moscow license area by expanding and upgrading our subscriber base and focusing on the requirements of the various subscriber groups, encouraging loyalty through high quality of service, cost control and development of services and incentives.

•       Develop our operations in regions we currently service, in particular, in St. Petersburg, which we consider to be the second most important mobile market in Russia after Moscow.

•       Selectively extend our network to regions of Russia in which we do not already operate, focusing on densely populated areas with relatively high per capita incomes, such as regional capitals and along transportation routes.

•       Expand our operations and further develop our commercial services in Ukraine, Belarus and other countries of the CIS as attractive opportunities arise through the acquisition of existing operators or new licenses.

•       Provide new and varied tariff plans and value-added service options that appeal to the various subscriber groups within our network.

•       Use the Moscow license area as a platform from which to test and launch new products and services.

In the past few years, we have rapidly expanded into the Russian regions and selected CIS countries through launches of operations in territories in which we had licenses and through acquisitions of other mobile operators. Starting in 2003, we have become particularly focused on the integration of our existing businesses into a single company with a unified marketing approach and centralized network and operations management. In addition, we intend to continue to consolidate our ownership in regional subsidiaries by acquiring remaining minority stakes.

Our capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2004 and 2005 were $1,358.9 million and $2,181.3 million, respectively, and we expect to invest approximately $1,800 million in 2006. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses.

We may also expand our operations into other countries of the CIS through the acquisition of existing operators or new licenses as attractive opportunities arise.

Implementation of these strategies is subject to a number of risks. See “Item 3. Key Information—D. Risk Factors” for a description of these and other risks we face.

Current Operations

Subsidiaries

For a list of our major subsidiaries and our ownership percentages in these subsidiaries, see Note 2 to our audited consolidated financial statements.

Consistent with our strategy, in November 2004, the general meeting of our shareholders approved a reorganization of MTS OJSC in the form of a merger with Telecom XXI, Kuban-GSM, UDN-900, Dontelecom, MTS Barnaul, MTS-NN, Amur Cellular Communication (“ACC”) and Telecom-900. We completed the merger in July 2005.

To improve management efficiency and consolidate administratively our majority-owned subsidiaries, our shareholders approved a further reorganization of MTS OJSC in February 2006 in the form of a merger with nine of our wholly-owned subsidiaries, including Gorizont RT, TAIF Telcom, MTS RTK, Sibchallenge, Tomsk Cellular Communications (“TSS”), BM Telekom, Far East Cellular Systems—900 (“FECS—900”), Siberian Cellular Systems—900 (“SCS—900”) and Uraltel. We completed the merger in March 2006.

License Areas

The following table shows, as of May 31, 2006, information with respect to the license areas in which we and our subsidiaries and affiliates provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region	Licensee	Expiry date	Licensee	Expiry date
Moscow License Area
Moscow	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Moscow region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
St. Petersburg License Area
St. Petersburg	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Leningrad region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Russian Regional License Areas
European Russia
Adygeya Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Arkhangelsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Astrahansk region	MTS OJSC	December 11, 2013	Astrahan-Mobile	October 18, 2011
Bashkortostan Republic	MTS OJSC	August 22, 2007	MTS OJSC	August 22, 2007
Belgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Belgorod region	ReCom	May 15, 2008	—	—
Bryansk region	ReCom	May 15, 2008	—	—
Bryansk region	—	—	MTS OJSC	April 28, 2008
Chuvashia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Dagestan Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ingushetia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar Republic	—	—	MTS OJSC	December 30, 2013
Kaliningrad region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kalmykia Republic	MTS-RTK	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Karachaevo-Cherkesia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kirov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	MTS OJSC	April 28, 2008

Komi-Permyatsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kostroma region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnodar territory	MTS OJSC	May 30, 2007	MTS OJSC	May 30, 2007
Kursk region	—	—	MTS OJSC	April 28, 2008
Kursk region	ReCom	May 15, 2008	—	—
Lipetsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Lipetsk region	ReCom	May 15, 2008	—	—
Mari-El Republic	Mar Mobile GSM	January 15, 2012	Mar Mobile GSM	January 15, 2012
Mordovia Republic	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Nenetsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Nizhny Novgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novgorod region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel region	ReCom	May 15, 2008	—	—
Orenburg region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Perm region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Rostov region	MTS OJSC	July 1, 2010	MTS OJSC	July 1, 2010
Pskov region	MTS OJSC	October 1, 2006	—	—
Pskov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ryazan region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Samara region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov region	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	Telesot Alania	April 28, 2011	Telesot Alania	April 28, 2011
Severnaya Osetia-Alania Republic	—	—	MTS OJSC	December 30, 2013
Smolensk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Stavropol territory	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tatarstan Republic	MTS OJSC	June 26, 2007	MTS OJSC	June 26, 2007
Tula region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tver region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	February 21, 2007	—	—
Ulyanovsk region	—	—	MTS OJSC	December 30, 2013
Vladimir region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Volgograd region	—	—	Volgograd-Mobile	October 4, 2011
Vologda region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Voronezh region	ReCom	May 15, 2008
Voronezh region	—	—	MTS OJSC	April 28, 2008
Yaroslavl region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Asian Russia
Aginski-Buryatski Autonomous District	Sibintertelecom	July 1, 2013	Sibintertelecom	October 31, 2008
Aginski-Buryatski Autonomous District	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Altaisk territory	MTS OJSC	September 8, 2010	MTS OJSC	September 8, 2010
Altai Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	MTS OJSC	January 10, 2007	MTS OJSC	January 10, 2007
Amur region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Buryatiya Republic	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Chelyabinsk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Chita region	Sibintertelecom	January 1, 2011	Sibintertelecom	January 1, 2011
Chita region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008

Chukotsk Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Evenkia Autonomous District(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Jewish Autonomous region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Irkutsk region	MTS OJSC	December 30, 2013	—	—
Irkutsk region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Kamchatka region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Kemerov region	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk Territory	MTS OJSC	January 10, 2007	MTS OJSC	January 10, 2007
Khabarovsk Territory	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Khakassiya Republic	MTS OJSC	September 13, 2011	MTS OJSC	September 13, 2011
Khanty Mansiysk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Koryakski Autonomous District(1)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Krasnoyarsk Territory	MTS OJSC	December 21, 2010	MTS OJSC	September 13, 2011
Kurgan region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Magadan region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Novosibirsk region	MTS OJSC	February 21, 2007	MTS OJSC	February 21, 2007
Omsk region	MSS	December 20, 2006	MSS	December 20, 2006
Primorsky Territory	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sakha Republic (Yakutia)	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sakha Republic (Yakutia)	MTS OJSC	July 1, 2010	—	—
Sakhalin region	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Sverdlovsk region	MTS OJSC	March 1, 2011	MTS OJSC	March 1, 2011
Sverdlovsk region	—	—	MTS OJSC	April 28, 2008
Taimyr Autonomous District	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Tomsk region	MTS OJSC	June 5, 2008	MTS OJSC	June 5, 2008
Tyumen region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tyva Republic	MTS OJSC	July 19, 2011	MTS OJSC	December 30, 2013
Ust-Ordynski Buriatsk Autonomous District	Primtelefon	April 28, 2008	Primtelefon	April 28, 2008
Yamalo-Nenetsk Autonomous District	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013
Uzbekistan
Uzbekistan	Uzdunrobita	June 30, 2016	Uzdunrobita	June 30, 2016
Turkmenistan
Turkmenistan	BCTI	February 1, 2009	BCTI	February 1, 2009
Belarus
Belarus	MTS Belarus	April 30, 2012	MTS Belarus	April 30, 2012

(1)                Our regional license areas in which we have not commenced commercial operations as of the date of this document.

Each of our licenses requires service to be started by a specific date and most contain further requirements as to network capacity and territorial coverage to be reached by specified dates. We have met these targets or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the government nor other parties have taken or attempted to take legal actions to suspend, terminate or challenge the legality of any of our licenses. We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Services Offered

Network Access

We primarily offer mobile cellular voice, data and facsimile communication services to our subscribers on the basis of various tariff plans. In general, we offer tariff plans that do not require subscribers to pay a monthly subscription fee. However, certain tariff plans require subscribers to pay a monthly subscription fee and a per-minute charge for usage. See “—Tariffs.”

Automatic Roaming

Roaming allows our customers, both subscribers and guest roamers, to receive and make international, local and long-distance calls while traveling outside of their home network. Roaming is provided through individual agreements between us and other GSM operators. Unlike many non-GSM providers that require additional equipment or prior notification, our roaming service is instantaneous, automatic and requires no additional equipment.

As of December 31, 2005, we had bilateral roaming contracts with 400 wireless operators in approximately 192 countries, including with regional operators in Russia. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of December 31, 2005, in addition to our network coverage area in 82 regions of Russia, GSM service is available to our subscribers in several regions of Russia where we do not currently operate through our roaming agreements with 13 regional operators.

Roaming agreements regulate the relations and billing procedures between operators. The host operator sends the roamer’s home operator a bill for the roaming services provided to the roamer. The roamer’s home operator pays the host operator directly for the roaming services and then includes the amount due for the provision of roaming services in the roamer’s monthly bill.

Value-Added Services

We offer several value-added services to our customers. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them. Some basic value-added services that we offer include:

•       Call Divert/Forwarding;

•       Call Barring;

•       Caller ID Display and anti-Caller ID Display;

•       Call Waiting;

•       Conference Calling;

•       Melody Ring Tones;

•       Wi-Fi;

•       Missed Call Alert;

•       Mobile Office;

•       Itemization of Monthly Bills;

•       Voicemail;

•       Information and Directory Service;

•       International Access Service;

•       Automatic Customer Care System;

•       Customer Care System via the Internet;

•       Short Message Service, or SMS;

•       General Packet Radio Service, or GPRS;

•       Multi-Media Message Service, or MMS;

•       Wireless Application Protocol, or WAP;

•       New technologies-based services, including wireless local area network, or WLAN, location based services, or LBS, and others;

•       SIM-browser;

•       I-mode;

•       Real IP; and

•       Location-Based Service, or LBS.

We also provide many voice and SMS-based value-added services in cooperation with various content providers.

Other Services

In addition to cellular communication services, we offer corporate clients a number of telecommunications services such as design, construction and installation of local voice and data networks capable of interconnecting with fixed line operators, installation and maintenance of cellular payphones, lease of digital communication channels, access to open computer databases and data networks, including the Internet, and provision of fixed, local and long-distance telecommunications services, as well as video conferencing.

Sales and Marketing

Target Customers

Our target customers historically included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, with mobile cellular penetration in these segments becoming saturated, we began offering mobile cellular services to a much wider group of the population. Over time, we adjusted our service model to provide differentiated levels of service to meet the needs of distinctive customer segments as such segments have developed. In 2002, we launched the “Jeans” group of tariff plans, which appealed to mass-market subscribers as these prepaid plans had, and continue to have, low connection and no monthly fees. We also continue to actively target high-end customers who provide us with larger profit margins through high ARPU and MOU. For example, the “Profi” and “Exclusive” tariff plans offer a higher level of customer service, technical support and a wide range of services, including personalized service and support with minimum waiting time. Today, we are considered a mass-market mobile network operator with a wide range of subscribers in all customer segments.

To promote subscriber loyalty, we offer discounts with respect to our tariff plans for customers willing to enter into extended contracts with us. This strategy also helps to mitigate churn rates among our subscribers in a highly competitive market.

Advertising and Marketing

Our advertising and public relations initiatives include:

•       brand and image advertising and public relations to position us as the leading mobile cellular operator in Russia, Ukraine, Uzbekistan and Turkmenistan;

•       information advertising and promotion to inform potential customers of the advantages of the high quality and variety of our services and the extensive coverage we offer; and

•       product- and tariff-related advertising and promotion for specific marketing campaigns, new tariffs and pricing discounts.

We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. Our indirect advertising includes sponsorship of selected television programs, sporting events, concerts and other popular events. We also coordinate the advertising policies of our dealers to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we have expanded our network, we have concentrated a greater part of our advertising and marketing effort on positioning the MTS and Jeans brands as national brands. In addition, we focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

Renewed brand

On May 10, 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunications companies operating within the Sistema Telecom group, including us. We believe that our new brand symbolizes leadership and a dynamic and innovative approach to doing business. The re-branding reflects a shift in our marketing strategy with a renewed focus on the simplification of our communications to the general public. One of the goals through our re-branding efforts is to create a simple set of tariff plans with clear advantages over our competitors and easy-to-understand descriptions of the wide range of our services and product offerings. In addition, we aim to simplify the purchasing experience for our customers by creating a universal format for our sales offices, transforming them into visually appealing, practical and convenient venues where buyers can obtain product information and test our latest products and services.

The changes relating to our brand renewal will impact each of our operational regions, as well as the relationship we have with our subscribers. For example, we are circulating new payment cards and will phase out the old cards as they expire. We have launched a federal advertising campaign with new advertising and informational materials. Our revised website with the new brand and logo is already available online at www1.mtsgsm.com. New signs will be hung at our sales offices, which will be redesigned to reflect the service standards and philosophy of the new brand.

Under this universal brand, our subscribers will have access to a wide range of telecommunications products and services, including Internet access, mobile and fixed-line telephones, single billing and a single interface for all of the subscriber’s telecommunications needs. We believe that our re-branding efforts will increase our recognition among existing and potential clients, promote cross-sales of the companies using the brand and enhance subscriber loyalty.

Sales and Distribution

As of December 31, 2005, we had 398 sales and customer service centers in Russia, 36 in Ukraine, 21 in Uzbekistan and ten in Turkmenistan. In response to the demand shift to mass-market subscribers, we have developed an extensive distribution network through independent dealers that operate numerous outlets in places of high consumer activity, such as supermarkets and malls. Under our current policy, dealers receive a commission per subscriber connected based on revenues generated during the first six months by subscribers that they enroll. The commission in the Moscow license area currently ranges between $25 and $120 per subscriber and dealer commissions in the other regional license areas in Russia are between $5 and $50. Dealer commissions in Ukraine range from $3 to $40. Dealers generally receive a commission of approximately $40-50 for enrolling subscribers in our “VIP” tariff plan. We limit our credit exposure to dealers by controlling the cash flow from customers. If a new customer pays in cash, the dealer remits the full amount received to us within three days. If the customer chooses to pay by bank transfer or by credit card, the customer pays us directly, and we pay the dealer its commission after the end of the month.

Prior to 2006, in Russia, we paid the full amount of commission when a dealer activated a subscriber’s contract. If such subscriber’s usage of our voice and non-voice services over the following six-month period amounted to less than the amount of the dealer’s commission, the dealer was required to reimburse the difference to us. Commencing January 1, 2006, we began linking commissions payable to a dealer on a monthly basis to the amount of revenues we receive. In the six-month period from the date a subscriber is activated by a dealer, such dealer receives the lesser of the full commission amount or 50% of the revenues received from the subscriber during the period. We believe that this method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management, as dealers are not credited after a subscriber is activated.

During 2005, approximately 85% of our new subscribers enrolled through independent dealers in Russia and 94% in Ukraine, and we enrolled the remainder directly. We intend to continue expanding our internal distribution network, as well as our independent dealer distribution network. Independent dealers have also begun servicing some aspects of our subscribers’ accounts, such as the switching on and off of additional services and payment collection.

As the geographic range of our network expands, we expect to increase the number of distribution points, primarily through increasing the number of dealers under contract with us and creating joint ventures with local partners to act as our dealers.

Competition

The Russian wireless telecommunications market

The Russian wireless telecommunications market is characterized by rapid growth in subscribers and revenues and increasing consolidation among a few large national operators. As of December 31, 2005, overall wireless penetration in Russia was 86.6%, or approximately 125.8 million subscribers, according to AC&M-Consulting.

Demand for wireless communications services in Russia has grown rapidly over the last ten years due to rising disposable incomes, increased business activity and declining prices due to intensified competition among wireless communications providers. The Russian market has achieved high levels of penetration in Moscow and St. Petersburg, with more than 135 and 118 subscribers per 100 residents, respectively, at December 31, 2005, according to AC&M-Consulting. Regional markets remained relatively under-penetrated, with an average of less than 78 subscribers per 100 residents.

The following table sets forth key data on Russia’s wireless telecommunications market:

	As of December 31,
	2001	2002	2003	2004	2005
	(Amounts in millions, except for percentages)
Subscribers(1)	8.0	18.0	36.2	74.4	125.8
Subscriber penetration	4%	12%	25%	51%	87%

Source: AC&M-Consulting.

(1)                Based on registered subscribers (SIM cards only). There is no uniform definition of active subscribers in the Russian wireless market.

According to AC&M-Consulting and our own data, we accounted for 45.1% and 44.6% of subscribers in Moscow, 32.2% and 32.7% of subscribers in St. Petersburg and 35.7% and 35.2% of total Russian subscribers as of December 31, 2004 and 2005, respectively.

The competition has evolved in recent years to exist primarily between us, Vimpelcom and MegaFon, each of which has effective national coverage in Russia. Competition today is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered. For a description of the risks we face from increasing competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face increasing competition that may result in reduced operating margins and loss of market share, as well as different pricing, service or marketing policies.”

The following table illustrates the number of wireless subscribers for each network operator in Russia as of December 31, 2003, 2004 and 2005:

	As of December 31,
Operator	2003	2004	2005
	(Amounts in millions)
MTS(1)	13.4	26.5	44.2
Vimpelcom(1)	11.4	25.7	43.1
MegaFon group(1)	6.3	13.6	22.8
Others(2)	5.1	8.0	15.7

(1)                Subscriber information based on the relevant operator’s data.

(2)                Source: AC&M-Consulting.

Vimpelcom

Vimpelcom, which operates GSM 900/1800 networks, is one of our primary competitors in Russia, and it is the second largest GSM wireless operator in Russia in terms of subscribers. We believe that Vimpelcom will continue to be our primary competitor for the foreseeable future.

According to Vimpelcom, it had approximately 43.1 million subscribers in Russia at December 31, 2005, including 9.3 million in the Moscow license area. At December 31, 2005, according to AC&M-Consulting, Vimpelcom had a 40.8% market share in Moscow and a 34.3% market share of total wireless subscribers in Russia.

MegaFon

In addition to Vimpelcom, we also compete with MegaFon, which is the third largest operator in Russia in terms of subscribers. The MegaFon group holds GSM 900/1800 licenses to operate in all 88 regions of the Russian Federation.

According to MegaFon, it had a subscriber base of 22.8 million in Russia at December 31, 2005, including 3.2 million subscribers in the Moscow license area. At December 31, 2005, according to AC&M-Consulting, MegaFon had a 37.1% market share in St. Petersburg and an 18.1% market share of total wireless subscribers in Russia.

Other Operators

In addition to our principal competitors, Vimpelcom and MegaFon, we also compete with local GSM and D-AMPS operators in several Russian regions.

In certain regions of the Urals part of Russia, our primary competitor is Uralsvyazinform, which had approximately 3.8 million subscribers as of December 31, 2005. In certain regions of the Volga part of Russia, we compete with SMARTS, which had approximately 2.8 million customers as of December 31, 2005. The preceding subscriber numbers, in each case, are according to AC&M-Consulting.

The Ukrainian wireless telecommunications market

Since 2003, the Ukrainian wireless telecommunications market has enjoyed rapid growth, in part, due to broader economic recovery in Ukraine, changes in ownership of the two major operators and the more recent introduction of calling-party pays billing arrangements. In 2005, overall wireless penetration in Ukraine increased from 29.1% to 64.0%, or approximately 16.1 million subscribers, according to various press releases from Ukrainian mobile operators.

The following table shows the number of subscribers as of the dates indicated and the coverage area of UMC and our competitors in Ukraine:

Operator	December 31, 2004	December 31, 2005	Coverage Area
	(amounts in thousands)
Kyivstar	6,252	13,925	Nationwide
UMC	7,373	13,327	Nationwide
DCC/Astelit	85	2,390	Nationwide
URS/Vimpelcom	50	210	Major cities and towns
Golden Telecom	60	51	Kiev, Odessa
Others	50	31	Major cities

Source: Subscriber information based the relevant operator’s data.

In Ukraine, we compete primarily with Kyivstar, a GSM operator with 13.9 million subscribers as of December 31, 2005. Kyivstar is owned by Telenor and Alfa Group. Kyivstar offers wireless services using GSM 900 and GSM 1800 technologies. DCC holds a license to provide wireless cellular services using the D-AMPS standard and, through its subsidiary Astelit, holds a GSM-1800 license. In addition, Turkcell has acquired a controlling interest in DCC. Golden Telecom Ukraine, which is beneficially owned by Alfa Group, Telenor and Rostelecom, offers wireless services using GSM 1800 technology.

The Uzbekistan wireless telecommunications market

The Uzbekistan wireless telecommunications market is characterized by low penetration rates. In 2005, overall wireless penetration in Uzbekistan increased from 2% to 4%, or approximately 510,000 subscribers, according to Informa (UK).

The following table shows the number of subscribers as of the dates indicated and the coverage area of Uzdunrobita and our competitors in Uzbekistan:

Operator	December 31, 2004	December 31, 2005	Coverage Area
	(amounts in thousands)
Uzdunrobita (MTS)	310.0	580.3	Nationwide
Unitel (Vimpelcom)	121.6	298.4	Nationwide
Coscom	65.1	103.7	Nationwide
Others (Uzmakom GSM, Buztel GSM)	46.6	71.0	Major cities

Source: Subscriber information based the relevant operator’s data.

Uzdunrobita offers wireless services using TDMA, GSM 900 and GSM 1800 technologies. In Uzbekistan, we compete primarily with Unitel, a GSM operator owned by Vimpelcom with 298,370 subscribers as of December 31, 2005. We also compete with Coscom, which provides wireless services in Uzbekistan using GSM 900/1800 technology and is owned by MCT Corporation, Telenor and Rostelecom.

Tariffs

We customize our marketing efforts and pricing policies in each region of Russia by considering such factors as average income levels, the competitive environment and subscriber needs in a particular region, all of which vary from region to region. Consistent with our marketing strategy, we have developed new tariff plans to appeal to a broader market.

We launched our “Jeans” brand tariff plans geared at mass-market subscribers on November 15, 2002, in Moscow and in 37 other regions in Russia. “Jeans” tariffs were launched in Ukraine in August 2003. The “Jeans” brand is comprised of a set of prepaid tariffs that generally include features such as no monthly subscription fee, per-second billing, free incoming calls from MTS subscribers and, for certain tariff plans, advance payment credit expiration dates. Our “Jeans” tariff subscribers in Russia receive all incoming calls free of charge from other MTS subscribers and, in many regions, from subscribers of other mobile operators. As of December 31, 2005, Jeans subscribers accounted for 79% of our total subscribers and 88% and 48% of our subscribers in Russia and Ukraine, respectively. In addition, we offer a second set of prepaid tariffs in Ukraine marketed under the “SIM-SIM” brand. As of December 31, 2005, “SIM-SIM” subscribers accounted for 42% of our subscribers in Ukraine.

In October 2005, we introduced additional monthly tariff plans to offer our subscribers a greater variety of value-added services and pricing options than the previous tariff structure. All of our monthly tariff plans combine different monthly network access fees (with the exceptions of the “Jeans” tariff plans), per minute usage charges and value-added services in packages designed to appeal to different market segments. The tariff plans are divided into four categories—“Jeans,” “Profi,” “Exclusive” and “Corporate”—with each category designed to target specific segments as follows:

•       Jeans: In addition to the description above, we have adopted an easy-to-use system of choosing from up to five different “Jeans” tariff plans. After subscribers first acquire the basic “Jeans” plan, they may send an SMS message to choose from five tariff plans each with different per minute call fees.

•       Profi: “Profi” tariff plans are geared toward heavy users who use their mobile phones for personal and business communications. These plans feature monthly fees for a certain predetermined number of minutes and low fees for subscribers who exceed this limit. “Profi” subscribers choose between a local and federal number with the local number being more expensive, and from a wide range of value-added services, including caller ID, or CLIP, conference calling, call transferring and call waiting/holding. Regular subscribers of the “Profi” plans are provided an additional 15% discount on their local and mobile calls and a 15% increase of allotted minutes at no extra charge.

•       Exclusive: “Exclusive” tariff plans are designed for heavy users who call primarily within the Moscow region. “Exclusive” subscribers are provided an unlimited number of local minutes, an opportunity to pay through our credit payment system and access to personal customer care service. For those “Exclusive” subscribers issued a local number, monthly fees are up to $212 and those using a federal number pay up to $118 per month. In addition, regular “Exclusive” subscribers receive a 15% discount.

•       Corporate: We offer four different tariff plans in each region targeted to meet the demands of our corporate clients. These plans feature specialized customer care, payment through our credit system and volume and tenure discounts. In addition, we provide customized pricing offers and technical solutions to our biggest clients.

Although we offer the same categories of tariff plans throughout Russia, the prices of these plans differ from region to region taking into account such factors as the average income, competitive environment and subscriber needs in a particular region. Generally speaking, our tariff plans are more expensive in the Moscow license area. We introduced a unified system of tariff plans to achieve such benefits as better perception of tariff plans and clarity, simplicity and transparency for prospective subscribers throughout Russia. In addition, we introduced additional tariff plans with different connection fees, per minute call charges and a wide range of value-added services.

By advertising on a national rather than regional or local level, we have been able to streamline and reduce our advertising and marketing expenses through unified advertising campaigns throughout Russia. Furthermore, we are able to convey to consumers a more uniform perception of our brand and services.

Our tariff plans offer a variety of pricing schemes. The following description of tariffs and charges are, in each case, exclusive of VAT. As of December 31, 2005, the per-minute tariff for calls to Moscow from Moscow (including Jeans tariff plans) varied from $0.06 per minute to $0.23 per minute. The per minute prices in the regions outside of the Moscow license area (including Jeans tariff plans) ranged from $0.02 per minute to $0.35 per minute; in St. Petersburg tariffs varied from $0.05 per minute to $0.12 per minute. Higher rates apply to domestic long distance calls and we assessed a surcharge for all international calls that ranged from $1.29 per minute (Moscow) for calls to Europe to $1.99 per minute (Moscow) for calls to Africa. Our value-added services, such as Caller ID and Call Waiting, are sometimes included in the plan at no additional charge and sometimes carry a charge of up to $2 per month, depending on the plan and the region.

We also offer unified tariff plans in all territories of Ukraine in which we operate, including private contract, business and prepaid plans. In addition, we developed new tariff plans for Ukraine that focus on the differing needs of subscribers in the various market segments during 2005. These new plans are divided into three categories, each promoted under its own name, and offer a wide variety of monthly paid contracts, including packages with unlimited traffic. For example, SIM-SIM tariffs comprise a family of pre-paid plans offering universal tariffs noted for their simplicity, as well as special reduced tariffs for calls made within the UMC network, for calls made to preferred designated numbers and for heavy SMS users, among others. Jeans tariff plans also offer special reduced tariffs for calls made and SMSs sent within the UMC network. UMC Business tariff plans are targeted for corporate users offering discounted tariffs for calls made between intra-company users.

As of December 31, 2005, the standard per minute prices in Ukraine varied from $0.15 per minute to $0.25 per minute. The standard per minute price for calls made within the UMC network ranged from $0.09 per minute to $0.20 per minute. Higher rates applied to international calls ranging from $0.53 per minute to $3.56 per minute during peak periods and from $0.20 per minute to $2.07 per minute during off-peak and night periods.

Customer Payments and Billing

We enroll new subscribers, except for certain corporate clients, in an advance-payment program, under which the subscriber prepays a specific amount of money to use our services. As of December 31, 2005, approximately 98.6% of our consolidated subscriber base was enrolled in the advance-payment program and 1.4% used the credit system.

Our advance-payment system monitors each subscriber account and sends a seven-day advance warning on the subscriber’s mobile telephone when the balance on the subscriber’s account decreases below a certain threshold, which is approximately the average consumption by the subscriber for a ten-day period. Then the system sends a telephonic reminder or SMS twice in the following seven-day period and an additional reminder one day prior to termination, including the current level of the subscriber’s remaining balance and a recommendation as to the sum that should be advanced to us based on the subscriber’s historical usage.

Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid on time, the customer may be liable for a late payment charge of up to 0.3% of the amount due for each day payment is past due. We limit the amount of credit extended to customers based on the customer’s payment history, type of account and past usage. As of December 31, 2005, subscribers using the credit system of payment had a maximum credit limit of $1,000. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we block the telephone number until the invoice is settled. We actively manage our subscriber base to migrate existing credit payment customers to the advance-payment system. However, existing credit payment customers may continue to use their old tariff plan as long as their accounts remain in good standing.

The migration of our “Jeans” subscribers onto a new billing system was completed in 2005 for the large majority of the subscribers. We plan to migrate the remaining “Jeans” subscribers onto the new billing system by the end of 2006.

In 2005 and the first half of 2006, our tariffs in Russia were primarily quoted in currency units equivalent to U.S. dollars, except for some regions of Russia where tariffs are quoted in rubles. Invoices quoted in U.S. dollar-equivalent units specify the amount owed in such units and require translation into rubles in order to make payments. We intend to move to ruble-denominated tariffs and invoicing in the future and, to that end, we introduced a fixed exchange rate for converting U.S. dollar-denominated tariffs and charges into Russian rubles in 2006. We offer our subscribers various ways to pay for our services, including by cash or credit card, wire transfer, on account, prepaid cards and express-payment cards.

All tariffs for UMC subscribers are quoted in hryvnias. We offer our subscribers in Ukraine various ways to pay for our services, including by cash or credit card, wire transfer, on account and prepaid cards.

Customer Service

We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In most markets in which we operate, we have a call center that provides customer service 24 hours a day, seven days a week. Customer service representatives answer inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services.

With the aim of improving the quality of our customer service and optimizing our expenses, we began the reorganization of our call centers into consolidated macro-regional contact centers in 2004. The aim of the project is to transform our call centers into effective channels for client relationship management, or CRM, offering a full range of services and CRM functions.

In connection with this reorganization, we are establishing Customer Retention departments in each of our macro-regions to develop and implement customer retention programs with respect to all key customer segments and each of our primary service offerings. Our customer retention personnel will handle customer claims and suggestions, as well as follow up with those customers who disconnected from our network to understand the reasons for the disconnection and properly respond to the changing needs of our customers.

We also have a number of Credit Control employees in each region to manage bad debts and credit restrictions. In addition, we further improved our walk-in centers and combined offices for sales and customer service in the regions in 2005.

In addition, in 2005, we successfully launched in Moscow the intellectual routing of calls designed to provide our more valuable and loyal customers quicker access to customer support services when calling us. We plan to adopt this advanced customer service technology in each of the regions we operate during 2006.

Network Technology

We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunications services. Our network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher-frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including Russia and Ukraine, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network.

Network Infrastructure

We use switching and other network equipment supplied by Motorola, Siemens, Ericsson, Huawei, Alcatel and other major network equipment manufacturers.

In the Moscow license area, we have allocated frequencies spanning 2 × 11.4 MHz of spectrum in the GSM 900 frequency band and 2 × 24.6 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

In St. Petersburg and the Leningrad region, we have allocated frequencies spanning 2 × 9.6 MHz of spectrum in the GSM 900 frequency band (including 2 × 1.6 MHz in the E-GSM band) and 2 × 18.2 MHz of spectrum in the GSM 1800 frequency band for operation of a dual GSM 900/1800 network.

We have frequencies allocated to us for the operation of GSM 900 and GSM 1800 frequency bands in all regions of Ukraine. The radio frequencies allocated to us for the operation of GSM 900 span from 2 × 2.8 MHz of spectrum in the Kiev and Zakarpattya regions to 2 × 5.2 MHz in Kiev city. We also have been allocated frequencies spanning from 2 × 16.0 MHz in the Tchernigov region to 2 × 26.4 MHz in the Dnepropetrovsk region for operation of GSM 1800 base stations. In addition, we have applied for an additional 137.6 MHz of GSM 1800 frequency allocations for 19 major license areas in Ukraine and intend to apply for additional frequency allocations in the 1800 MHz band.

We believe that we have been allocated adequate spectrum in each of our license areas.

GPRS and Internet Access

In many regions, we have upgraded our network to enable us to offer GPRS services, which permit our subscribers access to the Internet, WAP and MMS. As of December 31, 2005, GPRS services were available to our subscribers in 78 regions in Russia, including major metropolitan areas such as Moscow, St. Petersburg and Novosibirsk. We also offered GPRS services in all regions of Ukraine. In addition, we introduced international GPRS roaming to our subscribers in 2004, enabling them to use various GPRS-based services while traveling abroad.

In 2004, we entered into an exclusive strategic partnership with NTT DoCoMo under which we launched the i-mode mobile internet platform in all the macro-regions of Russia during 2005, except the Far East, where the i-mode platform was launched in June 2006. Through i-mode, subscribers are offered easy access to numerous internet sites with premium content, email and other applications using specialized handsets developed especially for i-mode users.

We also entered into an agreement with Research In Motion in May 2005 to offer BlackBerry services to our subscribers in Russia. We plan to launch BlackBerry as soon as we receive approval from the Federal Service for Supervision in the Area of Communications. Blackberry services will enable our subscribers to easily access e-mail, phone, text messaging, Internet, organizer and corporate data applications from a single, integrated device. It will operate on our GSM/GPRS network in Russia with international roaming supported in the countries where we have GPRS roaming agreements.

In addition, we launched a trial program for our EDGE services in the Samara region in December 2004. EDGE is a high-speed, high-quality data transfer application capable of transmitting streamline video and TV programs onto mobile phones. In 2005, we commercially launched EDGE services in the Moscow metropolitan area. We plan to expand EDGE services in 2006 to cover the most developed markets where we operate.

Third-Generation Technology

Third-generation networks, using UMTS technology, will allow subscribers to send video images and access the Internet using their handsets at transmission speeds of up to 2 Mbps per second. We have conducted trials of third-generation networks utilizing rented network equipment. The 3G Association, an industry group charged with advising the Ministry of Information Technologies and Communications of the Russian Federation on the procedure for allocating third-generation licenses and regulating third-generation operations, has proposed that we, Vimpelcom and MegaFon each be issued a third-generation license, and that a fourth license be issued to a fourth operator. Although the government was expected to announce the license allocation procedure during 2005 and issue the licenses during 2006, to date, no allocation procedures have been announced. We currently do not include the costs for the initial buildout of our third-generation network in our capital expenditure plans and, at present, cannot estimate the expenditures that will be required.

Base Station Site Procurement and Maintenance

The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. In Russia, we use site development software supplied by Lucent Technologies to assess new sites so that the network design and site development are coordinated. Our software in Russia and Ukraine can create digital cellular coverage maps of our license areas, taking into account the peculiarities of the urban landscape, including the reflection of radio waves from buildings and moving automobiles. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network buildout.

Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of a majority of agreements being three to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennae. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800 base stations at some of the same sites.

To provide quality service to subscribers, our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

Interconnect Arrangements and Telephone Numbering Capacity

Cellular operators must interconnect with local, inter-city and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. We have local interconnection agreements, including agreements for the provision of telephone numbering capacity, with several telecommunications operators in Moscow and in the other regions and in Ukraine, including the public switched telephone network operator in the city of Moscow, MGTS, as well as MTU-Inform and Telmos, all of which are affiliated with Sistema, and Ukrtelecom, UTEL, Golden Telecom and other public switched telephone network operators in Ukraine. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” For use of 11-digit telephone numbering capacity and the associated interconnection, we have agreements with Rostelecom. Local interconnection typically entails payment of a one-time connection fee, a monthly fee per subscriber connected and a usage charge based on minutes of traffic, or some combination thereof.

To provide our subscribers in Russia with domestic long-distance services, we have interconnection agreements with Rostelecom and Interregional Transit Telecom, or MTT, and, to provide international services, with Rostelecom and Golden Telecom. MTU-Inform and Telmos also provide domestic long-distance and international services through interconnection with Rostelecom’s network. Most interconnection fees are based on usage by minute and vary depending on the destination called.

Russian legislation requires that public switched telephone networks may not refuse to provide interconnection or discriminate against one operator in comparison to another; in practice, however, it has been our experience that some regional network operators do discriminate among mobile cellular operators by offering different interconnection rates to different mobile operators. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.” Certain interconnection fees are subject to government regulation, such as those set by Rostelecom.

The Ministry of Information Technologies and Communications has allocated special numbering codes for “federal” 11-digit telephone numbers on a non-geographical basis for all cellular operators. We believe that we have been allocated sufficient numbering capacity for the development of our network. However, a combination of regulatory, technological and financial factors has led to the limited availability of “local” 7-digit telephone numbering capacity in Moscow and the Moscow region. Moscow’s “495” code and the Moscow region’s “496” code have already reached numbering capacity limits. To meet subscriber demand and provide for an adequate inventory of numbering capacity, we used to enter into contracts with local fixed line providers for allocation of numbering capacity to us. However, the regulator recently took the view that numbering capacity assigned to one operator could not be rented to other operators. Accordingly, we have entered into a new arrangement whereby fixed line operators make their numbers available to our subscribers via agency contracts between the subscribers and us acting on behalf of such fixed line operators. Our right to use numbering capacity ranges from five years to an unlimited period of time. As of December 31, 2005, we had numbering capacity (federal and local) for over 18.4 million subscribers in the Moscow license area. For a description of how we amortize the acquisition costs of numbering capacity, see Note 2 to our audited consolidated financial statements.

Interconnection and traffic transit between the networks of cellular operators in Russia is organized through the network of MTT, one of the largest alternative operators in Russia, or through direct channels connecting the switches of the different cellular operators located in one city.

In Ukraine, mobile operators are allocated numbering capacity by the NCRC. We believe that we have been allocated sufficient numbering capacity in Ukraine for the development of our mobile network. However, the numbering capacity for fixed network development (if we decide to utilize a local license granted to UMC) is insufficient.

Network Monitoring Equipment

We have operation and maintenance centers in Moscow, St. Petersburg, Nizhny Novgorod, Samara, Ekaterinburg, Omsk, Tomsk, Novosibirsk, Irkutsk, Kazan, Ufa, Krasnoyarsk, Chita, Blagoveshchensk, Vladivistok and Yuzhno-Sakhalinsk. We constantly control and monitor the performance of our network, call completion rate and other major key technical performance indicators. We use monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with different suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.

Our networks in Ukraine, Uzbekistan and Turkmenistan are monitored by our Kiev, Tashkent and Ashgabat operations and maintenance centers, respectively. In addition to monitoring performance of the network, our Kiev, Tashkent and Ashgabat operations and maintenance centers analyze network quality parameters and provide reports and recommendations to management.

Handsets

We and our dealers also offer an array of mobile telephone accessories, with the average new subscriber spending between $5 to $50 on such accessories in addition to the cost of the handset.

Almost all of our handset sales consist of dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. We generally do not offer handset subsidies in Russia but do offer them in Ukraine. For the year ended December 31, 2005, we provided net handset subsidies of $57.2 million in Ukraine. These subsidies are expected to be compensated within two years of a subscriber’s enrollment though the subscriber’s usage of our services. However, in view of the experience and practice of mobile services providers in more mature markets, increased competition may compel us to more heavily subsidize handsets in the future.

We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Philips, Panasonic, Samsung, Siemens, Benefon, Alcatel and others to purchase handsets. We offer approximately 80 GSM 900/GSM 1800 handset models, the majority of which are manufactured by Sony Ericsson, Nokia, Siemens and Motorola. We are not dependent on any particular supplier for handsets. The handset manufacturers provide training to our sales force, customer service personnel, dealers and engineering staff and cooperate with us on marketing and promotion. To ensure quality control and to maintain the MTS brand image, we encourage our dealers to purchase handsets for use on our network directly from us. Typical dual-band handsets range in cost from approximately $50 to $650.

Regulation in the Russian Federation

In the Russian Federation, the federal government regulates telecommunications services. The principal law regulating telecommunications in the Russian Federation is the Federal Law on Communications, which provides, among other elements, for the following:

•       licensing of telecommunications services;

•       requirements for obtaining a radio frequency allocation;

•       equipment certification;

•       equal rights for individuals and legal entities, including foreign individuals and legal entities, to offer telecommunications services;

•       fair competition;

•       freedom of pricing other than pricing by companies with monopoly power; and

•       liability for violations of Russian legislation on telecommunications.

The new Federal Law on Communications came into force on January 1, 2004 and replaced the law of 1995 regulating the same subject matter. The Federal Law on Communications creates a framework in which government authorities may enact specific regulations. Regulations enacted under the legislative framework in place prior to enactment of the Federal Law on Communications continue to be applied to the extent they do not conflict with the Federal Law on Communications. The lack of interpretive guidance from the regulatory authorities regarding the new regulations and the uncertainty surrounding their compatibility with the regulations still in effect impedes our ability to assess effectively the impact of the new regulations under the Federal Law on Communications on our business.

The Federal Law on Communications, which confers broad powers to the state to regulate the communications industry, including the allocation of frequencies, the establishment of fees for frequency use and the allocation and revocation of numbering capacity, significantly modifies the system of government regulation of the provision of communications services in Russia. In particular, while under the previous law the Ministry of Communications issued licenses for the provision of wireless communications services at its own discretion, under the new law, licenses to provide communications services in territories where frequency and numbering capacity are limited may be issued only on the basis of a tender. In addition, the new law provides for the establishment of a “universal services reserve fund” to be funded by a levy imposed on all telecommunications service providers, including us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Legal Risks—The implementation of the Federal Law on Communications imposed an additional financial burden on us and may restrict our operations, which could materially adversely affect our financial condition and results of operations.” The Federal Law on Communications also attempts to simplify the succession of licenses to merged or otherwise reorganized companies by instituting a license re-issuance procedure, whereas under the previous law, merged or reorganized companies were required to apply to the Ministry of Communications for the issuance of a new license in such circumstances.

Regulatory Authorities

The Russian telecommunications industry is regulated by several governmental agencies. These agencies, whose functions are not always clearly defined, form a complex, multi-tier system of regulation that resulted, in part, from the implementation of the Federal Law on Communications, as well as from the March 2004 large-scale restructuring of the Russian government. The system of regulation is still evolving and further changes are expected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Political and Social Risks—Political and governmental instability could materially adversely affect our business, financial condition, results of operations and prospects and the value of our ADSs.”

The Ministry of Information Technologies and Communications is the federal executive body that develops and supervises the implementation of governmental policy in the area of communications and coordinates and controls the activities of its subordinate agencies. The Ministry may issue regulations in the area of communications if authorized to do so by federal legislation (including presidential and governmental decrees).

The following bodies, each of which is subordinate to the Ministry of Information Technologies and Communications, also regulate the telecommunications industry.

The Federal Service for Supervision in the Area of Communications is a federal executive body that supervises and controls certain areas of communications and information technologies, including:

•       the issuance of licenses and permissions in the area of communications and information technologies;

•       the registration of radio-electronic and high-frequency equipment;

•       the technical supervision of networks and network equipment throughout Russia;

•       the monitoring of compliance by network operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated to them; and

•       the enforcement of equipment certification requirements.

The Federal Agency of Communications is a federal executive body that implements governmental policy, manages state property and provides public services in the area of communications, including:

•       the allocation of radio frequencies based on decisions taken by the State Radio Frequencies Commission and registration of such allocations;

•       the allocation of numerical resources;

•       the certification of equipment for compliance with technical requirements;

•       the examination of electromagnetic compatibility of equipment with existing civil radio-electronic equipment; and

•       the organization of tenders with respect to licenses in the sphere of communications.

State Radio Frequencies Commission.   The State Radio Frequencies Commission is an inter-agency coordination body acting under the Ministry of Information Technologies and Communications which is responsible for the regulation of radio frequency spectrum and develops a long-term policy for frequency allocation in the Russian Federation.

Other regulatory authorities.   In addition, the Federal Antimonopoly Service supervises competition regulations and enforces the Federal Law on the Natural Monopolies and the regulations enacted thereunder. The Federal Tariffs Service regulates certain tariffs in the sphere of telecommunications, including the tariffs on the local and DLD calls by subscribers of PSTNs and installation and subscription fees. The Federal Service for Supervision in the Area of Consumer Rights Protection and Human Well-Being is responsible for the enforcement of sanitary regulations, including some authority over the location of telecommunications equipment, and supervises the compliance of companies with the regulations relating to the protection of consumer rights. The Federal Registration Service is responsible for registering certain telecommunications infrastructure that is considered real property in accordance with Government Decree No. 68 dated February 11, 2005.

Licensing of Telecommunications Services and Radio Frequency Allocation

Telecommunications licenses are issued based on the Regulations on Licensing in the Field of Telecommunications in the Russian Federation, enacted in June 1994, as amended, and, with regard to wireless telecommunications services, on the Approval of Regulations for Holding a Competitive Tender for Receipt of Licenses Associated with the Provision of Cellular Radiotelephone Services, enacted in June 1998. Under these regulations, licenses for telecommunications services were issued and renewed for periods ranging from three to fifteen years. Under the new law, effective January 1, 2004, licenses may be issued and renewed for periods ranging from three to twenty-five years. Several different licenses to conduct different communication services may be issued to one entity. Provided the licensee has conducted its activities in accordance with the applicable law and terms of the license, renewals may be obtained upon application to the Federal Service for Supervision in the Area of Communications. Officials of the Federal Service for Supervision in the Area of Communications have broad discretion with respect to both issuance and renewal procedures.

A company must complete a multi-stage process before the commercial launch of its communications network. A company must:

•       receive a license from the Federal Service for Supervision in the Area of Communications to provide communications services;

•       obtain approval to use specific frequencies within the specified band from the State Radio Frequencies Commission and the Federal Agency of Communications if providing wireless telecommunications services; and

•       obtain permission from the Federal Service for Supervision in the Area of Communications for network operations. To receive this permission, a wireless telecommunications services provider must develop a frequency allocation and site plan, which is then reviewed and certified by the Federal Service for Supervision in the Area of Communications for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Federal Service for Supervision in the Area of Communications has discretion to modify this plan, if necessary, to ensure such compatibility.

Under the old Federal Law on Communications and related licensing regulations, the transfer of a license, including assignment or pledge of a license as collateral, was prohibited except for transfer of licenses for the provision of wireless telecommunications services awarded through a competitive tender. Effective January 1, 2004, the prohibitions on the transfer of licenses were relaxed and, in particular, in case of mergers, licenses may be re-issued upon application by a transferee as a new license holder following the transfer. Additionally, the Ministry of Communications has declared that agreements on the provision of telecommunications services must be concluded and performed by the license holder.

If the terms of a license are not fulfilled or the service provider violates applicable legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

•       failure to comply with Russian law or the terms and conditions of the license;

•       failure to provide services for over three months from the start-of-service date set forth in the license; and

•       annulment of a frequency allocation if it results in the inability to render communications services.

In addition, licenses may be terminated for various reasons by the court, including:

•       failure to remedy in a timely manner a violation that led to the suspension of the license;

•       provision of inaccurate information in documents on the basis of which a license was issued; and

•       failure to fulfill obligations undertaken in the process of a tender or auction.

The license may also be terminated in a number of cases, including liquidation of a license holder or failure to pay a license fee on time. A suspension or termination of a license may be appealed in court.

Frequencies are allocated for a maximum term of ten years, which may be extended upon the application of a frequency user. Under the Federal Law on Communications, frequency allocations may be changed for purposes of state management, defense, security and protection of legal order in the Russian Federation with the license holder to be compensated for related losses. Further, frequency allocations may be suspended or terminated for a number of reasons, including failure to comply with the conditions on which frequency was allocated.

The following one-time license fees are payable in respect of each region covered by the license: 15,000 rubles, for services involving use of a frequency spectrum, lease of communication channels running beyond one region of Russia as well as in number of other cases specified by law; and 1,000 rubles in other cases. The license fee for a license received through a tender or auction is determined by the terms of such tender or auction.

In addition to licensing fees, a government decree enacted on June 2, 1998 requires payment of fees for the use of radio frequencies for cellular telephone services. The payment procedure was established by a government decree enacted on August 6, 1998, which requires that all wireless telecommunications services operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Federal Antimonopoly Service for the use of their frequency spectrums. Additionally, as prescribed in government decree No. 223 on Reorganization of the System of State Surveillance over Telecommunications, dated April 26, 2004, operators must make monthly payments to fund supervisory services in the communications sphere. In 2004, this fee amounted to 0.3% of revenues generated from the provision of communications services. The fee was abolished from 2005. Furthermore, the Federal Law on Communications provides for the establishment of a “universal services reserve fund” for the purpose of supporting communications companies operating in less developed regions of Russia through the financing, construction and maintenance of telecommunications networks in low-profit and unprofitable sectors. This reserve fund is aimed at eliminating the practice of cross-subsidies by compensating operators for certain mandatory, loss-making local services in rural and sparsely populated areas. The universal service fund concept has been used in some developed countries and in Eastern Europe. It is funded by a levy imposed on all communication services providers, including us. The Federal Law on Communications mandated the government to determine the amount of the levy and the procedure for its collection. In April 2005, the government set, and we currently pay, this levy at 1.2% of the difference between our total revenues from telecommunications services and revenues generated by interconnection and traffic transit services. However, in February 2006, the Russian Constitution Court ruled that the amount of the levy must be determined by a federal law (rather than by a government decree) and instructed the legislature to adopt the necessary amendments to the Federal Law on Communications by January 1, 2007. Until such amendments are adopted, the current regulations remain valid and in effect. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Russian Federation and Ukraine—Legal Risks—The implementation of the Federal Law on Communications imposed an additional financial burden on us and may restrict our operations, which could materially adversely affect our financial condition and results of operations.”

The Federal Law on Communications empowers the Russian government to determine and annually review the list of licensing requirements applicable to various communication services being licensed. The most recent list of licensing requirements was enacted by Government Decree No. 87 dated February 18, 2005. Licenses also generally contain a number of other detailed conditions, including a date by which service must begin, technical standards and a schedule of the number of subscribers and percentage coverage of the licensed territory that must be achieved by specified dates. We have either commenced service by the applicable deadline or received an extension of the applicable deadline for all of our licenses.

Equipment Certification

A government decree adopted on December 31, 2004, sets forth the types of communications equipment that is subject to mandatory certification. Communications equipment must be certified, or its compliance with the established requirements must be declared and proved in the interconnected communications network of the Russian Federation, which includes all fixed line and wireless networks open to the public. All networks of our telecommunications subsidiaries must be certified. A government decree on Regulation of Use of Equipment in the Interconnected Telecommunications Network, enacted on August 5, 1999 gives the Ministry of Information Technologies and Communications and the Federal Antimonopoly Service the right to restrict the use of certain equipment, including equipment manufactured outside Russia, and to set the technical requirements for the equipment used in the interconnected telecommunications network. The Federal Agency of Communications issues certificates of compliance with technical requirements to equipment suppliers based on the Agency’s internal review. In addition, a Presidential decree requires that licenses and equipment certifications be obtained from the Federal Security Service to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Security Service.

Further, certain high-frequency equipment, a list of which was approved by Government Resolution No. 539 of October 12, 2004, manufactured or used in the Russian Federation requires special permission from the Federal Service for Supervision in the Area of Communications. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties. Failure to receive such certification could result in the mandatory cessation of the use of such equipment.

Competition, Interconnection and Pricing

The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated in cases provided for by legislation. Presidential Decree No. 221, enacted on February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs) allows for regulation of tariffs and other commercial activities of telecommunications companies that are “natural monopolies.” Government Decree No. 637, dated October 24, 2005, authorized the Federal Tariffs Service to set the following tariffs for the natural monopolies in the communications market:

•       provision of access to a local telephone network;

•       permanent use of a subscriber’s line; and

•       local, intra-zone and DLD calls.

Although these regulations apply only to fixed line operators, we are still subject to them when receiving telephone calls from fixed lines.

In accordance with the Federal Law on Natural Monopolies, the Federal Tariffs Service maintains a Register of Natural Monopolies whose tariffs are controlled and regulated by the state. A telecommunications operator may be included in this register upon the decision of the Federal Tariffs Service based on the Service’s analysis of the operator’s activities and the market conditions. At present, none of our subsidiaries is included in the Register of Natural Monopolies.

The Federal Antimonopoly Service is authorized by law to maintain a register of companies holding a market share in excess of 35%. Companies entered in this register may become subject to certain restrictions in conducting their business, including limitations in decisions relating to price formation, geographical expansion, associations and agreements with competitors. Acquisitions of assets or shares in or by other entities involving such companies are subject to particular scrutiny by the Federal Antimonopoly Service. As of December 31, 2005, MTS OJSC and its subsidiaries Tomsk Cellular Communications LLC, CJSC Siberian Cellular System-900 and CJSC UDN-900 are categorized by the Federal Antimonopoly Service as companies with a market share exceeding 35%. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are found to have a dominant position in our markets, the government may regulate our tariffs and restrict our operations.”

The Federal Law on Communications provides for a special regulation of PSTN operators occupying a “substantial position,” i.e., operators which together with their affiliates have, in the Russian Federation generally or in a geographically defined specific numerical zone, 25% or more of installed capacity or capacity to carry out transmission of not less than 25% of traffic. In particular, the Federal Law on Communications and implementing rules adopted by Government Decrees No. 161, dated March 28, 2005 and No. 627, dated October 19, 2005, both effective from January 1, 2006, provide for government regulation of interconnection tariffs established by such operators. In addition, such operators will be required to develop standard interconnection contracts and publish them as a public offer for all operators who intend to use such interconnection services. Notwithstanding the above, fixed line operators not considered to occupy a “substantial position” and not included in the Register of Natural Monopolies, as well as mobile operators, are free to set their own tariffs.

In March 2006, the Federal Law on Communications was amended to incorporate a CPP scheme effective as of July 1, 2006. The impact of CPP on our operations will ultimately depend on the change in subscriber behavior and our ability to sign interconnection agreements with other mobile operators at a rate not lower than that set by the regulator for fixed to mobile call termination. Notwithstanding the above, we do not anticipate any significant negative impact on our operations as a result of the introduction of CPP.

Regulation in Ukraine

Regulatory Authorities

The State Department on Communications and Informatization, or SDCI (formerly the State Committee on Communications and Informatization, or SCCI), regulated the telecommunications industry through December 31, 2005 largely through the issuance of regulations, establishment of requirements relating to the quality of telecommunications services and technical requirements relating to telecommunications networks and facilities. The SDCI also oversaw the technical condition and development of the telecommunications industry, including the development of standards and technical rules and supervision of the GSM, D-AMPS, NMT and TDMA networks. The SDCI was established in September 2004 as a division of the Ministry of Transport and Communications of Ukraine, or MTCU. The MTCU was established in July 2004 as a result of the merger of the Ministry of Transport and the SCCI. The SDCI is headed by a director nominated by the Minister of Transport and Communications and appointed by the Cabinet of Ministers of Ukraine. Following the establishment of the NCRC in January 2005, which, as described below, assumed most of the SDCI’s functions, the SDCI remains responsible mainly for establishing and overseeing technical policies and standards.

The National Commission for the Regulation of Communications, or NCRC, established by the new Telecommunications Law described in “—Legislation” below, is an independent regulatory body consisting of seven members and a chairperson. The members and chairperson of the NCRC are nominated by the Prime Minister and appointed by the President of Ukraine for a five-year term. The NCRC is responsible for issuing licenses for telecommunications services commencing January 1, 2005, as well as various other responsibilities of the SDCI from that date. The SDCI, on the other hand, remains responsible mainly for establishing and overseeing technical policies and standards. The appointment of the initial members of the NCRC in April 2005 by the President of Ukraine was challenged in court by the previous NCRC members appointed in 2004. As a result, the NCRC was only able to commence operations in October 2005. However, the case is still pending in Ukraine’s Higher Administrative Court.

The State Center for Radio Frequencies of Ukraine, or SCRF. While licenses for radio frequencies for wireless communications are issued by the NCRC, SCRF is the authority responsible for all technical issues related to the use of radio frequency resources and, in such capacity, is also involved in the issuance of radio frequency licenses. In particular, the SCRF determines frequency availability and the technical aspects of frequency allocation, as well as provides the NCRC with an expert opinion in relation to each application for radio frequency. The SCRF also monitors use of the frequencies and will continue monitoring compliance with the license terms and physically inspecting operators and providers of telecommunications services until the establishment of the State Inspection of Communications, as described below. The SCRF also independently issues individual permissions for the use of radio-electronic and radio-emitting equipment, its development, import, sale and purchase.

The State Inspection of Communications, or the SIC, established by the new Telecommunications Law, will be a division of the NCRC. The SIC will be responsible for the general supervision of the telecommunications market and the use of radio frequency resources. The SIC will also monitor compliance with license terms, physically inspect operators and providers of telecommunications services and, together with the SCRF, review cases relating to administrative violations in the areas of telecommunications and radio frequencies.

Legislation

The principal legislation regulating the telecommunications industry consists of the Law on Telecommunications dated November 18, 2003, or the Telecommunications Law, and the Radio Frequencies Law dated June 1, 2000, or the Radio Frequencies Law. The Radio Frequencies Law was amended in its entirety in June 2004.

The Telecommunications Law was implemented and the NCRC has begun regulating the telecommunications area and issuing telecommunications licenses. At the same time, certain regulations implementing the 1995 Communications Law (now repealed) and the Radio Frequencies Law prior to its amendment are still in effect, as are certain regulations enacted prior to the 1995 Communications Law and the Radio Frequencies Law. Telecommunications operators are required to comply with the Telecommunications Law and the Radio Frequencies Law, as well as with the older regulations to the extent that such regulations do not conflict with the Telecommunications Law or the 2004 amendments to the Radio Frequencies Law.

The Telecommunications Law provides for, among other things, equal rights for individuals and legal entities, including foreign entities, to offer telecommunications services, fair competition and freedom of pricing. The Telecommunications Law also sets forth the legal, economic and organizational framework for the operation of companies, associations and government bodies forming part of the telecommunications networks. The licensing of telecommunications services, the requirements for equipment certification and liability for violations of Ukrainian legislation on telecommunications are also determined by this legislation. The Telecommunications Law also governs the relations between the state and local governmental bodies, telecommunications operators and users of telecommunications services and radio frequencies.

The Telecommunications Law addresses new areas of telecommunications services in Ukraine, including numbering requirements, tariff and settlement regulations, interconnection, public telecommunications services, market access rules and licensing issuance and renewal. The Telecommunications Law also significantly expands the definition of the telecommunications services market, including in its scope Internet Protocol telecommunications, transmission of data and facsimile communications.

The Telecommunications Law also restructured the regulatory bodies governing the area of telecommunications. It provided for the creation of the NCRC, which, as of January 1, 2005, is assigned many functions previously held by the SDCI. The NCRC is authorized, inter alia, to issue regulations for the telecommunications services, issue telecommunications licenses to operators and providers, issue frequency licenses, request information from operators, providers and authorities, impose administrative penalties and maintain the register of the operators and providers. The NCRC is also authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The powers of the SDCI in the telecommunications area are now relegated primarily to that of technical standards overseer.

Foreign investments in Ukrainian telecommunications operators are not limited; however, in order to provide telecommunications services in Ukraine an entity must be located on the territory of Ukraine and registered in accordance with Ukrainian legislation.

The Radio Frequencies Law sets forth comprehensive rules regarding the allocation, assignment, interrelation and use of radio frequencies, the licensing of the users of radio frequencies and other relevant issues. The 2004 amendments to the Radio Frequencies Law introduced new procedures for issuance, re-execution and termination of frequency licenses and operation permits.

Licensing of Telecommunications Services and Radio Frequency Allocation

Ukrainian legislation provides for two types of telecommunications licenses: telecommunications licenses and frequency licenses. Prior to January 1, 2005, the SDCI issued telecommunications and frequency licenses based on the Law on Licensing Certain Types of Business Activity dated June 1, 2000, the Telecommunications Law and the Radio Frequencies Law. Commencing January 1, 2005, the NCRC has assumed responsibility for issuing telecommunications licenses and frequency licenses pursuant to the Telecommunications Law and the 2004 amendments to the Radio Frequencies Law.

Telecommunications licenses are issued for the following specific types of telecommunications services:

•       fixed telephone (local, intercity, international) communication services;

•       mobile telecommunications services;

•       technical maintenance and exploitation of telecommunications networks and the lease of electric communications channels; and

•       intercity and international telecommunications services.

Other telecommunications services do not require licenses.

An operator that is granted a telecommunications license may not commence the provision of wireless telecommunications services until it receives a frequency license. The issuance of a frequency license is, in turn, subject to the availability of radio frequencies in the respective regions of Ukraine. Frequency licenses are issued for specific bandwidths within certain frequency spectrums in specific regions. The GSM spectrum is presently considered to be the most commercially attractive for telecommunications operators. It is currently deemed to be virtually impossible to obtain a license for GSM frequencies in major Ukrainian cities because most of the GSM radio frequencies in such cities are already licensed to the existing GSM operators, including us.

Under applicable legislation, licenses for telecommunications services may be issued and renewed for periods of not less than five years, with the actual period generally ranging from 10 to 15 years. Renewal of a license is made by an application submitted to the NCRC at least four months prior to the expiration of the license term. NCRC officials have broad discretion with respect to both the issuance and the renewal of licenses. The Telecommunications Law further provides that the NCRC must award licenses on a first come-first serve basis within 30 days from submission of an application. If resources are limited or consumer interests so require, the NCRC may adopt a decision to limit the number of licenses. In this event, the law requires that such decision be made public along with the rationale and that the licenses be allocated through a tender.

In accordance with the Radio Frequencies Law, the NCRC issues a frequency license concurrently with the issuance of the license for the type of telecommunications services requiring use of radio frequency resources. A telecommunications operator that has a respective telecommunications license may apply for licenses for additional radio frequency bands. Frequency licenses may not be issued for a period shorter than the term of the relevant telecommunications license.

Under applicable legislation, a public tender or an auction for a radio frequency license must be held by the NCRC if demand for radio frequency resources exceeds available resources. Radio frequency licenses issued on the basis of a public tender or an auction for the same type of radio technology must include identical conditions regarding the radio frequency bands and development period.

Applicable legislation prohibits the transfer of a license by the licensee, including by means of assignment or pledge of a license as collateral, and agreements regarding the provision of telecommunications services must be executed and performed by the actual licensee.

Licenses generally contain a number of detailed conditions, including the date by which service must be commenced, the requirement to use only certified equipment, the technical standards which must be observed and the requirement to comply with all environmental regulations. Frequency licenses issued after January 1, 2005 will also contain the date by which the radio frequency resources must be fully utilized.

Telecommunications operators are subject to strict environmental regulations, especially regarding electromagnetic radiation; construction and technical maintenance of a telecommunications network must be carried out in accordance with local regulations applicable in particular regions of Ukraine. Telecommunications operators must submit periodic reports to the NCRC on the amount and quality of services provided under the telecommunications license. We believe that we are in material compliance with the applicable laws and regulations related to our Ukrainian licenses.

Some licenses also provide that services for persons entitled to certain social benefits must be provided at or below maximum tariffs established by Ukrainian legislation in effect at that time.

If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Both telecommunications services licenses and radio frequency licenses may be terminated for various reasons, including:

•       failure to comply with the terms and conditions of the license, including failure to provide services within the period set forth in the license;

•       provision of inaccurate information in the application or about the communications services rendered to consumers;

•       refusal to provide documents requested by the NCRC or the SIC;

•       failure to remedy in a timely manner the circumstances which resulted in a violation of the license terms;

•       unfair competition by the license holder in providing the licensed services;

•       repeated violation of the license terms;

•       transfer or assignment of the license to a third party; and

•       other grounds set forth by Ukrainian laws or international treaties.

Radio frequency licenses may also be terminated for the following reasons:

•       failure to commence using radio frequency resources within the time period specified in the license;

•       termination of use of radio frequency resources specified in the license for more than one year; and

•       failure to use radio frequency resources to the full extent within the time period specified in the license.

Decisions of the NCRC on termination of licenses may be appealed in court.

Equipment Certification

The Telecommunications Law requires that all technical devices and equipment to be used in interconnected communications networks in Ukraine, including fixed line and wireless networks, must be certified. The Ministry of Transport and Communications of Ukraine sets the technical standards for equipment to be used in telecommunications networks in Ukraine and issues the equipment compliance certificates. If the equipment a prospective operator intends to use is certified in Ukraine by either the manufacturer or the vendor, there is no need for the operator to go through the equipment certification process. However, if the equipment is not certified in Ukraine or if it is certified by a third party that is unwilling or unable to give the operator its permission to utilize its certification, then the operator will need to apply for the certification of the equipment in its own name.

The Radio Frequencies Law provides that users of radio frequency resources must obtain permits for the operation of radio-electronic and radio-emitting equipment, except for equipment used on a permit-free basis in accordance with this law. In order to obtain such operation permit, a company is required to file an application with the SCRF. The Radio Frequencies Law also requires producers and importers of radio-electronic and radio-emitting equipment to be used on the territory of Ukraine to register such equipment with the NCRC.

Competition

The Telecommunications Law provides that one of the purposes of the licensing of telecommunications services is to encourage competition and de-monopolization in the telecommunications industry.

The AMC is the state administrative body charged with the administration of competition legislation and the protection and regulation of economic competition in Ukraine, including economic competition among industry participants in the telecommunications sector.

Ukrainian antimonopoly legislation prohibits a company operating in Ukraine from using its dominant position in its market to gain an unfair or anti-competitive advantage in the provision of its services or products. A legal entity is deemed to be in a dominant position if such entity has no competitor in the market or is not subject to substantial competition due to restricted access or entry barriers for other business entities. Moreover, Ukrainian antimonopoly legislation sets forth that a company having more than 35% of the market share in a given product market may be deemed to be in the dominant position on such market, unless it proves that it is subject to substantial competition.

A telecommunications operator which is found by the AMC to have a dominant position in the market, in particular, may specifically be required to:

•       annually submit to the NCRC irrevocable public offers regarding interconnection with the other operators’ telecommunications networks;

•       comply with the regulations of the NCRC regarding the technical, organizational and commercial terms of interconnection with the other operators’ telecommunications networks;

•       comply with the calculation factors set by the NCRC for access to the operator’s own network;

•       not discriminate against other players in telecommunications market; and

•       undertake to develop the “public telecommunications services” at the operator’s own expense if the NCRC so decides based on the insufficient supply of such services in certain regions.

Although UMC currently has over a 35% market share of the wireless communications market in Ukraine, it has not been declared a dominant market force by the AMC. In September 2003, the AMC began a review of the telecommunications services market for the purpose of determining the status of competition and the existence of dominant market forces. In August 2004, the AMC notified UMC and its largest competitor, Kyivstar, that the preliminary results of its review of the wireless telecommunications industry indicated that each of UMC and Kyivstar qualified as having a dominant position in the market. The AMC offered UMC and Kyivstar the opportunity to submit their objections to these preliminary findings and indicated that it would issue a decision following its review thereof. On December 21, 2004, the AMC announced its issuance of a decision in which it confirmed that neither UMC nor Kyivstar qualified as having a dominant position in the wireless communications market.

In addition, in November 2005, the AMC recommended that UMC and Kyivstar abolish the connection fees both operators charge their subscribers. In April 2006, UMC responded by notifying the AMC that it would partially abolish the connection fees it charges to those subscribers participating in its monthly tariff plans, but would not alter the connection fees charged to subscribers of pre-paid tariff plans. As of the date of this annual report, the AMC is still reviewing UMC’s response.

Tariffs

Telecommunications tariffs are regulated by the NCRC for:

•       “public telecommunications” services; and

•       access to the telecommunications networks (use of electric communications channels) of the operator with the dominant position on the market.

The Telecommunications Law withdrew the authority of the Cabinet of Ministers of Ukraine to regulate the prices for telecommunications services.

On May 5, 2006, the NCRC established maximum tariffs for both fixed-line public telecommunications services and for access to wireless networks from fixed-line networks. Such tariffs shall become effective when the decision by the NCRC establishing the tariffs is registered by the Ukrainian Ministry of Justice.

Although there are no additional regulations limiting the rates at which tariffs may be set for wireless telecommunications services, the AMC, where competition laws are violated, can find tariffs unfair and injurious to competition. In such cases, the AMC may request the violating telecommunications operator to remedy the situation, in particular, by amending its tariff schedule.

Subject to the above, wireless operators are free to set tariffs at levels they consider appropriate.

Interconnection

As of January 1, 2005, interconnection activity is to be regulated by the NCRC. Operators may provide offers for interconnection to the NCRC, and the NCRC is required to publish on an annual or regular basis a catalog of such offers. Operators with a dominant market position on the market are obligated to submit interconnection offers to the NCRC for each catalog.

Interconnection is made pursuant to interconnection agreements between network operators as prescribed by the regulatory authorities. Such agreements are required under the law to contain certain provisions. An operator with a dominant market position cannot refuse an offer to conclude an interconnection agreement with another operator, if the offeror has offered points of interconnection that were previously published by the NCRC in the catalog of interconnection proposals.

The NCRC is authorized to conduct hearings and to resolve disputes among operators concerning the interconnection of telecommunications networks. The decision of NCRC is binding upon the parties in the dispute but a party to the dispute may appeal such decision in court.

Seasonality

Our results of operations are impacted by certain seasonal trends. Generally, revenue is higher during the second and third quarter due to increased mobile phone use by subscribers who travel in the summer from urban areas to more rural areas where fixed line penetration is relatively low, as well as an increase in roaming revenues and guest roaming revenues during these quarters. In the fourth quarter, operating income and average revenue per user tend to be low as the increase in new subscribers tends to outpace the increase in phone usage. However, quarterly trends can be influenced by a number of factors, including promotions, and may not be consistent from year to year.

C.               Organizational Structure

The table below presents our significant operating and holding entities and our ownership interests therein as of December 31, 2005. Our ownership interest and voting power in each of the entities is identical. All of the entities, with the exception of MTS Belarus, UMC, Uzdunrobita, BCTI and MTS Finance are organized and operate under the laws of the Russian Federation.

	Accounting Method	Ownership Interest
SCS-900(2)	Consolidated	100.0%
FECS-900(2)	Consolidated	100.0%
Uraltel(2)	Consolidated	100.0%
MTS Finance(1)	Consolidated	100.0%
BM Telecom(2)	Consolidated	100.0%
MTS-Capital	Consolidated	100.0%
UMC	Consolidated	100.0%
Sibchallenge(2)	Consolidated	100.0%
TSS(2)	Consolidated	100.0%
Volgograd Mobile	Consolidated	100.0%
Astrakhan Mobile	Consolidated	100.0%
Mar Mobile GSM	Consolidated	100.0%
Primtelefon	Consolidated	100.0%
MSS	Consolidated	91.0%
ReCom	Consolidated	100.0%
TAIF Telcom(2)	Consolidated	100.0%
MTS Kostroma	Consolidated	100.0%
Novitel	Consolidated	100.0%
Uzdunrobita	Consolidated	74.0%
Sibintertelecom	Consolidated	100.0%
Gorizont-RT(2)	Consolidated	100.0%
Telesot Alania	Consolidated	100.0%
MTS-Komi Republic	Consolidated	100.0%
MTS-Tver	Consolidated	100.0%
BCTI	Consolidated	100.0%
Sweet-Com	Consolidated	74.9%
MTS Belarus	Equity	49.0%

(1)                Represents beneficial ownership interest.

(2)                Represents wholly-owned entities merged with us on April 1, 2006.

D.              Property, Plant and Equipment

We occupy premises in Moscow at 4 Marksistskaya Street, 5/2 Vorontsovskaya Street, 12/12 Pankratievskaya Street, 10 Teterinsky Pereulok, 32/1 Bolshaya Semenovskaya Street and 7/22 Derbenevskaya Embankment, which we use for administration, as well as operation of mobile switching centers. We also lease buildings in Moscow for similar purposes, including marketing and sales and other service centers. We are currently considering an option to consolidate our premises into a single office building somewhere in the Moscow area in order to decrease maintenance costs and increase operational efficiency. We also own office buildings in some of our regional license areas and in Ukraine, and we lease office space on an as-needed basis. Although we believe that our properties are adequate for our current needs, additional space is available to us if and when it is needed.

The primary elements of our network are base stations, base station controllers, transcoders and mobile switching centers. GSM technology is based on an “open architecture,” which means that equipment from one supplier can be combined with that of another supplier to expand the network. Thus, there are no technical limitations to using equipment from other suppliers. Several major suppliers currently offer GSM 900/1800 mobile cellular equipment and the market for suppliers is competitive.

Of the 16,332 base stations comprising our network in Russia as of December 31, 2005, 10,261 operated in the 900 MHz band and 6,071 operated in the 1800 MHz band. We also operated 480 base station controllers and approximately 138 switches in Russia as of December 31, 2005.

Of the 5,383 base stations comprising our network in Ukraine as of December 31, 2005, 2,618 operated in the 900 MHz band and 2,765 operated in the 1800 MHz band. We also operated 145 base station controllers and 26 switches in Ukraine as of December 31, 2005.

Of the 640 base stations comprising our network in Uzbekistan as of December 31, 2005, 260 operated in the 900 MHz band and 380 operated in the 1800 MHz band. We also operated 14 base station controllers and 12 switches in Uzbekistan as of December 31, 2005.

Of the 47 base stations comprising our network in Turkmenistan as of December 31, 2005, 43 operated in the 900 MHz band and 4 operated in the 1800 MHz band. We also operated 3 base station controllers and 2 switches in Turkmenistan as of December 31, 2005.

In addition, certain of our subsidiaries entered into capital lease agreements for network equipment with Invest-Svyaz Holding, a wholly-owned subsidiary of Sistema. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Item 4A.                Unresolved Staff Comments

None.

Item 5.                        Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this document. In particular, we refer you to the risks discussed in “Item 3. Key Information—D. Risk Factors” for information regarding governmental, economic, fiscal, monetary or political policies or factors that could materially adversely affect our operations or your investment in our shares and ADSs. In addition, this section contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Item 3. Key Information—D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our reporting currency is the U.S. dollar and our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are the largest mobile operator in Russia, Uzbekistan and Turkmenistan and the second largest in Ukraine in terms of subscribers and revenues. Revenues for the year ended December 31, 2005, were $5,011.0 million, an increase of 28.9% from the year ended December 31, 2004. Net income for the year ended December 31, 2005, was $1,126.4 million, up 14.0% from the year ended December 31, 2004. At December 31, 2005, we had a subscriber base of 58.2 million (44.2 million in Russia, 13.3 million in Ukraine, 0.6 million in Uzbekistan and 0.1 million in Turkmenistan).

Our revenues have increased through organic growth, as well as through acquisitions. During March to July 2003, we acquired 100% of UMC, a mobile operator in Ukraine, for approximately $378.3 million in cash and assumed debt of UMC in the amount of $62.0 million. UMC’s results of operations have been included in our consolidated financial statements beginning March 1, 2003. For the years ended December 31, 2004 and 2005, UMC accounted for approximately 21.4% and 24.0%, respectively, of our net revenues. We acquired a 74% stake in Uzdunrobita in August 2004, and Uzdunrobita’s results of operations have been included in our audited consolidated financial statements beginning July 2004. For the year ended December 31, 2005, Uzdunrobita had net revenues of $86.5 million. In two separate purchases in June and November 2005, we acquired 100% of BCTI, a mobile operator in Turkmenistan, for $46.7 million in cash. BCTI’s results of operations have been included in our consolidated financial statements since June 30, 2005. We spent $667.2 million, $355.7 million and $178.9 million in cash (net of cash acquired) in 2003, 2004 and 2005, respectively, to acquire businesses.

We require significant funds to support our subscriber growth, primarily for increasing network capacity and developing networks in new license areas. Our cash outlays for capital expenditures (consisting of purchases of property, plant and equipment and intangible assets) in 2003, 2004 and 2005 were $958.8 million, $1,358.9 million and $2,181.3 million, respectively. We have financed our cash requirements through our operating cash flows and borrowings. Net cash provided by operating activities in 2003, 2004 and 2005 was $966.0 million, $1,711.6 million and $1,797.4 million, respectively. Since 2002, we have raised a total of $1.8 billion through six U.S. dollar-denominated unsecured notes offerings in international capital markets. In July 2004, a syndicate of international banks made available to us an unsecured loan facility in an aggregate amount of $500.0 million, which is repayable in three years. In September 2004, this syndicated loan facility was increased to $600.0 million, of which $460.0 million remained outstanding as of December 31, 2005. In April 2006, we entered into a syndicated loan facility with several international financial institutions, allowing us to borrow up to $1,330.0 million in two tranches of $630.0 million and $700.0 million. As of December 31, 2005, we had indebtedness of approximately $2.9 billion, including capital lease obligations, and our interest expense for the year ended December 31, 2005, was $132.5 million, net of amounts capitalized.

We hold a 49% equity investment in a mobile operator in Belarus, MTS Belarus, which had 2.1 million subscribers as of December 31, 2005. MTS Belarus is an equity investment, and its results are not consolidated in our financial statements. The remaining stake in MTS Belarus is owned by a Belarus state-owned enterprise.

Segments

Prior to January 1, 2005, we had several operating segments corresponding to separate legal entities within our group. For reporting purposes, we grouped them as follows: (1) our company, Mobile TeleSystems OJSC, or MTS OJSC, which holds licenses for and operates in the Moscow license area and a number of areas outside of Moscow; (2) our subsidiary, Telecom XXI, which held licenses for and operates in St. Petersburg and a number of areas in northwest Russia; (3) our subsidiary, Kuban-GSM, which held licenses for and operates in the Krasnodar region of Russia (4) our subsidiary, UMC, which holds licenses for and operates in Ukraine; and (5) several other smaller subsidiaries, which hold licenses for and operate in the different regions of Russia and our subsidiary, Uzdunrobita, which holds licenses for and operates in Uzbekistan, which we call “Other regions.”

Pursuant to a reorganization beginning in 2004, we separated our operations by geographic region, or macro-regions, rather than by legal entity as described above. To accomplish this restructuring, we merged many of our majority-owned subsidiaries in order to consolidate our administrative functions and improve management efficiency. Furthermore, in July 2005, we merged with eight of our wholly-owned subsidiaries in Russia, including Telecom XXI, Kuban-GSM, Udmurtia Digital Network-900, or UDN-900, Dontelecom, MTS-Barnaul, MTS-Nizhny Novgorod, or MTS-NN, Telecom-900 and Amur Cellular Communication, or ACC. In March 2006, we continued with the restructuring by merging with an additional nine of our wholly-owned subsidiaries in Russia: Gorizont RT, TAIF Telcom, MTS-RTK, Sibchallenge, Tomsk Cellular Communications, or TSS, BM Telekom, Far East Cellular Systems-900, or FECS—900, Siberian Cellular Systems—900, or SCS-900, and Uraltel.

Each macro-region consists of between three and eight operational regions, excluding Moscow which is a sole operational macro-region, and our management regularly reviews operational and financial information by macro-region. See Note 23 to our audited consolidated financial statements for segment information.

Subscriber Data

The following table shows our subscribers by country as of the dates indicated:

	At December 31,
	2003	2004	2005
	(in thousands)
Subscribers(1)
Russia, including:	13,370	26,540	44,219
MTS OJSC	6,529	13,398	21,523
Moscow license area	4,936	7,516	10,188
Telecom XXI	1,666	2,733	3,748
Kuban-GSM	1,396	2,543	4,723
Other Russian regions	3,779	7,866	14,225
Ukraine (UMC)	3,350	7,373	13,327
Uzbekistan (Uzdunrobita)	—	311	648
Turkmenistan (BCTI)	—	—	68
Total consolidated	16,720	34,224	58,194
MTS Belarus (unconsolidated)	465	1,214	2,134

(1)                We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of the “Jeans” and “SIM-SIM” brand tariffs) or whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its “Jeans” and “SIM-SIM” subscribers.

The following table shows our subscribers by macro-regions as of the dates indicated:

	At December 31,
	2004	2005
	(in thousands)
Subscribers by macro-region(1)
Moscow	7,516	10,188
Ukraine	7,373	13,327
North-West	3,241	4,544
South	3,174	6,863
Siberia	2,091	4,189
Far East	1,227	2,630
Other	9,601	16,452
Total consolidated	34,224	58,194
MTS Belarus (unconsolidated)	1,214	2,134

(1)                We define a subscriber as an individual or organization whose account shows chargeable activity within 61 days (or 183 days in the case of the “Jeans” and “SIM-SIM” brand tariffs) or whose account does not have a negative balance for more than this period. Prior to October 1, 2004, UMC used a 90-day period for such purposes with respect to its “Jeans” and “SIM-SIM” subscribers.

We had approximately 44.2 million subscribers in Russia at December 31, 2005, of which 10.2 million were in the Moscow license area that encompasses the City of Moscow and the Moscow region. According to AC&M-Consulting, approximately 18.0% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration stood at approximately 134.5% as of December 31, 2005. Penetration in all of Russia was lower, at approximately 86.6%, according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area totaled approximately 34.0 million as of December 31, 2005. According to AC&M-Consulting, as of December 31, 2005, we had a leading 35.2% market share of total mobile cellular subscribers in Russia. Our market share in the Moscow license area was higher at 44.6% as of December 31, 2005, according to AC&M-Consulting. We had approximately 13.3 million subscribers in Ukraine as of December 31, 2005, and, according to AC&M-Consulting, a 43.9% market share of total mobile cellular subscribers in Ukraine. In addition, we had approximately 0.6 million subscribers in Uzbekistan, representing a 55.1% market share, according to our estimates.

We define our churn as the total number of subscribers who cease to be a subscriber during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. We view the subscriber churn as a measure of market competition and customer dynamics. The following table shows our Russian and Ukrainian subscriber churn for the periods indicated.

	Year Ended December 31,
	2003		2004		2005
Subscriber Churn
Russia	47.3%		27.5%		20.7%
Ukraine	23.8	%(1)	15.8	%(2)	21.8%

(1)                  Annualized based on the months of March through December 2003.

(2)                The significant decrease in the 2004 churn rate in Ukraine is largely attributable to the change in our churn policy for “Jeans” and “SIM-SIM” subscribers in Ukraine. Under the previous churn policy, the 2004 churn rate would have been 23%.

The churn rate is highly dependent on competition in our license areas and those subscribers who migrate as a result of such competition. The decrease in our churn rate in Russia during 2005 occurred mainly due to successful marketing initiatives, focused on customer loyalty. The churn rate in Ukraine has increased significantly due to increased competition with Kyivstar in 2005.

While our subscribers and revenues have been growing, our average monthly service revenue per subscriber has been decreasing. We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. The following table shows our average monthly service revenue per subscriber and average monthly minutes of use per Russian and Ukrainian subscriber for the periods indicated.

	Year Ended December 31,
	2003		2004	2005
Average monthly service revenue per subscriber
Russia	$17		$12	$8
Ukraine	$15	(1)	$13	$10
Uzbekistan	—		—	$16
Average monthly minutes of use per subscriber
Russia	144		157	128
Ukraine	97	(1)	114	117
Uzbekistan	—		—	433

(1)                Calculated based on the months of March through December 2003.

Average monthly service revenue per subscriber for Russia decreased from $17 for the year ended December 31, 2003, to $12 for the year ended December 31, 2004, and to $8 for the year ended December 31, 2005. Average monthly minutes of use per subscriber has decreased in Russia due, in large part, to a change in the mix of high and low-minute usage subscribers with more subscribers falling into the latter category. We expect average monthly service revenue per subscriber to stabilize towards the end of 2006 and thereafter. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber, which may materially adversely affect our results of operations.”

The following table shows the mix between Jeans and non-Jeans subscribers for Russia and Ukraine for the periods indicated. For a description of our “Jeans” and “SIM-SIM” brands, see “Item 4. Information on Our Company—B. Business Overview—Tariffs.”

	At December 31,
	2003	2004	2005
Russia
Jeans	44%	77%	88%
Non-Jeans	56%	23%	12%
Ukraine
Jeans (including SIM-SIM)	79%	86%	90%
Non-Jeans	21%	14%	10%

Revenues

Our principal sources of revenue are:

•       service revenues, including usage fees, monthly subscription fees, roaming and value-added service fees, and connection fees; and

•       revenues from sales of handsets and accessories.

We set our fees and prices with reference to the competitive environment and we expect price competition to increase in the future. Our fees are not currently regulated by any organization or governmental authority in Russia, while in Ukraine there have been cases where governmental authorities imposed restrictions on our tariffs.

Service Revenues and Connection Fees

Service revenues.   Usage fees include amounts charged directly to our subscribers, both for their usage of our network and for their usage of other operators’ GSM networks when roaming outside of our service area. We generally bill our subscribers for all incoming and outgoing calls, except for incoming local calls originated by one of our subscribers and received by another one of our subscribers. However, our “Jeans” tariff subscribers receive all incoming calls from certain other mobile providers in the same region free of charge.

The charges for outgoing calls to other cellular operators and to the public service telephone network are usually higher than charges for outgoing calls within our network. The usage fees charged for a call originating or terminating on our network depend on a number of factors, including the subscriber’s tariff plan, call duration, the time of day when the call was placed, call destination and whether the call was incoming or outgoing. Usage fees as a percentage of total net revenues were 71.7% in 2003, 70.5% in 2004 and 73.5% in 2005, respectively. The further development of our “Jeans” tariff, which has no monthly subscription fee, will support growth in the usage fees as a percentage of total revenues. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by changes in our tariff plans, as well as the relative product mix between usage fee-based tariff plans versus monthly subscription fee-based tariff plans.

Monthly subscription fees consist of fixed monthly charges for network access and access to additional services. Monthly subscription fees as a percentage of our total net revenues represented 17.9% in 2003, 12.7% in 2004 and 11.7% in 2005, respectively. The main reason for the decline of the monthly subscription fees as a percentage of total net revenues is a decrease in the share of subscribers with a monthly subscription fee in the subscriber mix. Many of our monthly subscription fee-based tariff plans also include a usage fee-based component for minutes used over a certain number of pre-paid minutes. The percentage of total net revenues represented by usage fees as compared to monthly subscription fees will continue to be affected by the factors discussed in the previous paragraph.

Roaming fees include amounts charged to other GSM operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other GSM operators for calls of guest roamers carried on our network. Roaming fees represented 6.0% of our total net revenues in 2003, 2.4% in 2004 and 2.0% in 2005, respectively. We generally expect roaming fees to decline as a percentage of total net revenues as we expect the increase in our subscribers to continue to outpace the increase in guest roamers. In addition, roaming tariffs between mobile operators have a tendency to decrease relative to the increase of total number of mobile users.

We offer our subscribers an array of value-added services, including SMS, call forwarding, call waiting, call barring, call identification, voice mail, itemized billing and content-based services. For the years ended December 31, 2003, 2004 and 2005, monthly average SMS usage was 16, 17 and 13 text messages sent per subscriber in Russia, respectively. These services have historically comprised approximately 10% of total net revenues and are primarily reflected as usage fees, but we generally expect value-added services as a proportion of total net revenues to increase due to the introduction of new value-added services and an increase in the usage of value-added services by our subscribers. We expect that revenue from value-added services will vary based upon penetration rates, customer usage, pricing and advertising and promotional programs.

Connection fees.   Connection fees consist of charges paid to us by subscribers for the initial connection to our network and sign-up for value-added services. We defer connection fees and recognize them as revenues over the estimated average subscriber life as described in Note 2 to our audited consolidated financial statements. Connection fees represented 1.2% of our total net revenues in 2003, 1.2% in 2004 and 0.9% in 2005, respectively. We expect connection fee revenues to remain at a low level as a percentage of total net revenues.

Sales of Handsets and Accessories

We sell handsets and accessories directly to subscribers in our sales offices and also to dealers for further resale. We offer subscribers primarily dual-band and tri-band handsets that operate in the 900 and 1800 MHz bands and 900, 1800 and 1900 MHz bands, respectively. Revenue from the sale of handsets and accessories represented 3.2% of our total net revenue in 2003, 2.2% in 2004 and 1.4% in 2005, respectively. Our average selling price of handsets has declined significantly in recent years, but remained stable in the year ended December 31, 2005. We generally do not subsidize handset sales in Russia, but in Ukraine, we subsidize handsets for contract subscribers. See “—Expenses—Cost of Handsets and Accessories” below.

We expect the demand for our handsets and accessories to continue to decrease due to the availability of cheaper “grey” market handsets entering the market. In addition, many new subscribers already own handsets, either purchased on the grey market or because they are churn clients from other operators. We expect as subscribers are added to our network and the price of handsets continues to decrease, our sales of handsets and accessories as a percentage of total net revenues will decline.

Expenses

Our principal expenses are:

•       cost of services, including interconnection, line rental and roaming expenses;

•       cost of handsets and accessories;

•       sales and marketing expenses;

•       general and administrative expenses, such as salaries, rent and other general and administrative expenses;

•       provision for doubtful accounts;

•       depreciation of property, network equipment and amortization of telephone numbering capacity, license costs and other intangible assets;

•       research and development, patents and licenses, etc.;

•       interest expenses; and

•       provisions for income taxes.

Cost of Services

Interconnection and Line Rental.   Interconnection and line rental charges include charges payable to other operators for access to, and use of their networks, which are necessary in the course of providing service to our subscribers as described under “Item 4. Information on Our Company—B. Business Overview—Interconnect Arrangements and Telephone Numbering Capacity.”

We expect unit interconnect costs payable by us to other operators will increase as our subscriber base and traffic volumes increase. We expect the cost of leasing telecommunication lines to vary based on the number of base stations, base station controllers, the number and capacity of leased lines utilized and competition among providers of leased lines, as well as availability and usability of substitutes such as microwave links owned by us.

Roaming Expenses.   Roaming expenses consist of amounts charged by other GSM operators under agreements for roaming services provided to our subscribers while outside our service area.

Cost of Handsets and Accessories

This type of expense includes primarily the cost of handsets and accessories sold to dealers and subscribers, and the cost of SIM cards provided to our customers. We have entered into supply agreements with various producers and suppliers of handsets and accessories to satisfy our requirements at what we believe to be competitive prices. We expect the cost per handset to decline due to our ability to work directly with suppliers to secure volume discounts, technological advances and competitive pressures in the market for handsets.

In Ukraine, we subsidize handsets for contract subscribers. In the years ended December 31, 2003, 2004 and 2005, we provided net handset subsidies in Ukraine for a total cost of $34.9 million, $52.7 million and $57.2 million, respectively, which are reported as a loss on sales of handsets. However, we do not subsidize handset sales in Russia.

Generally, we provide SIM cards to our customers free of charge. Cost of SIM cards used amounted to $68.3 million in 2003, $80.6 million in 2004 and $122.7 million in 2005, respectively. The growth in SIM cards expense in 2005 was primarily the result of an increase in subscribers and internal churn within our subscriber base.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of:

•       expenses for advertising and promotion; and

•       dealer commissions on new connections and advances collected from subscribers.

Sales and marketing expenses reflect, among other things, advertising, promotions and other costs associated with the expansion of services in our license areas and are expected to increase as subscriber numbers and market competition increase. In addition, we expect these costs to increase as we further develop our brand and introduce value-added services.

Commencing on January 1, 2006, in the Moscow license area, dealer commission contracts have been gradually migrated to a new payment scheme. Specifically, we have begun linking commissions payable to a dealer on a monthly basis to the amount of revenues we receive during the six-month period from the date a subscriber is activated by such dealer. In addition, we have established caps or a maximum commission amount for our dealers. We believe that the new method for paying commissions to dealers provides dealers with greater incentives to renew subscriptions, reduces the risk of dealer fraud and improves our cash-flow management.

We measure subscriber acquisition costs, or SAC, to monitor the cost-effectiveness of our sales and marketing. We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. The following table shows SAC in Russia and Ukraine for the periods indicated:

	Year Ended December 31,
	2003		2004	2005
Subscriber Acquisition Costs (SAC)
Russia	$26		$21	$19
Ukraine	$32	(1)	$19	$14

(1)                Calculated based on the months of March through December 2003.

SAC continued to decline in 2005 reflecting the lower cost of attracting mass-market subscribers and increased economies of scale.

General and Administrative Expenses

Our general and administrative expenses consist primarily of:

•       employee salaries and bonuses;

•       social contributions payable to the state pension fund;

•       taxes other than income taxes, e.g., property taxes;

•       office maintenance expenses;

•       network repair and maintenance; and

•       rental of premises.

Total general and administrative expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

Provision for Doubtful Accounts

We generally expect our provision for doubtful accounts as a percentage of net revenues to remain stable or decline as a result of the continued use of our advance payment system, whereby subscribers’ fees are debited from amounts paid by subscribers into their accounts in advance of line usage. In the future, our provision for doubtful accounts may increase if we increase the availability of tariff plans under the credit payment system. See “Item 4. Information on Our Company—B. Business Overview—Customer Payments and Billing.” However, our expense for provision for doubtful accounts for the year ended December 31, 2005, totaled $50.4 million in comparison with $26.5 million of provision expense incurred in 2004 mainly due to an expansion of our subscriber base into the mass-market low income segment consisting of subscribers with unstable income sources and less predictable consumer behavior. In addition, the billing systems in certain of our macro-regions experience delays between the time that a subscriber’s balance reaches zero and the disconnection of such subscriber from our network causing an increase in our doubtful accounts.

Depreciation of Property, Network Equipment and Amortization of Intangibles

We expect depreciation expense, which is principally associated with the depreciation of network equipment, to continue to increase in line with our network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity, license costs and other intangible assets to increase in line with our development programs and the expansion of our subscriber base, including subscribers in our regional license areas. From January 1, 2002, we no longer amortize goodwill.

Research and Development, Patents and Licenses, Etc.

Our research and development activities and amounts spent on such activities were not significant for the last three years and primarily included activities focused on new telecommunication technologies and evaluation of new or improved services and systems. Expenditures on research and development are recognized as expenses when they are incurred.

Interest Expense

We expect interest expense to continue to increase, which is principally associated with external debt incurred to finance our network development program and the buildout associated with our regional license areas.

Provision for Income Taxes

Taxation on income of Russian companies is regulated by a number of laws, government decrees and implementation instructions. From January 1, 2002, the new Chapter 25 “Income Tax of Organizations” of the Tax Code became effective, which to some extent consolidates and simplifies income tax regulations.

The income tax base for Russian companies is defined as income received from sales of goods, works and services and property rights and income from non-sale operations, reduced by the amount of certain business expenses incurred in such operations. Prior to 2002, these expenses were computed according to several special deductibility regulations. These regulations combined detailed guidance as to what can be deducted for income tax purposes with specified limitations and restrictions on deductibility. For example, there were ceilings on deductibility of advertising or entertainment expenses. Deductions were limited or denied for a number of items commonly seen as fully deductible under Western tax systems, such as:

•       interest on loans;

•       advertising and business travel expenses above a stated limit;

•       non-mandatory insurance expenses; and

•       training expenses.

The new income tax legislation significantly liberalized the deductibility rules for business expenses. Therefore, starting January 1, 2002, the following business expenses are deductible:

•       interest on loans (with certain exceptions);

•       management expenses;

•       secondment expenses; and

•       training expenses (with certain exceptions).

Interest paid on loans, including the loans from our subsidiary, Mobile TeleSystems Finance S.A., made to us in connection with our notes, is deductible to the extent the interest rate does not exceed 15%.

The deductibility rules for advertising and business travel expenses were also revised and relaxed significantly.

The tax legislation that was in force prior to 2002 established certain benefits and concessions for companies engaged in the production and service industries. Notably, taxable income could be reduced by amounts reinvested for specific purposes. However, the total reduction from this form of incentive together with certain other reductions could not exceed 50% of the taxable income for the period. The most significant reinvestment purposes that benefited from these concessions were technical re-equipment, reconstruction, expansion and development of production facilities and the installation of new facilities. We used these concessions extensively in prior years. The new income tax legislation does not provide for special tax concessions related to investments in infrastructure.

Effective January 1, 2002, the statutory income tax rate in Russia was established at 24%.

In 2003, the statutory income tax rate in Ukraine was 30%. From January 1, 2004, the Ukrainian statutory income tax rate changed to 25% as a result of changes in legislation. As the result of this reduction, we recognized a net deferred tax expense of approximately $4.8 million in 2003.

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. We believe that we have adequately provided for tax liabilities in our consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Acquisitions

Our results of operations for the periods presented are significantly affected by acquisitions. Results of operations of acquired businesses are included in our audited consolidated financial statements for the periods after their respective dates of acquisition.

Below is the list of our major acquisitions during 2003, 2004 and 2005.

Company	License area	Date of acquisition	Stake acquired	Purchase price* (in millions)
2003
UMC	Ukraine	March 2003	57.7%	$199.0
UMC	Ukraine	June 2003	26.0%	87.6
UMC	Ukraine	July 2003	16.3%	91.7
TAIF Telcom	Tatarstan Republic and Volga region	April 2003	51.0%	61.0
TAIF Telcom	Tatarstan Republic and Volga region	May 2003	1.7%	2.3
Sibchallenge	Krasnoyarsk region	August 2003	100.0%	45.5
Vostok Mobile BV	50% stake in Primtelefon (several regions in the Far East of Russia)	August 2003	100.0%	29.0
Uraltel	Ural region	August 2003	46.7%	35.7
TSS	Eastern Siberia	September 2003	100.0%	47.0
Kuban-GSM	Krasnodar region	September 2003	47.3%	107.0
				$705.8
2004
SCS-900	Several regions in the Siberian part of Russia	March 2004	11.0%	$8.5
FECS-900	Several regions in the Far East of Russia	April 2004	40.0%	8.3
MSS	Eastern Siberia	April 2004	7.5%	2.2
Primtelefon	Several regions in the Far East of Russia	June 2004	50.0%	31.0
UDN-900	Udmurtiya Republic	August 2004	49.0%	6.4
Volgograd Mobile	Volga region	August 2004	50.0%	2.9
Astrakhan Mobile	Volga region	August 2004	50.0%	1.1
Uzdunrobita	Uzbekistan	July 2004	74.0%	126.4
TAIF Telcom	Tatarstan Republic	October 2004	47.3%	63.0
Sibintertelecom	Two regions in the Far East of Russia	November 2004	93.5%	37.4
Telesot Alania	Severnaya Osetia-Alania Republic	December 2004	52.5%	6.2
Gorizont-RT	Republic of Sakha (Yakutia)	December 2004	76.0%	53.2
				$341.2
2005
Sweet-Com	Moscow	February 2005	74.9%	$2.0
Gorizont-RT	Republic of Sakha (Yakutia)	June 2005	24.0%	13.5
BCTI	Turkmenistan	June 2005	51.0%	28.2
BCTI	Turkmenistan	November 2005	49.0%	18.5
Sibintertelecom	Two regions in the Far East of Russia	December 2005	6.5%	2.8
ReCom	Six regions in the European part of Russia	December 2005	46.1%	110.0
Telesot Alania	Severnaya Osetia-Alania Republic	December 2005	47.5%	32.6
				$207.6

*                    Excluding acquisition-related costs and debt assumed.

Other investments

In December 2005, we acquired a 51.0% stake in Tarino Limited (“Tarino”) for $150.0 million in cash. Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

Concurrently with the purchase of a 51.0% stake, we entered into a put and call option agreement with the shareholder of Tarino to acquire the remaining 49.0% interest in Tarino. The call option is exercisable by us from November 22, 2005 to November 17, 2006, and the put option is exercisable by the seller from November 18, 2006 to December 8, 2006. The call and put option price is $170.0 million. The put and call option were recorded at fair value, which approximated $nil at December 31, 2005, in the consolidated balance sheet.

After a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s offices were seized and, as a result, we could not regain operational control over Bitel’s operations in 2005. Accordingly, we accounted for our 51.0% investment in Bitel at cost as at December 31, 2005.

For a detailed discussion of investments in Bitel, see “Item 8.A.7. Litigation” and Note 20 to our audited consolidated financial statements.

Results of Operations by Macro-Region

Based on the restructuring of our group commenced in 2004, we currently report our financial information by macro-region. See “Item 5. Operating and Financial Review and Prospects—Segments” for additional information regarding the reorganization. As of December 31, 2005, we reported our financial information based on six macro-regions, including Moscow, Ukraine, North-West, South, Siberia and Far East. We have restated the corresponding items of segment information for 2004, but have determined that it is impracticable to do so for 2003.

	Year Ended December 31,
	2004	2005
	(in thousands)
Revenues by macro-region
Moscow	$1,693,685	$1,867,435
Ukraine	832,313	1,201,827
North-West	347,881	384,743
South	260,173	347,819
Siberia	225,188	296,353
Far East	110,562	282,925
Other	810,855	1,054,871
Eliminations(1)	(393,663)	(424,955)
Revenues as reported	$3,886,994	$5,011,018
Costs of services, exclusive of depreciation and amortization shown separately below by macro-region and cost of handsets and accessories
Moscow	$510,565	$540,160
Ukraine	221,226	343,990
North-West	53,325	56,072
South	34,113	60,308
Siberia	48,750	67,895
Far East	26,237	72,748
Other	171,702	241,426
Eliminations(1)	(366,231)	(395,126)
Cost of services and cost of handsets and accessories as reported	$699,687	$987,473

Sundry operating expenses by macro-region(2)
Moscow	$233,414	$281,275
Ukraine	88,937	143,099
North-West	53,786	71,165
South	46,906	58,220
Siberia	45,540	63,164
Far East	23,489	67,384
Other	149,158	199,554
Eliminations(1)	(9,698)	(7,552)
Sundry operating expenses as reported	$631,532	$876,309
Sales and marketing expenses by macro-region
Moscow	$169,098	$191,047
Ukraine	79,355	129,651
North-West	49,943	39,865
South	30,196	56,955
Siberia	19,913	39,072
Far East	7,408	21,507
Other	114,641	141,328
Eliminations(1)	(9,571)	(11,333)
Sales and marketing expenses as reported	$460,983	$608,092
Depreciation and amortization by macro-region
Moscow	$194,873	$224,653
Ukraine	124,935	153,795
North-West	64,036	86,244
South	81,749	91,407
Siberia	39,548	54,846
Far East	15,572	42,776
Other	158,333	257,944
Eliminations(1)	(3,317)	(4,552)
Depreciation and amortization as reported	$675,729	$907,113
Operating Income by macro-region
Moscow	$585,735	$630,300
Ukraine	317,860	431,292
North-West	126,791	131,397
South	67,209	80,929
Siberia	71,437	71,376
Far East	37,856	78,510
Other	217,021	213,861
Eliminations(1)	(4,846)	(5,634)
Operating income as reported	$1,419,063	$1,632,031

(1)                Represents the elimination of intercompany sales, sundry operating expenses, sales and marketing expenses and the related operating income, primarily for intercompany roaming arrangements and management and marketing support provided by MTS OJSC to regional companies, as well as of other intercompany transactions.

(2)                For the purposes of this analysis “Sundry operating expenses” consist of general and administrative expenses, provision for doubtful accounts and other operating expenses (including charges incurred in connection with the “universal services reserve fund”).

Year Ended December 31, 2005 compared to Year Ended December 31, 2004 by macro-region

Revenues and cost of services and cost of handsets and accessories

Consolidated revenues for the year ended December 31, 2005 increased by $1,124.0 million, or 28.9%, to $5,011.0 million from $3,887.0 million for the year ended December 31, 2004. This increase was primarily due to the significant growth in our subscriber base from 34.2 million as of December 31, 2004 to 58.2 million as of December 31, 2005. The growth was mainly attributable to our sales and marketing efforts and the expansion of our network, as well as improving general economic conditions and income levels in Russia and Ukraine. A portion of revenue growth was also due to the acquisition of BCTI in June 2005, which contributed $33.4 million to our revenues for the year ended December 31, 2005, as well as the full consolidation in 2005 of Uzdunrobita, which we acquired in July 2004. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in Moscow and other highly competitive license areas, an increase in mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased by 33% from $12 per subscriber for the year ended December 31, 2004 to $8 for the year ended December 31, 2005.

For the year ended December 31, 2005, service revenues and connection fees increased by $1,142.0 million, or 30.1%, to $4,942.3 million compared to $3,800.3 million for the year ended December 31, 2004 due to the growth in the number of our subscribers, as explained above. Revenues from the sales of handsets and accessories decreased by $18.0 million, or 20.8%, to $68.7 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, due to a reduction in the number of handsets sold while the average selling price for handsets remained at the same level.

Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 41.1% to $987.5 million from $699.7 million for the year ended December 31, 2004. The increase in costs was primarily attributable to subscriber growth and related growth in traffic related expenses. For the year ended December 31, 2005, interconnection and line rental expenses grew to $598.3 million from $352.6 million for the year ended December 31, 2004 and roaming expenses grew to $134.5 million from $128.5 million. For the year ended December 31, 2005, cost of handsets and accessories sold, including SIM cards provided to customers, grew to $254.6 million from $218.6 million for the year ended December 31, 2004.

Consolidated gross margin was $4,023.5 million, or 80.3% of consolidated revenues for the year ended December 31, 2005, compared to $3,187.3 million, or 82.0% of consolidated revenues for the year ended December 31, 2004. The decrease in our consolidated gross margin percentage is due to increased interconnection and line rental charges as a result of further expansion of our network and increased rental charges payable to other operators for access to their networks in 2005 and, to some extent, the increased costs associated with SIM and Jeans cards used by new subscribers.

Moscow revenues for the year ended December 31, 2005 increased by 10.3% to $1,867.4 million from $1,693.7 million for the year ended December 31, 2004. Our subscriber base in the Moscow license area increased by 35.6% from 7.5 million as of December 31, 2004 to 10.2 million as of December 31, 2005. The effect on revenues due to the increase in our subscriber base was partially offset by a decrease in tariffs in the Moscow license area and an increase in mass-market subscribers in our subscriber mix.

Moscow cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 5.8% to $540.2 million from $510.6 million for the year ended December 31, 2004. The growth occurred mainly as a result of a $39.4 million increase in interconnection charges and line rental expenses driven by an increase in the number of leased lines, which were partially offset by a $9.1 million decrease in roaming expenses. Cost of handsets and accessories decreased to $229.7 million, or 12.3% of segment revenues, for the year ended December 31, 2005 from $230.4 million, or 13.6% of segment revenues, for the year ended December 31, 2004.

Moscow gross margin increased by 12.2% to $1,327.3 million in the year ended December 31, 2005 from $1,183.1 million in the year ended December 31, 2004. Moscow’s gross margin percentage increased to 71.1% in the year ended December 31, 2005 from 69.9% in the year ended December 31, 2004. The main reasons for the increase in the gross margin by 1.2% were economies of scale and increased roaming margins.

Ukraine revenues increased by 44.4% to $1,201.8 million in the year ended December 31, 2005 from $832.3 million in the year ended December 31, 2004. The main reason for the growth in sales revenues was an increase in UMC’s subscriber base from 7.4 million as of December 31, 2004 to 13.3 million as of December 31, 2005, which was partially offset by a decrease in tariffs in Ukraine and an increase in mass-market subscribers in the subscriber mix.

Ukraine cost of services and cost of handsets and accessories for the years ended December 31, 2005 and 2004 were $344.0 million and $221.2 million, respectively. The growth occurred primarily due to an increase of $105.9 million in interconnection and line rental expenses and a $12.2 million increase in cost of SIM and Jeans cards. Interconnection and line rental expenses increased to $218.7 million, or 18.2% of segment revenues, in the year ended December 31, 2005 from $112.8 million, or 13.6% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the number of leased lines and overall growth in traffic on the network. Cost of handsets and accessories increased to $100.4 million, or 8.4% of segment revenues, in the year ended December 31, 2005 from $87.6 million, or 10.5% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in cost for SIM cards used by new subscribers.

Ukraine gross margin for the year ended December 31, 2005 grew to $857.8 million from $611.1 million for the year ended December 31, 2004. As a percentage of total revenues, gross margin decreased to 71.4% in the year ended December 31, 2005, from 73.4% in the year ended December 31, 2004. This decrease in gross margin was mainly due to increased interconnection and line rental expenses.

North-West revenues for the year ended December 31, 2005 increased by 10.6% to $384.7 million from $347.9 million for the year ended December 31, 2004. Our subscriber base in the North-West license areas increased by 40.6% from 3.2 million as of December 31, 2004 to 4.5 million as of December 31, 2005. The growth in subscribers in percentage terms is higher than the growth in revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. In addition, the roaming revenues for the North-West macro-region declined slightly when our branches ceased charging for roaming expenses starting July 1, 2005 when Telecom XXI merged with us.

North-West cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 5.3% to $56.1 million from $53.3 million for the year ended December 31, 2004. Interconnection and line rental expenses increased to $29.8 million, or 7.8% of segment revenues, in the year ended December 31, 2005 from $19.1 million, or 5.5% of segment revenues, in the year ended December 31, 2004 mainly due to an increase of the number of leased lines in use and overall growth in traffic on the network. Roaming expenses decreased to $14.5 million, or 3.8% of segment revenues, for the year ended December 31, 2005 from $18.9 million, or 5.4% of segment revenues, for the year ended December 31, 2004 mainly due to the fact that roaming expenses were not charged by our branches for calls to the North-West macro-region starting July 1, 2005 when Telecom XXI merged with us.

North-West gross margin increased by 11.6% to $328.6 million in the year ended December 31, 2005 from $294.6 million in the year ended December 31, 2004. North-West gross margin percentage increased to 85.4% during the year ended December 31, 2005, as compared to 84.7% during year ended

December 31, 2004. The increase in gross margin was primarily the result of an increase in roaming margins.

South revenues for the year ended December 31, 2005 increased by 33.7% to $347.8 million from $260.2 million for the year ended December 31, 2004. Our subscriber base in the South license area increased by 115.6% from 3.2 million as of December 31, 2004 to 6.9 million as of December 31, 2005. The growth in subscribers in percentage terms is higher than the growth in revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network.

South cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 76.8% to $60.3 million from $34.1 million for the year ended December 31, 2004. This was primarily due to a $14.9 million increase in interconnection and line rental expenses to $33.4 million, or 9.6% of segment revenues, in the year ended December 31, 2005 from $18.5 million, or 7.1% of segment revenues, in the year ended December 31, 2004. This increase is mainly due to an increase in the number of base stations in use and overall growth in traffic on the network. Cost of handsets and accessories increased to $18.5 million, or 5.3% of segment revenues, in the year ended December 31, 2005 from $6.6 million, or 2.5% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the cost for SIM cards used by new subscribers.

South gross margin increased by 27.2% to $287.5 million in the year ended December 31, 2005 from $226.1 million in the year ended December 31, 2004. South’s gross margin percentage decreased to 82.7% in the year ended December 31, 2005 from 86.9% in the year ended December 31, 2004 primarily as the result of an increase in the cost for SIM cards used by new subscribers.

Siberia revenues for the year ended December 31, 2005 increased by 31.6% to $296.4 million from $225.2 million for the year ended December 31, 2004. Our subscriber base in the Siberia license area increased by 100.0% from 2.1 million as of December 31, 2004 to 4.2 million as of December 31, 2005. The growth in subscribers in percentage terms is higher than the growth in revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network.

Siberia cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 39.1% to $67.9 million from $48.8 million for the year ended December 31, 2004. This increase was primarily due to an $11.9 million increase in interconnection and line rental expenses to $33.1 million, or 11.2% of segment revenues, in the year ended December 31, 2005 from $21.2 million, or 9.4% of segment revenues, in the year ended December 31, 2004. The increase in such expenses was due to the growth in the number of leased lines in use and overall growth in traffic on the network. Cost of handsets and accessories increased to $17.6 million, or 5.9% of segment revenues, in the year ended December 31, 2005 from $16.5 million, or 7.3% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the cost for SIM cards used by new subscribers.

Siberia gross margin increased by 29.5% to $228.5 million in the year ended December 31, 2005 from $176.4 million in the year ended December 31, 2004. Siberia’s gross margin percentage decreased to 77.1% in the year ended December 31, 2005 from 78.3% in the year ended December 31, 2004 primarily as the result of an increase in the interconnection and line rental costs.

Far East revenues for the year ended December 31, 2005 increased by 155.8% to $282.9 million from $110.6 million for the year ended December 31, 2004. Our subscriber base in the Far East license area increased by 116.7% from 1.2 million as of December 31, 2004 to 2.6 million as of December 31, 2005. The increase in revenues was mainly due to growth in the subscriber base, but was also partially attributable to the full consolidation in 2005 of the subsidiaries acquired in December 31, 2004: Sibintertelecom and Gorizont-RT. Sibintertelecom and Gorizont-RT contributed $40.0 million and $35.2 million to the revenues of Far East in the year ended December 31, 2005, respectively. In addition, Far East consolidated for the full 2005 financial year Primtelefon’s revenues in the amount of $126.6 million, compared to $42.9 million in revenues for the six months we consolidated Primtelefon’s results in 2004.

Far East cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 177.5% to $72.7 million from $26.2 million for the year ended December 31, 2004. Sibintertelecom and Gorizont-RT contributed together $13.0 million to the increase, while Primtelefon’s cost of services and cost of sales of handsets and accessories increased to $36.0 million for the year ended December 31, 2005 from $9.1 million for the six months we consolidated Primtelefon’s results in 2004. The organic growth in costs was in line with the increased revenue of Far East.

Far East gross margin increased by 149.1% to $210.2 million in the year ended December 31, 2005 from $84.4 million in the year ended December 31, 2004. Far East’s gross margin percentage decreased to 74.3% in the year ended December 31, 2005 from 76.3% in the year ended December 31, 2004 primarily as the result of an increase in the number of leased lines in use and overall growth in traffic on the network concurrently with a general decrease in tariffs.

Other regions revenues for the year ended December 31, 2005 increased by 30.1% to $1,054.9 million from $810.9 million for the year ended December 31, 2004. Our subscriber base in these regions increased by 71.4% from 9.6 million as of December 31, 2004 to 16.5 million as of December 31, 2005, which is the result of our expansion into the regions both through organic growth and acquisitions. As of December 31, 2005, we had commenced commercial operations in 82 regions of Russia, compared to 77 as of December 31, 2004. The increase in revenues was mainly due to growth in the subscriber base, but was also partially attributable to the $32.0 million in revenues contributed by BCTI, a subsidiary acquired in June 2005. In addition, we acquired a controlling stake in Uzdunrobita in July 2004 and, as a result, consolidated its revenues in the amount of $26.8 million for five months in 2004, as compared to $86.5 million for the year ended December 31, 2005.

Other regions cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 40.6% to $241.4 million from $171.7 million for the year ended December 31, 2004. The growth occurred primarily due to a $44.0 million increase in interconnection and line rental expenses and a $19.2 million increase in roaming expenses. Interconnection and line rental expenses increased to $105.8 million, or 10.0% of segment revenues, in the year ended December 31, 2005 from $61.8 million, or 7.6% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the number of base stations in use and overall growth in traffic on the network. Roaming expenses increased to $49.0 million, or 4.6% of segment revenues, in the year ended December 31, 2005 from $29.8 million, or 3.7% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the subscriber base in the regions.

Other regions gross margin increased by $174.3 million, or 27.3%, from $639.2 million in the year ended December 31, 2004 to $813.5 million in the year ended December 31, 2005, primarily due to an increase in the number of subscribers and acquisitions of new subsidiaries discussed above. Our gross margin percentage for the other regions segment decreased to 77.1% in the year ended December 31, 2005 from 78.8% in the year ended December 31, 2004, which can be explained by the same factors discussed above with respect to the decrease in the consolidated gross margin.

Sundry operating expenses

Consolidated sundry operating expenses for the year ended December 31, 2005 increased by 38.8% to $876.3 million from $631.5 million for the year ended December 31, 2004. The increase in sundry operating expenses was largely attributable to a general increase in expenses caused by subscriber growth. In addition, the full consolidation in 2005 of subsidiaries acquired in the second half of 2004, as well as the consolidation of the operating results of BCTI for six months in 2005 contributed $31.1 million to consolidated sundry operating expenses for the year ended December 31, 2005. In the year ended December 31, 2005, salary expenses and related social contributions increased by $79.2 million due to an increase in personnel. Provision for doubtful accounts increased by $23.9 million in the year ended December 31, 2005 due to an overall increase in service revenues. In addition, our operating expenses increased to $67.2 million for the year ended December 31, 2005 from $29.8 million for the same time period in 2004. This increase was due to the fact that the Federal Law on Communications created a “universal services reserve fund” to be funded by a levy imposed on all telecommunications service providers, including us. Accordingly, in May 2005, we started paying 1.2% of the difference between our total revenues from telecommunications services and revenues generated by interconnection and traffic transit services, which amounted to $30.3 million in 2005. Generally, sundry operating expenses as a percentage of net revenues increased to 17.5% for the year ended December 31, 2005 from 16.2% in the year ended December 31, 2004.

Moscow sundry operating expenses for the year ended December 31, 2005 increased by 20.5% to $281.3 million from $233.4 million for the year ended December 31, 2004. Sundry operating expenses as a percentage of segment revenues increased to 15.1% for the year ended December 31, 2005 from 13.8% for the year ended December 31, 2004. The major reasons for this growth were the introduction of the “universal services reserve fund” discussed above, resulting in a $15.3 million increase in Moscow’s other operating expenses, an increase in salaries, bonuses and related social contributions for additional personnel of $6.9 million and an increase in the provision for doubtful accounts by $5.2 million in line with an increase in service revenues.

Ukraine sundry operating expenses for the year ended December 31, 2005 were $143.1 million, or 11.9% of segment revenues, while for the year ended December 31, 2004, these expenses were $88.9 million, or 10.7% of segment revenues. The increase in such expenses in absolute terms during 2005 was the result of an overall increase in UMC’s activity. The main reason for the increase in sundry operating expenses as a percentage of segment revenues was related to a $13.3 million increase in salary expenses and related social contributions, as well as an increase in rent and maintenance expenses by $13.7 million in 2005, as compared to 2004.

North-West sundry operating expenses for the year ended December 31, 2005 increased by 32.3% to $71.2 million from $53.8 million for the year ended December 31, 2004. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $4.4 million, bad debt expenses of $2.9 million and an obsolescence expense provision of $1.5 million. Sundry operating expenses as a percentage of segment revenues increased to 18.5% for the year ended December 31, 2005, as compared to 15.5% for the year ended December 31, 2004. The main reason for this increase was due to overall growth in North-West, as well as charges incurred in connection with the “universal services reserve fund,” which created an increase in other operating expenses in the amount of $3.8 million for the year ended December 31, 2005.

South sundry operating expenses for the year ended December 31, 2005 increased by 24.1% to $58.2 million from $46.9 million for the year ended December 31, 2004. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $6.1 million and bad debt expenses of $3.1 million. Sundry operating expenses as a percentage of segment revenues decreased to 16.7% for the year ended December 31, 2005, as compared to 18.0% for the year ended December 31, 2004. The main reason for this decrease was a reduction in repair and maintenance expenses from $12.6 million, or 4.8% of segment revenues, for the year ended December 31, 2005, to $6.5 million, or 1.9% of segment revenues, for the year ended December 31, 2004.

Siberia sundry operating expenses for the year ended December 31, 2005 increased by 38.9% to $63.2 million from $45.5 million for the year ended December 31, 2004. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $6.2 million, bad debt expenses of $2.2 million, rent expenses of $2.8 million and other operating expenses of $2.4 million. The increases were primarily the result of the general expansion of our network in the region. Sundry operating expenses as a percentage of segment revenues increased to 21.3% for the year ended December 31, 2005, as compared to 20.2% for the year ended December 31, 2004. The main reason for this increase was increased rent expenses and the introduction of charges in connection with the “universal services reserve fund” in May 2005.

Far East sundry operating expenses for the year ended December 31, 2005 increased by 186.8% to $67.4 million from $23.5 million for the year ended December 31, 2004. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $18.2 million, general and administrative expenses of $6.9 million, rent expenses of $5.3 million and bad debt expenses of $3.0 million. The increases were primarily the result of the full consolidation in 2005 of subsidiaries acquired in December 2004: Gorizont-RT and Sibintertelecom. These subsidiaries contributed together $16.6 million to Far East’s operating expenses in the year ended December 31, 2005. In addition, sundry operating expenses increased by $9.3 million as a result of the full consolidation in 2005 of Primtelefon. Sundry operating expenses as a percentage of segment revenues increased to 23.8% for the year ended December 31, 2005, as compared to 21.2% for the year ended December 31, 2004.

Other regions sundry operating expenses for the year ended December 31, 2005 increased by 33.8% to $199.6 million from $149.2 million for the year ended December 31, 2004. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $24.1 million and administrative and rent expenses of $13.8 million for additional offices and expanded operations. Sundry operating expenses as a percentage of segment revenues slightly increased to 18.9% for the year ended December 31, 2005, as compared to 18.4% for the year ended December 31, 2004 mainly due to the introduction in May 2005 of a “universal services reserve fund,” in accordance with the Federal Law on Communications.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2005 increased by 31.9% to $608.1 million from $461.0 million for the year ended December 31, 2004. The increase in sales and marketing expenses was largely related to our strategy to develop our subscriber base through organic growth. The components of growth in sales and marketing expenses were an increase of $57.5 million in commissions to dealers and an increase of $89.6 million in advertising and promotion expenses. The increase in commissions to dealers was primarily due to an increase in the volume of sales through dealers. The increase in advertising and promotion expenses related to increased overall marketing efforts and relatively higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues increased to 12.1% for the year ended December 31, 2005 from 11.9% for the year ended December 31, 2004.

Moscow sales and marketing expenses for the year ended December 31, 2005 increased by 13.0% to $191.0 million from $169.1 million for the year ended December 31, 2004. Sales and marketing expenses as a percentage of segment revenues increased to 10.2% for the year ended December 31, 2005 from 10.0% for the year ended December 31, 2004. Moscow has traditionally incurred consolidated costs of national TV advertising campaigns, which have experienced significant inflation in the last few years. We do not allocate a portion of these advertising costs to the macro-regions despite the fact that these regions benefit from our national advertising.

Ukraine sales and marketing expenses for the year ended December 31, 2005 were $129.7 million, or 10.8% of segment revenues, and $79.4 million, or 9.5% of segment revenues, for the year ended December 31, 2004. Absolute growth in these expenses for the year ended December 31, 2005 occurred mainly as the result of overall growth in UMC’s activity. The increase in sales and marketing expenses as a percentage of segment revenues was caused by an increase in advertising and promotion expenses from 3.6% to 4.8% of segment revenues due to extensive advertising campaigns organized in 2005. Dealers’ commissions remained at 6.0% of segment revenues for the years ended December 31, 2005 and 2004.

North-West sales and marketing expenses for the year ended December 31, 2005 decreased by 20.0% to $39.9 million from $49.9 million for the year ended December 31, 2004, as a result of a decrease in dealer commission rates in the first quarter of 2005 primarily in St. Petersburg. Sales and marketing expenses as a percentage of segment revenues decreased to 10.4% for the year ended December 31, 2005 from 14.3% for the year ended December 31, 2004. The main reason for this decrease was due to the fact that dealer commission rates were historically higher in North-West and as competition increased among dealers, we were able to adjust dealers’ commissions to the lower prevailing market rates. The decrease was partially offset by the increase in the number of new subscribers obtained through dealers.

South sales and marketing expenses for the year ended December 31, 2005 increased by 88.7% to $57.0 million from $30.2 million for the year ended December 31, 2004 due to an increase in dealers’ commissions as the result of a general increase in sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues increased to 16.4% for the year ended December 31, 2005 from 11.6% for the year ended December 31, 2004. The main reason for this growth was an increase in dealers’ commissions as a percentage of segment revenues to 13.2% for the year ended December 31, 2005 from 9.8% for the year ended December 31, 2004.

Siberia sales and marketing expenses for the year ended December 31, 2005 increased by 96.5% to $39.1 million from $19.9 million for the year ended December 31, 2004, mainly as a result of further expansion in the regions. Sales and marketing expenses as a percentage of segment revenues increased to 13.2% for the year ended December 31, 2005 from 8.8% for the year ended December 31, 2004. The main reason for this growth was an increase of dealers’ commissions as a percentage of segment revenues to 9.2% for the year ended December 31, 2005 from 5.6% for the year ended December 31, 2004. Dealers’ commissions increased as a result of a general increase in sales volume through dealers.

Far East sales and marketing expenses for the year ended December 31, 2005 increased by 190.5% to $21.5 million from $7.4 million for the year ended December 31, 2004, mainly as a result of the full consolidation in 2005 of subsidiaries acquired in December 2004: Gorizont-RT and Sibintertelecom. These subsidiaries contributed together $6.1 million to the increase in sales and marketing expenses. Sales and marketing expenses as a percentage of segment revenues increased to 7.6% for the year ended December 31, 2005 from 6.7% for the year ended December 31, 2004. The main reason for this growth was a general increase in sales volume through dealers.

Other regions sales and marketing expenses for the year ended December 31, 2005 increased by 23.3% to $141.3 million from $114.6 million for the year ended December 31, 2004, as a result of the expansion of our regional operations. The main reasons for this increase were the growth in advertising expenses (in order to promote our services in the regions and continue our regional expansion) and dealers’ commissions caused by increases in our subscriber base. Sales and marketing expenses as a percentage of segment revenues decreased to 13.4% for the year ended December 31, 2005 from 14.1% for the year ended December 31, 2004.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2005 increased by 34.2% to $907.1 million from $675.7 million for the year ended December 31, 2004. Depreciation and amortization expenses as a percentage of net revenues increased to 18.1% for the year ended December 31, 2005 from 17.4% for the year ended December 31, 2004. The increase was attributable to the increased asset base resulting from our continuing expansion of our network and acquisition of regional operators in and outside Russia.

Moscow depreciation and amortization for the year ended December 31, 2005 increased by 15.3% to $224.7 million from $194.9 million for the year ended December 31, 2004. Depreciation and amortization expenses as a percentage of segment revenues increased to 12.0% for the year ended December 31, 2005 from 11.5% for the year ended December 31, 2004 mainly due to significant investments in our intangible assets due to the implementation of a new billing system and the accelerated amortization of the previous one.

Ukraine depreciation and amortization for the year ended December 31, 2005 was $153.8 million, or 12.8% of segment revenues, and $124.9 million, or 15.0% of segment revenues, for the year ended December 31, 2004. Absolute growth in depreciation and amortization expense was mainly due to the continued buildout of UMC’s network in Ukraine. The decrease in depreciation and amortization expense as a percentage of segment revenues was mainly due to the effect of economies of scale.

North-West depreciation and amortization for the year ended December 31, 2005 increased by 34.7% to $86.2 million from $64.0 million for the year ended December 31, 2004 and increased as a percentage of segment revenues to 22.4% from 18.4%. This increase was mainly the result of significant investments in our network and implementation of a new billing system that caused additional amortization charges, as well as the accelerated amortization of the previous billing system.

South depreciation and amortization for the year ended December 31, 2005 increased by 11.9% to $91.4 million from $81.7 million for the year ended December 31, 2004 and decreased as a percentage of segment revenues to 26.3% from 31.4% mainly due to an economies of scale effect.

Siberia depreciation and amortization for the year ended December 31, 2005 increased by 38.7% to $54.8 million from $39.5 million for the year ended December 31, 2004 and increased as a percentage of segment revenues to 18.5% from 17.5% mainly due to the continued buildout of our network in Siberia and the implementation of a new billing system.

Far East depreciation and amortization for the year ended December 31, 2005 increased by 174.4% to $42.8 million from $15.6 million for the year ended December 31, 2004 mainly due to the full consolidation in 2005 of subsidiaries acquired in December 2004: Gorizont-RT and Sibintertelecom. These subsidiaries together contributed $17.0 million to depreciation and amortization expenses of the Far East. In addition, the growth in depreciation and amortization expenses was the result of the full consolidation in 2005 of Primtelefon, which results were included in the consolidated financial statements starting June 2004, as well as significant investments in the network. As a percentage of segment revenues, depreciation and amortization increased to 15.1% for the year ended December 31, 2005 compared to 14.1% for the year ended December 31, 2004, primarily due to the continued buildout of the network.

Other regions depreciation and amortization for the year ended December 31, 2005 increased by 62.9% to $257.9 million from $158.3 million for the year ended December 31, 2004 and increased as a percentage of segment revenues to 24.4% from 19.5%. The increase in the depreciation and amortization expense was driven primarily by two factors: the continued buildout of our network in the regions and the implementation of a new billing system.

Operating Income

Consolidated operating income for the year ended December 31, 2005 increased by 15.0% to $1,632.0 million, including $431.3 million of UMC’s results after intercompany elimination, for the year ending December 31, 2005, from $1,419.1 million for the year ended December 31, 2004, of which $317.9 million was contributed by UMC. Operating income as a percentage of net revenues decreased to 32.6% for the year ended December 31, 2005 compared to 36.5% for the year ended December 31, 2004, mainly due to the following factors: increased interconnection and line rental expenses, additional depreciation and amortization expenses discussed above and a levy imposed in connection with the “universal services reserve fund” established in accordance with the Federal Law on Communications commencing in May 2005.

Moscow operating income for the year ended December 31, 2005 increased by 7.6% to $630.3 million from $585.7 million for the year ended December 31, 2004 and decreased as a percentage of segment revenues to 33.8% for the year ended December 31, 2005, from 34.6% for the year ended December 31, 2004, mainly due to charges incurred in connection with the “universal services reserve fund” commencing in May 2005.

Ukraine operating income for the year ended December 31, 2005 was $431.3 million, or 35.9% of segment revenues, and $317.9 million, or 38.2% of segment revenues, for the year ended December 31, 2004. Absolute growth in operating income was primarily the result of overall growth in UMC’s subscriber base and the continued buildout of its network. A decrease in operating income as a percentage of segment revenues occurred mainly due to increased interconnection and line rental expenses, as well as an increase in advertising and marketing expenses.

North-West operating income for the year ended December 31, 2005 increased by 3.6% to $131.4 million, or 34.2% of segment revenues, from $126.8 million, or 36.4% of segment revenues, for the year ended December 31, 2004. The main reasons for the slight decrease in operating income as a percentage of segment revenues were an increase in interconnection and line rental costs, growth in depreciation expense incurred and charges imposed in connection with the “universal services reserve fund,” which were partially offset by a decrease in dealers’ commissions.

South operating income for the year ended December 31, 2005 increased to $80.9 million, or 23.3% of segment revenues, from $67.2 million, or 25.8% of segment revenues, for the year ended December 31, 2004. The main reasons for the decrease of operating income as a percentage of segment revenues were the increase in interconnection and line rental costs and the growth in sales and marketing expenses.

Siberia operating income for the year ended December 31, 2005 and 2004 was stable in the amount of $71.4 million. Operating income as a percentage of segment revenues for the year ended December 31, 2005 decreased to 24.1% of segment revenues from 31.7% for the year ended December 31, 2004. This decrease was the result of increased dealer commissions, growth in depreciation expense and increased interconnection and line rental expenses.

Far East operating income for the year ended December 31, 2005 increased to $78.5 million from $37.9 million for the year ended December 31, 2004, mainly due to the full consolidation in 2005 of subsidiaries acquired in December 2004: Gorizont-RT and Sibintertelecom. Operating income as a percentage of segment revenues for the year ended December 31, 2005 decreased to 27.7% of segment revenues from 34.3% for the year ended December 31, 2004. The main reasons for the decrease of operating income as a percentage of segment revenues were increases in dealer commissions, growth in depreciation expense incurred and increased payroll and social contribution expenses.

Other regions operating income for the year ended December 31, 2005 decreased by 1.4% to $213.9 million, or 20.3% of segment revenues, from $217.0 million, or 26.8% of segment revenues, for the year ended December 31, 2004. The main reasons for the decrease in operating income as a percentage of segment revenues were the additional amortization expense incurred as a result of the implementation of a new billing system and a levy imposed on us in connection with the “universal services reserve fund.”

Results of Operations by Legal Entities

For comparison purposes, the following table sets forth selected financial information by legal entities, which was how we reported our segment information in prior years. As part of our restructuring, many of our subsidiaries merged with us and, therefore, going forward, we will report our financial data by macro-regions only.

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Revenues by legal entities
MTS OJSC	$1,471,198	$2,129,544	$2,360,542
UMC	394,038	832,313	1,201,827
Telecom XXI	210,460	297,194	382,897
Kuban-GSM	168,401	225,350	270,157
Other	432,770	796,256	1,220,550
Eliminations(1)	(130,669)	(393,663)	(424,955)
Revenues as reported	$2,546,198	$3,886,994	$5,011,018
Costs of services, exclusive of depreciation and amortization shown separately below by legal entities and cost of handsets and accessories
MTS OJSC	$315,021	$585,092	$643,947
UMC	94,959	221,226	343,990
Telecom XXI	33,348	46,917	55,739
Kuban-GSM	20,870	22,963	35,516
Other	120,895	189,720	304,165
Eliminations(1)	(110,914)	(366,231)	(395,884)
Cost of services and cost of handsets and accessories as reported	$474,179	$699,687	$987,473
Sundry operating expenses by legal entities(2)
MTS OJSC	$241,069	$327,113	$426,386
UMC	50,192	88,937	143,100
Telecom XXI	28,071	45,832	70,128
Kuban-GSM	25,385	37,091	33,492
Other	62,689	142,257	215,452
Eliminations(1)	(684)	(9,698)	(12,249)
Sundry operating expenses as reported	$406,722	$631,532	$876,309
Sales and marketing expenses by legal entities
MTS OJSC	$187,325	$240,146	$285,902
UMC	50,791	79,355	129,651
Telecom XXI	31,627	42,244	39,573
Kuban-GSM	15,249	22,534	33,318
Other	43,423	86,275	130,981
Eliminations(1)	(1,632)	(9,571)	(11,333)
Sales and marketing expenses as reported	$326,783	$460,983	$608,092

Depreciation and amortization by legal entities
MTS OJSC	$199,946	$253,485	$331,642
UMC	66,392	124,935	153,795
Telecom XXI	36,782	57,265	86,138
Kuban-GSM	32,299	68,140	67,927
Other	82,185	175,221	272,163
Eliminations(1)	(1,688)	(3,317)	(4,552)
Depreciation and amortization as reported	$415,916	$675,729	$907,113
Operating Income by legal entities
MTS OJSC	$527,837	$728,101	$672,666
UMC	131,704	317,860	431,292
Telecom XXI	80,632	104,936	131,318
Kuban-GSM	74,599	74,622	99,904
Other	123,577	198,390	302,485
Eliminations(1)	(15,751)	(4,846)	(5,634)
Operating income as reported	$922,598	$1,419,063	$1,632,031

(1)                Represents the elimination of intercompany sales, sundry operating expenses, sales and marketing expenses and the related operating income, primarily for intercompany roaming arrangements and management and marketing support provided by MTS OJSC to regional companies, as well as of other intercompany transactions.

(2)                For the purposes of this analysis, “Sundry operating expenses” consist of general and administrative expenses, provision for doubtful accounts and other operating expenses (including charges incurred in connection with the “universal services reserve fund”).

Year Ended December 31, 2005 compared to Year Ended December 31, 2004 by legal entities

Revenues and cost of services and cost of handsets and accessories

Consolidated revenues for the year ended December 31, 2005 increased by $1,124.0 million, or 28.9%, to $5,011.0 million from $3,887.0 million for the year ended December 31, 2004. This increase was primarily due to the significant growth in our subscriber base from 34.2 million as of December 31, 2004 to 58.2 million as of December 31, 2005. The growth was mainly attributable to our sales and marketing efforts and the expansion of our network, as well as improving general economic conditions and income levels in Russia and Ukraine. A portion of revenue growth was also due to the acquisition of BCTI in June 2005, which contributed $33.4 million to our revenues for the year ended December 31, 2005, as well as the full consolidation in 2005 of Uzdunrobita, which we acquired in July 2004. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in Moscow and other highly competitive license areas, an increase in mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased by 33% from $12 per subscriber for the year ended December 31, 2004 to $8 for the year ended December 31, 2005.

For the year ended December 31, 2005, service revenues and connection fees increased by $1,142.0 million, or 30.1%, to $4,942.3 million compared to $3,800.3 million for the year ended December 31, 2004 due to the growth in the number of our subscribers, as explained above. Revenues from the sales of handsets and accessories decreased by $18.0 million, or 20.8%, to $68.7 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, due to a reduction in the number of handsets sold while the average selling price of handsets remained at the same level.

Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 41.1% to $987.5 million from $699.7 million for the year ended December 31, 2004. The increase in costs was primarily attributable to subscriber growth and related growth in traffic related expenses. For the year ended December 31, 2005, interconnection and line rental expenses grew to $598.3 million from $352.6 million for the year ended December 31, 2004 and roaming expenses grew to $134.5 million from $128.5 million. For the year ended December 31, 2005, cost of handsets and accessories sold, including SIM cards provided to customers, grew to $254.6 million from $218.6 million for the year ended December 31, 2004.

Consolidated gross margin was $4,023.5 million, or 80.3% of consolidated revenues for the year ended December 31, 2005, compared to $3,187.3 million, or 82.0% of consolidated revenues for the year ended December 31, 2004. The decrease in our consolidated gross margin percentage is due to increased interconnection and line rental charges as a result of the further expansion of our network and increased rental charges payable to other operators for access to their networks in 2005 and, to some extent, the increased costs associated with SIM and Jeans cards used by new subscribers.

MTS OJSC revenues for the year ended December 31, 2005 increased by 10.8% to $2,360.5 million from $2,129.5 million for the year ended December 31, 2004. Our subscriber base in the MTS OJSC license areas increased by 35.6% from 7.5 million as of December 31, 2004 to 10.2 million as of December 31, 2005. The effect on revenues of the increase in our subscriber base was partially offset by a decrease in tariffs in the Moscow license area and an increase of mass-market subscribers in our subscriber mix.

MTS OJSC cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 10.0% to $643.9 million from $585.1 million for the year ended December 31, 2004. The growth occurred mainly as the result of a $63.6 million increase in interconnection and line rental expenses to $201.5 million, or 8.5% of segment revenues, for the year ended December 31, 2005 from $134.7 million, or 6.5% of segment revenues, for the year ended December 31, 2004. This was primarily driven by the growth in traffic volume, as well as an increase in the number of leased lines and increased costs of value-added services. Roaming expenses increased to $176.7 million, or 7.5% of segment revenues, for the year ended December 31, 2005 from $172.3 million, or 8.1% of segment revenues, for the year ended December 31, 2004. Cost of handsets and accessories decreased to $265.7 million, or 11.3% of segment revenues, for the year ended December 31, 2005 from $274.9 million, or 12.9% of segment revenues, for the year ended December 31, 2004.

MTS OJSC gross margin increased by 11.1% to $1,716.6 million in the year ended December 31, 2005 from $1,544.4 million in the year ended December 31, 2004. MTS OJSC’s gross margin percentage increased to 72.7% in the year ended December 31, 2005 from 72.5% in the year ended December 31, 2004.

UMC revenues increased by 44.4% to $1,201.8 million in the year ended December 31, 2005 from $832.3 million in the year ended December 31, 2004. The main reason for the growth in sales revenues was an increase in UMC’s subscriber base from 7.4 million as of December 31, 2004 to 13.3 million as of December 31, 2005, which was partially offset by a decrease in tariffs in Ukraine and an increase of mass-market subscribers in the subscriber mix.

UMC cost of services and cost of handsets and accessories for the years ended December 31, 2005 and 2004 were $344.0 million and $221.2 million, respectively. The growth occurred primarily due to an increase of $105.9 million in interconnection and line rental expenses and a $12.2 million increase in cost of SIM and Jeans cards. Interconnection and line rental expenses increased to $218.7 million, or 18.2% of segment revenues, in the year ended December 31, 2005 from $112.8 million, or 13.6% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the number of leased lines and overall growth in traffic on the network. Cost of handsets and accessories increased to $100.4 million, or 8.4% of segment revenues, in the year ended December 31, 2005 from $87.6 million, or 10.5% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in cost for SIM cards used by new subscribers.

UMC gross margin for the year ended December 31, 2005 grew to $857.8 million from $611.1 million for the year ended December 31, 2004. As a percentage of total revenues, gross margin decreased to 71.4% in the year ended December 31, 2005, from 73.4% in the year ended December 31, 2004. This decrease in gross margin was mainly due to increased interconnection and line rental expenses.

Telecom XXI revenues for the year ended December 31, 2005 increased by 28.8% to $382.9 million from $297.2 million for the year ended December 31, 2004. Our subscriber base in the Telecom XXI license areas increased by 37.0% from 2.7 million as of December 31, 2004 to 3.7 million as of December 31, 2005. The growth in subscribers in percentage terms is higher than the growth in revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network.

Telecom XXI cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 18.8% to $55.7 million from $46.9 million for the year ended December 31, 2004. Interconnection and line rental expenses increased to $29.8 million, or 7.8% of segment revenues, in the year ended December 31, 2005 from $15.2 million, or 5.1% of segment revenues, in the year ended December 31, 2004 mainly due to an increase of the number of base stations in use and overall growth in traffic on the network. Roaming expenses decreased to $14.5 million, or 3.8% of segment revenues, for the year ended December 31, 2005 from $18.9 million, or 6.4% of segment revenues, for the year ended December 31, 2004 mainly due to the fact that roaming expenses were not charged by our branches for calls to the North-West macro-region starting July 1, 2005 when Telecom XXI merged with us.

Telecom XXI gross margin increased by 30.7% to $327.2 million in the year ended December 31, 2005 from $250.3 million in the year ended December 31, 2004. Telecom XXI gross margin percentage increased to 85.5% during the year ended December 31, 2005, as compared to 84.2% during the year ended December 31, 2004. The increase in the gross margin was mainly the result of increased roaming margins.

Kuban-GSM revenues for the year ended December 31, 2005 increased by 19.9% to $270.2 million from $225.4 million for the year ended December 31, 2004. Our subscriber base in the Kuban-GSM license area increased by 88.0% from 2.5 million as of December 31, 2004 to 4.7 million as of December 31, 2005. The growth in subscribers in percentage terms is higher than the growth in revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network.

Kuban-GSM cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 54.3% to $35.5 million from $23.0 million for the year ended December 31, 2004. This was primarily driven by an increase in interconnection and line rental expenses, cost of handsets and accessories and SIM cards. Interconnection and line rental expenses increased by $6.4 million to $20.6 million, or 7.6% of segment revenues, in the year ended December 31, 2005 from $14.2 million, or 6.3% of segment revenues, in the year ended December 31, 2004. This increase is mainly due to an increase in the number of leased lines and overall growth in traffic on the network. Cost of handsets and accessories increased to $11.6 million, or 4.3% of segment revenues, in the year ended December 31, 2005 from $4.4 million, or 2.0% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in cost for SIM cards used by new subscribers.

Kuban-GSM gross margin increased by 16.0% to $234.7 million in the year ended December 31, 2005 from $202.4 million in the year ended December 31, 2004. Kuban-GSM’s gross margin percentage decreased to 86.9% in the year ended December 31, 2005 from 89.8% in the year ended December 31, 2004 primarily as the result of an increase in cost for SIM cards used by new subscribers.

Other regions revenues for the year ended December 31, 2005 increased by 53.3% to $1,220.6 million from $796.3 million for the year ended December 31, 2004. Our subscriber base in these regions increased by 79.7% from 7.9 million as of December 31, 2004 to 14.2 million as of December 31, 2005, which is the result of our expansion into the regions mainly through organic growth. As of December 31, 2005, we had commenced commercial operations in 82 regions of Russia, compared to 77 as of December 31, 2004. The growth in subscribers in percentage terms is higher than revenue growth mainly due to the fact that newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. The increase in revenues was mainly due to growth in the subscriber base, but was also partially attributable to the full consolidation in 2005 of subsidiaries acquired in December 2004: Sibintertelecom and Gorizont-RT. Sibintertelecom and Gorizont-RT contributed $40.0 million and $32.5 million to other regions revenue, respectively, in the year ended December 31, 2005. Another reason for the increase in other regions revenue was the full consolidation in 2005 of our subsidiaries, Primtelefon and Uzdunrobita, acquired in June and July 2004, respectively.

Other regions cost of services and cost of handsets and accessories for the year ended December 31, 2005 increased by 60.4% to $304.2 million from $189.7 million for the year ended December 31, 2004. The growth occurred primarily due to a $62.4 million increase in interconnection and line rental expenses and a $26.2 million increase in cost of handsets and accessories. In addition, Sibintertelecom and Gorizont-RT together contributed $13.0 million to the increase of the costs, while cost of services and of sales of handsets and accessories in Primtelefon increased to $36.0 million for the year ended December 31, 2005 from $9.1 million for the six months we consolidated Primtelefon’s results in 2004. Interconnection and line rental expenses increased to $139.0 million, or 11.4% of segment revenues, in the year ended December 31, 2005 from $76.6 million, or 9.6% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in the number of base stations in use and overall growth in traffic on the network. Cost of handsets and accessories increased to $89.8 million, or 7.4% of segment revenues, in the year ended December 31, 2005 from $63.6 million, or 8.0% of segment revenues, in the year ended December 31, 2004 mainly due to an increase in cost for SIM cards used by new subscribers.

Other regions gross margin increased by $309.8 million, or 51.1%, from $606.6 million in the year ended December 31, 2004 to $916.4 million in the year ended December 31, 2005, primarily due to an increase in the number of subscribers. Our gross margin percentage for the other regions segment decreased to 75.1% in the year ended December 31, 2005 from 76.2% in the year ended December 31, 2004, which can be explained by the same factors discussed above with respect to the decrease in the consolidated gross margin percentage.

Sundry operating expenses

Consolidated sundry operating expenses for the year ended December 31, 2005 increased by 38.8% to $876.3 million from $631.5 million for the year ended December 31, 2004. The increase in sundry operating expenses was largely attributable to a general increase in expenses caused by subscriber growth. In addition, the full consolidation in 2005 of subsidiaries acquired in the second half of 2004, as well as the consolidation of the operating results of BCTI for six months in 2005 contributed $31.1 million to consolidated sundry operating expenses for the year ended December 31, 2005. In the year ended December 31, 2005, salary expenses and related social contributions increased by $79.2 million due to an increase in personnel. Provision for doubtful accounts increased by $23.9 million in the year ended December 31, 2005 due to an overall increase in service revenues. In addition, the operating expenses increased to $67.2 million for the year ended December 31, 2005 from $29.8 million for the same time period in 2004. This increase was due to the fact that the Federal Law on Communications created a “universal services reserve fund” to be funded by a levy imposed on all telecommunications service providers, including us. Accordingly, in May 2005, we started paying 1.2% of the difference between our total revenues from telecommunications services and revenues generated by interconnection and traffic transit services, which amounted to $30.3 million in 2005. Generally, sundry operating expenses as a percentage of net revenues increased to 17.5% for the year ended December 31, 2005 from 16.2% in the year ended December 31, 2004.

MTS OJSC sundry operating expenses for the year ended December 31, 2005 increased by 30.4% to $426.4 million from $327.1 million for the year ended December 31, 2004. The major reason for this growth was an increase in salaries, bonuses and related social contributions for additional personnel of $33.0 million, and implementation of the “universal services reserve fund” charge in the amount of $18.0 million. Sundry operating expenses as a percentage of segment revenues increased to 18.1% for the year ended December 31, 2005 from 15.4% for the year ended December 31, 2004. This increase was mainly attributable to our overall volume of operations and an increase in the bad debt provision expense from $12.4 million for 2004, or 0.6% of segment revenues, to $25.7 million for 2005, or 1.1% of segment revenues.

UMC sundry operating expenses for the year ended December 31, 2005 were $143.1 million, or 11.9% of segment revenues, while for the year ended December 31, 2004, these expenses were $88.9 million, or 10.7% of segment revenues. The increase in such expenses in absolute terms during 2005 was the result of an overall increase in UMC’s activity. The main reason for the increase in sundry operating expenses as a percentage of segment revenues was related to a $13.3 million increase in salary expenses and related social contributions, as well as an increase in rent and maintenance expenses by $13.7 million in 2005, as compared to 2004.

Telecom XXI sundry operating expenses for the year ended December 31, 2005 increased by 53.1% to $70.1 million from $45.8 million for the year ended December 31, 2004. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $7.4 million, bad debt expense of $2.9 million and an obsolescence expense provision of $1.5 million. Sundry operating expenses as a percentage of segment revenues increased to 18.3% for the year ended December 31, 2005, as compared to 15.4% for the year ended December 31, 2004. In addition, charges imposed in connection with the “universal services reserve fund” increased Telecom XXI’s sundry operating expenses by $3.1 million.

Kuban-GSM sundry operating expenses for the year ended December 31, 2005 decreased by 9.7% to $33.5 million from $37.1 million for the year ended December 31, 2004. Sundry operating expenses as a percentage of segment revenues decreased to 12.4% for the year ended December 31, 2005, as compared to 16.5% for the year ended December 31, 2004. The most significant decrease was in the area of repair and maintenance of $5.8 million, or 2.7% as a percentage of segment revenues.

Other regions sundry operating expenses for the year ended December 31, 2005 increased by 48.1% to $210.8 million from $142.3 million for the year ended December 31, 2004. The increases were primarily the result of the full consolidation in 2005 of subsidiaries acquired in December 2004: Gorizont-RT and Sibintertelecom. These subsidiaries contributed together $16.6 million to other region’s operating expenses in the year ended December 31, 2005. In addition, the full consolidation in 2005 of Primtelefon and Uzdunrobita increased other regions sundry operating expenses by $19.0 million. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $25.9 million and rent expenses of $10.8 million for additional offices and expanded operations. Sundry operating expenses as a percentage of segment revenues remained stable at 17.3% and 17.9% for the years ended December 31, 2005 and 2004, respectively.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2005 increased by 31.9% to $608.1 million from $461.0 million for the year ended December 31, 2004. The increase in sales and marketing expenses was largely related to our strategy to develop our subscriber base through organic growth. The components of growth in sales and marketing expenses were an increase of $57.5 million in commissions to dealers and an increase of $89.6 million in advertising and promotion expenses. The increase in commissions to dealers was primarily due to an increase in the volume of sales through dealers. The increase in advertising and promotion expenses related to increased overall marketing efforts and relatively higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues increased to 12.1% for the year ended December 31, 2005 from 11.9% for the year ended December 31, 2004.

MTS OJSC sales and marketing expenses for the year ended December 31, 2005 increased by 19.1% to $285.9 million from $240.1 million for the year ended December 31, 2004. Sales and marketing expenses as a percentage of segment revenues increased to 12.1% for the year ended December 31, 2005 from 11.3% for the year ended December 31, 2004. MTS OJSC has traditionally incurred consolidated costs of national TV advertising campaigns, which have experienced significant inflation in the last few years. MTS does not allocate a portion of these advertising costs to Telecom XXI, Kuban-GSM and other regions segments even though sales in these regions benefit from this national advertising.

UMC sales and marketing expenses for the year ended December 31, 2005 were $129.7 million, or 10.8% of segment revenues, and $79.4 million, or 9.5% of segment revenues, for the year ended December 31, 2004. Absolute growth in these expenses for the year ended December 31, 2005 occurred mainly as the result of overall growth in UMC’s activity. The increase in sales and marketing expenses as a percentage of segment revenues was caused by an increase in advertising and promotion expenses from 3.6% to 4.8% of segment revenues due to extensive advertising campaigns organized in 2005. Dealers’ commissions remained at 6.0% of segment revenues for the years ended December 31, 2005 and 2004.

Telecom XXI sales and marketing expenses for the year ended December 31, 2005 decreased by 6.2% to $39.6 million from $42.2 million for the year ended December 31, 2004, as a result of a decrease in dealers’ commissions by $7.0 million. Sales and marketing expenses as a percentage of segment revenues decreased to 10.3% for the year ended December 31, 2005 from 14.2% for the year ended December 31, 2004. The main reason for this decrease was a decrease in dealer commission rates in 2005.

Kuban-GSM sales and marketing expenses for the year ended December 31, 2005 increased by 48.0% to $33.3 million, or 12.3% of segment revenues, from $22.5 million, or 10.0% of segment revenues, for the year ended December 31, 2004, as a result of an increase in dealers’ commissions as a percentage of segment revenues to 10.5% for the year ended December 31, 2005 from 8.7% for the same period in 2004 due to a general increase in sales volume through dealers.

Other regions sales and marketing expenses for the year ended December 31, 2005 increased by 51.8% to $131.0 million from $86.3 million for the year ended December 31, 2004, as a result of our expansion of regional operations and the effect of acquisitions related thereto. The main reasons for this increase were the growth in advertising expenses (in order to promote our services in the regions and continue our regional expansion) and dealers’ commissions caused by increases in our subscriber base. Sales and marketing expenses as a percentage of segment revenues remained stable at 10.7% and 10.8% for the years ended December 31, 2005 and 2004.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2005 increased by 34.2% to $907.1 million from $675.7 million for the year ended December 31, 2004. Depreciation and amortization expenses as a percentage of net revenues increased to 18.1% for the year ended

December 31, 2005 from 17.4% for the year ended December 31, 2004. The increase was attributable to an increased asset base resulting from the continuing expansion of our network and acquisition of regional operators in and outside Russia.

MTS OJSC depreciation and amortization for the year ended December 31, 2005 increased by 30.8% to $331.6 million from $253.5 million for the year ended December 31, 2004, and increased as a percentage of segment revenues to 14.0% for the year ended December 31, 2005 from 11.9% for the year ended December 31, 2004 mainly due to the continued buildout of our network in the regions and significant investments in our intangible assets due to the implementation of a new billing system and the accelerated amortization of the previous one.

UMC depreciation and amortization for the year ended December 31, 2005 was $153.8 million, or 12.8% of segment revenues, and $124.9 million, or 15.0% of segment revenues, for the year ended December 31, 2004. Absolute growth in depreciation and amortization expense was mainly due to the continued buildout of UMC’s network in Ukraine. The decrease in depreciation and amortization expense as a percentage of segment revenues was mainly due to the effect of economies of scale.

Telecom XXI depreciation and amortization for the year ended December 31, 2005 increased by 50.3% to $86.1 million from $57.3 million for the year ended December 31, 2004 and increased as a percentage of segment revenues to 22.5% from 19.3%. This increase was mainly the result of significant investments in our network and the implementation of a new billing system that caused additional amortization charges, as well as the accelerated amortization of the previous billing system.

Kuban-GSM depreciation and amortization remained stable at $67.9 million and $68.1 million for the years ended December 31, 2005 and 2004, respectively, and decreased as a percentage of segment revenues to 25.1% from 30.2% due to the economies of scale effect and the intra-group transfer of property, plant and equipment.

Other regions depreciation and amortization for the year ended December 31, 2005 increased by 55.4% to $272.2 million from $175.2 million for the year ended December 31, 2004 and increased as a percentage of segment revenues to 22.3% from 22.0%. The increase in the depreciation and amortization expense was driven primarily by three factors: the continued buildout of our network in the regions, implementation of a new billing system and assets acquired through acquisitions.

Operating Income

Consolidated operating income for the year ended December 31, 2005 increased by 15.0% to $1,632.0 million, including $431.3 million of UMC’s results after intercompany elimination, for the year ending December 31, 2005, from $1,419.1 million for the year ended December 31, 2004, of which $317.9 million was contributed by UMC. Operating income as a percentage of net revenues decreased to 32.6% for the year ended December 31, 2005 compared to 36.5% for the year ended December 31, 2004, mainly due to the following factors: increased interconnection and line rental expenses, additional depreciation and amortization expenses discussed above and a levy imposed in connection with the “universal services reserve fund” established in accordance with the Federal Law on Communications commencing in May 2005.

MTS OJSC operating income for the year ended December 31, 2005 decreased by 7.6% to $672.7 million from $728.1 million for the year ended December 31, 2004 and decreased as a percentage of segment revenues at 28.5% for the year ended December 31, 2005, as compared to 34.2% for the year ended December 31, 2004. This decrease was mainly caused by increased salaries and related social contributions, increased advertising and depreciation and amortization expenses.

UMC operating income for the year ended December 31, 2005 was $431.3 million, or 35.9% of segment revenues, and $317.9 million, or 38.2% of segment revenues, for the year ended December 31, 2004. Absolute growth in operating income was primarily the result of overall growth in UMC’s subscriber base and the continued buildout of its network. A decrease in operating income as a percentage of segment revenues occurred mainly due to increased interconnection and line rental expenses, as well as an increase in advertising and marketing expenses.

Telecom XXI operating income for the year ended December 31, 2005 increased by 25.2% to $131.3 million, or 34.3% of segment revenues, from $104.9 million, or 35.3% of segment revenues, for the year ended December 31, 2004. The main reasons for the decrease in operating income as a percentage of segment revenues were an increase in interconnection and line rental costs, growth in depreciation expense incurred and charges imposed in connection with the “universal services reserve fund,” which were partially offset by a decrease in dealers’ commissions.

Kuban-GSM operating income for the year ended December 31, 2005 increased to $99.9 million, or 37.0% of segment revenues, from $74.6 million, or 33.1% of segment revenues, for the year ended December 31, 2004. The main reason for the increase of operating income as a percentage of segment revenues was due to the decrease in repair and maintenance expenses in 2005, as compared to 2004.

Other regions operating income for the year ended December 31, 2005 increased by 53.4% in the aggregate to $302.5 million from $198.4 million for the year ended December 31, 2004 due to an overall increase in operations and the effect of acquisitions. The other regions operating income, however, remained stable at 24.9% for the years ended December 31, 2005 and 2004.

Currency exchange and transaction gain

Consolidated currency exchange and transaction gain for the year ended December 31, 2005 was $10.3 million, compared to $6.5 million for the year ended December 31, 2004. We conduct our operations primarily within the Russian Federation, Ukraine, Uzbekistan and Turkmenistan. We are subject to currency fluctuations, including U.S. dollar versus ruble/hryvnia/som/manat and U.S. dollar versus euro. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Continued or increased limitations on the conversion of rubles to foreign currency in Russia could increase our costs when making payments in foreign currency to suppliers and creditors and could cause us to default on our obligations to them,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Interest expense

Consolidated interest expense for the year ended December 31, 2005 increased by 22.7% to $132.5 million from $108.0 million for the year ended December 31, 2004, primarily as the result of additional interest expense incurred in conjunction with additional debt assumed in 2005.

Equity in net income of associates

Consolidated equity in net income of associates for the year ended December 31, 2005 increased to a gain of $42.4 million, compared to a gain of $24.1 million for the year ended December 31, 2004 primarily due to the increase in net income of associates and the significant growth in profit of MTS Belarus.

Other expenses (income), net

Consolidated other expenses (income) for the year ended December 31, 2005 decreased to a loss of $13.2 million, as compared to a gain of $9.3 million for the year ended December 31, 2004. The main reason for this change relates to the conversion losses in BCTI in the amount of $6.7 million for the year ended December 31, 2005 and an Uzdunrobita put/call option fair value accounting of a $5.2 million gain in the year ended December 31, 2004.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2005 increased by 15.8% to $410.6 million from $354.7 million for the year ended December 31, 2004. The effective tax rate increased to 26.3% in the year ended December 31, 2005 from 25.8% in the year ended December 31 2004 mainly as a result of an increase in foreign currency exchange gains taxable for purposes of our statutory accounts and an increase in our non-deductible expenses.

Minority interest

Minority interest for the year ended December 31, 2005 decreased by $3.4 million to $26.9 million from $30.3 million for the year ended December 31, 2004 as a result of purchases of additional stakes from minority shareholders in regional companies, the major ones being ReCom, Telesot Alania, Uraltel and Sibintertelecom.

Net income

Net income for the year ended December 31, 2005 increased by $138.5 million, or 14.0%, to $1,126.4 million, compared to $987.9 million for the year ended December 31, 2004, due to overall growth in our operations and the factors discussed above. Net income as a percentage of revenues was 22.5% in the year ended December 31, 2005 and 25.4% in the year ended December 31, 2004. The main reason for the decrease in net income as a percentage of revenues was the relative increase as a percentage of revenues in costs of services and depreciation expenses.

In accordance with certain provisions of the license agreement with the government of Turkmenistan, we share net profit derived from the operations of the BCTI branch located in Turkmenistan. The amount of shared net profit is calculated based on the financial statements prepared in accordance with local GAAP subject to certain adjustments. We shared 49% of the net profit since the date of acquisition through December 21, 2005, and 20% of the net profit commencing December 21, 2005.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Revenues and cost of services and cost of handsets and accessories

Consolidated revenues for the year ended December 31, 2004 increased by $1,340.8 million, or 52.7%, to $3,887.0 million from $2,546.2 million for the year ended December 31, 2003. This increase was primarily due to the significant growth in our subscriber base from 16.72 million as of December 31, 2003 to 34.22 million as of December 31, 2004. As of December 31, 2003, UMC had 3.35 million subscribers, which grew to 7.37 million subscribers as of December 31, 2004. A portion of the growth in the subscriber base was due to acquisitions during the year ended December 31, 2004, including the two most significant acquisitions of Uzdunrobita with 0.31 million subscribers and Primtelefon with 0.2 million subscribers. The growth was also attributable to our sales and marketing efforts and the expansion of our network, as well as improving general economic conditions and income levels in Russia and Ukraine. The increase in revenues from subscriber growth was partially offset by a decrease in tariffs in the Moscow and other highly competitive license areas, an increase of mass-market subscribers in our subscriber mix and our continued expansion into the regions of Russia outside of the Moscow license area where tariffs are lower. As a result, average monthly service revenue per subscriber in Russia decreased by 29.4% from $17 per subscriber for the year ended December 31, 2003 to $12 for the year ended December 31, 2004.

For the year ended December 31, 2004, service revenues and connection fees increased by $1,335.2 million, or 54.2%, to $3,800.3 million compared to $2,465.1 million for the year ended December 31, 2003 due to the growth in the number of our subscribers, as explained above. Revenues from the sales of handsets and accessories increased by $5.6 million, or 6.9%, for the year ended December 31, 2004 compared to the year ended December 31, 2003, due to growth in handsets sale activity. This growth was partially offset by a decline in the average selling price of handsets.

Consolidated cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 47.6% to $699.7 million from $474.2 million for the year ended December 31, 2003. The increase in costs was primarily attributable to subscriber growth and related growth in traffic related expenses and cost of handsets and accessories sold. For the year ended December 31, 2004, interconnection and line rental expenses grew to $352.6 million from $187.3 million for the year ended December 31, 2003 and roaming expenses grew to $128.5 million from $113.8 million, respectively. For the year ended December 31, 2004, cost of handsets and accessories sold, including SIM cards provided to customers, grew to $218.6 million from $173.1 million for the year ended December 31, 2003.

Consolidated gross margin was $3,187.3 million, or 82.0% of consolidated revenues for the year ended December 31, 2004, compared to $2,072.0 million, or 81.4% of consolidated revenues for the year ended December 31, 2003. This slight increase in our consolidated gross margin percentage is due to lower interconnection and line rental charges payable to other operators for access to their networks relative to our increasing revenues because, as we have expanded our network, more calls are placed and completed solely within our network, thereby avoiding the need to pay such charges to other operators while still fully earning the related revenues from such calls. We also believe that this increase can be explained, in part, by lower costs of leasing telecommunication lines relative to our increasing revenues as we buildout our own fiber-optics network in our license areas.

MTS OJSC revenues for the year ended December 31, 2004 increased by 44.7% to $2,129.5 million from $1,471.2 million for the year ended December 31, 2003. Our subscriber base in the MTS OJSC license areas increased by 106.2% from 6.5 million as of December 31, 2003 to 13.4 million as of December 31, 2004. The effect on revenues of the increase in our subscriber base was partially offset by a decrease in the average selling prices of handsets and accessories, a decrease in tariffs in the Moscow license area and an increase of mass-market subscribers share in our subscriber mix.

MTS OJSC cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 85.7% to $585.1 million from $315.0 million for the year ended December 31, 2003. The growth occurred as a result of $45.6 million and $172.7 million increases in roaming expenses and cost of handsets and accessories, respectively. This was primarily driven by an increase in the number of subscribers and related growth in roaming traffic and cost of handsets and accessories sold (including SIM cards). Roaming expenses increased to $172.3 million, or 8.1% of segment revenues, for the year ended December 31, 2004 from $126.7 million, or 8.6% of segment revenues, for the year ended December 31, 2003. Cost of handsets and accessories increased to $274.9 million, or 12.9% of segment revenues, for the year ended December 31, 2004 from $102.2 million, or 6.9% of segment revenues, for the year ended December 31, 2003.

MTS OJSC gross margin increased by 33.6% to $1,544.4 million in the year ended December 31, 2004 from $1,156.2 million in the year ended December 31, 2003. MTS OJSC’s gross margin percentage decreased to 72.5% in the year ended December 31, 2004 from 78.6% in the year ended December 31, 2003. The main reason for the decrease in the gross margin by 6.1% was the significant growth in sales of equipment and handsets from MTS OJSC to subsidiaries. MTS OJSC charges minimal mark-up, ranging from 3% to 10%, on these sales. The effect of these transactions is eliminated in the consolidated financial statements.

UMC revenues for the year ended December 31, 2004 were $832.3 million, while for the year ended December 31, 2003, $394.0 million of UMC’s revenues were consolidated (representing revenues from the date of our acquisition of UMC in March 2003 to December 31, 2003). Growth in sales revenues occurred mainly due to an increase in UMC’s subscriber base from 3.4 million as of December 31, 2003 to 7.4 million as of December 31, 2004.

UMC cost of services and cost of handsets and accessories for the year ended December 31, 2004 and for the period from March 1, 2003 to December 31, 2003 were $221.2 million and $95.0 million, respectively. The growth occurred primarily due to an increase of $84.0 million in interconnection and line rental expenses and a $33.9 million increase in cost of handsets and accessories. Interconnection and line rental expenses increased to $112.8 million, or 13.6% of segment revenues, in the year ended December 31, 2004 from $28.8 million, or 7.3% of segment revenues, in the year ended December 31, 2003 mainly due to an increase in the number of base stations in use and overall growth in traffic on the network. Cost of handsets and accessories increased to $87.6 million, or 10.5% of segment revenues, in the year ended December 31, 2004 from $53.8 million, or 13.7% of segment revenues, in the year ended December 31, 2003 mainly due to growth in sales of handsets and accessories and an increase in cost for SIM cards used by new subscribers.

UMC gross margin for the year ended December 31, 2004 grew to $611.1 million from $299.0 million for the period from March 1, 2003 to December 31, 2003. As a percentage of total revenues, gross margin decreased to 73.4% in the year ended December 31, 2004, from 75.9% in the same period in 2003. This decrease in gross margin was mainly due to the introduction in September 2003 of the CPP scheme. Under this scheme, starting from September 2003, UMC pays termination fees to other mobile operators for calls initiated by its subscribers. During the year ended December 31, 2004, this scheme had a full effect on financial results, while during the same period in 2003, only the months of September through December were included.

Telecom XXI revenues for the year ended December 31, 2004 increased by 41.2% to $297.2 million from $210.5 million for the year ended December 31, 2003. Our subscriber base in the Telecom XXI license areas increased by 58.8% from 1.7 million as of December 31, 2003 to 2.7 million as of December 31, 2004. The growth in subscribers in percentage terms is higher than the growth in revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This trend is typical when we seek to expand our subscriber base in a competitive environment.

Telecom XXI cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 40.8% to $46.9 million from $33.3 million for the year ended December 31, 2003. This was primarily due to a $6.4 million increase in roaming expenses. Interconnection and line rental expenses increased to $15.2 million, or 5.1% of segment revenues, in the year ended December 31, 2004 from $14.0 million, or 6.7% of segment revenues, in the year ended December 31, 2003 mainly due to an increase of the number of base stations in use and overall growth in traffic on the network. Roaming expenses increased to $18.9 million, or 6.4% of segment revenues, for the year ended December 31, 2004 from $12.5 million, or 5.9% of segment revenues, for the year ended December 31, 2003 mainly due to subscriber growth and related traffic expenses.

Telecom XXI gross margin increased by 41.3% to $250.3 million in the year ended December 31, 2004 from $177.2 million in the year ended December 31, 2003. Telecom XXI gross margin percentage remained stable at 84.2% during the year ended December 31, 2004, as compared to the 84.2% during year ended December 31, 2003.

Kuban-GSM revenues for the year ended December 31, 2004 increased by 33.8% to $225.4 million from $168.4 million for the year ended December 31, 2003. Our subscriber base in the Kuban-GSM license area increased by 78.6% from 1.4 million as of December 31, 2003 to 2.5 million as of December 31, 2004. The growth in subscribers in percentage terms is higher than the growth in revenues mainly because the newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This trend is typical when expanding s subscriber base in a competitive environment.

Kuban-GSM cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 10.0% to $23.0 million from $20.9 million for the year ended December 31, 2003. This was primarily due to a $4.4 million increase in interconnection and line rental expenses to $14.2 million, or 6.3% of segment revenues, in the year ended December 31, 2004 from $9.8 million, or 5.8% of segment revenues, in the year ended December 31, 2003. This increase is mainly due to an increase in the number of base stations in use and overall growth in traffic on the network.

Kuban-GSM gross margin increased by 37.2% to $202.4 million in the year ended December 31, 2004 from $147.5 million in the year ended December 31, 2003. Kuban-GSM’s gross margin percentage increased to 89.8% in the year ended December 31, 2004 from 87.6% in the year ended December 31, 2003 primarily as the result of continued expansion of the network in 2004 and the related economies of scale effect.

Other regions revenues for the year ended December 31, 2004 increased by 84.0% to $796.3 million from $432.8 million for the year ended December 31, 2003. Our subscriber base in these regions increased by 107.9% from 3.8 million as of December 31, 2003 to 7.9 million as of December 31, 2004, which is the result of our expansion into the regions both through organic growth and acquisitions. As of December 31, 2004, we had commenced commercial operations in 77 regions of Russia, compared to 60 as of December 31, 2003. The growth in subscribers in percentage terms is higher than revenue growth mainly due to the fact that newly acquired subscribers have lower average monthly service revenue per subscriber compared to subscribers already connected to our network. This is a usual trend for expanding subscribers’ base in the competitive environment.

Other regions cost of services and cost of handsets and accessories for the year ended December 31, 2004 increased by 56.9% to $189.7 million from $120.9 million for the year ended December 31, 2003. The growth occurred primarily due to a $37.1 million increase in interconnection and line rental expenses and a $27.6 million increase in cost of handsets and accessories. Interconnection and line rental expenses increased to $76.6 million, or 9.6% of segment revenues, in the year ended December 31, 2004 from $39.5 million, or 9.1% of segment revenues, in the year ended December 31, 2003 mainly due to an increase in the number of base stations in use and overall growth in traffic on the network. Cost of handsets and accessories increased to $63.6 million, or 8.0% of segment revenues, in the year ended December 31, 2004 from $36.0 million, or 8.3% of segment revenues, in the year ended December 31, 2003 mainly due to a growth in sales of handsets and accessories and an increase in cost for SIM cards used by new subscribers.

Other regions gross margin increased by $294.7 million, or 94.5%, from $311.9 million in the year ended December 31, 2003 to $606.6 million in the year ended December 31, 2004, primarily due to the increase in the number of subscribers. Our gross margin percentage for the other regions segment increased to 76.2% in the year ended December 31, 2004 from 72.1% in the year ended December 31, 2003, which can be explained by the same factors discussed above with respect to the increase in the consolidated gross margin.

Sundry operating expenses

Consolidated sundry operating expenses for the year ended December 31, 2004 increased by 55.3% to $631.5 million from $406.7 million for the year ended December 31, 2003. The increase in sundry operating expenses was largely attributable to a general increase in expenses caused by subscriber growth and the consolidation of a full year of UMC’s operations, which together contributed $88.9 million to consolidated sundry operating expenses for the year ended December 31, 2004 after intercompany elimination. For the year ended December 31, 2003, only 10 months of UMC’s operations were consolidated, contributing $50.2 million to sundry operating expenses in that period. In the year ended December 31, 2004, salary expenses and related social contributions increased by $100.2 million due to an increase in personnel. In addition, network repair and maintenance expenses increased by $42.1 million in the year ended December 31, 2004 due to the expansion and aging of our network, as compared to the same period in 2003. Generally, sundry operating expenses as a percentage of net revenues slightly increased to 16.2% for the year ended December 31, 2004 from 16.0% in the year ended December 31, 2003.

MTS OJSC sundry operating expenses for the year ended December 31, 2004 increased by 35.7% to $327.1 million from $241.1 million for the year ended December 31, 2003. The major reason for this growth was an increase in salaries, bonuses and related social contributions for additional personnel of

$56.5 million. Sundry operating expenses as a percentage of segment revenues decreased to 15.4% for the year ended December 31, 2004 from 16.4% for the year ended December 31, 2003. This decrease was mainly attributable to economies of scale with respect to an increase in our overall volume of operations and a reduction in the bad debt provision expense from $28.6 million for 2003, or 1.9% of segment revenues, to $12.4 million for 2004, or 0.6% of segment revenues. The higher expense in 2003 was related to the dealer and subscriber fraud discovered in March 2003, as discussed above.

UMC sundry operating expenses for the year ended December 31, 2004 were $88.9 million, or 10.7% of segment revenues, while for the year ended December 31, 2003, these expenses were $50.2 million, or 12.7% of segment revenues. The increase in such expenses in absolute terms during 2004 was the result of an overall increase in UMC’s activity. The main reason for the decrease in sundry operating expenses as a percentage of segment revenues was the economies of scale we achieved related mainly to rent and maintenance expenses.

Telecom XXI sundry operating expenses for the year ended December 31, 2004 increased by 63.0% to $45.8 million from $28.1 million for the year ended December 31, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $4.9 million, repair and maintenance of $3.3 million and billing and processing expenses of $3.5 million. The increases were primarily the result of the general expansion of our network in the region. Sundry operating expenses as a percentage of segment revenues increased to 15.4% for the year ended December 31, 2004, as compared to 13.3% for the year ended December 31, 2003. The main reason for this increase was one-off repair expenses incurred during the year ended December 31, 2004.

Kuban-GSM sundry operating expenses for the year ended December 31, 2004 increased by 46.1% to $37.1 million from $25.4 million for the year ended December 31, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $3.6 million and repair and maintenance of $8.2 million. The increases were primarily the result of the general expansion of our network in the region. Sundry operating expenses as a percentage of segment revenues slightly increased to 16.5% for the year ended December 31, 2004, as compared to 15.1% for the year ended December 31, 2003.

Other regions sundry operating expenses for the year ended December 31, 2004 increased by 127.0% to $142.3 million from $62.7 million for the year ended December 31, 2003. The most significant increases were in the areas of salaries and related social contributions for additional personnel of $27.3 million and administrative expenses of $11.4 million for additional offices and expanded operations. Sundry operating expenses as a percentage of segment revenues increased to 17.9% for the year ended December 31, 2004, as compared to 14.5% for the year ended December 31, 2003 mainly due to start-up expenses in connection with our continuing expansion into the regions.

Sales and marketing expenses

Consolidated sales and marketing expenses for the year ended December 31, 2004 increased by 41.1% to $461.0 million from $326.8 million for the year ended December 31, 2003. The increase in sales and marketing expenses was largely related to our strategy to develop our subscriber base through organic growth. The components of growth in sales and marketing expenses were an increase of $77.2 million in commissions to dealers and an increase of $57.0 million in advertising and promotion expenses. The increase in commissions to dealers was primarily due to an increase in the volume of sales through dealers. The increase in advertising and promotion expenses related to increased overall marketing efforts and relatively higher costs of television commercials. Sales and marketing expenses as a percentage of net revenues decreased to 11.9% for the year ended December 31, 2004 from 12.8% for the year ended December 31, 2003. The main reason for this decrease was the introduction in Russia of the new dealer commission scheme in 2004 described above, which resulted in a decrease in dealers’ commissions as a percentage of revenues from 8.8% to 7.8%.

MTS OJSC sales and marketing expenses for the year ended December 31, 2004 increased by 28.2% to $240.1 million from $187.3 million for the year ended December 31, 2003. Sales and marketing expenses as a percentage of segment revenues decreased to 11.3% for the year ended December 31, 2004 from 12.7% for the year ended December 31, 2003. MTS OJSC has traditionally incurred consolidated costs of national TV advertising campaigns, which have experienced significant inflation in the last few years. MTS does not allocate a portion of these advertising costs to Telecom XXI, Kuban-GSM and other regions segments even though sales in these regions benefit from this national advertising. The main reason for the decrease in sales and marketing expenses as a percentage of segment revenues was the introduction of the new dealer commission scheme in 2004, which resulted in a decrease in dealers’ commissions as a percentage of revenues from 8.5% to 6.9%.

UMC sales and marketing expenses for the year ended December 31, 2004 were $79.4 million, or 9.5% of segment revenues, while for the year ended December 31, 2003, these expenses were $50.8 million, or 12.9% of segment revenues. Absolute growth in these expenses for the year ended December 31, 2004 occurred due to overall growth in UMC’s activity. The decrease in sales and marketing expenses as a percentage of segment revenues was caused by two factors: a decrease in advertising and promotion expenses from 4.6% to 3.6% of segment revenues due to extensive advertising campaigns organized in the third quarter of 2003 related to the Jeans tariff launch and a decrease in dealers’ commissions from 8.3% to 5.9% of segment revenues due to a change in the commission scheme in December 2003 (commission is calculated based on revenue received from subscribers contracted by the dealer).

Telecom XXI sales and marketing expenses for the year ended December 31, 2004 increased by 33.5% to $42.2 million from $31.6 million for the year ended December 31, 2003, as a result of the expansion of the operations into regions other than St. Petersburg and an increase in dealers’ commissions due to general growth in sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues decreased to 14.2% for the year ended December 31, 2004 from 15.0% for the year ended December 31, 2003. The main reason for this decrease was a decrease of dealers’ commissions as a percentage of segment revenues from 11.5% to 11.0% for the year ended December 31, 2003 and 2004, respectively, which was primarily due to the introduction in the third quarter of 2003 of our Jeans tariff in the region, which became popular and has lower commission fees than our contract tariff plans.

Kuban-GSM sales and marketing expenses for the year ended December 31, 2004 increased by 48.0% to $22.5 million from $15.2 million for the year ended December 31, 2003, as a result of an increase in dealers’ commissions due to a general increase in sales volume through dealers. Sales and marketing expenses as a percentage of segment revenues increased to 10.0% for the year ended December 31, 2004 from 9.0% for the year ended December 31, 2003. The main reason for this growth was an increase of dealers’ commissions as a percentage of segment revenues to 8.7% for the year ended December 31, 2004 from 8.0% for the year ended December 31, 2003.

Other regions sales and marketing expenses for the year ended December 31, 2004 increased by 98.8% to $86.3 million from $43.4 million for the year ended December 31, 2003, as a result of our expansion of the regional operations. Sales and marketing expenses as a percentage of segment revenues increased to 10.8% for the year ended December 31, 2004 from 10.0% for the year ended December 31, 2003. The main reasons for this increase were the growth in advertising expenses (in order to promote our services in the regions and continue our regional expansion) and dealers’ commissions caused by increases in our subscriber base.

Depreciation and amortization expenses

Consolidated depreciation and amortization of property, network equipment, telephone numbering capacity, license costs and other intangible assets for the year ended December 31, 2004 increased by 62.5% to $675.7 million from $415.9 million for the year ended December 31, 2003. Depreciation and amortization expenses as a percentage of net revenues slightly increased to 17.4% for the year ended December 31, 2004 from 16.3% for the year ended December 31, 2003. This increase was mainly due to a change of accounting policy with respect to the depreciation period for the cost of leasehold improvements related to base station sites that went into effect in 2004. The depreciation period was accelerated and as a result, an additional depreciation expense of approximately $27.7 million was recognized in 2004, but not in prior periods.

MTS OJSC depreciation and amortization for the year ended December 31, 2004 increased by 26.8% to $253.5 million from $199.9 million for the year ended December 31, 2003, but declined as a percentage of segment revenues to 11.9% for the year ended December 31, 2004 from 13.6% for the year ended December 31, 2003 mainly due to expansion of our subscriber base in our existing network, which was partially offset by the effect of accelerated depreciation.

UMC depreciation and amortization for the year ended December 31, 2004 was $124.9 million, or 15.0% of segment revenues, while for the year ended December 31, 2003 depreciation and amortization was $66.4 million, or 16.9% of segment revenues. Absolute growth in depreciation and amortization expense was mainly due to the continued buildout of UMC’s network in Ukraine. The decrease in depreciation and amortization expense as a percentage of segment revenues was mainly due to the effect of economies of scale, which was partly offset by the effect of accelerated depreciation.

Telecom XXI depreciation and amortization for the year ended December 31, 2004 increased by 55.7% to $57.3 million from $36.8 million for the year ended December 31, 2003 and slightly increased as a percentage of segment revenues to 19.3% from 17.5%. This increase was mainly the result of the acceleration of the depreciation period for leasehold improvements on the base station sites.

Kuban-GSM depreciation and amortization for the year ended December 31, 2004 increased by 110.8% to $68.1 million from $32.3 million for the year ended December 31, 2003 and increased as a percentage of segment revenues to 30.2% from 19.2% mainly due to significant investments in our network and an additional depreciation expense recognized in 2004 for leasehold improvements.

Other regions depreciation and amortization for the year ended December 31, 2004 increased by 113.1% to $175.2 million from $82.2 million for the year ended December 31, 2003 and increased as a percentage of segment revenues to 22.0% from 19.0%. The increase in the depreciation and amortization expense was driven primarily by two factors: the continued buildout of our network in the regions and assets acquired through acquisitions.

Operating Income

Consolidated operating income for the year ended December 31, 2004 increased by 53.8% to $1,419.1 million, including $317.9 million of UMC’s results after intercompany elimination for the year ending December 31, 2004 from $922.6 million for the year ended December 31, 2003, of which $131.7 million was contributed by UMC. Operating income as a percentage of net revenues was relatively stable at 36.5% for the year ended December 31, 2004 and 36.2% for the year ended December 31, 2003.

MTS OJSC operating income for the year ended December 31, 2004 increased by 37.9% to $728.1 million from $527.8 million for the year ended December 31, 2003 and remained relatively stable as a percentage of segment revenues at 34.2% for the year ended December 31, 2004, as compared to 35.9% for the year ended December 31, 2003.

UMC operating income for the year ended December 31, 2004 was $317.9 million, or 38.2% of segment revenues, while for the year ended December 31, 2003 operating income was $131.7 million, or 33.4% of segment revenues. Absolute growth in operating income primarily was the result of the overall growth in UMC’s subscriber base and the continued buildout of its network. In addition, for the year ended December 31, 2003, only 10 months of UMC’s operations were consolidated into our results, as we did not acquire a controlling stake in UMC until March 2003. Growth in operating income as a percentage of segment revenues occurred mainly due to a decrease in expenses realized through economies of scale and the growth in UMC’s subscriber base.

Telecom XXI operating income for the year ended December 31, 2004 increased by 30.1% to $104.9 million, or 35.3% of segment revenues, from $80.6 million, or 38.3% of segment revenues, for the year ended December 31, 2003. The main reason for the decrease in operating income as a percentage of segment revenues was the additional depreciation expense incurred as a result of accelerated depreciation for leasehold improvements.

Kuban-GSM operating income for the year ended December 31, 2004 remained stable at $74.6 million, or 33.1% of segment revenues, and $74.6 million, or 44.3% of segment revenues, for the year ended December 31, 2003. The main reason for the decrease of operating income as a percentage of segment revenues was the additional depreciation expense incurred as a result of accelerated depreciation for leasehold improvements.

Other regions operating income for the year ended December 31, 2004 increased by 60.5% to $198.4 million, or 24.9% of segment revenues, from $123.6 million, or 28.6% of segment revenues, for the year ended December 31, 2003. The main reason for the decrease in operating income as a percentage of segment revenues was the additional depreciation expense incurred as a result of accelerated depreciation for leasehold improvements.

Currency exchange and transaction gain

Consolidated currency exchange and transaction gain for the year ended December 31, 2004 was $6.5 million, compared to $0.7 million for the year ended December 31, 2003. We conduct our operations primarily within the Russian Federation and Ukraine. We are subject to currency fluctuations, including U.S. dollar versus ruble/hryvnia and U.S. dollar versus euro. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Continued or increased limitations on the conversion of rubles to foreign currency in Russia could increase our costs when making payments in foreign currency to suppliers and creditors and could cause us to default on our obligations to them.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Interest expense

Consolidated interest expense for the year ended December 31, 2004 increased by 1.3% to $108.0 million from $106.6 million for the year ended December 31, 2003, primarily as the result of additional interest expense incurred in conjunction with our $300.0 million notes issued in August 2003 and $400.0 million notes issued in October 2003.

Other income

Consolidated other expenses (income) for the year ended December 31, 2004 increased to a gain of $33.5 million from a loss of $3.4 million incurred for the year ended December 31, 2003. The main reason for this change relates to the significant growth in profitability of MTS Belarus. During the year ended December 31, 2003, $1.5 million of MTS Belarus’ loss was included in our results, while for the year ended December 31, 2004, $23.2 million of income was included in our results.

Provision for income taxes

Consolidated provision for income taxes for the year ended December 31, 2004 increased by 46.3% to $354.7 million from $242.5 million for the year ended December 31, 2003. The effective tax rate decreased to 25.8% in the year ended December 31, 2004 from 29.2% in the year ended December 31 2003 mainly as a result of an increase in deductible foreign currency exchange losses for purposes of our statutory accounts and a decrease in the statutory tax rate in Ukraine from 30% in 2003 to 25% in 2004.

Minority interest

Minority interest for the year ended December 31, 2004 decreased by $41.4 million to $30.3 million from $71.7 million for the year ended December 31, 2003 as a result of purchases of additional stakes from minority shareholders in regional companies, the major ones being FECS-900, Uraltel, TAIF Telcom and SCS-900.

Net income

Net income for the year ended December 31, 2004 increased by $470.7 million, or 91.0%, to $987.9 million, compared to $517.2 million for the year ended December 31, 2003, due to overall growth in our operations and the factors discussed above. Net income as a percentage of revenues was 25.4% in the year ended December 31, 2004 and 20.3% in the year ended December 31, 2003. The main reasons for the increase in net income as a percentage of revenues were the relative decrease as a percentage of revenues in sales and marketing expenses and costs of services, handsets and accessories and an increase in the profitability of MTS Belarus.

Liquidity and Capital Resources

In July 2000, we completed our initial public offering of American Depositary Shares on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million. Since that time, we have accessed the international capital markets through the sale of unsecured notes six times in an aggregate principal amount of $1.8 billion. In July 2004, a syndicate of international banks made available to us an unsecured loan facility in an aggregate amount of $500.0 million, which is payable in three years. In September 2004, this syndicated loan facility was increased to $600.0 million, of which $460.0 million remained outstanding as of December 31, 2005 but was paid off in 2006. During 2005, we entered into a number of loan agreements for a total amount of $430.5 million in order to finance purchases of telecommunications equipment from Motorola, Ericsson, Alcatel and Siemens. In addition, in November 2005, we entered into a $150.0 million credit facility with ING Bank B.V., and, in December 2005, UMC entered into a loan facility agreement in the amount of $200.0 million. As of December 31, 2005, we had indebtedness of approximately $2,850.6 million, of which $5.7 million was capital lease obligations. See Note 11 to our audited consolidated financial statements for a description of our indebtedness. On April 21, 2006, we entered into a syndicated loan facility with several international financial institutions, including: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited. The facility allows us to borrow up to $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. We expect to use the proceeds for general corporate purposes, including acquisitions and refinancing of existing indebtedness.

Capital Requirements

We need capital to finance the following:

•       capital expenditures, consisting of purchases of property, plant and equipment and intangible assets;

•       acquisitions;

•       repayment of debt;

•       changes in working capital; and

•       general corporate activities, including dividends.

We anticipate that capital expenditures, acquisitions, repayment of long-term debt and dividends will represent the most significant uses of funds for several years to come.

Our cash outlays for capital expenditures in 2003, 2004 and 2005 were $958.8 million, $1,358.9 million and $2,181.3 million, respectively. We expect to continue to finance most of our capital expenditure needs through our operating cash flows, and to the extent required, to incur additional indebtedness through borrowings or additional capital raising activities. Historically, a significant portion of our capital expenditures have been related to the installation and buildout of our GSM network and expansion into new license areas. We expect that capital expenditures will remain a large portion of our cash outflows in connection with the continued installation and buildout of our network. We expect our capital expenditures in 2006 to be approximately $1,800 million. These investments are required to support the growth in our subscriber base (i.e., to improve network capacity) and to develop our network in the new regions for which we received licenses. Our actual capital expenditures may vary significantly from our estimates.

In addition to capital expenditures, we spent $667.2 million, $355.7 million and $178.9 million in 2003, 2004 and 2005, respectively, to acquire businesses. We may continue to expand our business through acquisitions. Our cash requirement relating to potential acquisitions can vary significantly based on market opportunities.

We expect to refinance our existing debt when it becomes due. Our outstanding notes are due between the years of 2008 and 2012, and our current debt comprises a $280.0 million syndicated loan, a $200.0 million loan facility owed by UMC and a $150.0 million bank loan entered into with ING Bank B.V. The syndicated loan facility agreement signed in April 2006 allows us to borrow up to $1,330.0 million and is available in two tranches. Under the first tranche, we have drawn a total amount of $630.0 million in May and June 2006. We expect to use the proceeds for general corporate purposes and refinancing our existing indebtedness.

Sistema, which controls 52.8% of our outstanding shares and consolidates our results in its financial statements, has a significant amount of outstanding debt and requires funds for debt service. These funds may come, in part, from dividends paid by its subsidiaries, including us. On June 30, 2003, our shareholders approved cash dividends totaling $111.4 million (including dividends on treasury shares of $0.4 million), which have been fully paid. On June 26, 2004, our shareholders approved cash dividends in the amount of $219.9 million (including dividends on treasury shares of $1.1 million), which have also been fully paid. On June 21, 2005, our shareholders approved cash dividends in the amount $402.6 million (including dividends on treasury shares of $1.5 million), which have also been fully paid. In June 2006, our shareholders approved annual cash dividends in the amount of $561.6 million (including dividends on treasury shares of $1.5 million) for the year 2005, payable in 2006. We generally intend to finance our dividend requirements through operating cash flows, and accordingly, our payment of dividends may make us more reliant on external sources of capital to finance our capital expenditures and acquisitions.

We expect that we will continue to incur certain expenditures and devote significant management resources in relation to our system of internal controls to ensure our compliance with Section 404 of the Sarbanes-Oxley Act of 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will have to divert significant moneys and resources, including senior management time, from our operating businesses, which could materially adversely affect our business, results of operations and prospects.”

In addition, we are in the process of implementing an enterprise resource planning system that will require additional expenditures and devotion of significant management resources.

Capital Resources

We plan to finance our capital requirements through a mix of operating cash flows and financing activities, as described above. Our major sources of cash have been cash provided by operations and the proceeds of our U.S. dollar-denominated notes issuances and loans. We expect that these sources will continue to be our principal sources of cash in the future.

The availability of financing is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, contractual restrictions and market conditions. We cannot assure you that we will be able to continue to obtain large amounts of financing in the future, through note offerings or otherwise.

At December 31, 2005, our indebtedness was comprised of the following:

Indebtedness	Currency	Annual interest rate (Actual rate at December 31, 2005)	Amount (in thousands)
9.75% notes due 2008	USD	9.75%	$400,000
8.38% notes due 2010	USD	8.38%	400,000
8.00% notes due 2012	USD	8.00%	399,052
Syndicated loan	USD	LIBOR+2.50% (7.20%)	460,000
Citibank N.A., ING Bank N.V. and Raiffeisen AG	USD	LIBOR+0.75%-2.25% (5.29%-6.79%)	200,000
HSBC Bank plc and ING BHF-Bank AG	USD	LIBOR+0.43% (5.13%)	171,816
ING Bank N.V.	USD	LIBOR+0.75% (5.14%)	150,000
Citibank International plc and ING Bank N.V.	USD	LIBOR+0.30% (5.00%)	111,009
EBRD	USD	LIBOR+3.10% (7.80%)	138,462
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	LIBOR+0.30% (5.00%)	92,826
ABN AMRO N.V.	USD/EUR	LIBOR+0.35% (5.05%) EURIBOR+0.35% (2.99%)	83,179
Barclays Bank plc	USD	LIBOR+0.13%-0.15% (4.83%-4.85%)	80,086
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	LIBOR+0.30% (5.00%)	63,338
ING BHF Bank and Commerzbank AG	EUR	EURIBOR+0.65% (3.29%)	43,168
ING Bank (Eurasia)	USD	LIBOR+2.25%-4.15% (6.79%-8.69%)	20,000
Commerzbank Belgium S.A./N.V.	USD	LIBOR+0.40% (5.10%)	13,314
HSBC	USD	LIBOR+2.75% (7.23%)	7,500
West LB	EUR	EURIBOR+2.00% (4.64%)	4,000
Nordea Bank Sweden	USD	LIBOR+0.40% (5.10%)	3,249
Ericsson	USD	LIBOR+4.00% (8.54%)	3,150
Other ruble-denominated debt	RUR	—	687
Total debt			$1,645,784
Less current portion			$765,881
Total long-term debt			$879,903

The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2005:

Amount
(in thousands)
Payments due in the year ended December 31,
2006	$765,881
2007	290,815
2008	510,693
2009	104,526
2010	498,359
Thereafter	674,562
$2,844,836

In addition, we had capital lease obligations in the amount of $5.7 million and $12.5 million as of December 31, 2005 and December 31, 2004, respectively. The terms of our material debt obligations and capital lease obligations are described in Notes 11 and 12, respectively, to our audited consolidated financial statements.

Our ability to incur further indebtedness is limited by the covenants in our outstanding notes, including a debt/cash flow incurrence test and restrictions on our ability to grant liens on our properties and to enter into sale and lease-back transactions. Our syndicated loan facility contains similar and other covenants, including debt/EBITDA and EBITDA/interest expense maintenance covenants. In addition, Sistema, which controls 52.8% of our outstanding shares and consolidates our results in its financial statements, is subject to various covenants in the indentures relating to its notes in the aggregate principal amount of $700 million, which impose restrictions on Sistema and its restricted subsidiaries, including us, with respect to, among others, incurrence of indebtedness and liens. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Financial Condition—Indentures relating to our notes and our controlling shareholder Sistema’s notes contain, and some of our loan agreements contain, restrictive covenants, which limit our ability to incur debt and to engage in various activities.”

A summary of our cash flows and cash outlays for capital expenditures and acquisitions of subsidiaries follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cash flows:
Net cash provided by operating activities	$965,984	$1,711,589	$1,797,380
Net cash used in investing activities	(1,910,087)	(1,543,201)	(2,452,117)
Net cash provided by financing activities	997,545	10,773	461,528
Net increase/(decrease) in cash	$55,715	$183,774	$(195,866)
Cash outlays for:
Capital expenditures(1)	$(958,771)	$(1,358,944)	$(2,181,347)
Acquisition of subsidiaries, net of cash acquired	$(667,206)	$(355,744)	$(178,917)

(1)                Includes acquisitions of property, plant and equipment and intangible assets.

For the year ended December 31, 2005, net cash provided by operating activities was $1,797.4 million, an increase of 5.0% from the year ended December 31, 2004. This increase was primarily attributable to a growth in net revenues due to an increase in our subscriber base.

Net cash used in investing activities in the year ended December 31, 2005, was $2,452.1 million, an increase of 58.9% from the year ended December 31, 2004. This increase is mainly the result of two factors: an increase in cash spent on the acquisition of property, plant and equipment and intangible assets from $1,358.9 million for the year ended December 31, 2004 to $2,181.3 million for the year ended December 31, 2005, and decreased net cash inflow from disposals of short-term investments in the amount of $171.9 million during the year ended December 31, 2005.

Net cash provided by financing activities in the year ended December 31, 2005, was $461.5 million. We paid dividends in the total amount of $407.2 million during the year ended December 31, 2005, which also included dividends paid to minority shareholders of certain of our subsidiaries. These outflows were offset by net proceeds from notes issuance in the amount of $398.9 million and $462.0 million in net cash inflow from new bank loans, which were partly offset by debt issuance costs and the repayment of existing debt.

For the year ended December 31, 2004, net cash provided by operating activities was $1,711.6 million, an increase of 77.2% from the year ended December 31, 2003. This increase was primarily attributable to a growth in net revenues from subscribers, which was caused by an increase in our subscriber base.

Net cash used in investing activities in the year ended December 31, 2004, was $1,543.2 million, a decrease of 19.2% from the year ended December 31, 2003. This decrease is the result of several factors, including a decrease in cash spent for the business acquisitions from $667.2 million in the year ended December 31, 2003, to $355.7 million in the year ended December 31, 2004, and net cash inflow resulting from disposals of short-term investments, i.e., matured bank deposits of $171.9 million during the year ended December 31, 2004. These factors were partially offset by an increase in cash spent on acquisition of property, plant and equipment and intangible assets from $958.8 million for the year ended December 31, 2003 to $1,358.9 million for 2004.

Net cash provided by financing activities in the year ended December 31, 2004, was $10.8 million. In May 2004, we retired $300.0 million in principal amount of our Floating Rate Notes due 2004 from the proceeds of a $200.0 million short-term bridge loan and our operating cash flows. We paid dividends in the total amount of $232.7 million during the year ended December 31, 2004, which also included dividends paid to minority shareholders of certain of our subsidiaries. These outflows were offset by net proceeds from the new loans, reduced by repayments of $857.1 million.

In 2003, net cash provided by operating activities was $966.0 million, an increase of 134.0% from the year ended December 31, 2002. The increase was primarily attributable to an increase in net revenues from subscribers, which was a result of an increase in our subscriber base.

Net cash used in investing activities in 2003 was $1,910.1 million, of which $958.8 million related to the purchase of property, plant and equipment and intangible assets; $330.6 million were used to acquire the 100.0% stake in UMC; $107.0 million were used to acquire the 47.3% stake in Kuban-GSM in order to obtain 100.0% control over it; $62.9 million were used to acquire 52.7% of the common shares and 50% of the preferred shares of TAIF Telcom; $47.0 million were used to acquire the 100.0% stake in Sibchallenge; and $188.7 million were used for other acquisitions of stakes in regional operators and advances to our affiliates, primarily to MTS Belarus. See “Item 4. Information on Our Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—Acquisitions” and “Item 4. Information on Our Company—A. History and Development—Expansion.” We financed our acquisitions of UMC, Kuban-GSM, TAIF Telcom and other regional operators primarily from the proceeds of $400 million of 9.75% notes due 2008 (issued in January 2003), $300 million of Floating Rate Notes due 2004 (issued in August 2003) and $400 million of 8.375% notes due 2010 (issued in October 2003).

Net cash provided by financing activities in 2003 was $997.5 million. Net proceeds from the notes offerings during 2003 were $1,087.4 million, which were used, in addition to the acquisitions listed above, for the purchase of network equipment and intangible assets and advances to affiliates. We paid dividends in the total amount of $110.9 million during 2003, which also included dividends paid to minority shareholders of certain of our subsidiaries.

Liquidity

As of December 31, 2005 and 2004, we had total cash and cash equivalents of $78.3 million ($52.9 million in rubles, $5.4 million in U.S. dollars, $4.5 million in Ukrainian hryvnias and $15.5 million in other currencies) and $274.2 million ($93.1 million in rubles, $152.5 million in U.S. dollars, $10.2 million in Ukrainian hryvnias and $18.4 million in other currencies), respectively. In addition, as of December 31, 2005, we had short-term investments of $28.1 million mostly in U.S. dollar-denominated instruments at the Moscow Bank of Reconstruction and Development (MBRD), a related party. As of December 31, 2005, we had unused availability under our credit facilities to draw another $153.6 million.

For details of external financing see Note 11 to our audited consolidated financial statements. For subsequent events related to our external financing, see Note 24 to our audited consolidated financial statements.

As of December 31, 2005, we had a working capital deficit of $631.6 million compared to a deficit of $189.0 million as of December 31, 2004. The increase in working capital deficit was primarily attributable to a $692.9 increase in current liabilities, including a $395.0 million increase in the current portion of our debt. An increase in current trade payables and accruals in the amount of $216.8 million was offset by increased prepaid expenses and inventories as of December 31, 2005.

As of December 31, 2004, we had a working capital deficit of $189.0 million compared to a deficit of $457.5 million as of December 31, 2003. The decrease in working capital deficit was primarily attributable to the growth in the balance of total current assets as of December 31, 2004, compared to December 31, 2003 by $200.5 million. This growth was primarily attributable to an increase in the trade receivables balance by $62.5 million and an increase in the VAT receivables balance by $62.9 million. Repayment of our $300 million floating rate notes in May 2004 and repayment of the $300 million 10.95% notes in December 2004, included in current liabilities as of December 31, 2003, was offset by a $117.1 million increase in subscriber prepayments and a $267.5 million increase in the current portion of our debt. As a result, the change in the current liabilities balance as of December 31, 2004 compared to the balance as of December 31, 2003 was not significant.

We expect to repay all long-term debts as they become due from our operating cash flows or through re-financings. We believe that our working capital together with our plans for external financing will provide us with sufficient funds for our present and future requirements.

Because most of our operating subsidiaries are incorporated in Russia, their ability to pay dividends to us is limited by provisions of Russian law. For example, Russian law requires that, among other things, dividends can only be paid in an amount not exceeding net profits as determined under Russian accounting standards, denominated in rubles, after certain deductions. In addition, dividends may only be paid if the value of the company’s net assets is not less than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company, if any, as determined under Russian accounting standards. Our net income for the years ended December 31, 2005, 2004 and 2003 that was distributable under Russian legislation amounted to $444.4 million, $527.9 million and $437.4 million, respectively.

Inflation

The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
2001	18.6%
2002	15.1%
2003	12.0%
2004	11.7%
2005	10.9%

The Ukrainian economy has been characterized by varying rates of inflation:

Year	Inflation rate
2001	6.1%
2002	(0.6)%
2003	8.2%
2004	12.3%
2005	10.3%

In most of the regions in which we operate, except for Ukraine (UMC), Turkmenistan (BCTI) and Krasnodar region (Kuban-GSM), we denominate our tariffs in units linked to the U.S. dollar. While a majority of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia and Ukraine. When, however, the rate of inflation exceeds the rate of devaluation, this results in real appreciation of the local currency versus the U.S. dollar, as was the case with the ruble in 2003. Moreover, in 2004 and 2005, the ruble appreciated in nominal terms against the U.S. dollar, which combined with the rate of inflation in Russia, resulted in a real appreciation of the ruble against the U.S. dollar. We would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. We intend to move to ruble-denominated tariffs and invoicing in the future and, to that end, we introduced a fixed exchange rate for converting U.S. dollar-denominated tariffs and charges into Russian rubles in 2006.

Credit Rating Discussion

Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our operating cash flows, total debt outstanding, commitments, interest requirements, liquidity needs and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry and our position within the industry. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently.

Our credit ratings as of the date of this document are as follows:

Rating Agency	Long-Term Debt Rating	Outlook/Watch
Moody’s(1)	Ba3	Stable
Standard & Poor’s(2)	BB-	Stable

(1)                Rated on December 10, 2001.

(2)                Rated on March 24, 2005.

None of our existing indebtedness has any triggers related to our credit ratings.

Critical Accounting Policies

Critical accounting policies are those policies that require the application of management’s most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to our audited consolidated financial statements.

Revenue Recognition

Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

We categorize the revenue sources in the statements of operations as follows:

•       Service revenue and connection fees: (a) subscription fees, (b) usage fees, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing our network, (e) connection fees and (f) prepaid phone cards;

•       Sales of handsets and accessories.

We defer initial connection fees paid by subscribers from the time of the initial signing of the contract with a subscriber and activation of value-added services over the estimated average subscriber life in our network. We periodically evaluate actual churn of our subscribers and adjust our estimates of average subscriber lives accordingly. For example, effective January 1, 2004, we have changed our estimates of average subscriber lives which increased our income for the year ended December 31, 2004 by $8.5 million. The effect of the change in our estimates of average subscriber lives was not material in 2005. If we change our estimates of the average subscribers life in the future, the amounts of connection fees and amortization of the acquired customer base we recognize in income would change accordingly.

Management estimates

The preparation of our audited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Examples of significant estimates include the provision for doubtful accounts and valuation allowance on deferred tax assets.

License Costs

We capitalize the cost of licenses acquired in business combinations and directly from the government. As the telecommunications industries in Russia, Ukraine, Uzbekistan and Turkmenistan do not have sufficient experience with renewal of licenses or extensions of license terms, we amortize each license on a straight-line basis over the term of the license commencing from the date such license area becomes commercially operational. We review these licenses and their remaining useful life and, if necessary, revise the useful lives based on our actual utilization. The estimated useful lives of licenses may vary depending on market or regulatory conditions, and any revision to the estimated useful lives may result in a cost write off or an increase in amortization costs.

A number of our current licenses provide for payments to be made to finance telecommunications infrastructure improvements, which in the aggregate could total approximately $18.1 million, as of December 31, 2005. According to the terms of licenses, such contributions are to be made during the license period upon the decision and as defined by the Board of Directors of the Association of GSM-900 Operators. The Association is a nongovernmental, not-for-profit association, and their Board of Directors comprises representatives of the major cellular communications companies, including us. The Association has not adopted any procedures for collecting such payments, nor have such procedures been established by Russian legislation. To date, we have not made any payments pursuant to any of the current operating licenses issued to us and our consolidated subsidiaries. Further, our management believes that we will not be required to make any such payments in the future. In relation to these uncertainties, we have not recorded a contingent liability in the accompanying audited consolidated financial statements.

Useful Lives of Property Plant and Equipment

We calculate depreciation expense for property, plant and equipment on a straight-line basis over their estimated useful lives. We establish useful lives for each category of property, plant and equipment based on our assessment of the use of the assets and anticipated technology evolution. We review and revise if appropriate the assumptions used in the determination of useful lives of property, plant and equipment at least on an annual basis.

As a result of recent financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC regarding the interpretation of longstanding lease accounting principles, we have corrected our accounting practices for leasehold improvements in the fourth quarter of 2004. The primary effect of this accounting correction was to accelerate to earlier periods depreciation expenses with respect to certain components of previously capitalized leasehold improvements.

Impairment of Long-lived Assets

We periodically evaluate the recoverability of the carrying amount of our long-lived assets in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, we compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, we record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets.

Translation Methodology

We use the U.S. dollar as the functional currency for us and most of our subsidiaries because the majority of our and their revenues, costs, property, plant and equipment and intangible assets purchases and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan, Turkmenistan and Belarus maintains its records and prepares its financial statements in the local currency, either the Russian ruble, the Ukrainian hryvnia, the Uzbek som, Turkmenian manat or the Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52 “Foreign Currency Translation.”

For our subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period-end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains in our consolidated statements of operations.

For UMC and Kuban-GSM, where the functional currency is the local currency, the Ukrainian hryvnia and the Russian ruble, respectively, all year-end balance sheet items have been translated into U.S. dollars at the period-end exchange rate. Revenues and expenses have been translated at the period-average exchange rate. In addition, a “new cost basis” for all non-monetary assets of Kuban-GSM has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. A cumulative translation adjustment, related to the translation of UMC and Kuban-GSM, in the amount of $47.9 million was reported as accumulated other comprehensive income in our audited consolidated balance sheet as of December 31, 2005.

Taxation

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection.

We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. See Note 22 to our audited consolidated financial statements.

We recognize deferred tax assets and liabilities for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. We record valuation allowances for deferred tax assets when it is likely that these assets will not be realized.

New Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity, in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. Interpretation No. 47 is effective beginning January 1, 2006. We are currently assessing the impact of Interpretation No. 47 on our consolidated financial position and results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) “Share-Based Payment” (SFAS No. 123R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. In April 2005, the SEC announced that it would provide a phased-in implementation process for SFAS No. 123R. As a result of this phased-in process, the provisions of SFAS No. 123R must be adopted by most public entities no later than the beginning of the first fiscal year commencing after June 15, 2005. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Effective for the fiscal year beginning January 1, 2006, we will adopt the provisions of SFAS No. 123R using a modified version of the prospective application. Under this transition method, compensation cost will be recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant date fair value of those awards previously calculated under SFAS No. 148 for pro forma disclosures. The adoption of SFAS No. 123R does not have a material impact on our consolidated financial position or results of operations.

In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, “Share Based Payment” (SAB 107). SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. We adopt SAB 107 concurrently with the adoption of SFAS 123(R) effective from January 1, 2006. The adoption of SAB 107 does not have a material impact on our consolidated financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154), which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle and is applicable to all voluntary changes and to changes required by an accounting pronouncement if such pronouncement does not specify transition provisions. SFAS No. 154 requires retroactive application to the prior periods’ financial statements of changes in accounting principle. In cases when it is impracticable to determine the period-specific or cumulative effects of an accounting change, the statement provides that the new accounting principle should be applied as of the earliest period for which retroactive application is practicable or, if impracticable to determine the effect of a change to all prior periods, prospectively from the earliest date practicable. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force, or EITF,  reached a consensus on EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements.” As part of a business combination, the acquiring entity will often assume existing lease agreements of the acquired entity and acquire the related leasehold improvements. The issues are whether the “lease term” should be reevaluated at consummation of a purchase business combination and whether the amortization period for acquired leasehold improvements should be reevaluated by the acquiring entity in a business combination. The consensus reached by EITF No. 05-6 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning June 29, 2005. The adoption of EITF No. 05-6 did not have a material impact on our financial position and results of operations.

In October 2005, the FASB issued FASB Staff Position, or FSP, FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” Under the provisions of FSP FAS 13-1, lessees may not capitalize rental costs incurred on building or ground operating leases during a construction period. Instead, rental costs should be expensed on a straight-line basis starting at the beginning of the lease term, i.e., when the lessee takes possession of or is given control of the leased property. The provisions of FSP FAS 13-1 are effective starting with the first reporting period beginning after December 15, 2005. We are currently assessing the impact of FSP FAS 13-1 on our consolidated financial position and results of operations.

Trend Information

Sales

In 2005, our revenues increased by 28.9% from $3,887.0 million to $5,011.0 million. Our subscriber base increased to 58.2 million subscribers as of December 31, 2005, from 34.2 million as of December 31, 2004, or by 70.2%. In 2004, our revenues increased by 52.7% from $2,546.2 million to $3,887.0 million. Our subscriber base increased to 34.2 million subscribers as of December 31, 2004 from 16.7 million as of December 31, 2003, or by 104.8%.

Average monthly service revenue per subscriber in Russia fell from $17 in 2003 to $12 in 2004 due to the introduction of lower tariffs in the Moscow license area and generally lower tariffs in regions, as well as penetration to mass-market. This trend continued in the year ended December 31, 2005, as average monthly service revenue per subscriber in Russia decreased to $8 for the year ended December 31, 2005.

In 2004 and 2005, more than half of our subscriber growth occurred outside of the Moscow license area. However, as a result of competition and the tariff structure providing for lower price levels in the Russian regions outside of the Moscow license area, average monthly service revenue per subscriber in the Russian regions remains lower than in the Moscow license area (though costs are generally lower there, as well). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in decreasing average monthly service revenues per subscriber, which may materially adversely affect our results of operations.” We generally expect to see a continued decline in average monthly service revenue per subscriber due to the growth in the regional subscriber base outside Moscow and introduction of lower tariff plans or decrease in prices of the existing tariff plans in connection with our competitive marketing efforts.

UMC experienced subscriber growth from 3.4 million subscribers at December 31, 2003, to 7.4 million subscribers at December 31, 2004, and 13.3 million at December 31, 2005, and we expect this trend to continue, assuming the Ukrainian economy continues to grow. Average monthly service revenue per subscriber decreased in 2005 to $10 from $13 in 2004 as a result of an extensive mass-marketing campaign focused on Ukraine’s youth.

Uzdunrobita experienced an 87.1% increase in subscriber growth from 310,000 subscribers at December 31, 2004 to 580,000 subscribers at December 31, 2005, and we expect this trend to continue due to Uzdunrobita’s leading position in terms of subscribers and Uzbekistan’s low penetration rate. Average monthly service revenue per subscriber peaked at $16 in 2005.

Inventory

Overall, our inventory was $156.7 million at December 31, 2005, as compared to $89.5 million at December 31, 2004. The increase is mainly explained by a significant increase in purchases made in 2005 as part of our capital expenditure spending to support expansion and network maintenance requirements.

Churn

Churn, as we define it, includes internal churn within our subscriber base, i.e., it includes subscribers who disconnect from our network in order to enroll in another tariff plan offered by us. Internal churn increased following the launch in November 2002 of our “Jeans” tariff plan. See “—Subscriber Data” above. Our subscriber churn in Russia decreased from 47.3% in 2003 to 27.5% in 2004 as a result of certain marketing initiatives we launched with the aim of increasing subscriber loyalty, and this trend continued in 2005 as our subscriber churn for the year ended December 31, 2005, was 20.7%. Although our subscriber churn in Russia decreased for the year ended December 31, 2005, we believe that subscriber churn is highly dependent on competition and the number of mass-market subscribers in our overall subscriber mix. Mass-market subscribers generally choose to prepay their mobile phone usage by purchasing pre-paid packages and are more likely to switch providers to take advantage of low-tariff promotions. As a result, competition for these subscribers will likely lead to sustained downward pressure on tariffs. Other factors influencing subscriber churn include the absence of connection fees and long-term service contracts between us and our subscribers in Russia, both of which prevent early subscriber churn.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Obligations under guarantee contracts

As of December 31, 2005 and 2004, our off-balance sheet arrangements consisted of debt guarantees issued to related parties as follows:

	Guaranteed amount outstanding at December 31,
	2005	2004
	(in millions)
Invest-Svyaz Holding	$3.5	$21.6
MTS Belarus	9.0	25.0
Total	$12.5	$46.6

We issued guarantees to various financial institutions on behalf of Invest-Svyaz Holding, a wholly-owned subsidiary of Sistema. Invest-Svyaz Holding’s primary business is leasing various types of telecommunications and other assets to us. See Note 17 to our audited consolidated financial statements for additional information regarding these transactions. We classify these leases as capital leases in our consolidated financial statements and the present value of future lease payments is reflected as a liability in our consolidated balance sheet.

We issued financial guarantees on behalf of MTS Belarus, our equity investee to assist it with its financing needs. See Note 19 to our audited consolidated financial statements. Under each of the guarantees outstanding as of December 31, 2005, we could be required to compensate financial institutions in the event of the borrower’s default. We are currently not aware of any events, and do not anticipate that any event will occur, that would cause a default of the borrowers and, therefore, require us to fulfill our obligations to make payments under these guarantees. As of December 31, 2005, these guarantees are reflected in our consolidated balance sheet at their fair values of $0.6 million.

Obligations under derivative contracts

In connection with our acquisition of 51% of the common shares and 50% of the preferred shares of TAIF Telcom in April 2003, we entered into call and put option agreements with shareholders of TAIF Telcom to acquire the remaining 49% of the common shares and 50% of the preferred shares of TAIF Telcom. The exercise periods for the call option on the common shares was 48 months from the acquisition date and for the put option on the common shares was 36 months following an 18-month period after the acquisition date. The call and put option agreements for the common shares stipulated a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The exercise periods for the call option on the preferred shares was 48 months following a 24-month period after the acquisition date and for the put option on the preferred shares was a 24-month period from the acquisition date. The call and put option agreements for the preferred shares stipulated a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date. We exercised our call option to acquire the remaining shares in September 2004 and completed the acquisition in October 2004.

In connection with our acquisition of 74% of the shares in Uzdunrobita in August 2004, we entered into call and put option agreements with the existing shareholders of the company to acquire the remaining 26% of the shares. See Note 3 to our audited consolidated financial statements. The exercise period for the option is 36 months from the acquisition date. The call and put option agreements stipulate a minimum purchase price of $37.7 million plus 5% per annum commencing from the acquisition date. The fair value of the put option was approximately $5.9 million as of December 31, 2005.

In December 2004, we entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank plc to hedge our exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan. We agreed with ABN AMRO to pay a fixed rate of 3.27% and receive a variable interest of LIBOR on $100.0 million for the period from October 7, 2004 up to July 27, 2007. We agreed with HSBC Bank plc to pay a fixed rate of 3.25% and receive a variable interest of LIBOR on $150.0 million for the period from October 7, 2004 up to July 27, 2007. These instruments qualify as cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2005, we recorded an asset of $3.6 million in relation to these contracts in the accompanying consolidated balance sheet and a gain of $2.8 million net of tax of $0.8 million as other comprehensive income in the accompanying consolidated statement of changes in shareholders’ equity in relation to the change in fair value of these agreements.

In December 2005, we acquired a 51.0% stake in Tarino for $150.0 million in cash. Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. Concurrently with the purchase of a 51.0% stake, we entered into a put and call option agreement with the shareholder of Tarino to acquire the remaining 49.0% interest in Tarino. The call option is exercisable by us from November 22, 2005 to November 17, 2006, and the put option is exercisable by the seller from November 18, 2006 to December 8, 2006. The call and put option price is $170.0 million. The put and call option were recorded at fair value, which approximated $nil at December 31, 2005, in the consolidated balance sheet.

Tabular Disclosure of Contractual Obligations

We have various contractual obligations and commercial commitments to make future payments, including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future obligations (including capital lease interest) under these contracts due by the periods indicated as of December 31, 2005:

	2006	2007-2008	2009-2010	2011- thereafter	Total
Contractual Obligations:
Notes payable	$—	$400,000	$400,000	$399,052	$1,199,052
Bank loans	765,881	401,508	202,885	275,510	1,645,784
Interest payments	183,050	245,853	140,192	48,000	617,095
Capital leases	3,413	3,160	12	2	6,587
Operating leases and service agreements	80,211	47,899	31,682	37,705	197,497
Committed Investments:(1)
Purchases of property, plant and equipment	388,190	—	—	—	388,190
Total	$1,420,745	$1,098,420	$774,771	$760,269	$4,054,205

(1)                Under non-binding purchase commitments.

In addition, as of December 31, 2005, we had guaranteed indebtedness of related parties not reflected in our financial statements, due to the insignificance of its fair value, under which we could be potentially liable for $12.5 million. See Note 22 to our audited consolidated financial statements.

Since the commencement of our operations in 1994, a number of telecommunication licenses for the Russian Federation were issued to us and our now consolidated subsidiaries. These license agreements stipulate that certain fixed “contributions” be made to a fund for the development of telecommunication networks in the Russian Federation. A number of our current licenses provide for the payment of such fees, which in the aggregate could total approximately $18.1 million as of December 31, 2005, which are not reflected in our financial statements. See Note 22 to our audited consolidated financial statements for additional information.

Item 6.                        Directors, Senior Management and Employees

A.                Directors and Senior Management

Key Biographies

Our directors and executive officers, and their dates of birth and positions as of the date of this annual report were as follows:

Name	Year of Birth	Position
Sergey D. Schebetov	1966	Chairman
Vladimir S. Lagutin	1947	Deputy Chairman
Alexei N. Buyanov(1)	1969	Director
Alexander E. Gorbunov	1967	Director
Helmut Reuschenbach(1)	1948	Director
Sir Peter Middleton(1)	1934	Director
Leonid A. Melamed	1967	Director, President and Chief Executive Officer
Eric Franke	1955	First Vice President and Chief Operating Officer
Vsevolod V. Rozanov	1971	Vice President—Finance and Chief Financial Officer
Tatiana V. Evtushenkova	1976	Vice President—Strategy and Corporate Development
Mikhail V. Shamolin	1970	Vice President—Sales and Customer Service
Dr. Yury A. Gromakov	1946	Vice President—Technology and Network Development
Sergey G. Aslanyan	1973	Vice President and Chief Information Officer
Dmitry A. Prokhorenko	1969	Vice President—Human Resources
Grzegorz Esz	1970	Vice President—Chief Marketing Officer
Andrei B. Terebenin	1962	Vice President—Corporate Communications
Pavel D. Belik	1966	Vice President—Security

(1)                Member of Audit Committee.

Sergey D. Schebetov has served as Chairman of our Board of Directors since March 2006. Mr. Schebetov also serves as the Chairman of the Board of Directors of Comstar UTS, a subsidiary of Sistema. He also serves as the Chief Executive Officer of Sistema Telecom, a subsidiary of Sistema which oversees all of Sistema’s telecommunications business, and also serves on the Board of Directors of four Sistema-affiliated companies (Concern RTI-Systems, Sistema Mass-media, MGTS and Sistema-Hals). From 2001 to 2005, Mr. Schebetov served as the Head of the Corporate Development Department of Sistema. From 1999 to 2001, he served as the Development Director of Integrum-Techno, an IT company and, from 1997-1999, Mr. Schebetov served as the Vice President of the corporate finance department of ATON Capital Group, an investment company.

Vladimir S. Lagutin has served as Deputy Chairman of our Board of Directors since March 2006 and, from October 2003 to March 2006, he served as the Chairman of our Board of Directors. From July 2003 to January 2006, Mr. Lagutin served as the General Director of Sistema Telecom, and served as the General Director of MGTS from 1995 to July 2003. In addition, Mr. Lagutin serves as the Chairman of the Boards of Directors of MGTS and serves on the Boards of Directors of Sistema Telecom and OJSC CSC. All of these companies are subsidiaries of Sistema. Mr. Lagutin also serves on the Board of Directors of Sistema.

Alexei N. Buyanov has served as one of our Directors since June 2003. Mr. Buyanov has served as First Vice President of Sistema since September 2002. From 1998 to 2002, he served as our Vice President, Finance. He also serves on the board of directors of various other companies affiliated with Sistema.

Alexander E. Gorbunov has served as one of our Directors since March 2006. Mr. Gorbunov has served as the Head of the Corporate Development Department of Sistema since July 2005. From 2003 to

2005, he held the position of Director of Strategy with us and, from 2002 to 2003, Mr. Gorbunov was in charge of the Strategic Analysis and Planning Department of Sistema Telecom. Prior to this, Mr. Gorbunov was employed by the Moscow and Boston offices of Bain & Company.

Helmut Reuschenbach has served as one of our Directors since November 2004. Mr. Reuschenbach has served as a Director at Lazard & Co. GmbH Frankfurt since 2001. Prior to that, he was at Deutsche Telekom AG where he served as Treasurer and Senior Executive Vice President for Finance for six years. Prior to 1994, he was the Chief Financial Officer and a member of the Board of Directors of Mercedes-Benz S.A. in Belgium and also served as Chief Executive Officer of Daimler-Benz Coordination Center S.A. and Daimler-Benz Financial Company S.A. From 1989 to 1993, Mr. Reuschenbach served as Vice President for Finance at Daimler-Benz AG in Stuttgart. Previously, he has served as Director of Finance at AEG Aktiengesellschaft in Frankfurt, Director of Finance and Administration at AEG Italiana S.p.A. in Milan and Corporate Finance Manager at AEG-TELEFUNKEN Aktiengesellschaft in Frankfurt.

Sir Peter Middleton has served as one of Directors since June 2005. Sir Peter Middleton also serves as the Chairman of the Camelot Group plc, President of the British Bankers Association, Chairman of the Barclays Group Asia Pacific Advisory Committee, Deputy Chairman of United Utilities, Chairman of Sheffield Urban Regeneration Company (Sheffield One), Chairman of CEDR (Centre for Effective Dispute Resolution) and Chairman of Reyniers & Co.

Leonid A. Melamed has served as our Director, President and Chief Executive Officer since June 2006. Mr. Melamed has served in various management positions at Rosno since its founding in 1991 and continues to serve as a member of Rosno’s Board of Directors. From September 2003 to April 2006, he served as the General Director-Chief Executive Officer and, from March 2001 to September 2003, he served as the First Deputy Director General-Executive Director. Prior to that, from September 1997 to March 2001, Mr. Melamed served as First Deputy Director General of Rosno. From February 1992 to June 1992 , Mr. Melamed served as Director of Rosno’s Center for Medical Insurance and, from June 1992 to June 2003, he held the position of Deputy Chairman of the Management Board. From June 1993 to March 2001, Mr. Melamed served as First Deputy Chairman of the Management Board. In 2004, Mr. Melamed was elected Chairman of the Expert Council in Insurance Legislation, which is part of the Russian State Duma Committee on Credit Organizations and Financial Markets.

Eric Franke has served as our First Vice President and Chief Operating Officer since October 2005. In March 2001, Mr. Franke was appointed Director General of UMC. In August 1998, he was appointed Director for Mobile Communications at Golden Telecom where he managed the company’s operations in Ukraine. From 1988 to 1998, Mr. Franke worked for Ericsson where he served as Director of Mobile Communications and later as Vice President for Russia and the CIS.

Vsevolod V. Rozanov has served as our Vice President and Chief Financial Officer since April 2006. From August 2004 to April 2006, he served as Deputy General Director and Chief Financial Officer of Comstar UTS and, from April 2002 to August 2004, Mr. Rozanov served as Deputy General Director and Chief Financial Officer of MTU-Inform. He worked as a Senior Manager at CenterInvest group from 2001 to 2002 and, from 1994 until 2001, he held various consulting positions at the Moscow, London and Stockholm offices of Bain & Company.

Tatiana V. Evtushenkova has served as our Vice President—Strategy and Corporate Development since October 2002. From December 1999 to October 2002, Ms. Evtushenkova served as the Director of the Investment Department at Sistema Telecom, a subsidiary of Sistema. Prior to joining Sistema Telecom, she worked in the investment banking division of Salomon Smith Barney. Ms. Evtushenkova is the daughter of Vladimir P. Evtushenkov, the controlling shareholder and Chairman of the Board of Sistema.

Mikhail V. Shamolin has served as our Vice President—Sales and Customer Service since July 2005. From 2004 to 2005, Mr. Shamolin worked at Interpipe Corp. (Ukraine) as Managing Director of the Ferroalloys Division. From 1998 to 2004, he held various consulting positions at McKinsey & Co.

Dr. Yury A. Gromakov has served as our Vice President—Technology and Network Development since March 2002, and served as our Vice President of Technology and Network Development from 1994 until February 2002. He has been involved in mobile communications for over 30 years and holds a degree of Doctor of Technical Sciences, the highest scientific degree in Russia, and has been awarded a degree as Honorable Radio Operator of Russia. Dr. Gromakov is also a member of the International Academy of the Science of Information and Information Processes and Technologies.

Sergey G. Aslanyan has served as our Vice President and Chief Information Officer since December 2003. Prior to joining us, Mr. Aslanyan worked at TNK-BP Management as the Deputy Director of Information Technology. He worked at PricewaterhouseCoopers from 1997 to 2001.

Dmitry A. Prokhorenko has served as our Vice President—Human Resources since July 2005. Mr. Prokhorenko joined MTS as the Director of Human Resources in February 2004. From 2002 to 2004, he served as the Director of Human Resources at M. Video and, from 1993 to 2002, he served as the Director of Human Resources at L’Oreal’s Russian branch.

Grzegorz Esz has served as our Vice President—Chief Marketing Officer since March 2005. Mr. Esz joined MTS as the Deputy Vice President of Marketing in October 2005. Prior to joining MTS, he served as a Managing Director of Retail at one of the largest banks in Poland. From 1997 to 2005, Mr. Esz held several management positions at ERA Company, which is one of the largest GSM operators in Poland, serving as the Deputy Chief Marketing Officer from 2003 to 2005.

Andrei B. Terebenin has served as our Vice President—Corporate Communications since January 2006. Prior to joining MTS, Mr. Terebenin served as the General Director of R.I.M. Porter Novelli, a leading public relations network agency from 1999 to 2005. From 1991 to 1999, he held management positions at AIG Russia, Dun & Bradstreet CIS and the financial magazine “Economica & Zhizn.”

Pavel D. Belik has served as our Vice President—Security since October 2005. Mr. Belik joined MTS in February 2005 as the Director of Security in the Moscow macro region. Prior to joining MTS, he served in the Federal Security Service of the Russian Federation for more than 20 years.

The business address of each of our directors is 4 Marksistkaya Street, Moscow 109147, Russian Federation.

B.               Compensation of Directors and Senior Management

Executive Compensation

Our officers and directors were paid during 2005 an aggregate amount of approximately $13.7 million for services in all capacities provided to us; this amount was comprised of $5.0 million in base salary and a $8.7 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

Management Stock Bonus and Stock Option Plans

On April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 shares of our common stock and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 shares of our common stock. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. Following the merger of Rosico into us in June 2003, these shares were transferred to our wholly-owned subsidiary, MTS LLC.

Under the stock bonus plan, during the period from September 12, 2000, through September 22, 2000, 3,587,987 shares of common stock were purchased from Rosico at a nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding
Employees and Directors	3,049,786	0.153%
Key Advisors	538,201	0.027%
Total	3,587,987	0.180%

On the date the shares were granted, we recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4.5 million and $0.8 million, respectively, based on the fair value of the shares on the date they were granted.

Under the stock option plan, board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 shares of our common stock or, in lieu of shares, receive a cash award equal to the difference between the price per share fixed in the option agreement and the market price per share of our common stock on the date of exercise.

On August 14, 2001, pursuant to option agreements, we granted options in respect of 1,020,682 shares of our common stock to our board members and 808,529 shares of our common stock to our key employees. These options provided that, on July 15, 2003, board members and key employees could purchase shares of our common stock at $1.31 per share, which represented the 100-day average sales price of the shares at August 14, 2001. The stock option agreement for a board member terminated if the board member was terminated as a board member prior to our 2002 annual shareholders’ meeting. The stock option agreement for a key employee terminated if the employee left us before July 15, 2003.

In July 2003, board members and key employees purchased a total of 37,557 shares pursuant to the August 2001 option agreements. Fifty-seven of the option holders elected cash awards in lieu of shares, and cash awards were granted in respect of 1,746,310 shares in the amount of $1.633 per share (the difference between $1.31, the price per share fixed in each agreement, and $2.943, the market price per share on July 15, 2003). In addition, options relating to 45,344 shares were cancelled pursuant to the termination provisions described above.

On October 24, 2002, pursuant to option agreements, we granted options in respect of 1,739,640 shares of our common stock to our board members and 1,107,041 shares of our common stock to our key employees. These options have an exercise price of $1.49 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 21 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2003 annual shareholders’ meeting. The stock option agreement for a key employee would have terminated if the employee left us before July 15, 2004.

In July-August 2004, board members and key employees purchased a total of 2,726,966 shares pursuant to the October 2002 option agreements. In addition, options relating to 119,715 shares were cancelled pursuant to the termination provisions described above.

In July 2003, pursuant to option agreements, we granted options in respect of 1,434,400 shares of our common stock to our board members and 518,232 shares of our common stock to our key employees. These options have an exercise price of $2.43 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 24 months from the date of the grant. The stock option agreement for a board member would have terminated if the board member was terminated as a board member before our 2004 annual shareholders’ meeting. The stock option agreement for a key employee would have terminated if the employee left us before July 15, 2005.

In August 2005, board members and key employees purchased a total of 1,801,622 shares pursuant to the July 2003 option agreements. In addition, options relating to 151,010 shares were cancelled pursuant to the termination provisions described above.

In August 2004, pursuant to option agreements, we granted options in respect of 745,436 shares of our common stock to our board members and 919,820 shares of our common stock to our key employees. These options have an exercise price of $5.95 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 23 months from the date of the grant. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2005 annual shareholders’ meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2006. We expect to recognize a compensation expense of approximately $2.0 million over the 23-month period. By December 31, 2005, we recognized $1.3 million of compensation expenses based on the intrinsic value of these options, and during 2006, we plan to recognize approximately $0.7 million, according to the fair value method of SFAS 123R.

In August 2005, pursuant to option agreements, we granted options in respect of 699,705 shares of our common stock to our board members and 1,078,989 shares of our common stock to our key employees. These options have an exercise price of $6.89 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 23 months from the date of the grant. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2006 annual shareholders’ meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2007. We expect to recognize a compensation expense of approximately $2.2 million over the 23-month period. By December 31, 2005, we recognized $0.2 million of compensation expenses based on the intrinsic value of these options, and during 2006, we plan to recognize approximately $2.0 million, according to the fair value method of SFAS 123R.

Prior to 2006, we accounted for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123.” Under the requirements of these statements, we elected to use the intrinsic value of the options on the measurement date as a method for accounting for compensation to employees and non-employee directors. Compensation to consultants was measured based on the fair value of options on the measurement date as determined using a binomial option-pricing model. Effective for the fiscal year beginning January 1, 2006, we adopted a modified version of the provisions of SFAS No. 123R, which requires us to measure the compensation cost of all share-based payments (including employee stock options) at fair value. See “Item 5. Operating and Financial Review and Prospects—New Accounting Pronouncements.”

In accordance with Russian legislation, our board members and key employees may be considered insiders with respect to us, and thus may be restricted from selling their shares.

C.               Board Practices

Board of Directors

Members of our Board of Directors are elected by a majority vote of shareholders at the annual shareholders’ meeting using a cumulative voting system. Directors are elected for one year terms and may be re-elected an unlimited number of times. The Board currently consists of seven members, although it may be increased to nine members by shareholder resolution. The Board has the authority to make overall management decisions for us, except those matters reserved to the shareholders. It must meet at least once per quarter, though it may meet more often at its election. The members of our Board do not serve pursuant to a contract.

In 2004, the Board of Directors approved the establishment of, and guidelines for, three new Board committees: restructuring committee, budgeting committee and quality committee. The restructuring committee was established to oversee and address matters related to the development and implementation of a new organizational structure for our business. The budgeting committee was established to prepare recommendations to the Board of Directors on issues relating to the preparation, approval and supervision of our budgets, long-term business plans and investment plans. The quality committee was organized to manage issues relating to the quality of our cellular network’s operation. The Board of Directors also approved a Code of Ethics applicable to our senior officers.

In 2006, the Board of Directors approved the establishment of, and guidelines for, two new Board committees: Remuneration and Appointments Committee and the Committee for Corporate Conduct and Ethics. We established the Remuneration and Appointments Committee to develop proposals to be presented to the Board of Directors with respect to structuring remuneration and compensation levels for management executives. The committee for corporate conduct and ethics was established to maintain an effective corporate governance system and to further enhance the quality of corporate management, and ensure we follow the best practices for public organizations worldwide.

Audit Committee

Our Audit Committee consists of three members appointed by the Board of Directors. The current members are Helmut Reuschenbach, Sir Peter Middleton and Alexei Buyanov. Sir Peter Middleton and Mr. Reuschenbach, who serves as Chairman of the Audit Committee, are both independent members of the Board of Directors. Mr. Buyanov is exempt from the independence requirement under SEC Rule 10A-3 because he is a non-voting member of the Audit Committee with observer status only. The Audit Committee is primarily responsible for the integrity of our financial statements, our compliance with legal and regulatory requirements, assuring the qualifications and independence of our independent auditors and overseeing the audit process, including audit fees, resolving matters arising during the course of audits and coordinating internal audit functions.

Remuneration and Appointments Committee

Our Remuneration and Appointments Committee was established on March 28, 2006 and consists of three members appointed by the Board of Directors. The current members are Sergey Schebetov, Vladimir Lagutin and Helmut Reuschenbach, who serves as Chairman of the Remuneration and Appointments Committee. The Remuneration and Appointments Committee is primarily responsible for developing a remuneration structure and compensation levels for management executives.

President

The shareholders’ meeting, at the recommendation of the Board of Directors, appoints our President for a term of three years. The rights, obligations and the times and amounts of payment for the President’s services are determined by a contract between him and us, as represented by our Chairman or by a person authorized by our Board of Directors. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors. The President reports to the shareholders’ meeting and to the Board of Directors and is responsible for carrying out decisions made by the shareholders and by the Board of Directors. Leonid Melamed was appointed our acting

President in April 14, 2006 and elected as our President and CEO pursuant to an extraordinary shareholders’ meeting held on June 14, 2006.

Review Commission

Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders for a term of one year. A director may not simultaneously be a member of the Review Commission. As of December 31, 2005, our Review Commission had three members:

•       Alexei P. Petlinov holds the position of Senior Financial Analyst , Finance Department at Sistema Telecom.

•       Vassily V. Platoshin holds the position of Chief Accountant at Sistema.

•       Ivan V. Matushkin holds the position of Executive Director of the Financial Planning Group, Department of Finance at Sistema.

The members of our Review Commission do not serve pursuant to a contract, and their terms expire at the next annual shareholders’ meeting, which will take place on June 23, 2006.

Corporate Governance

We are required under the New York Stock Exchange listing rules to disclose any significant differences between the corporate governance practices that we follow under Russian law and applicable listing standards and those followed by U.S. domestic companies under New York Stock Exchange listing standards. This disclosure is posted on our website (http://www1.company.mtsgsm.com/profile/ethics/).

D.              Employees

At December 31, 2005, we had 27,668 employees. Over 20.0% of these employees, or 5,537, worked in Moscow (including employees of our corporate headquarters). Of our 24,253 employees in Russia, we estimate that 515 were executives (including the President and other officers); 4,679 were technical and maintenance employees; 12,589 were sales, marketing and customer service staff; and 6,470 were administration and finance staff.

As of December 31, 2005, 2,421 of our employees worked in Ukraine. Of these employees, we estimate that 22 were executives; 708 were technical and maintenance employees; 1,206 were sales, marketing and customer service staff; and 485 were administration and finance staff.

As of December 31, 2005, 844 of our employees worked in Uzbekistan. Of these employees, we estimate that 16 were executives; 317 were technical and maintenance employees; 217 were sales, marketing and customer service staff; and 294 were administration and finance staff.

As of December 31, 2005, 150 of our employees worked in Turkmenistan. Of these employees, we estimate that 4 were executives; 16 were technical and maintenance employees; 91 were sales, marketing and customer service staff; and 39 were administration and finance staff.

The substantial growth in the number of our employees is attributable primarily to the continued expansion of our network in Russia and the CIS and our increased focus on customer care. In addition, in 2004 we added a new intermediate management level for “macro-regions” to our management structure. Our 10 macro-region offices are responsible for implementing the strategy developed by our corporate headquarters in all regions falling within their specific macro-region. The following chart sets forth the number of our employees at December 31, 2003, 2004 and 2005:

	At December 31,
	2003	2004	2005
Moscow license area (including employees of corporate headquarters)	4,067	4,603	5,060
Other regions in Russia	14,367	16,215	19,193
Ukraine	1,121	1,754	2,421
Uzbekistan	—	813	844
Turkmenistan	—	—	150
Total	19,555	23,385	27,668

Our employees are not unionized, we have not experienced any work stoppages and we consider our relations with employees to be strong.

E.               Share Ownership

We believe that the aggregate beneficial interest of our directors, senior management and employees as of December 31, 2005 was less than 1% of our outstanding common stock.

Item 7.                        Major Shareholders and Related Party Transactions

A.                Major Shareholders

The following table sets forth, as of May 31, 2006, certain information regarding the beneficial ownership of our outstanding common stock. All shares of common stock have the same voting rights.

	Beneficial ownership as of May 31, 2006
Name	Number	Percentage
Sistema(1)(2)	636,224,752	32.0%
Sistema Holding Limited(2)	193,473,900	9.7%
Invest-Svyaz(3)	160,247,802	8.1%
VAST(4)	60,219,432	3.0%
ING Bank (Eurasia) ZAO(5)	818,105,315	41.2%
Other Public Float (including our directors and executive officers)(6)	119,654,451	6.0%
Total(7)	1,987,925,652	100.0%

(1)                Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, Sistema Holding Limited, Invest-Svyaz and VAST. Mr. Evtushenkov is also the chairman of the board of directors of Sistema.

(2)                In connection with its April 2003 Eurobond offering, Sistema pledged 193,473,900 shares of our common stock held by Sistema Holding Limited to Deutsche Trustee Company Limited.

(3)                Invest-Svyaz is a Russian closed joint stock company wholly-owned by Sistema. In 2005, Invest-Svyaz Holding was reorganized into two separate entities: Invest-Svyaz, which serves as a holding company of our shares and is one of our major shareholders and Invest-Svyaz Holding, a company also wholly-owned by Sistema, whose primary business is leasing various types of telecommunications and other assets to us.

(4)                VAST is a limited partnership formed under the laws of Russia. Sistema owns 100% of VAST. An extract from our shareholders register dated June 14, 2006 contains an entry prohibiting any transfer of these shares.

(5)                ING Bank (Eurasia) is the local custodian for our sponsored ADR program and the unsponsored GDR programs.

(6)                We believe that our directors and executive officers as a group own less than 1% of our shares.

(7)                Our wholly-owned subsidiary, Mobile TeleSystems LLC, owns 5,400,486, or 0.3%, of our shares in connection with our Management Stock Bonus and Stock Option Plans. These are excluded from the total number of shares presented here.

In April 2003, Sistema acquired directly and indirectly from T-Mobile 199,322,614 shares of common stock amounting, in aggregate, to an additional 10% of our outstanding common stock. This included 120,811,184 shares of common stock acquired directly from T-Mobile and the acquisition of all the shares in Invest-Svyaz Holding previously held by T-Mobile, representing a beneficial interest in a further 78,521,430 shares of common stock.

In April 2003 and December 2004, T-Mobile sold an additional 5.0% and 15.1% of our common stock, respectively, in the form of GDRs through an unsponsored GDR program. In September 2005, T-Mobile sold its remaining 10.1% interest in us on the open market.

At December 31, 2004, Sistema owned a 51.0% equity interest in VAST, and the remaining 49.0% interest was held by ASVT, a Russian open joint-stock company. In December 2005, Sistema acquired the 49.0% stake in VAST bringing its total interest to 100.0%. In addition, Sistema acquired a 0.7% stake in us on the open market during 2005. These transactions collectively increased Sistema’s effective ownership in us from 50.6% at December 31, 2004 to 52.8% by December 31, 2005.

As of May 31, 2006, the total number of ADSs outstanding was 155,469,097 representing underlying ownership of 777,345,485 shares, or approximately 39.1% of our outstanding common stock. Of these 155,469,097 ADSs, approximately 17.7% were held by U.S. investors, as of March 31, 2006. The shares underlying the ADSs are deposited with JPMorgan Chase Bank, formerly known as Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

B.               Related Party Transactions

Transactions with Sistema and its Affiliates

Moscow Bank of Reconstruction and Development (MBRD)

We have been maintaining certain bank and deposit accounts with MBRD, a subsidiary of Sistema. As of March 31, 2006 and December 31, 2005, we had cash positions at MBRD in the amount of $18.1 million and $18.0 million in current accounts, respectively. Interest accrued and collected on the deposits for the period ended March 31, 2006 amounted to $0.3 million. The related interest accrued and collected on the deposits for the year ended December 31, 2005 amounted to $5.4 million, and was included as a component of interest income in the accompanying consolidated statements of operations.

Rosno OJSC (Rosno)

We arranged medical insurance for our employees and insured our property with Rosno, a subsidiary of Sistema. Insurance premiums paid to Rosno for the period ended March 31, 2006 and the year ended

December 31, 2005 amounted to $0.3 million and $12.6 million, respectively. Management believes that all of the insurance contracts with Rosno were entered into on market terms.

Maxima Advertising Agency (Maxima) and Mediaplanning

We have contracts for advertising services with Maxima and Mediaplanning, subsidiaries of Sistema. Advertising fees paid to Maxima and Mediaplanning for the period ended March 31, 2006 amounted to $23.1 million and $6.0 million, respectively, and to $58.6 million and $21.5 million for the year ended December 31, 2005, respectively. Management believes that these agreements were entered into on market terms.

Kvazar-Micro Corporation (Kvazar)

In 2005, we signed agreements to purchase software systems and related equipment with Kvazar, a subsidiary of Sistema since July 2004. Related fees for the period ended March 31, 2006 and the year ended December 31, 2005 amounted to approximately $9.0 million and $62.0 million, respectively. Management believes that these agreements were entered into on market terms.

Telmos

We have interconnection and line rental agreements with, and receive domestic and international long-distance services from Telmos, a subsidiary of Sistema. Interconnection and line rental expenses for the period ended March 31, 2006 and the year ended December 31, 2005 were $0.3 million and $1.2 million, respectively. Management believes that these arrangements were entered into on market terms.

Moscow City Telephone Network (MGTS)

We have line rental agreements with MGTS, a subsidiary of Sistema. We also rent a cable plant from MGTS for the installation of fiber optic cable, as well as buildings for administrative offices and premises for switching and base station equipment. Rental expenses for the period ended March 31, 2006 and the year ended December 31, 2005 amounted to $1.9 million and $8.3 million, respectively. Management believes that all these transactions were entered into on market terms.

MTU-Inform

We have interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Interconnection and rental expenses for the period ended March 31, 2006 and the year ended December 31, 2005 were $8.5 million and $24.0 million, respectively. Management believes that these agreements were entered into on market terms.

Comstar UTS

We have interconnection and line rental agreements with Comstar UTS, a subsidiary of Sistema. Amounts expensed under these arrangements for the period ended March 31, 2006 and the year ended December 31, 2005 were $1.4 million and $4.7 million, respectively. Management believes that these arrangements were entered into on market terms.

Invest-Svyaz-Holding

We lease network equipment from Invest-Svyaz Holding, a wholly-owned subsidiary of Sistema. These leases are classified as capital leases. The interest rate implicit in these leases varies from 14% to 44%, which management believes are market terms. The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz Holding together with the present value of the net minimum lease payments as of December 31, 2005:

Amount
(in thousands)
Payments due in the year ended December 31,
2006	$3,233
2007	653
2008	—
Total minimum lease payments (undiscounted)	3,886
Less amount representing interest	(540)
Present value of net minimum lease payments	3,346
Less current portion of lease obligations	(2,740)
Non-current portion of lease obligations	$606

Principal and interest paid to Invest-Svyaz Holding for the period ended March 31, 2006 amounted to $1.8 million and $0.3 million, respectively, and to $6.1 million and $2.0 million, respectively, for the year ended December 31, 2005. Management believes that these agreements were entered into on market terms.

We have also guaranteed debt of Invest-Svyaz Holding in the amount of $3.5 million to a third party, which is used by Invest-Svyaz Holding primarily to finance its leases to us and expired in May 2006. The issued guarantees are recorded at fair value in the audited consolidated balance sheet.

Strom Telecom

During 2005, we entered into a number of agreements with Strom Telecom, a subsidiary of Sistema, for a total amount of up to $166.5 million. Pursuant to these contracts, we purchased billing systems and communication software support systems for approximately $16.0 million and $179.2 million for the period ended March 31, 2006 and the year ended December 31, 2005, respectively. Advances paid under these agreements and outstanding as of March 31, 2006 and December 31, 2005 amounted to $9.6 million and $45.7 million, respectively. Management believes that these agreements were entered into on market terms.

MTT

In 2005, we entered into interconnection and line rental agreements with MTT, a subsidiary of Sistema. Amounts expensed under these agreements for the period ended March 31, 2006 and the year ended December 31, 2005 amounted to $12.6 million and $41.1 million, respectively. Management believes that these agreements were entered into on market terms.

East-West United Bank S.A.

In 2004, we entered into a deposit agreement with East-West United Bank S.A., a subsidiary of Sistema, for a total amount of $23.1 million. In 2005, the agreement was amended to change the maturity date from April 2005 to February 2006. As of March 31, 2006, the deposit matured.

MTS Belarus

As of December 31, 2005, we provided MTS Belarus with a total of $41.3 million in loans. These loans bear interest of 3.00% to 11.00% per annum. In addition, we guarantee the debt of MTS Belarus in the amount of $9.0 million to Citibank International plc, which expires by April 2007. The issued guarantees are recorded at fair value in the audited consolidated balance sheet. See Note 22 to our audited consolidated financial statements.

C.               Interests of Experts and Counsel

Not applicable.

Item 8.                        Financial Information

A.                Consolidated Statements and Other Financial Information

8.A.1-6.   See Item 18.

8.A.7.   Litigation

On June 7, 2004, the General Prosecutor of Ukraine filed a claim against us and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to us. The complaint also sought an order prohibiting us from alienating 51% of our stake in UMC until the claim was resolved on the merits and on August 12, 2004, the Kiev Commercial Court rejected the General Prosecutor’s claim. On August 26, 2004, the General Prosecutor requested the Constitutional Court of Ukraine to review whether certain provisions of the Ukrainian privatization law limiting the alienation of assets by privatized companies were applicable to the sale by Ukrtelecom of UMC shares to us. For a description of this lawsuit, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If our purchase of UMC is found to have violated Ukrainian law or the purchase is unwound, our business, prospects and results of operations would be materially adversely affected.”

In 2005, we acquired a 51.0% stake in Tarino for $150.0 million in cash. Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. In December 2005, Bitel’s offices were seized by an unidentified group of people, possibly in connection with a Kyrgyz Supreme Court ruling in favor of a third party recognizing their rights to the shares of Bitel. As a result of these events, we currently do not exercise operational control over Bitel and are in the process of defending our ownership stake in the company in the courts of the Kyrgyz Republic, British Virgin Islands and United Kingdom. For additional information, see Note 20 to our audited consolidated financial statements.

Tax Audit

In March 2005, the Russian tax authorities audited our compliance with tax legislation for the year ended December 31, 2002. Based on the results of this audit, the Russian tax authorities assessed that approximately 372.2 million rubles (approximately $12.9 million as at December 31, 2005) of additional taxes, penalties and fines were payable by us. We have filed a petition with the Moscow Arbitration Court seeking the partial invalidation of the tax assessment. The amount of disputed taxes and fines equals 281.5 million rubles (approximately $9.8 million as at December 31, 2005). Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2005, our tax declarations for the preceding three fiscal years were subject to further review.

In Ukraine, there are regulatory uncertainties related to the VAT treatment of mandatory contributions payable to the Ukrainian State Pension Fund, or Pension Fund. As a result, the additional VAT charges (including penalties) calculated on UMC’s contributions to the Pension Fund could be up to $38.1 million as of December 31, 2005, which includes a $13.5 million claim by the Ukrainian tax authorities during a recent audit of UMC. Although UMC initiated a claim against the tax authorities in 2005 and received favorable rulings in the Kyiv City Commercial Court and the Kyiv City Commercial

Court of Appeal, we expect that the tax authorities will appeal the rulings. We believe that paying the VAT charges is not in line with industry practice and intend to defend our position. As of December 31, 2005, no VAT amount was paid to the Ukrainian tax authorities nor did we accrue the VAT amount in our consolidated financial statements.

8.A.8. Dividend Distribution Policy

On June 26, 2004, our shareholders approved cash dividends in the amount $220.0 million (including dividends on treasury shares of $1.1 million), which have been fully paid. On June 22, 2005, our shareholders approved cash dividends in the amount $402.6 million (including dividends on treasury shares of $1.5 million), which have also been fully paid. In June 2006, our shareholders approved annual cash dividends in the amount of $561.6 million (including dividends on treasury shares of $1.5 million) for the year 2005, payable in 2006. We expect that our shareholders will continue to approve annual cash dividends, although we do not have a formal dividend policy.

Annual dividend payments, if any, must be recommended by our Board of Directors and approved by our shareholders. We anticipate that any dividends we may pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the ruble and the dollar.

B.               Significant Changes

Syndicated Loan

On April 21, 2006, we entered into a syndicated loan facility with the following international financial institutions: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited. The facility allows us to borrow up to $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. We expect to use the proceeds for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in three years. The second bears interest of LIBOR+1.00% per annum within the first three years and LIBOR+1.15% per annum thereafter and is repayable in 13 equal quarterly installments, commencing in April, 2008. The second tranche matures in April 2011. The loan is subject to certain restrictive covenants, including, inter alia, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates.

HSBC Bank plc Loan

In January 2006, we entered into a credit facility agreement with HSBC Bank plc. The facility allowed borrowing of up to $100.0 million. We expect to use the proceeds for general corporate purposes. The loan bore interest of LIBOR+0.75% per annum. An arrangement fee in the amount of $0.6 million was paid in accordance with the agreement. The facility was repaid in April 2006.

Merger

On March 31, 2006, the Russian registration authority approved the merger of nine of our wholly-owned subsidiaries in Russia into us. These subsidiaries are Gorizont RT, TAIF Telcom, MTS-RTK, Sibchallenge, TSS, BM Telekom, FECS—900, SCS-900 and Uraltel. The merger was completed in line with our strategy to consolidate administratively all of our majority-owned subsidiaries and improve management efficiency.

New President and CEO

On June 14, 2006, the Extraordinary General Meeting of Shareholders terminated the powers of the preceding President and CEO, Mr. Vassily Sidorov, and elected Mr. Leonid Melamed as our new President and CEO. Mr. Melamed has been our acting President and CEO since April 14, 2006.

Renewed Brand

On May 10, 2006, Sistema introduced a universal brand featuring a new egg-shaped logo for each of the telecommunications companies operating within the Sistema Telecom group, including us. We believe that our new brand symbolizes leadership and a dynamic and innovative approach to doing business. The re-branding reflects a shift in our marketing strategy with a renewed focus on the simplification of our communications to the general public. One of the goals through our re-branding efforts is to create a simple set of tariff plans with clear advantages over our competitors and easy-to-understand descriptions of the wide range of our services and product offerings. In addition, we aim to simplify the purchasing experience for our customers by creating a universal format for our sales offices, transforming them into visually appealing, practical and convenient venues where buyers can obtain product information and test our latest products and services.

Under this universal brand, our subscribers will have access to a wide range of telecommunications products and services, including Internet access, mobile and fixed-line telephones, single billing and a single interface for all of the subscriber’s telecommunications needs. In addition, we expect our re-branding efforts to increase our recognition among existing and potential clients, promote cross-sales of the companies using the brand and enhance subscriber loyalty.

Item 9.                        Offer and Listing Details

(Only Items 9.A.4 and 9.C are applicable.)

A.4. Market Price Information

The following table sets forth the annual high and low market prices per ADS on the New York Stock Exchange for each of the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005; the high and low market prices per ADS for each full financial quarter during the fiscal years ended December 31, 2004 and 2005; and the high and low market prices per ADS for each of the most recent six months. The table also sets forth the high and low market prices per share of common stock for the first full financial quarter and each of the most recent six months.

	Common Stock High	Common Stock Low	ADS High	ADS Low
May 2006	188.5 RUR	149.0 RUR	$35.14	$28.65
April 2006	189.8 RUR	179.0 RUR	$34.15	$32.25
March 2006	209.5 RUR	184.5 RUR	$38.96	$33.03
February 2006	206.9 RUR	186.5 RUR	$37.90	$35.10
January 2006	200.9 RUR	190.0 RUR	$38.14	$35.00
December 2005	206.6 RUR	193.1 RUR	$35.86	$34.10
First Quarter 2006	209.5 RUR	184.5 RUR	$38.96	$33.03
Fourth Quarter 2005	228.5 RUR	190.8 RUR	$40.15	$34.10
Third Quarter 2005	228,7 RUR	194.0 RUR	$41.19	$33.89
Second Quarter 2005	208.0 RUR	179.0 RUR	$37.51	$31.15
First Quarter 2005(1)	222.0 RUR	182.0 RUR	$40.20	$32.02
Fourth Quarter 2004			$155.90	$117.35
Third Quarter 2004			$149.75	$108.20
Second Quarter 2004			$141.15	$98.40
First Quarter 2004			$131.70	$83.00
2005(1)	228.7 RUR	179.0 RUR	$41.19	$31.15
2004			$155.90	$83.00
2003			$87.50	$35.40
2002			$41.50	$23.75
2001			$38.75	$22.41

(1)                Effective January 3, 2005, the ADS ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares, a 1:4 ADS split.

C.               Markets

Our common stock has been listed on the Moscow Interbank Currency Exchange since December 2003. American Depositary Shares, each representing five of our common stock, have been listed on the New York Stock Exchange under the symbol “MBT” since June 30, 2000. Our ADSs are also traded on the London Stock Exchange under the symbols “MOBD,” and on the Frankfurt Stock Exchange under the symbol “MKY.” Our U.S. dollar-denominated notes are listed on the Luxembourg Stock Exchange.

Item 10.                 Additional Information

A.                Share Capital

Not applicable.

B.               Charter and Certain Requirements of Russian Legislation

We describe below material provisions of our charter in effect on the date of this document and certain requirements of Russian legislation. In addition to this description, we urge you to review our charter to learn its complete terms.

Our Purpose

Article 2.1 of our charter provides that our principal purpose is to obtain profits through the planning, marketing, and operation of a radiotelephone mobile cellular network in the Russian Federation.

We are registered with the Ministry of Taxes and Duties of the Russian Federation under the state registration number 1027700149124.

General Matters

Pursuant to our charter, we have the right to issue registered common stock, preferred stock, and other securities provided for by legal acts of the Russian Federation with respect to securities. Our capital stock currently consists of 1,993,326,138 common shares, each with a nominal value of 0.1 rubles, all of which are fully paid, issued and outstanding. Under Russian legislation charter capital refers to the aggregate nominal value of the issued and outstanding shares. We are also authorized to issue an additional 103,649,654 common shares with a nominal value of 0.1 rubles each. No preferred shares are authorized or outstanding. Preferred stock may only be issued if corresponding amendments have been made to our charter pursuant to a resolution of the general meeting of shareholders. We have issued only common stock. The Federal Law on Joint Stock Companies requires us to dispose of any of our shares that we acquire within one year of their acquisition or, failing that, reduce our charter capital. We refer to such shares as treasury shares for the purposes hereof. Russian legislation does not allow for the voting of such treasury shares. As of June 14, 2006, we had more than a 1000 shareholders for purposes of the Federal Law on Joint Stock Companies.

Rights Attaching to Shares

Holders of our common stock have the right to vote at all shareholders’ meetings. As required by the Federal Law on Joint Stock Companies and our charter, all shares of our common stock have the same nominal value and grant identical rights to their holders. Each fully paid share of common stock, except for treasury shares, gives its holder the right to:

•       freely transfer the shares without consent of other shareholders;

•       receive dividends;

•       participate in shareholders’ meetings and vote on all matters within shareholders’ competence;

•       transfer voting rights to other Company’s shareholders or a representative on the basis of a power of attorney;

•       participate in the election and dismissal of members of the board of directors and review commission;

•       if holding, alone or with other holders, 2% or more of the voting stock, within 105 days after the end of our fiscal year, make proposals for the agenda of the annual shareholders’ meeting and nominate candidates to the board of directors, the counting commission, the review commission and for company president;

•       if holding, alone or with other holders, 10% or more of the voting stock, demand from the board of directors the calling of an extraordinary shareholders’ meeting or an unscheduled audit by the review commission or an independent auditor;

•       demand, under the following circumstances, the repurchase by us of all or some of the shares owned by it, as long as such holder voted against or did not participate in the voting on the decision approving the following:

•       any reorganization;

•       the conclusion of a major transaction, as defined under Russian law; and

•       any amendment of our charter or approval of a restated version of our charter in a manner that restricts the holder’s rights;

•       upon liquidation, receive a proportionate amount of our property after our obligations are fulfilled;

•       have free access to certain company documents, receive copies for a reasonable fee and, if holding alone or with other holders, 25% or more of the voting stock, have access to accounting documents; and

•       exercise other rights of a shareholder provided by our charter, Russian legislation and decisions of shareholders’ meeting approved in accordance with its competence.

Preemptive Rights

The Federal Law on Joint Stock Companies and our charter provide existing shareholders with a preemptive right to purchase shares or securities convertible into shares during an open subscription in the amount proportionate to their existing shareholdings. In addition, the Federal Law on Joint Stock Companies provides shareholders with a preemptive right to purchase shares or securities convertible into shares, in an amount proportionate to their existing shareholdings, during a closed subscription if the shareholders voted against or did not participate in the voting on the decision approving such subscription. The preemptive right does not apply to a closed subscription to the existing shareholders provided that such shareholders may each acquire a whole number of shares or securities convertible into shares being placed in an amount proportion to their existing shareholdings. We must provide shareholders with written notice of the proposed sale of shares at least 45 days prior to the offering, during which time shareholders may exercise their preemptive rights.

Dividends

The Federal Law on Joint Stock Companies and our charter set forth the procedure for determining the quarterly and annual dividends that we may distribute to our shareholders. We may declare dividends based on our first quarter, six month, nine month or annual results. Dividends are recommended to a shareholders’ meeting by a majority vote of the board of directors and approved by the shareholders’ meeting by a majority vote. A decision on quarterly, six month and nine month dividends must be taken within three months of the end of the respective quarter at the shareholders’ meeting; and a decision on annual dividends must be taken at the annual general shareholders’ meeting. The dividend approved at the shareholders’ meeting may not be more than the amount recommended by the board of directors. Dividends to be paid based on the shareholders’ decision shall be paid up until the end of the year on which the decision to make the payment has been adopted, unless the shareholders’ decision provides for a lesser term. Dividends are distributed to holders of our shares as of the record date for the shareholders’ meeting approving the dividends. See “—General Shareholders’ Meetings—Notice and Participation” below.

The Federal Law on Joint Stock Companies allows dividends to be declared only out of net profits calculated under Russian accounting standards and as long as the following conditions have been met:

•       the charter capital of the company has been paid in full;

•       the value of the company’s net assets on the date of the adoption of the decision to pay dividends is not less (and would not become less as a result of the proposed dividend payment) than the sum of the company’s charter capital, the company’s reserve fund and the difference between the liquidation value and the par value of the issued and outstanding preferred stock of the company;

•       the company has repurchased all shares from shareholders having the right to demand repurchase; and

•       the company is not, and would not become, insolvent as the result of the proposed dividend payment.

Distributions to Shareholders on Liquidation

Under Russian legislation, liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Federal Law on Joint Stock Companies and our charter allows us to be liquidated:

•       by a three-quarters majority vote of a shareholders’ meeting; or

•       by a court order.

Following a decision to liquidate us, the right to manage our affairs would pass to a liquidation commission appointed by shareholders’ meeting. In the event of an involuntary liquidation, the court may assign the duty to liquidate the company to its shareholders. Creditors may file claims within a period to be determined by the liquidation commission, but such period must not be less than two months from the date of publication of notice of liquidation by the liquidation commission.

The Civil Code of the Russian Federation gives creditors the following order of priority during liquidation:

•       individuals owed compensation for injuries, deaths or moral damages;

•       employees;

•       federal and local governmental entities claiming taxes and similar payments to the federal and local budgets and to non-budgetary funds; and

•       other creditors in accordance with Russian legislation.

•       Claims of creditors in obligations secured by a pledge of the company’s property (“secured claims”) are satisfied out of the proceeds of sale of the pledged property prior to claims of any other creditors except for the creditors of the first and second priorities described above, provided that claims of such creditors arose before the pledge agreements in respect of the company’s property were made. To the extent that the proceeds of sale of the pledged property are not sufficient to satisfy secured claims, the latter are satisfied simultaneously with claims of the fourth priority creditors as described above.

•       The Federal Law on Insolvency (Bankruptcy), however, provides for a different order of priority for creditors’ claims in the event of bankruptcy.

The remaining assets of a company are distributed among shareholders in the following order of priority:

•       payments to repurchase shares from shareholders having the right to demand repurchase;

•       payments of declared but unpaid dividends on preferred shares and the liquidation value of the preferred shares determined by the company’s charter, if any; and

•       payments to holders of common and preferred shares.

Liability of Shareholders

The Civil Code of the Russian Federation and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of a joint stock company and bear only the risk of loss of their investments. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is called an “effective parent.” The person or entity whose decisions are capable of being so determined is called an “effective subsidiary.” The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•       this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such persons; and

•       the effective parent gives binding instructions to the effective subsidiary.

Thus, a shareholder of an effective parent is not itself liable for the debts of the effective parent’s effective subsidiary, unless that shareholder is itself an effective parent of the effective parent. Accordingly, a shareholder will not be personally liable for our debts or those of our effective subsidiaries unless such shareholder controls our business and the conditions set forth above are met.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or omission of an effective parent only when the effective parent has used the right to give binding instructions, knowing that the consequence of carrying out this action would be insolvency of this effective subsidiary. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises, such as through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take any action or fail to take any action knowing that such action or failure to take action would result in losses.

Alteration of Capital

Charter Capital Increase

We may increase our charter capital by

•       issuing new shares; or

•       increasing the nominal value of previously issued shares.

A decision on any issuance of shares or securities convertible into shares by closed subscription, or an issuance by open subscription of common shares or securities convertible into common shares constituting 25% or more of the number of issued common shares, requires a three-quarters majority vote of a shareholders’ meeting. Otherwise, a decision to increase the charter capital by increasing the nominal value of issued shares requires a majority vote of a shareholders’ meeting. In certain circumstances provided in our charter, a decision to increase the charter capital may be taken by our board of directors. In addition, the issuance of shares above the number provided in our charter necessitates a charter amendment, which requires a three-quarters affirmative vote of a shareholders’ meeting.

The Federal Law on Joint Stock Companies requires that the value of newly issued shares be determined by the board of directors based on their market value but not less than their nominal value, except in limited circumstances where (i) existing shareholders exercise a preemptive right to purchase shares at not less than 90% of the price paid by third parties, or (ii) fees up to 10% are paid to intermediaries, in which case the fees paid may be deducted from the price. The price may not be set at less than the nominal value of the shares. The board of directors shall value any in-kind contributions for the new shares, based on the appraisal report of an independent appraiser.

Russian securities regulations set out detailed procedures for the issuance and registration of shares of a joint stock company. These procedures require:

•       prior registration of a share issuance with the Federal Service for the Financial Markets;

•       public disclosure of information relating to the share issuance; and

•       following the placement of the shares, registration and public disclosure of the results of the placement of shares.

Charter Capital Decrease; Share Buy-Backs

The Federal Law on Joint Stock Companies does not allow a company to reduce its charter capital below the minimum charter capital required by law, which is 100,000 rubles for an open joint stock company. Our charter requires that any decision to reduce our charter capital, whether through the repurchase and cancellation of shares or a reduction in the nominal value of the shares, be made by a majority vote of a shareholders’ meeting. Additionally, within 30 days of a decision to reduce our charter capital, we must issue a written notice to our creditors and publish this decision. Our creditors would then have the right to demand, within 30 days of such notice or publication or receipt of our notice, early termination of relevant obligations by us, as well as compensation for damages.

The Federal Law on Joint Stock Companies and our charter allow our shareholders or the board of directors to authorize the repurchase of up to 10% of our shares in exchange for cash. The repurchased shares pursuant to a board decision must be resold at the market price within one year of their repurchase or, failing that, the shareholders must decide to cancel such shares and decrease the charter capital. Repurchased shares do not bear voting rights.

A shares repurchase pursuant to a decision of our shareholders’ meeting to decrease the overall number of shares are cancelled at their redemption.

The Federal Law on Joint Stock Companies allows us to repurchase our shares only if, at the time of repurchase:

•       our charter capital is paid in full;

•       we are not and would not become, as a result of the repurchase, insolvent;

•       the value of our net assets at the time of repurchase of our shares is not less (and would not become less, as a result of the proposed repurchase) than the sum of our charter capital, the reserve fund and the difference between the liquidation value and par value of our issued and outstanding preferred shares; and

•       we have repurchased all shares from shareholders having the right to demand repurchase of their shares in accordance with Russian law, as described immediately below.

The Federal Law on Joint Stock Companies and our charter provide that our shareholders may demand repurchase of all or some of their shares as long as the shareholder demanding repurchase voted against or did not participate in the voting on the decision approving any of the following actions:

•       reorganization;

•       conclusion of a major transaction, as defined under Russian law; or

•       amendment of our charter or approval of a restated version of our charter in a manner which restricts shareholders’ rights.

We may spend up to 10% of our net assets calculated under Russian accounting standards on the date of the adoption of the decision which gives rise to a share redemption demanded by the shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of our net assets, we will repurchase shares from each such shareholder on a pro-rata basis. Repurchase of the shares is at a price agreed on by the board of directors, but shall not be less than the market price determined by an independent appraiser.

Registration and Transfer of Shares

Russian legislation requires that a joint stock company maintain a register of its shareholders. Ownership of our registered shares is evidenced solely by entries made in such register. Any of our shareholders may obtain an extract from our register certifying the number of shares that such shareholder holds. Since May 10, 2000, Registrar NIKoil OJSC has maintained our register of shareholders.

The purchase, sale or other transfer of shares is accomplished through the registration of the transfer in the shareholder register, or the registration of the transfer with a depositary if shares are held by a depositary. The registrar or depositary may not require any documents in addition to those required by Russian legislation in order to transfer shares in the register. Refusal to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is not allowed, except in certain instances provided for by Russian legislation, and may be challenged in court.

Reserve Fund

Russian legislation requires that each joint stock company establish a reserve fund to be used only to cover the company’s losses, redeem the company’s bonds and repurchase the company’s shares in cases when other funds are not available. Our charter provides for a reserve fund of 15% of our charter capital, funded through mandatory annual transfers of at least 5% of our net profits until the reserve fund has reached the 15% requirement.

Disclosure of Information

Russian securities regulations require us to make the following periodic public disclosures and filings:

•       filing quarterly reports with the Federal Service for the Financial Markets, or the FSFM, containing information about us, our shareholders and depositary, the structure of our management bodies, the members of the board of directors, our branches and representative offices, our shares, bank accounts and auditors, important developments during the reporting quarter, and other information about our financial and business activity;

•       filing with the FSFM and publishing in the FSFM’s periodical print publication, as well as in other media, any information concerning material facts and changes in our financial and business activity, including our reorganization, certain changes in the amount of our assets, decisions on share issuances, certain changes in ownership and shareholding as well as shareholder resolutions;

•       disclosing information on various stages of share placement, issuance and registration through publication of certain data as required by the securities regulations;

•       disclosing our annual report and annual financial statements prepared in accordance with Russian accounting standards;

•       filing with the FSFM on a quarterly basis a list of our affiliated companies and individuals; and

•       other information as required by applicable Russian securities legislation.

General Shareholders’ Meetings

Procedure

The powers of a shareholders’ meeting are set forth in the Federal Law on Joint Stock Companies and in our charter. A shareholders’ meeting may not decide on issues that are not included in the list of its competence by the Federal Law on Joint Stock Companies and our charter. Among the issues which the shareholders have the exclusive power to decide are:

•       charter amendments;

•       reorganization or liquidation;

•       election and removal of members of the board of directors;

•       determination of the amount of compensation for members of the board of directors;

•       appointment and removal of the company’s president;

•       determination of the number, nominal value, class/type of authorized shares and the rights granted by such shares;

•       changes in our charter capital;

•       appointment and removal of our external auditor and of the members of our review commission and counting commission;

•       approval of certain interested party transactions and major transactions;

•       decision on our participation in holding companies, commercial or industrial groups, or other associations of commercial entities;

•       approval of certain internal documents and corporate records;

•       distribution of profits and losses, including approval of dividends;

•       redemption by the company of issued shares in cases provided by the Federal Law on Joint Stock Companies; and

•       other issues, as provided for by the Federal Law on Joint Stock Companies and our charter.

Voting at a shareholders’ meeting is generally based on the principle of one vote per share of common stock, with the exception of the election of the board of directors, which is done through cumulative voting. Decisions are generally passed by a majority vote of the voting shares present at a shareholders’ meeting. However, Russian law requires a three-quarters majority vote of the voting shares present at a shareholders’ meeting to approve the following:

•       charter amendments;

•       reorganization or liquidation;

•       major transactions involving assets in excess of 50% of the balance sheet value of the company’s assets;

•       determination of the number, nominal value, and category (type) of authorized shares and the rights granted by such shares;

•       repurchase by the company of its issued shares;

•       any issuance of shares or securities convertible into shares of common stock by closed subscription; or

•       issuance by open subscription of shares of common stock or securities convertible into common stock, in each case, constituting 25% or more of the number of issued and outstanding shares of common stock.

The quorum requirement for our shareholders’ meetings is met if holders of shares (or their representatives) accounting for more than 50% of the issued voting shares are present. If the 50% quorum requirement is not met, another shareholders’ meeting with the same agenda may (and, in case of an annual shareholders’ meeting must) be scheduled and the quorum requirement is satisfied if holders of shares (or their representatives) accounting for at least 30% of the issued voting shares are present at that meeting.

The annual shareholders’ meeting must be convened by the board of directors between March 1 and June 30 of each year, and the agenda must include the following items:

•       election of the members of the board of directors;

•       election of the president of the company and the counting commission, if their terms are expiring;

•       approval of the annual report and the annual financial statements, including the balance sheet and profit and loss statement;

•       approval of distribution of profits, including approval of dividends, and losses, if any;

•       appointment of an independent auditor; and

•       appointment of the members of the review commission.

A shareholder or group of shareholders owning in the aggregate at least 2% of the issued voting shares may introduce proposals for the agenda of the annual shareholders’ meeting and may nominate candidates for the board of directors, counting commission, review commission and company president. Any agenda proposals or nominations must be provided to the company no later than 105 calendar days after the preceding financial year end.

Extraordinary shareholders’ meetings may be called by the board of directors on its own initiative, or at the request of the review commission, the independent auditor or a shareholder or group of shareholders owning in the aggregate at least 10% of the issued voting shares as of the date of the request. The decision by the board of directors to call or reject the call for an extraordinary shareholders’ meeting shall be sent to the party that requested the meeting within three days after such a decision was made.

A general meeting of shareholders may be held in a form of a meeting or by absentee ballot. The form of a meeting contemplates the adoption of resolutions by the general meeting of shareholders through the attendance of the shareholders or their authorized representatives for the purpose of discussing and voting on issues of the agenda, provided that if a ballot is mailed to shareholders for participation at a meeting convened in such form, the shareholders may complete and mail the ballot back to the company without personally attending the meeting. A general meeting of the shareholders by absentee ballot contemplates the determination of collecting shareholders’ opinions on issues of the agenda by means of a written poll.

The following issues cannot be decided by a shareholders’ meeting by absentee ballot:

•       election of the members of the board of directors;

•       election of the review commission;

•       approval of a company’s independent auditor; and

•       approval of the annual report, the annual financial statements, including balance sheet, profit and loss statement, and any distribution of profits, including approval of annual dividends and losses, if any.

Notice and Participation

All shareholders entitled to participate in a general shareholders’ meeting must be notified of the meeting, whether the meeting is to be held in the form of a meeting or by absentee ballot, no less than 30 days prior to the date of the meeting, and such notification shall specify the agenda for the meeting. However, if it is an extraordinary shareholders’ meeting to elect the board of directors, shareholders must be notified at least 50 days prior to the date of the meeting. Only those items that were set out in the agenda to shareholders may be voted upon at a general shareholders’ meeting.

If a nominal holder of the shares registers in the register of shareholders, then a notification of the shareholders’ meeting shall be sent to the nominal holder. The nominal holder must notify its clients in accordance with Russian legislation or an agreement with the client.

The list of shareholders entitled to participate in a general shareholders’ meeting is to be compiled on the basis of data in our shareholders register on the date established by the board of directors, which date may neither be earlier than the date of adoption of the board resolution to hold a general shareholders’ meeting nor more than 50 days before the date of the meeting (or, in the case of an extraordinary shareholders’ meeting to elect the board of directors, not later than 65 days before the date of the meeting).

The right to participate in a general meeting of shareholders may be exercised by a shareholder as follows:

•       by personally participating in the discussion of agenda items and voting thereon;

•       by sending an authorized representative to participate in the discussion of agenda items and to vote thereon;

•       by submitting a written ballot reflecting the shareholders’ voting on the agenda items; or

•       by delegating the right to submit such written ballot to an authorized representative.

Board of Directors

Our charter provides that our entire board of directors is up for election at each annual general shareholders’ meeting. Our board of directors is elected through cumulative voting. Under cumulative voting, each shareholder may cast an aggregate number of votes equal to the number of shares held by such shareholder multiplied by the number of persons to be elected to our board of directors, and the shareholder may give all such votes to one candidate or spread them between two or more candidates. Before the expiration of their term, the directors may be removed as a group at any time without cause by a majority vote of a shareholders’ meeting.

The Federal Law on Joint Stock Companies requires at least a five-member board of directors for all joint stock companies, at least a seven-member board of directors for a joint stock company with more than 1,000 holders of voting shares, and at least a nine-member board of directors for a joint stock company with more than 10,000 holders of voting shares. Only natural persons (as opposed to legal entities) are entitled to sit on the board. Members of the board of directors are not required to be shareholders of the company. The actual number of directors is determined by the company’s charter or a decision of the shareholders’ meeting. Our charter provides that our board of directors consists of seven members, which number may be increased to nine pursuant to a decision of the general meeting of shareholders. Currently, our board of directors consists of seven members.

The Federal Law on Joint Stock Companies prohibits a board of directors from acting on issues that fall within the exclusive competence of the general shareholders’ meeting. Our board of directors has the power to perform the general management of the company, and to decide, among others, the following issues:

•       determination of our business priorities;

•       convening annual and extraordinary shareholders’ meetings, except in certain circumstances specified in the Federal Law on Joint Stock Companies;

•       approval of the agenda for the shareholders’ meeting and determination of the record date for shareholders entitled to participate in a shareholders’ meeting;

•       placement of our bonds and other securities in cases specified in the Federal Law on Joint Stock Companies;

•       determination of the price of our property and of our securities to be placed or repurchased, as provided for by the Federal Law on Joint Stock Companies;

•       repurchase of our shares, bonds, and other securities in certain cases provided for by the Federal Law on Joint Stock Companies;

•       recommendations on the amount of the dividend and the payment procedure thereof;

•       recommendations on the amount of remuneration and compensation to be paid to the members of our review commission and on the fees payable for the services of an independent auditor;

•       the use of our reserve fund and other funds;

•       approval of our internal documents, except for those documents whose approval falls within the competence of our shareholders or the president;

•       the creation and liquidation of branches and representative offices;

•       approval of major and interested party transactions in certain cases provided for by the Federal Law on Joint Stock Companies;

•       increasing our charter capital by issuing additional shares within the limits of the authorized charter capital, except in certain circumstances specified in our charter;

•       approval of our share registrar and the terms of the agreement with it; and

•       other issues, as provided for by the Federal Law on Joint Stock Companies and our charter.

Our charter generally requires a majority vote of the directors present for an action to pass, with the exception of actions for which Russian legislation requires a unanimous vote or a majority vote of the disinterested and independent directors, as described therein. A board meeting is considered duly assembled and legally competent to act when a majority of elected directors is present.

The special Regulation “About the Board of Directors of OJSC Mobile TeleSystems” was approved by the annual shareholders’ meeting on June 23, 2006. In accordance with clause 1.8 of the Regulation, the members of the board of directors have the right to:

•       receive information regarding our operations;

•       propose issues to be discussed by the board of directors;

•       review the minutes of the board of directors meetings;

•       express their own point of view during the board of directors meetings;

•       request to include in the minutes of the meetings their personal opinion concerning issues on the agenda and decisions made with respect thereto; and

•       receive a remuneration and/or compensation of expenses related to the execution of their duties as members of the board of directors in accordance with decisions of the general shareholders’ meeting.

In accordance with clause 1.9 of the Regulation, the members of the board of directors must:

•       act in our interests;

•       execute their duties in a confident and scrupulous manner;

•       act within their rights and in accordance with the purposes of the board of directors;

•       not distribute confidential information concerning us and protect such information from unlawful and improper use and publishing, and not use such confidential information in their own or third parties’ commercial purposes;

•       participate in the work of the board of directors;

•       participate in the voting process during the board of directors meetings;

•       complete the tasks assigned by the board of directors;

•       evaluate the risks and consequences of the decisions made;

•       inform us on a timely basis about their participation in the management of other companies and changes in such participation;

•       restrain from voting on issues of personal interest;

•       inform the board of directors about future deals in which they may have a personal interest;

•       disclose information about the holding, disposal or acquisition of our shares and other securities; and

•       restrain from actions, which could lead to a conflict between their personal and our interests.

Interested Party Transactions

Under the Federal Law on Joint Stock Companies, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the company. “Interested party transactions” include transactions involving a member of the board of directors or member of any executive body of the company (including the company’s chief executive office and/or the company’s managing organization), any person that owns, together with any affiliates, at least 20% of a company’s issued voting shares or any person who is able to direct the actions of the company, if that person and/or that person’s spouse, parents, children, adoptive parents or children, brothers or sisters or affiliates, is/are:

•       a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

•       the owner of at least 20% of the issued shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

•       a member of the board of directors or a member of any management body of a company that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary, or a member of the board of directors or of any management body of a management organization of such a company.

The Federal Law on Joint Stock Companies requires that an interested party transaction by a company with more than 1,000 shareholders be approved by a majority vote of the independent directors of the company who are not interested in the transaction. For purposes of this rule, an “independent director” is a person who is not, and within the year preceding the decision to approve the transaction was not, a general director/president, a member of any executive body or an affiliate of the company, or a member of the board of directors or any management body of the company’s management organization. Additionally, such person’s spouse, parents, children, adoptive parents or children, brothers or sisters may not, and within the year preceding the date of the decision to approve the transaction did not, occupy positions in the executive bodies of the company or positions on the board of directors or of any management body of the company’s management organization. For companies with 1,000 or fewer shareholders, an interested party transaction must be adopted by a majority vote of the directors who are not interested in the transaction if the number of these directors is sufficient to constitute a quorum.

Approval by a majority of shareholders who are not interested in the transaction is required if:

•       the value of such transaction or a number of interrelated transactions is 2% or more of the balance sheet value of the company’s assets determined under Russian accounting standards;

•       the transaction or a number of interrelated transactions involves the issuance, by subscription, of voting shares or securities convertible into voting shares, or a secondary market sale of such securities, in an amount exceeding 2% of the company’s issued voting stock;

•       the number of directors who are not interested in the transaction is not sufficient to constitute a quorum; or

•       all the members of the board of directors of the company are interested parties, or none of them is an independent director.

Approval by a majority of shareholders who are not interested in the transaction may not be required, until the next annual shareholders’ meeting, for an interested party transaction if such transaction is substantially similar to transactions concluded by the company and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction.

The approval of interested party transactions is not required in the following instances:

•       the company has only one shareholder that simultaneously performs the functions of the executive body of the company;

•       all shareholders of the company are deemed interested in such transactions;

•       the transactions arise from the shareholders executing their preemptive rights to purchase newly issued shares of the company;

•       the transactions arise from the repurchase, whether mandatory or not, by the company of its issued shares; or

•       the company mergers with another company, and the latter owns more than three-fourths of the voting capital stock of the company.

Major Transactions

The Federal Law on Joint Stock Companies defines a “major transaction” as a transaction, or a number of interrelated transactions, involving the acquisition or disposal, or a possibility of disposal (whether directly or indirectly) of property having a value of 25% or more of the balance sheet value of the assets of a company determined under Russian accounting standards, with the exception of transactions conducted in the ordinary course of business or transactions involving the placement of common stock, or securities convertible into common stock. Major transactions involving assets having a value ranging from 25% to 50% of the balance sheet value of the assets of a company require unanimous approval by all members of the board of directors or, failing to receive such approval, a simple majority vote of a shareholders’ meeting. Major transactions involving assets having a value in excess of 50% of the balance sheet value of the assets of a company require a three-quarters majority vote of a shareholders’ meeting.

Change in Control

Anti-takeover Protection

Russian legislation requires that any person that intends, either individually or together with its affiliates, to acquire 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company having more than 1,000 holders of common stock, must give at least 30, but no more than 90, days’ prior written notice to the company. Additionally, the Federal Law on Joint Stock Companies provides that a person that has acquired either individually, or together with its affiliates, 30% or more (including, for such purposes, the shares already owned by this person or its affiliates) of the common stock of a company with more than 1,000 holders of common stock, within 30 days of acquiring the shares, must offer to buy all of the common stock or securities that are convertible into common stock at a market price which shall not be lower than the weighted average price of the common stock over the six month period before the date of acquisition. These requirements also apply to any acquisitions of each subsequent 5% or more of the issued common stock of a company by a person already holding (together with its affiliates) over 30% of the issued common stock of such company. If the acquirer fails to observe these requirements, it will be limited to voting only those shares it purchased in compliance with these requirements. The requirement to make a buyout offer of securities may be waived in a company’s charter or by a resolution adopted by a majority vote of a shareholders’ meeting, excluding the votes of the acquirer (and its affiliates). Our charter does not contain a waiver of this requirement.

Effective July 1, 2006, the above requirements of Russian legislation will be modified as follows:

•       A person intending to acquire 30% or more of an open joint stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates), will be entitled to make a public tender offer to other holders of such shares or securities convertible into such shares.

•       A person that has acquired 30% or more of the totality of an open joint-stock company’s ordinary shares and voting preferred shares (including, for such purposes, shares already owned by such person and its affiliates, but excluding shares that were acquired pursuant to previous voluntary or mandatory offers) will generally be required to make, within 35 days of acquiring such shares, a public tender offer for other shares of the same class and for securities convertible into such shares, at a price determined based on a weighted market price of the shares, or on a price supplied by an independent appraiser if the shares have no or insufficient trading history. From the moment of acquisition of 30% or more of the shares until the moment of delivery of an offer to the security holders, the person making an offer and its affiliates will be able to register for quorum and vote only 30% of the shares of the company (regardless of the size of their actual holdings). These rules are also applied (or reapplied) to acquisitions resulting in a person or a group of persons owning more than 50% and 75% of a company’s outstanding shares.

•       A person that as a result of such an offer becomes (individually or with its affiliates) the owner of more than 95% of the company’s ordinary shares and voting preferred shares, must buy out the remaining shares of the company as well as other securities convertible into such shares upon request of the holders of such shares or other securities, and may require such holders to sell such shares and other securities, at a price based on the prices of the preceding acquisition by the offeror.

•       An offer of the kind described in either of the preceding three paragraphs must be accompanied by a bank guarantee of payment. If the company is publicly traded, prior notice of the offer must be filed with the FSFM; otherwise, notice must be filed with the FSFM no later than the date of the offer. The FSFM may order amendments to the terms of the offer (including price) in order to bring them into compliance with the rules.

•       Once such an offer has been made, competing offers for the same securities can be made by third parties and, in certain circumstances, acceptance of the initial offer may be withdrawn by the security holders who choose to accept such competing offer. From the making of such an offer until 20 days after its expiry (which period may in certain cases exceed 100 days) the company’s shareholders’ meeting will have the sole power to make decisions on charter capital increase, issuance of securities, approval of certain major transactions, and on certain other significant matters.

The above rules may be supplemented through FSFM rulemaking, which may result in a wider, narrower or more specific interpretation of these rules by the government and judicial authorities, as well as by market participants.

Approval of the Federal Antimonopoly Service

Pursuant to Russian antimonopoly legislation, transactions involving companies with a combined value of assets under Russian accounting standards that exceeds a certain threshold or companies registered as having more than a 35% share of a certain commodity market, and which would result in a shareholder (or a group of affiliated shareholders) holding more than 20% of the voting capital stock of such company, or in a transfer between such companies of assets or rights to assets, the value of which exceeds a certain amount, must be approved in advance by the Federal Antimonopoly Service.

Disclosure of Ownership

A holder of our common shares is required to disclose information concerning its holdings in the following cases:

•       the holder acquires 20% or more of our common shares;

•       the holder increases its percentage holding of our common shares to a level in excess of 5% (or an integral multiple thereof) higher than 20% thereof; and

•       the holder decreases its percentage holding of our common shares to a level in excess of 5% (or an integral multiple thereof) higher (but not lower) than 20% thereof.

Effective July 1, 2006, a holder of our common shares will be required to publicly disclose an acquisition of 5% or more of the outstanding common shares of the company, as well any change in the amount of common shares held by such holder, if as a result of such change the percentage of common shares held by the holder becomes greater or lesser than 5, 10, 15, 20, 25, 30, 50 or 75 percent of the outstanding common shares of the company.

Notification of Foreign Ownership

Foreign persons registered as individual entrepreneurs in Russia who acquire shares in a Russian joint stock company and foreign companies that acquire shares in a Russian joint stock company may need to notify the Russian tax authorities within one month following such acquisition. However, the procedure for notifying the Russian tax authorities by foreign companies that are not registered with such tax authorities at the time of their share acquisition remains unclear.

C.               Material Contracts

The following is a description of contracts that we and/or our subsidiaries are a party to and that are or may be material to our business:

Syndicated Loans and Credit Facilities

On April 21, 2006, we entered into a syndicated loan facility with several international financial institutions, including: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited. The facility allows us to borrow up to $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. We expect to use the proceeds for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in three years. The second tranche matures in April 2011, bears interest of LIBOR+1.00% per annum within the first three years and LIBOR+1.15% per annum thereafter and is repayable in 13 equal quarterly installments, commencing in April 2008. The loan is subject to certain restrictive covenants, including, inter alia, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates. As of June 23, 2006, we had drawn $630 million under this loan facility.

In December 2005, UMC signed an agreement with Citibank N.A., ING Bank N.V. and Raiffeisen Zentralbank Osterreich AG, for a $200.0 million aggregated loan facility to be made available in two tranches of $103.0 million and $97.0 million. UMC expects to use these funds for general corporate purposes, including financing of capital expenditures and refinancing of existing indebtedness. We have guaranteed the amount outstanding under the first tranche. The first and the second tranche bear interest at LIBOR+0.75% and LIBOR+2.25% per annum, respectively. The commitment fee is calculated on a daily basis at the rate of 45% of the applicable margin established for each tranche. The loan is subject to certain restrictive covenants, including financial ratios and covenants limiting our ability to convey or dispose our properties and assets to another person. We believe that as of December 31, 2005, we were in compliance with all existing covenants. Each tranche is redeemable in four equal installments within a year after the signing date. As of December 31, 2005, the outstanding balances under the loan were $103.0 million and $97.0 million, respectively.

In October 2004, we entered into two credit facility agreements with HSBC Bank plc and ING BHF-BANK AG for a total amount $121.4 million. The facilities also allow uncommitted additional borrowing of up to $36.5 million. In April 2005, the lenders agreed to increase the amount of available credit facility by $28.3 million. The funds received under the facilities were used to purchase telecommunications equipment and software from Siemens AG and Alcatel SEL AG for technical upgrades and the expansion of our network. The facility bears interest at LIBOR+0.43% per annum. A commitment fee of 0.20% per annum and an arrangement fee of 0.25% will be paid in accordance with the loan agreement. The principal and interest amounts are to be repaid in 17 equal half year installments, starting July 2005 for the first agreement and September 2005 for the second agreement. The debt issuance costs in the amount of $25.9 million were capitalized. As of December 31, 2005 and 2004, the outstanding balances under these agreements were $171.8 million and $77.0 million, respectively. The facilities mature in July and September 2013, and are subject to certain restrictive covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2005, we were in compliance with all existing covenants. As of December 31, 2005, $3.8 million was available under the credit facilities.

In November 2005, MTS Finance entered into a credit facility agreement with ING Bank N.V., which allows it to borrow up to $150.0 million. MTS Finance expects to use these funds for general corporate purposes. The loan bears interest at LIBOR+0.75% per annum. The arrangement fee totaled $0.8 million. The loan is subject to certain restrictive covenants including, inter alia, certain financial ratios. We believe that as of December 31, 2005, we were in compliance with all existing covenants. The facility matures in six months after the first utilization of available loan amount. As of December 31, 2005, $150.0 million was outstanding under the credit facility.

In November 2005, we entered into a credit facility with HSBC Bank plc, ING Bank Deutschland AG and Bayerische Landesbank for up to $123.8 million, and up to $17.3 million of uncommitted additional borrowing. We expect to use these funds to finance the acquisition of telecommunications equipment from Alcatel SEL AG. The loan bears interest at LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and an agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The debt issuance costs in the amount of $19.3 million were capitalized. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose our properties and assets to another person. We believe that as of December 31, 2005, we were in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over nine years. As of December 31, 2005, the balance outstanding under the loan was $63.3 million. As of December 31, 2005, $60.5 million was available under the credit facility.

In December 2005, we signed an agreement with Citibank International plc and ING Bank N.V. for a $130.8 million committed credit facility and a $36.6 million uncommitted additional facility. These funds will be used to purchase telecommunications equipment from Ericsson AB. The loan bears interest at LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2005, we were in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over nine years. As of December 31, 2005, the balance outstanding under the loan was $111.0 million. As of December 31, 2005, $19.7 million was available under the credit facility.

In December 2004, we entered into a credit facility agreement with European Bank for Reconstruction and Development, or EBRD, for a total amount of $150.0 million. The facility bears interest at LIBOR+3.10% per annum. A commitment fee of 0.50% per annum should be paid in accordance with the credit agreement. The agreement matures on December 15, 2011. The debt issuance costs in the amount of $1.5 million were capitalized. As of December 31, 2005 and 2004, the balances outstanding under the loan were $138.5 million and $150.0 million, respectively. The loan is subject to certain restrictive covenants including, inter alia, certain financial ratios. We believe that as of December 31, 2005, we were in compliance with all existing covenants.

In October 2005, we entered into an agreement with Commerzbank AG, HSBC Bank plc and ING Bank Deutschland AG for a $125.8 million committed credit facility. The agreement also allows us to borrow up to $28.3 million under an uncommitted additional facility. We expect to use these funds to purchase telecommunications equipment from Siemens AG. The loan bears interest of LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn portion of the facility. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2005, we were in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over nine years. As of December 31, 2005, the outstanding balance under the loan was $92.8 million. As of December 31, 2005, $33.0 million was available under the credit facility.

In February 2005, we entered into a credit facility with Barclays Bank plc to finance the acquisition of equipment from Motorola Limited. The facility allows borrowing of up to $25.7 million and uncommitted additional borrowing of up to $64.3 million. In December 2005, the agreement with Barclays Bank plc was amended to increase the amount of available uncommitted funds under the facility by $23.3 million. The original facility bears interest at LIBOR+0.15% per annum and the additional uncommitted facility bears interest at LIBOR+0.13% per annum. An arrangement fee of 0.4% of the original facility amount and of 0.4% of each additional commitment facility amount will be paid in accordance with the agreement. The commitment fee is 0.175% per annum. The debt issuance costs in the amount of $10.4 million have been capitalized. The facilities are redeemable in equal semi-annual installments by January 31, 2014. The loan is subject to certain covenants, including, inter alia, covenants restricting our ability to convey or dispose of our properties and assets to another person. We believe that as of December 31, 2005, we were in compliance with all existing covenants. As of December 31, 2005, the outstanding balance under the facility was $80.1 million. As of December 31, 2005, $31.7 million was available under the credit facility.

In July 2004, MTS OJSC entered into a $500.0 million syndicated loan agreement with ING Bank N.V., ABN AMRO Bank N.V., HSBC Bank plc, Raiffeisen Zentralbank Oesterreich AG ZAO, Bank Austria Creditanstalt AG, Commerzbank Aktiengesellschaft and others. The credit facility bears interest of LIBOR+2.50% per annum and matures in July 2007. The proceeds of the Syndicated Loan were used by us for corporate purposes, including refinancing our existing indebtedness. In September 2004, the total amount available under the Syndicated Loan was increased by $100.0 million to $600.0 million. The commitment fee for the Syndicated Loan amounted to $0.5 million. The debt issuance costs in the amount of $10.2 million have been capitalized. At December 31, 2005, $460.0 million remained outstanding under the Syndicated Loan. The Syndicated Loan is subject to restrictive covenants including, inter alia, certain financial ratios. As of December 31, 2005, we were in compliance with all existing covenants. As of June 23, 2006, we had drawn $320 million under the credit facility, which we expect to be paid out in July 2006.

Notes Indentures and Guarantees

We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on January 30, 2003. The 9.75% notes were issued under an indenture dated January 30, 2003. Interest on the notes is payable in arrears on January 30 and July 30 of each year, commencing on July 30, 2003. These notes are guaranteed by us and mature on January 30, 2008. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $396.1 million were used for general corporate purposes, including the acquisition of 57.7% and 26.0% stakes in Ukrainian Mobile Communications in March and June 2003, respectively, and other acquisitions of mobile operators in Russia.

We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. on October 14, 2003. The 8.375% notes were issued under an indenture dated October 14, 2003. Interest on the notes is payable in arrears on April 14 and October 14 of each year, commencing on April 14, 2003. These notes are guaranteed by us and mature on October 14, 2010. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $395.4 million were used for general corporate purposes, including dividend payments, capital expenditures, and repayment of existing indebtedness incurred in connection with our acquisitions of mobile operators in Russia and Ukraine.

We completed a $400.0 million notes offering through Mobile TeleSystems Finance S.A. January 28, 2005. The 8.00% notes were issued under an indenture dated January 28, 2005. Interest on the notes is payable in arrears on January 28 and July 28 of each year, commencing on July 28, 2005. These notes are guaranteed by us and mature on January 28, 2012. They are listed on the Luxembourg Stock Exchange. The net proceeds from this offering of $398.9 million were used to repay a $140 million loan we received from Credit Suisse First Boston International in October 2004 for general corporate purposes. We used the remaining net proceeds from the offering for general corporate purposes, including acquisitions and increasing our interests in certain of our subsidiaries.

Each of the indentures sets forth various occurrences, each of which would constitute an event of default. If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of notes or the trustee.

Each of the indentures contains covenants limiting: (a) the ability of the issuer, us and our subsidiaries to incur debt; (b) the ability of the issuer, us and our subsidiaries to create liens; (c) the ability of the issuer, us and our subsidiaries to lease properties sold or transferred by us; (d) our ability to enter into loan facilities with affiliates; (e) our ability to merge or consolidate with another person or convey our properties and assets to another person; and (f) our ability to sell or transfer any of our or our subsidiaries’ GSM licenses for the Moscow and St. Petersburg license areas, the GSM license for the Krasnodar license area, and UMC’s licenses for Ukraine.

In addition, if we experience certain types of mergers, consolidations or other changes in control, noteholders will have the right to require us to redeem the notes at 101% of their principal amount, plus accrued interest. We are also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody’s or Standard & Poor’s. The notes also have cross default provisions with publicly traded debt issued by Sistema.

If we fail to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable. We believe that we are in compliance with all restrictive debt covenants provisions during the three-year period ended December 31, 2005.

Pursuant to the guarantees contained in each indenture, we fully and unconditionally guaranteed all payments of principal and interest on the notes. These guarantees are our general unsecured obligation, senior to all our existing and future subordinated obligations, equal to all our existing and future unsecured obligations, and effectively junior to all our existing and future secured obligations and all existing and future obligations of our subsidiaries.

D.              Exchange Controls

The Federal Law on Currency Regulation and Currency Control which came into effect on June 18, 2004, empowers the government and the Central Bank of Russia to regulate and restrict certain foreign currency operations, including certain types of payments in foreign currency, operations involving foreign securities (including ADSs) and domestic securities (including our common shares), as well as certain types of settlements in rubles between residents and non-residents of Russia. The new regulatory regime remains generally restrictive.

Capital import and export restrictions

Pursuant to the Federal Law on Currency Regulation and Currency Control, the government and the Central Bank of Russia have the power to restrict, in particular, the following operations:

•       investments (not involving the acquisition of securities) by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors;

•       acquisition of Russian securities by foreign investors and foreign securities by Russian investors;

•       grants or receipts of loans and credits between residents and non-residents of Russia;

•       payments for export-import transactions with settlement over 180 days (and in limited cases, from over three to five years) following completion; and

•       the opening by Russian residents of bank accounts outside Russia and the transfers by Russian residents to such accounts of their funds from domestic accounts.

Restrictions that may be introduced include:

•       the requirement for Russian residents to register their accounts in foreign banks with the Russian tax authorities prior to the opening of such accounts (the “prior registration requirement”);

•       the requirement to perform the operations listed above through special banking accounts with authorized Russian banks (the “requirement to use a special account”); and

•       the requirement to deposit in a special non-interest bearing account with an authorized Russian bank (the “reservation requirement”) a monetary sum of:

•        up to 100% of the amount of the foreign currency operation in question for a period of time not exceeding 60 days; or

•        up to 20% of the amount of the foreign currency operation in question for a period of time not exceeding one year.

As of the date hereof, the prior registration requirement has been introduced in respect of the Russian ruble and foreign currency accounts in banks located in countries which are not members of the Organization for Economic Co-operation and Development, or OECD, and the Financial Action Task

Force on Money Laundering, or FATF, established by the G-7, and in respect of ruble accounts in banks located in countries which are members of the OECD or FATF.

As of the date hereof, the requirement to use a special account has been introduced in respect of acquisitions of Russian securities by foreign investors and foreign securities payable in a foreign currency by Russian investors and in respect of the grant or receipt of loans and credits between residents and non-residents of Russia. In particular, the following operations are subject to the requirement to use special accounts:

•       receipt by residents of Russia from non-residents of foreign currency and ruble loans and credits with maturities of three years or less;

•       acquisition of foreign securities (such as ADSs) by Russian investors; and

•       acquisition of Russian securities (such as our shares) by foreign investors.

As of the date hereof, the reservation requirement has been introduced, in particular, in respect of:

•       investments by Russian residents into participatory interests in joint ventures with foreign investors or acquired from foreign investors in the amount of 25% of the sum of the performed currency transaction for 15 days;

•       receipt by residents of Russia of foreign currency and ruble loans and credits with maturities of three years or less in the amount of 2% of the loan/credit for one year;

•       acquisition of foreign securities (such as ADSs) by Russian investors in the amount of 25% of the sum payable for the securities for 15 days;

•       pre-payment by Russian residents for the import of works, services and rights to intellectual property to be transferred by non-residents more than 180 days following the pre-payment, in the amount of 10% of the sum of pre-payment excluding the value of the consideration received from non-residents, for a period of time not exceeding 15 days; and

•       transfer of funds by Russian companies and individual entrepreneurs from their accounts in Russian banks to their accounts in foreign banks, in the amount of 25% of the sum of the transfer for 15 days (except for transfers to support foreign representative offices of Russian companies).

Up to $150,000 worth of foreign securities in one calendar year may be purchased/sold by Russian individuals from/to non-residents without any of the above restrictions.

While at present restrictions imposed on foreign currency operations are limited in scope, the statutory powers of the government and the Central Bank of Russia enable them to:

•       increase the reservation requirements by an increase in the amount and/or the period of reservation; and/or

•       extend the reservation requirements and other restrictions to other types of foreign currency operations envisaged by the Federal Law on Currency Regulation and Currency Control.

Additionally, Russian companies must repatriate 100% of their receivables from the export of goods and services (with a limited number of exemptions, covering, in particular, certain types of secured financing). Furthermore, certain types of cross-border operations may be performed only in rubles, including, for example, transactions with domestic securities, such as our shares, between residents and non-residents of Russia. These requirements increase balances in our ruble-denominated accounts and, consequently, our exposure to currency devaluation risk.

Restrictions on the remittance of dividends, interest or other payments to non-residents

The Federal Law on Foreign Investments in the Russian Federation of July 9, 1999, specifically guarantees foreign investors the right to repatriate their earnings from Russian investments. However, the evolving Russian exchange control regime may materially affect your ability to do so.

Currently, ruble dividends on common shares may be converted into U.S. dollars without restriction. However, the ability to convert rubles into U.S. dollars is also subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble and ruble-denominated investments.

E.               Taxation

The following discussion describes the material United States federal and Russian income and withholding tax consequences to you if you are a U.S. holder of common stock or ADSs and a resident of the United States for purposes of the United States-Russia income tax treaty and are fully eligible for benefits under the United States-Russia income tax treaty. Subject to certain provisions of the United States-Russia income tax treaty relating to limitations on benefits, you generally will be a resident of the United States for treaty purposes that is entitled to treaty benefits if you are:

•       liable, under the laws of the United States, to U.S. tax (other than taxes in respect only of income from sources in the United States or capital situated therein) by reason of your domicile, residence, citizenship, place of incorporation, or any other similar criterion (and, for income derived by a partnership, trust or estate, residence is determined in accordance with the residence of the person liable to tax with respect to such income); and

•       not also a resident of the Russian Federation for purposes of the United States-Russia income tax treaty.

The benefits under the United States-Russia income tax treaty discussed in this document generally are not available to U.S. persons who hold ADSs or common stock in connection with the conduct of a business in the Russian Federation through a permanent establishment as defined in the United States-Russia income tax treaty. Subject to certain exceptions, a U.S. person’s permanent establishment under the United States-Russia income tax treaty is a fixed place of business through which such person carries on business activities in the Russian Federation (generally including, but not limited to, a place of management, a branch, an office and a factory). Under certain circumstances, a U.S. person may be deemed to have a permanent establishment in the Russian Federation as a result of activities carried on in the Russian Federation through agents of the U.S. person. This summary does not address the treatment of holders described in this paragraph.

The following discussion is based on:

•       the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof;

•       Russian legislation; and

•       the United States-Russia income tax treaty (and judicial and administrative interpretations thereof);

all as in effect on the date of this document. All of the foregoing are subject to change, possibly on a retroactive basis, after the date of this document. This discussion is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

We believe, and the following discussion assumes, that for United States federal income tax purposes, we were not a passive foreign investment company for the taxable year ending in 2005, we are not a passive foreign investment company for the current taxable year and we will not become a passive foreign investment company in the future. However, passive foreign investment company determinations are made annually and may involve facts that are not within our control. If we were to be a passive foreign investment company, materially adverse tax consequences could apply to investors who are “United States persons” as defined in the United States Internal Revenue Code of 1986, as amended.

The following discussion is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to you of ownership of common stock or ADSs. We urge you to consult your own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the common stock or ADSs under your own particular factual circumstances.

Russian Income and Withholding Tax Considerations

The Russian tax rules applicable to U.S. holders are characterized by significant uncertainties and limited interpretive guidance. Russian tax authorities have provided limited guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In 2005, the Russian Ministry of Finance stated that ADS holders must be treated as the beneficial owners of the underlying shares for purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares. However, double tax treaty relief is available only if, before the transfer of dividends to the depository, the latter has provided the issuer with a list of ADS holders accompanied by each holder’s tax residency certificate (confirmation of the country of tax residence). It is currently unclear whether depositories will be willing or able to provide residency certificates for ADS holders or implement procedures for holders to benefit from applicable tax treaties. Thus, while a U.S. holder may technically be entitled to benefit from the provisions of the United States-Russia income tax treaty, in practice such relief may be difficult or impossible to obtain.

However, if the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the benefits discussed below regarding the United States-Russia income tax treaty would not be available to U.S. holders. Russian tax law and procedures are also not well developed, and local tax inspectors have considerable autonomy and often interpret tax rules without regard to the rule of law. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in jurisdictions with more developed capital markets.

Taxation of Dividends

Dividends paid to U.S. holders generally will be subject to Russian withholding tax at a 15% rate for legal entities and up to a 30% rate for individual holders. This tax may be reduced to 5% to 10% under the United States-Russia income tax treaty for U.S. holders; a 5% rate applies for U.S. holders who are legal entities owning 10% or more of the company’s outstanding shares, and a 10% rate applies to dividends paid to U.S. holders, including individuals and legal entities, owning less than 10% of the company’s outstanding shares. See “—United States-Russia Income Tax Treaty Procedures.”

If the appropriate documentation has not been provided to us before the dividend payment date, we are required to withhold tax at the full rate, and U.S. holders qualifying for a reduced rate under the United States-Russia income tax treaty then would be required to file claims for refund within three years with the Russian tax authorities. There is significant uncertainty regarding the availability and timing of such refunds.

Taxation of Capital Gains

U.S. holders generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs or common stock outside of Russia if the shares or ADSs are not sold to a Russian resident. Sales or other dispositions of ADSs or common stock to Russian residents, however, may be subject to Russian income or withholding taxes, and for such a sale by a U.S. holder, the Russian resident purchaser may be required to withhold 20% to 30% of any gain realized on the sale. However, there is no mechanism by which a Russian purchaser would be able to effect this withholding upon purchasing ADSs from a U.S. holder in connection with the sale of ADSs on the New York Stock Exchange.

U.S. holders may be able to claim the benefits of a reduced rate of withholding under the United States-Russia income tax treaty on the disposition of shares of common stock or ADSs to Russian residents, or obtain a refund of any withheld amounts at rates different from provided in the treaty, by relying on the United States-Russia income tax treaty and complying with the appropriate procedures described below.

Regardless of the residence of the purchaser, a U.S. holder which is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange, or other disposition of ADSs if immovable property situated in Russia constitutes 50% or less of our assets or if ADSs are sold via foreign exchanges where they are legally circulated.

United States-Russia Income Tax Treaty Procedures

Under current rules, to claim the benefit of a reduced rate of withholding under the United States-Russia income tax treaty, a non-resident generally must provide official certification from the U.S. tax authorities of eligibility for the treaty benefits in the manner required by Russian law.

A U.S. holder may obtain the appropriate certification by mailing completed forms, together with the holder’s name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. holders should apply for such certification as soon as possible.

If tax is withheld by a Russian resident on dividends or other amounts at a rate different from provided in the tax treaty, a U.S. holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within three years from the withholding date for U.S. holders which are legal entities, and within one year from the end of the year in which the withholding occurred for individual U.S. holders. The package should include the appropriate form (1011DT (2002) for non-dividend income and 1012DT (2002) for dividend income), confirmations of residence of the foreign holder (IRS Form 6166), a copy of the agreement or other documents substantiating the payment of income, documents confirming the beneficial ownership of the dividends recipient and the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

Neither the depositary nor us has or will have any obligation to assist an ADS holder with the completion and filing of any tax forms.

United States Federal Income Tax Considerations

The following is a general description of the material United States federal income tax consequences that apply to you if you are, for United States federal income tax purposes, a beneficial owner of ADSs or common stock who is a citizen or resident of the United States, a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. tax regardless of its source, or a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or common stock, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•       an insurance company;

•       a tax-exempt organization;

•       a financial institution;

•       a person subject to the alternative minimum tax;

•       a person who is a broker-dealer in securities;

•       an S corporation;

•       an expatriate subject to Section 877 of the United States Internal Revenue Code;

•       an owner of, directly, indirectly or by attribution, 10 percent or more of the outstanding shares of common stock; or

•       an owner holding ADSs or common stock as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common stock or ADSs as “capital assets” within the meaning of Section 1221 of the United States Internal Revenue Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.

For purposes of applying United States federal income and withholding tax law, a holder of an ADS should be treated as the owner of the underlying shares of common stock represented by that ADS.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States persons holding ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States persons, as described below. Accordingly, the analysis of the creditability of Russian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends on Common Stock or ADSs

For United States federal income tax purposes, the gross amount of a distribution, including any Russian withholding taxes, with respect to common stock or ADSs will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) either (a) our ADSs continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Russia income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of common stock. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in common stock or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common stock or ADSs. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock or ADSs generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common stock or ADSs, which is generally available for dividends paid by U.S. corporations.

If a dividend distribution is paid in rubles, the amount includible in income will be the U.S. dollar value of the dividend, calculated using the exchange rate in effect on the date the dividend is includible in income by you, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in your income to the date the rubles are converted into U.S. dollars will be treated as ordinary income or loss. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the United States-Russia income tax treaty to the extent the United States dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

Russian withholding tax at the rate applicable to you under the United States-Russia income tax treaty should be treated as a foreign income tax that, subject to generally applicable limitations and conditions, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. If, however, the holder of an ADS is not treated as the owner of the underlying common stock represented by the ADS for U.S. federal income tax purposes, then Russian withholding tax would not be treated as a foreign income tax eligible for credit as described in the preceding sentence. If Russian tax is withheld at a rate in excess of the rate applicable to you under the United States-Russia income tax treaty, you may not be entitled to credits for the excess amount, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Taxation on Sale or Exchange of Common Stock or ADSs

The sale of common stock or ADSs will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted basis in such common stock or ADSs. That gain or loss will be capital gain or loss if the common stock or ADSs are capital assets in your hands and will be long-term capital gain or loss if the common stock or ADSs have been held for more than one year. If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

Deposits and withdrawals of common stock by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain realized on the sale of common stock or ADSs will generally be treated as U.S. source income and therefore the use of foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of common stock or ADSs.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of common stock or ADSs that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules and U.S. backup withholding tax, unless you are a corporation or other exempt recipient. In addition, you will not be subject to backup withholding if you provide your taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their non-U.S. status.

F.                Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.              Documents on Display

The documents that are exhibits to or incorporated by reference in this document can be read at the U.S. Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or, from outside the United States, at 1-202-942-8090. Copies may also be obtained from the SEC website at www.sec.gov. Information about Mobile TeleSystems OJSC is also available on the Internet at www1.mtsgsm.com. Information included in our website does not form part of this document.

I.                   Subsidiary Information

Not applicable.

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our costs are denominated in currencies other than dollars.

We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing.

Interest Rate Risk

We are exposed to variability in cash flow risk related to our variable interest rate debt and exposed to fair value risk related to our fixed-rate notes. As of December 31, 2005, $1,645.5 million, or 57.7% of our total indebtedness, including capital leases, was variable interest rate debt, while $1,205.1 million, or 42.3% of our total indebtedness, including capital leases, was fixed interest rate debt.

For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of December 31, 2005.

Contractual Maturity Date as of December 31, 2005

Bank	Currency	2006	2007	2008	2009	2010	Thereafter	Total	Annual interest rate (Actual interest rate at December 31, 2005)
	(amounts in thousands of U.S. dollars)
Syndicated loan	USD	$280,000	$180,000	$—	$—	$—	$—	$460,000	7.20%
Citibank N.A., ING Bank N.V. and Raiffeisen AG	USD	200,000	—	—	—	—	—	200,000	5.29%–6.79%
HSBC Bank plc and ING BHF-BANK AG	USD	18,039	21,353	21,353	21,353	21,353	68,365	171,816	5.13%
ING Bank N.V.	USD	150,000	—	—	—	—	—	150,000	5.14%
Citibank International plc and ING Bank N.V.	USD	6,530	13,060	13,060	13,060	13,060	52,239	111,009	5.00%
EBRD	USD	23,077	23,077	23,077	23,077	23,077	23,077	138,462	7.80%
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	10,921	10,921	10,921	10,921	10,921	38,221	92,826	5.00%
ABN AMRO N.V.	USD/EUR	10,397	10,397	10,397	10,397	10,397	31,194	83,179	5.05%–2.99%
Barclays Bank plc		9,609	9,558	9,436	9,436	9,437	32,610	80,086	4.83%–4.85%
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	3,726	7,452	7,452	7,452	7,452	29,804	63,338	5.00%
ING BHF Bank and Commerzbank AG	EUR	12,333	12,334	12,334	6,167	—	—	43,168	3.29%
ING Bank (Eurasia)	USD	20,000	—	—	—	—	—	20,000	6.79%–8.69%
Commerzbank	USD	2,663	2,663	2,663	2,663	2,662	—	13,314	5.10%
HSBC	USD	7,500	—	—	—	—	—	7,500	7.23%
West LB	EUR	4,000	—	—	—	—	—	4,000	4.64%
Nordea Bank Sweden	USD	3,249	—	—	—	—	—	3,249	5.10%
Ericsson	USD	3,150						3,150	8.54%
Other	USD	687						687
Total variable debt		$765,881	$290,815	$110,693	$104,526	$98,359	$275,510	$1,645,784
Weighted average interest rate		6.23%	6.48%	5.31%	5.43%	5.57%	5.14%	5.94%

We would experience an additional interest expense of approximately $16.5 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2005. We would have experienced an additional interest expense of approximately $11.2 million on an annual basis as a result of a hypothetical increase in the LIBOR/EURIBOR by 1% over the current rate as of December 31, 2004. The increase by 47.3% in an additional interest expense is primarily attributable to the LIBOR/EURIBOR fluctuations and change in our debt structure during the year ended December 31, 2005. The fair value of our publicly traded fixed-rate long-term notes as of December 31, 2005, ranged from 101.7% to 105.7% of the notional amount. As of December 31, 2005, the difference between the carrying value and the fair value of other fixed rate debt was immaterial and the majority of capital lease obligations is current. For details of our fixed-rate debt, refer to Note 11 to our audited consolidated financial statements. The fair value of variable rate debt is equivalent to carrying value.

In December 2004, we entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank plc to hedge our exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan. For details of these contracts, see Note 11 to our audited consolidated financial statements.

We continue to consider other financial instruments available to us to mitigate exposure to interest rate fluctuations.

Foreign Currency Risk

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78
2003	31.88	29.25	30.61	29.45
2004	29.45	27.75	28.73	27.75
2005	29.00	27.46	28.31	28.78

(1)                 The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
December 2005	29.00	28.64
January 2006	28.48	28.02
February 2006	28.26	28.10
March 2006	28.12	27.66
April 2006	27.77	27.27
May 2006	27.24	26.92

Source: Central Bank of Russia.

On June 30, 2006, the exchange rate between the ruble and the U.S. dollar was 27.08 rubles per U.S. dollar.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the hryvnia and the U.S. dollar, based on data published by the National Bank of Ukraine. These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Hryvnias per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2001	5.43	5.27	5.37	5.30
2002	5.33	5.30	5.33	5.33
2003	5.33	5.33	5.33	5.33
2004	5.33	5.31	5.32	5.31
2005	5.31	5.05	5.12	5.05

(1)                 The average of the exchange rates on the last business day of each full month during the relevant period.

	Hryvnias per U.S. dollar
	High	Low
December 2005	5.05	5.05
January 2006	5.05	5.05
February 2006	5.05	5.05
March 2006	5.05	5.05
April 2006	5.05	5.05
May 2006	5.05	5.05

Source: National Bank of Ukraine.

On June 30, 2006, the exchange rate between the hryvnia and the U.S. dollar was 5.05 hryvnias per U.S. dollar.

Our principal exchange rate risk involves changes in the value of the ruble and the euro relative to the U.S. dollar. As a result of inflation in Russia and Ukraine, we link our monetary assets and transactions, when possible, to the U.S. dollar, which under SFAS No. 52 is reported in this document as our functional currency. We have not entered into any significant currency hedging arrangements.

Substantially all of our capital expenditures and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries, interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a risk of exchange rate currency fluctuations, we also denominate a majority of our tariffs in Russia, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Central Bank of Russia on the date of payment. However, we intend to move to ruble-denominated tariffs and invoicing in the future and, to that end, we introduced a fixed exchange rate for converting U.S. dollar-denominated tariffs and charges into Russian rubles in 2006.

If either of the ruble or the hryvnia declines against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

Our investment in monetary assets denominated in rubles and hryvnias is also subject to risk of loss in U.S. dollar terms. In particular, we are unable mostly due to virtually absence of the respective market in Russia to hedge the risks associated with our ruble and hryvnia bank or deposit accounts. Generally, as the value of the ruble or the hryvnia declines, our net ruble and hryvnia monetary asset position results in currency remeasurement losses.

The potential decline in the value of the ruble or hryvnia against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles or hryvnias at the time of the investment or acquisition.

A portion of our capital expenditures, operating and borrowing costs are denominated in euro. These include cost of customer equipment, capital expenditures and certain borrowings. We currently do not hedge against the risk of decline in the U.S. dollar against the euro because settlements denominated in euros are not significant.

We would experience a loss of $25.4 million in the fair value of our ruble and hryvnia-denominated net monetary assets as a result of a hypothetical 10.0% increase in the ruble/hryvnia to U.S. dollar exchange rate at December 31, 2005. We would have experienced a loss of $18.6 million in the fair value of our ruble and hryvnia-denominated net monetary assets as a result of a hypothetical 10.0% increase in the ruble/hryvnia to U.S. dollar exchange rate at December 31, 2004. The increase by 36.6% in a hypothetical loss in the fair value of our ruble and hryvnia-denominated net monetary assets primarily resulted from significant ruble/hryvnia to U.S. dollar exchange rate’ fluctuations during the year ended December 31, 2005. We would experience a loss of $5.2 million in the fair value of our euro-denominated monetary liabilities as a result of a hypothetical 10.0% increase in the U.S. dollar to euro exchange rate at December 31, 2005. We would have experienced a loss of $9.4 million in the fair value of our euro-denominated monetary liabilities as a result of a hypothetical 10.0% increase in the U.S. dollar to euro exchange rate at December 31, 2004. The decrease by 44.7% in a hypothetical loss in the fair value of our euro-denominated monetary liabilities was mainly the result of significant U.S. dollar to euro exchange rate fluctuations during the year ended December 31, 2005. We are unable to estimate future loss of earnings as a result of such changes.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-E.   Not Applicable.

Item 15.                 Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our President and Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures as of December 31, 2005. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2005, to achieve their intended objectives.

There were no changes in our internal control over financial reporting during the fiscal year 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.         Audit Committee Financial Expert

Our Board of Directors has determined that Helmut Reuschenbach is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.        Code of Ethics

We have adopted a Code of Ethics that applies to our senior officers. A copy of our Code of Ethics is available on our Internet website, www1.mtsgsm.com.

Item 16C.        Principal Accountant Fees and Services

ZAO Deloitte & Touche CIS has served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees billed for professional services and other services to ZAO Deloitte & Touche CIS in 2005 and 2004.

	Year ended December 31,
	2005	2004
	(in thousands)
Audit Fees	$1,364.8	$1,532.2
Audit-Related Fees	407.2	220.5
Tax Fees	102.1	19.5
All Other Fees	—	—
Total	$1,874.1	$1,722.2

Audit Fees

The Audit Fees for the years 2005 and 2004 were for services associated with the consolidated U.S. GAAP audits, the quarterly reviews, several statutory audits, involvement with four U.S. dollar-denominated notes offerings including the preparation of comfort letters and reviews of the related offering memoranda.

Audit-Related Fees

The Audit-Related Fees paid in 2004 and 2005 mainly included fees for due diligence, accounting consultations and audits in connection with acquisitions and internal control review.

Tax Fees

The Tax Fees for the years 2004 and 2005 were mainly for services associated with tax compliance and other tax consulting services.

All Other Fees

No such fees were billed in 2004 and 2005.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required us to implement a pre-approval process for all engagements with our independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our Audit Committee pre-approves the engagement terms and fees of ZAO Deloitte & Touche CIS for all audit and non-audit services, including tax services. Our Audit Committee pre-approved the engagement terms and fees of ZAO Deloitte & Touche CIS for all services performed for the fiscal year ended December 31, 2005.

Item 16D.       Exemption from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchases were made by or on behalf of us or any affiliated purchaser of shares or other units of any class of our equity securities during the period covered by this annual report.

PART III

Item 17.                 Financial Statements

See instead Item 18.

Item 18.                 Financial Statements

The following financial statements, together with the report of ZAO Deloitte & Touche CIS, are filed as part of this annual report on Form 20-F.

Item 19.               Exhibits

No.	Description
1.1	Charter of Mobile TeleSystems OJSC (English Translation), restated version no. 4, as approved by the Annual General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 23, 2006.
1.2	Amendments and additions to the Charter of Mobile TeleSystems OJSC (English Translation), as approved by the Annual General Meeting of Shareholders of Mobile TeleSystems OJSC held on June 23, 2006.
2.1

Deposit Agreement, dated as of July 6, 2000, by and among, MTS, Morgan Guaranty Trust Company of New York (as depositary), and holders of ADRs is incorporated herein by reference to Exhibit 2.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000, on Form 20-F.

4.1

Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by ABN AMRO Bank N.V., HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG as Original Mandated Lead Arrangers and Bank Austria Creditstalt AG, Commerzbank Aktiengesellschaft as New Mandated Lead Arrangers, with ING Bank N.V., London Branch acting as Agent dated July 26, 2004 is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, on Form 20-F.

4.2

Amendment and Transfer Agreement dated 30 September 2004 relating to a Facility Agreement dated July 26, 2004 is incorporated herein by reference to Exhibit 4.2 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, on Form 20-F.

4.3

Indenture dated as of January 28, 2005 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.3 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, on Form 20-F.

4.4

Indenture dated as of October 14, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.5

Indenture dated as of January 30, 2003 between Mobile TeleSystems Finance S.A., Mobile TeleSystems OJSC and JPMorgan Chase Bank is incorporated herein by reference to Exhibit 4.1 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.6

License No. 000612 permitting activities in the field of communication in the territory of Ukraine (English Translation) is incorporated herein by reference to Exhibit 4.13 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.7

License No. 000613 permitting activities in the field of communication in the territory of Ukraine (English Translation) is incorporated herein by reference to Exhibit 4.14 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.8

MTS license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Urals region, the Republic of Komi, the Udmurt Republic; the Kirov, Kurgan, Orenburg, Perm, Sverdlovsk, Tyumen, and Chelyabinsk oblasts; and the Komi-Permyak, Khanty-Mansyisk, and Yamalo-Nenets autonomous okrugs (English Translation) is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.9

Amendment No. 1 to license No. 24134 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.15 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.10

MTS license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the Central and Central-Chernozem regions and the Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orlov, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov, and Nizhny Novgorod oblasts (English Translation) is incorporated herein by reference to Exhibit 4.16 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.11

Amendment No. 1 to license No. 24135 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.12

MTS license No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 1800-MHz band (CMC-1800) in the territory of the city of Moscow and the Moscow oblast (English Translation) is incorporated herein by reference to Exhibit 4.17 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002, on Form 20-F.

4.13

Amendment No. 1 to license No. 24136 to provide cellular radiotelephone communications services of the public communications network using GSM equipment in the 900-MHz band on the same territory is incorporated herein by reference to Exhibit 4.19 to the Annual Report filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003, on Form 20-F.

4.14

MTS GSM-900 license No. 14664 for the territory of Kostroma region is incorporated herein by reference to Exhibit 10.3 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.15

MTS GSM-900 license No. 14663 for the territory of the Komi republic is incorporated herein by reference to Exhibit 10.4 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.16

MTS GSM-900 license No. 14452 for the territory of Smolensk region is incorporated herein by reference to Exhibit 10.5 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.17

MTS GSM-900 license No. 14453 for the territory of Vladimir region is incorporated herein by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.18

MTS GSM-900 license No. 14454 for the territory of Pskov region is incorporated herein by reference to Exhibit 10.7 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.19

MTS GSM-900 license No. 14455 for the territory of Tula region is incorporated herein by reference to Exhibit 10.8 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.20

MTS GSM-900 license No. 14456 for the territory of Kaluga region is incorporated herein by reference to Exhibit 10.9 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.21

MTS GSM-900 license No. 14457 for the territory of Ryazan region is incorporated herein by reference to Exhibit 10.10 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.22

ReCom GSM-900 license No. 10015 for the territory of Oryol region is incorporated herein by reference to Exhibit 10.14 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.23

ReCom GSM-900 license No. 10020 for the territory of Kursk region is incorporated herein by reference to Exhibit 10.15 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.24

ReCom GSM-900 license No. 10021 for the territory of Belgorod region is incorporated herein by reference to Exhibit 10.16 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.25

ReCom GSM-900 license No. 10022 for the territory of Bryansk region is incorporated herein by reference to Exhibit 10.17 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.26

ReCom GSM-900 license No. 10023 for the territory of Lipetsk region is incorporated herein by reference to Exhibit 10.18 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.27

ReCom GSM-900 license No. 10024 for the territory of Voronezh region is incorporated herein by reference to Exhibit 10.19 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.28	Sibintertelecom GSM-900/1800 license No. 36728 for the provision of mobile radiotelephony services in the public communications network in the territory of Chita region (English translation).
4.29

MTS license No. 37370 for the provision of telematic services in the Komi Republic and Udmurt Republic; Perm Krai; Amur, Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orlov, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl regions; Khanty Mansiysk and Yamalo Nenets Autonomous Districts; and the City of Moscow (English translation).

4.30	MTS license No. 33780 for the provision communications channels services in the territories of Ivanovo, Kirov, Nizhny Novgorod and Yaroslavl regions (English translation).
4.31

MTS license No. 33910 for the provision of mobile radiotelephone communications services in the 900/1800—MHz band in the territories of the Karelia Republic, Nenetsk Autonomous District, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov regions and city of St. Petersburg (English translation).

4.32	MTS License No. 33919 for leasing of communications channels in the territory of the Adygeya Republic and Krasnodar Krai (English translation).
4.33	MTS License No. 33920 for provision of data transmission services, excluding voice information, in the territory of the Krasnodar Krai (English translation).
4.34	MTS License No. 33922 for provision of telematic services in the territory of the Krasnodar Krai (English translation).
4.35	MTS License No. 33927 for provision of mobile radiotelephone communications services in the 900/1800—MHz band in the territory of the Adygeya Republic (English translation).
4.36	MTS License No. 33928 for provision of mobile radiotelephone communications services in the 900/1800—MHz band in the territory of the Krasnodar Krai (English translation).
4.37	BCTI license No. 164 for the provision of cellular and paging services in the territory of Turkmenistan (English translation).
4.38

Loan Agreement, dated as of December 20, 1996, by and between Rosico and Ericsson Project Finance AB is incorporated herein by reference to Exhibit 10.24 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.39

Interconnection Agreement, dated as of December 29, 1995, as amended, by and between MTS and Rostelecom is incorporated herein by reference to Exhibit 10.54 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).

4.40

Interconnection Agreement, dated as of November 4, 1996, as amended, by and between MTS and MGTS is incorporated herein by reference to Exhibit 10.55 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).

4.41

Interconnection Agreement, dated as of December 25, 2001, by and between MTS and MGTS is incorporated herein by reference to Exhibit 10.56 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).

4.42

Interconnection Agreement, dated as of June 30, 1998, by and between MTS and MTU-Inform is incorporated herein by reference to Exhibit 10.28 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.43

Interconnection Agreement, dated as of February 26, 1999, by and between MTS and Sovintel is incorporated herein by reference to Exhibit 10.58 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).

4.44

Interconnection Agreement, dated as of August 28, 2000, by and between MTS and Sovintel is incorporated herein by reference to Exhibit 10.59 to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-86974).

4.45

Software License Agreement, dated as of August 13, 1999, by and between MTS and Motorola, Inc. is incorporated herein by reference to Exhibit 10.33 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration No. 333-12032).

4.46

Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Bank Oesterreich AG and Sumitomo Mitsui Banking Corporation Europe Limited as Mandated Lead Arrangers and ING Bank N.V., London Branch acting as Agent dated April 21, 2006.

4.47

Facility Agreement for Closed Joint Stock Company Ukrainian Mobile Communications arranged by Citibank N.A. and ING Bank N.V. as Bookrunner, Citibank N.A., ING Bank N.V and Raiffeisen Zentralbank Osterreich AG as Mandated Lead Arrangers with Citibank International plc acting as Agent dated December 14, 2005.

4.48

Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc, ING BHF-Bank Aktiengesellschaft as Arrangers and Lenders, HSBC Bank plc as Facility Agent and ING BHF-Bank Aktiengesellschaft as Hermes Agent dated October 11, 2004.

4.48.1

Supplement Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc and BHF-Bank Aktiengesellschaft as Arrangers and Lenders, HSBC Bank plc as Facility Agent and BHF-Bank Aktiengesellschaft as Hermes Agent dated April 12, 2005.

4.49	Facility Agreement for Mobile TeleSystems Finance S.A. arranged by ING Bank N.V. as Mandated Lead Arranger with ING Bank N.V., London Branch acting as Agent dated November 16, 2005.
4.50

Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc, ING Bank Deutschland AG and Bayerische Landesbank as Mandated Lead Arrangers and Lenders and ING Bank Deutschland AG as Facility Agent dated November 25, 2005.

4.51

Credit Agreement between OJSC Mobile TeleSystems as Borrower and Citibank, N.A. and ING Bank N.V. as Mandated Lead Arrangers, Citibank International plc and ING Bank N.V. as Lenders and ING Bank N.V. as Facility Agent and Citibank International plc as EKN Agent dated December 14, 2005.

4.52	Facility Agreement between Mobile TeleSystems Open Joint Stock Company as Borrower and European Bank for Reconstruction and Development as Lender dated December 8, 2004.
4.53

Credit Agreement between OJSC Mobile TeleSystems as Borrower and HSBC Bank plc, ING Bank Deutschland AG and Commerzbank Aktiengesellschaft as Mandated Lead Arrangers and Lenders and HSBC Bank plc as Facility Agent and BHF-Bank Aktiengesellschaft as Hermes Agent dated October 18, 2005.

4.54

Loan Agreement for Open Joint Stock Company Mobile TeleSystems as Borrower with Barclays Bank plc as Banker and Her Britannic Majesty’s Secretary of State (acting by the Export Credits Guarantee Department) as ECGD dated February 15, 2005.

4.54.1

Amendment Agreement relating to the Loan Agreement for Open Joint Stock Company Mobile TeleSystems as Borrower with Barclays Bank plc as Banker and Her Britannic Majesty’s Secretary of State (acting by the Export Credits Guarantee Department) as ECGD dated December 12, 2005

4.55

Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by ABN AMRO Bank N.V., HSBC Bank plc, ING Bank N.V. and Raiffeisen Zentralbank Oesterreich AG as Original Mandated Lead Arrangers and Bank Austria Creditanstalt AG and Commerzbank Aktiengesellschaft as New Mandated Lead Arrangers with ING Bank N.V., London Branch acting as Agent dated July 26, 2004.

4.55.1

Amendment and Transfer Agreement relating to Facility Agreement for Mobile TeleSystems Open Joint Stock Company arranged by ABN AMRO Bank N.V., HSBC Bank plc, ING Bank N.V. and Raiffeisen Zentralbank Oesterreich AG as Original Mandated Lead Arrangers, Bank Austria Creditanstalt AG and Commerzbank Aktiengesellschaft as New Mandated Lead Arrangers and Barclays Capital as Additional New Mandated Lead Arranger with ING Bank N.V., London Branch acting as Agent dated July 26, 2004.

8.1	List of Subsidiaries of Mobile TeleSystems OJSC.
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE TELESYSTEMS OJSC
Date: June 30, 2006	By:	/s/ Leonid Melamed
Leonid Melamed
	Title:	President and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OJSC Mobile TeleSystems and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of OJSC Mobile TeleSystems:

We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (“the Group”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ ZAO Deloitte & Touche CIS

March 27, 2006, except for Note 24,
as to which the date is April 21, 2006

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2005 AND 2004
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31,
	2005	2004
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$78,284	$274,150
Short-term investments, including related party amounts of $23,100 and $73,100 as of December 31, 2005 and 2004, respectively (Note 5)	28,059	73,360
Trade receivables, net (Note 6)	209,320	162,525
Accounts receivable, related parties (Note 17)	7,661	17,768
Inventory and spare parts (Note 7)	156,660	89,518
Prepaid expenses	234,345	79,971
Deferred tax asset (Note 14)	83,336	49,850
VAT receivable	398,021	272,578
Other current assets	95,567	21,235
Total current assets	1,291,253	1,040,955
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $1,350,783 and $901,416, respectively (Note 8)	4,482,679	3,234,318
LICENSES, net of accumulated amortization of $561,137 and $385,664, respectively (Notes 3 and 21)	603,116	687,272
GOODWILL (Note 3)	155,221	108,329
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $505,098 and $309,399, respectively (Notes 3 and 9)	681,025	412,532
DEBT ISSUANCE COSTS, net of accumulated amortization of $23,692 and $9,345, respectively (Note 11)	74,527	16,546
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 19)	107,959	81,235
OTHER INVESTMENTS (Note 20)	150,000	—
Total assets	$7,545,780	$5,581,187

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
AT DECEMBER 31, 2005 AND 2004
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31,
	2005	2004
CURRENT LIABILITIES:
Accounts payable, related parties (Note 17)	$40,829	$17,009
Trade accounts payable	363,723	242,495
Deferred connection fees, current portion (Note 10)	44,361	45,083
Subscriber prepayments and deposits	344,493	308,859
Debt, current portion (Note 11)	765,881	370,845
Capital lease obligation, current portion (Notes 12 and 17)	2,793	8,561
Income tax payable	7,565	22,567
Accrued liabilities (Note 13)	276,291	180,677
Other payables	76,890	33,872
Total current liabilities	1,922,826	1,229,968
LONG-TERM LIABILITIES:
Notes payable (Note 11)	1,199,052	800,000
Debt, net of current portion (Note 11)	879,903	753,795
Capital lease obligation, net of current portion (Notes 12 and 17)	2,928	3,947
Deferred connection fees, net of current portion (Note 10)	57,824	47,665
Deferred taxes (Note 14)	158,414	160,390
Total long-term liabilities	2,298,121	1,765,797
Total liabilities	4,220,947	2,995,765
COMMITMENTS AND CONTINGENCIES (Note 22)	—	—
MINORITY INTEREST	30,744	62,099
SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2005 and 2004, 763,554,870 and 432,414,940 of which are in the form of ADS, respectively (Note 1))	50,558	50,558
Treasury stock (5,400,486 and 7,202,108 common shares at cost as of December 31, 2005 and 2004)	(5,534)	(7,396)
Additional paid-in capital	568,104	564,160
Unearned compensation (Note 16)	(1,210)	(1,780)
Shareholder receivable (Note 11)	(7,182)	(18,237)
Accumulated other comprehensive income (Note 2)	50,614	22,444
Retained earnings	2,638,739	1,913,574
Total shareholders’ equity	3,294,089	2,523,323
Total liabilities and shareholders’ equity	$7,545,780	$5,581,187

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Years ended December 31,
	2005	2004	2003
NET OPERATING REVENUE
Services revenue and connection fees	$4,942,288	$3,800,271	$2,465,089
Sales of handsets and accessories	68,730	86,723	81,109
	5,011,018	3,886,994	2,546,198
Cost of services, excluding of depreciation and amortization shown separately below (including related party amounts of $78,253, $61,770 and $37,680, respectively)	732,867	481,097	301,108
Cost of handsets and accessories	254,606	218,590	173,071
General and administrative expenses (including related party amounts of $9,486, $9,509 and $11,002, respectively) (Note 18)	758,729	575,296	355,230
Provision for doubtful accounts (Note 6)	50,407	26,459	32,633
Other operating expenses	67,173	29,777	18,859
Sales and marketing expenses (including related party amounts of $80,146, $59,113 and $23,668, respectively)	608,092	460,983	326,783
Depreciation and amortization expenses	907,113	675,729	415,916
Net operating income	1,632,031	1,419,063	922,598
CURRENCY EXCHANGE AND TRANSACTION GAINS	(10,319)	(6,529)	(693)
OTHER EXPENSES/(INCOME) (including related party amounts of $2,070, $5,303 and $6,161, respectively):
Interest income	(24,828)	(21,792)	(18,076)
Interest expense, net of capitalized interest	132,474	107,956	106,551
Equity in net income of associates (Note 19)	(42,361)	(24,146)	(2,670)
Other expenses/(income), net	13,211	(9,310)	6,090
Total other expenses, net	78,496	52,708	91,895
Income before provision for income taxes and minority interest	1,563,854	1,372,884	831,396
PROVISION FOR INCOME TAXES (Note 14)	410,590	354,664	242,480
MINORITY INTEREST	26,859	30,342	71,677
NET INCOME	$1,126,405	$987,878	$517,239
Weighted average number of common shares outstanding	1,986,819,999	1,984,497,348	1,983,374,949
Earnings per share, basic and diluted:
Net income	$0.57	$0.50	$0.26

The accompanying notes to consolidated financial statements
are an integral part of these consolidated statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share amounts)

					Other com-	Additional	Unearned	Share-
	Common Stock		Treasury Stock		prehensive	Paid-in	Compen-	holder	Retained
	Shares	Amount	Shares	Amount	income	Capital	sation	Receivable	Earnings	Total
BALANCES, January 1, 2003	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$—	$558,102	$(212)	$(34,412)	$738,214	$1,302,044
Receivable from Sistema (Note 11):
Increases for interest	—	—	—	—	—	807	—	(807)	—	—
Payments from Sistema	—	—	—	—	—	—	—	7,609	—	7,609
Issuance of stock options (Note 16)	—	—	—	—	—	1,002	(1,002)	—	—	—
Stock options exercised (Note 16)	—	—	37,557	9	—	—	—	—	—	9
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	345	—	—	345
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(110,931)	(110,931)
Translation adjustment	—	—	—	—	7,595	—	—	—	—	7,595
Net income	—	—	—	—	—	—	—	—	517,239	517,239
BALANCES, December 31, 2003	1,993,326,138	$50,558	(9,929,074)	$(10,197)	$7,595	$559,911	$(869)	$(27,610)	$1,144,522	$1,723,910
Receivable from Sistema (Note 11):
Increases for interest	—	—	—	—	—	1,190	—	(1,190)	—	—
Payments from Sistema	—	—	—	—	—	—	—	10,563	—	10,563
Issuance of stock options (Note 16)	—	—	—	—	—	1,811	(1,811)	—	—	—
Stock options exercised (Note 16)	—	—	2,726,966	2,801	—	1,248	—	—	—	4,049
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	900	—	—	900
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(218,826)	(218,826)
Translation adjustment	—	—	—	—	15,361	—	—	—	—	15,361
Change in fair value of interest rate swaps, net of tax	—	—	—	—	(512)	—	—	—	—	(512)
Net income	—	—	—	—	—	—	—	—	987,878	987,878
BALANCES, December 31, 2004	1,993,326,138	$50,558	(7,202,108)	$(7,396)	$22,444	$564,160	$(1,780)	$(18,237)	$1,913,574	$2,523,323
Receivable from Sistema (Note 11):
Increases for interest	—	—	—	—	—	643	—	(643)	—	—
Payments from Sistema	—	—	—	—	—	—	—	11,698	—	11,698
Issuance of stock options (Note 16)	—	—	—	—	—	907	(907)	—	—	—
Stock options exercised (Note 16)	—	—	1,801,622	1,862	—	2,394	—	—	—	4,256
Amortization of deferred compensation (Note 16)	—	—	—	—	—	—	1,477	—	—	1,477
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(401,240)	(401,240)
Translation adjustment	—	—	—	—	24,898	—	—	—	—	24,898
Change in fair value of interest rate swaps, net of tax	—	—	—	—	3,272	—	—	—	—	3,272
Net income	—	—	—	—	—	—	—	—	1,126,405	1,126,405
BALANCES, December 31, 2005	1,993,326,138	$50,558	(5,400,486)	$(5,534)	$50,614	$568,104	$(1,210)	$(7,182)	$2,638,739	$3,294,089

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,126,405	$987,878	$517,239
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	26,859	30,342	71,677
Depreciation and amortization	907,113	675,729	415,916
Amortization of deferred connection fees	(44,207)	(46,978)	(29,372)
Equity in net income of associates	(42,361)	(24,146)	(2,670)
Inventory obsolescence expense	9,112	4,610	3,307
Provision for doubtful accounts	50,407	26,459	32,633
Deferred taxes	(64,959)	(76,023)	(43,001)
Non-cash expenses associated with stock bonus and stock options	1,477	900	213
Changes in operating assets and liabilities:
Increase in accounts receivable	(86,008)	(101,223)	(64,384)
Increase in inventory	(74,557)	(24,179)	(14,737)
Increase in prepaid expenses and other current assets	(163,630)	(18,571)	(19,151)
Increase in VAT receivable	(125,186)	(55,044)	(50,230)
Increase in trade accounts payable, accrued liabilities and other current liabilities	276,915	331,835	148,544
Net cash provided by operating activities	1,797,380	1,711,589	965,984
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(178,917)	(355,744)	(667,206)
Purchases of property, plant and equipment	(1,757,980)	(1,204,400)	(839,165)
Purchases of intangible assets	(423,367)	(154,544)	(119,606)
Purchases of short-term investments	(37,375)	(114,440)	(215,000)
Proceeds from sale of short-term investments	82,724	286,340	—
Purchase of other investments	(150,000)	—	—
Payments from associates	12,245	—	—
Investments in and advances to associates	553	(413)	(69,110)
Net cash used in investing activities	$(2,452,117)	$(1,543,201)	$(1,910,087)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercise	$4,256	$4,049	$—
Proceeds from issuance of notes	398,944	—	1,097,000
Repayment of notes	—	(600,000)	—
Notes and debt issuance cost	(59,163)	(12,039)	(9,556)
Capital lease obligation principal paid	(8,129)	(15,274)	(22,646)
Dividends paid including taxes	(407,210)	(232,662)	(110,864)
Proceeds from loans	1,012,613	1,177,556	712,716
Loan principal paid	(491,481)	(320,511)	(677,374)
Payments from Sistema	11,698	9,654	8,269
Net cash provided by financing activities	461,528	10,773	997,545
Effect of exchange rate changes on cash and cash equivalents	(2,657)	4,613	2,273
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(195,866)	183,774	55,715
CASH AND CASH EQUIVALENTS, beginning of year	274,150	90,376	34,661
CASH AND CASH EQUIVALENTS, end of year	$78,284	$274,150	$90,376
SUPPLEMENTAL INFORMATION:
Income taxes paid	$588,105	$430,109	$286,016
Interest paid	$145,081	$142,899	$79,824
Non-cash investing activities:
Additions to network equipment and software under capital lease	$4,091	$2,861	$10,928
Payable related to business acquisition (Note 3)	$23,618	$—	$27,500
Additions to network through ING BHF Bank and Commerzbank AG financing (Note 11)	$—	$8,800	$—

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

1.   DESCRIPTION OF BUSINESS

Business of the Group—OJSC Mobile TeleSystems and its subsidiaries (“MTS” or “the Group”) is the leading provider of wireless telecommunication services in the Russian Federation (“RF”), Ukraine, Uzbekistan and Turkmenistan in terms of the number of subscribers and revenues.  The Group has operated primarily in the GSM standard since 1994.

Open Joint-Stock Company Mobile TeleSystems (“MTS OJSC” or “the Company”) was created on March 1, 2000, through the merger of Closed Joint-Stock Company Mobile TeleSystems (“MTS CJSC”) and RTC CJSC, a wholly-owned subsidiary. MTS CJSC was formed in 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. The development of the network was achieved through green-field build-out in the regions for which the Company was granted 900 or 1800 MHz (“GSM-900” and “GSM-1800”) cellular licenses or through the acquisition of majority stakes in local GSM operators (see Note 21 Operating Licenses and Note 3 Businesses Acquired).

A part of the Company’s shares is traded in the form of American Depositary Shares (“ADS”). Each ADS initially represented 20 shares of common stock of the Company. Effective January 3, 2005, the first trading day in 2005, the ratio was changed from 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares. The Company initially issued a total of 17,262,204 ADS, representing 345,244,080 common shares. Subsequently, as described below, due to sales of shares by shareholders on the open market the number of ADS increased to 152,710,974 and 86,482,988 as of December 31, 2005 and 2004, respectively (representing underlying ownership of 763,554,870 and 432,414,940 shares as of December 31, 2005 and 2004, respectively).

Ownership—As of December 31, 2005 and 2004, MTS’ shareholders of record and their respective percentage direct interests were as follows:

	December 31,
	2005	2004
Joint-Stock Financial Corporation “Sistema” (“Sistema”)	41.7%	41.0%
T-Mobile Worldwide Holding GmbH (“T-Mobile”)	—	10.1%
VAST, Limited Liability Company (“VAST”)	3.0%	3.0%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.1%	8.1%
ADS Holders	38.4%	21.7%
Free float, GDR Holders and Others	8.8%	16.1%
	100.0%	100.0%

In March 2003, Sistema and T-Mobile (together, “the Shareholders”) entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,332,614 shares of MTS, representing 10.0% of outstanding common stock of MTS. On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6.0% of the outstanding common stock of MTS and purchased T-Mobile’s 49.0% interest in Invest-Svyaz-Holding, bringing its interest in Invest-Svyaz-Holding to 100.0%. Concurrently with this transaction, T-Mobile sold its holding of 5.0% in MTS on the open market in the form of Global Depositary Receipts (“GDRs”) listed on the London Stock Exchange.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

1. DESCRIPTION OF BUSINESS (Continued)

In December 2004, T-Mobile sold a 15.09% stake in MTS on the open market in the form of GDR’s. On September 12, 2005, T-Mobile sold its remaining holding of 10.1% in MTS on the open market. Concurrently GDRs were converted into the form of ADS, that increased the number of ADS.

At December 31, 2004, Sistema owned a 51.0% equity interest in VAST, a limited liability company incorporated under the laws of the Russian Federation; the remaining 49.0% interest was held by ASVT, a Russian open joint-stock company. Sistema’s effective ownership in MTS was 50.6% at December 31, 2004. In December 2005, Sistema acquired the 49.0% stake in VAST bringing its total interest to 100.0%. Additionally Sistema acquired a 0.7% stake in MTS on the open market during 2005. Collectively, those transactions increased Sistema’s effective ownership in MTS to 52.8% by December 31, 2005.

In April 2003, Sistema issued $350.0 million 10.25% notes, due in 2008. These notes are collateralized by 193,473,900 shares of common stock of MTS OJSC.

On June 30, 2003, the Group approved cash dividends of $1.12 per ADS ($0.056 per share) for a total of $111.0 million. As of December 31, 2004, these dividends were fully paid.

On November 28, 2003, common shares of MTS OJSC were included by the Board of Moscow Interbank Currency Exchange (“MICEX”) into the MICEX “B” Quotation List.

On June 24, 2004, MTS’ shareholders approved cash dividends of $2.2 per ADS ($0.110 per share) for a total of $220.0 million, which were fully paid by December 31, 2004.

On June 22, 2005, MTS’ shareholders approved cash dividends of $1.01 per ADS ($0.202 per share) for a total of $402.6 million, which were fully paid by December 31, 2005.

On July 1, 2005, the Company completed a merger of eight of its wholly-owned subsidiaries in Russia. These subsidiaries were Telecom XXI, Kuban-GSM, Udmurtia Digital Network-900 (“UDN-900”), Dontelecom, MTS-Barnaul, MTS-Nizhniy Novgorod (“MTS-NN”), Telecom-900 and Amur Cellular Communication (“ACC”). The merger process was approved by an extraordinary general meeting of shareholders on November 9, 2004, and by the Russian registration authority on June 30, 2005.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Accounting principles—MTS maintains its accounting books and records in Russian rubles for its subsidiaries located in the Russian Federation (“RF”), in Ukrainian hryvnas for Ukrainian Mobile Communications (“UMC”), Uzbek som for Uzdunrobita and Turkmenian manat for Barash Communications Technologies, Inc. (“BCTI”) based on respective local accounting and tax legislations. The accompanying consolidated financial statements have been prepared in order to present MTS’ financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are expressed in terms of U.S. dollars.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities’ books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, acquisition accounting and depreciation and valuation of property and equipment and intangible assets.

Basis of consolidation—Wholly-owned subsidiaries and majority-owned subsidiaries where the Company has operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not have operating and financial control are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation. Investments in which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method and included in other investments in our consolidated balance sheets. The Company’s share in net income of unconsolidated associates is included in other income in the accompanying consolidated statements of operations and disclosed in Note 19. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

As of December 31, 2005 and 2004, MTS has investments in the following significant legal entities:

	Accounting Method	December 31, 2005	December 31, 2004
ACC(2)	Merged/Consolidated	—	100.0%
Telecom XXI(2)	Merged/Consolidated	—	100.0%
Telecom-900(2)	Merged/Consolidated	—	100.0%
SCS-900	Consolidated	100.0%	100.0%
FECS-900	Consolidated	100.0%	100.0%
Uraltel	Consolidated	100.0%	99.8%
MTS Finance(1)	Consolidated	100.0%	100.0%
BM Telecom	Consolidated	100.0%	100.0%
Kuban-GSM(2)	Merged/Consolidated	—	100.0%
Dontelecom(2)	Merged/Consolidated	—	100.0%
MTS-Barnaul(2)	Merged/Consolidated	—	100.0%
BIT(3)	Consolidated	—	100.0%
MTS-Capital	Consolidated	100.0%	100.0%
UMC	Consolidated	100.0%	100.0%
Sibchallenge	Consolidated	100.0%	100.0%
TSS	Consolidated	100.0%	100.0%
Volgograd Mobile	Consolidated	100.0%	100.0%
Astrakhan Mobile	Consolidated	100.0%	100.0%
Mar Mobile GSM	Consolidated	100.0%	100.0%
Primtelefon	Consolidated	100.0%	100.0%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

	Accounting Method	December 31, 2005	December 31, 2004
MSS	Consolidated	91.0%	91.0%
ReCom	Consolidated	100.0%	53.9%
TAIF Telcom	Consolidated	100.0%	100.0%
UDN-900(2)	Merged/Consolidated	—	100.0%
Novitel	Consolidated	100.0%	100.0%
MTS-Kostroma	Consolidated	100.0%	100.0%
MTS-NN(2)	Merged/Consolidated	—	100.0%
Uzdunrobita	Consolidated	74.0%	74.0%
Sibintertelecom	Consolidated	100.0%	93.5%
Gorizont-RT	Consolidated	100.0%	76.0%
Telesot Alania	Consolidated	100.0%	52.5%
BCTI	Consolidated	100.0%	—
Sweet-Com	Consolidated	74.9%	—
MTS-Komi Republic	Consolidated/Equity	100.0%	26.0%
MTS Belarus	Equity	49.0%	49.0%
MTS-Tver	Consolidated/Equity	100.0%	26.0%

(1)          Represents beneficial ownership.

(2)          Represents wholly-owned entities merged with MTS OJSC on July 1, 2005.

(3)          Disposed of in 2005.

Translation methodology—Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary. Management believes that the U.S. dollar is the appropriate functional currency for most of its subsidiaries because the majority of their revenues, costs, property and equipment purchased, and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan, Turkmenistan and Belarus maintains its records and prepares its financial statements in the local currency, either Russian ruble, Ukrainian hryvna, Uzbek som, Turkmenian manat or Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation”:

•       For subsidiaries of the Group where the functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency exchange and transaction gains and losses in the accompanying consolidated statements of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

•       For UMC, Kuban-GSM and BCTI where the functional currency is the local currency being the Ukrainian hryvna, Russian ruble and Turkmenian manat, respectively, all year-end balance sheet items have been translated into U.S. dollars at the period-end exchange rate. Revenues and expenses have been translated at period average exchange rate. In addition, a “new cost basis” for all non-monetary assets of Kuban-GSM has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. Cumulative translation adjustment related to use of local currency as functional in the amount of $24,898, $15,361 and $7,595 were recorded directly in the consolidated statement of shareholders’ equity as at December 31, 2005, 2004 and 2003, respectively.

Management estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of intangible assets and other long-lived assets, and valuation allowances on deferred tax assets.

Cash and cash equivalents—Cash represents cash on hand and in MTS’ bank accounts and short-term investments having original maturities of less than three months.

Short-term investments—Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

Allowance for doubtful accounts—MTS provides an allowance for doubtful accounts based on management’s periodic review for recoverability of accounts receivable from customers and other receivables.

Prepaid expenses—Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory—Inventory, accounted for at cost, determined by the first-in, first-out, or FIFO method, consists of telephones and accessories, held for sale, and spare parts, to be used for equipment maintenance within next twelve months, and other inventory items.

Telephones and accessories, held for sale, are written down to their market values based on specific periodic reviews and are expensed as cost of equipment sold.

Value-added tax (“VAT”)—Value-added tax related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed from the state, subject to certain restrictions, against VAT related to sales.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Property, plant and equipment—Property, plant and equipment, including improvements that extend useful lives, are stated at cost. Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over its expected useful life as follows:

Network and base station equipment	5–12 years
Leasehold improvements	shorter of 8–10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

Construction in progress and equipment held for installation is not depreciated until the constructed or installed asset is ready for its intended use.

Maintenance and repair costs are expensed as incurred, while upgrades and improvements are capitalized.

Interest expense incurred during the construction phase of the MTS’s network under development is capitalized as part of property, plant and equipment until the projects are completed and placed into service.

As a result of recent financial statement restatements by numerous U.S. public companies and publications of a letter by the Chief Accountant of the SEC regarding the interpretation of longstanding lease accounting principles, MTS corrected its accounting practices for leasehold improvements in the fourth quarter of 2004. The primary effect of this accounting correction was to accelerate to earlier periods depreciation expenses with respect to certain components of previously capitalized leasehold improvements.

These corrections resulted in a cumulative net charge to net income of $34.9, net of income tax, million in the forth quarter of 2004, of which $21.5 million relates to the years 1998 through 2003. The net cumulative charge is comprised of a $44.5 million increase in depreciation expense related primarily to depreciation of capitalized leasehold improvements expenses for base stations; a decrease of $1.4 million in the equity net income from the MTS-Belarus also related to depreciation of capitalized leasehold improvements expense for base station sites; and an increase of $11.0 million related to an additional deferred tax benefit due to the change in accounting base for property, plant and equipment.

All components of the net charge are non-cash and do not impact historical or future cash flows or the timing of payments under the related leases.

Asset retirement obligations—In accordance with Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations”, the Group calculates an asset retirement obligation and an associated asset retirement cost when the Group has a legal obligation in connection with the retirement of tangible long-lived assets. The Group’s obligations under SFAS No. 143 relate primarily to the cost of removing it’s equipment from sites. As of December 31, 2005, the estimated

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

assets retirement obligations were not significant to the Group’s consolidated financial position and results of operations.

License costs—License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations and (b) licenses purchased directly from government organizations, which require license payments.

Current operating licenses of the Group do not provide for automatic renewal upon expiration. As the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized during the initial license period without consideration of possible future renewals, subject to periodic review for impairment, on a straight-line basis over three to ten years starting from the date such license becomes commercially operational.

Other intangible assets and goodwill—Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base, rights to use radio frequencies and rights to use premises. A part of the rights to use premises was contributed by shareholders to the Group’s charter capital. Telephone numbering capacity with finite contractual life are being amortized over the contract period which vary from five to ten years and the rights to use premises are being amortized over five to nine years. Amortization of numbering capacity costs starts immediately upon the purchase of numbering capacity. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).

Software and other intangible assets are amortized over three to fifteen years. Acquired customer bases commencing January 1, 2005, are amortized over their estimated average subscriber life from 32 to 60 months. In 2004 the average subscriber life ranged from 20 to 76 months, the effect of change in estimate in 2005 was not material. Rights to use radio frequencies are amortized over the period of contractual life from three to fifteen years. All finite-life intangible assets are being amortized using the straight-line method.

Goodwill represents an excess of the cost of business acquired over the fair market value of identifiable net assets at the date of acquisition.

Goodwill is reviewed for impairment at least annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether an impairment has occurred by assigning goodwill to the reporting unit identified in accordance with SFAS No. 142, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If a goodwill impairment has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. To date, no impairment of goodwill has occurred.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Leasing arrangements—The Group accounts for leases based on the requirements of SFAS No. 13, “Accounting for Leases.” Certain subsidiaries of the Group lease operating facilities, which include switches, base stations and other cellular network equipment as well as billing systems. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

Dealers commissions—dealers commissions represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. MTS expenses these costs as incurred.

Investments impairment—Management periodically assesses the realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value. For the three years in the period ended December 31, 2005, no such impairment has occurred.

Debt issuance costs—Debt issuance costs are amortized using the effective interest method over the terms of the related debt.

Impairment of long-lived assets—MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. No impairment of long-lived assets has occurred during the three years in the period ended December 31, 2005.

Subscriber prepayments—MTS requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Revenue recognition—Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

MTS categorizes the revenue sources in the statements of operations as follows:

•       Service revenue and connection fees: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS’ network, (e) connection fees and (f) prepaid phone cards; and

•       Sales of handsets and accessories.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Subscription fees—MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and value added services fees—Usage charges consist of fees based on airtime used by subscriber, the destination of the call and the service utilized.

Value added service fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services are rendered.

Roaming fees—MTS charges roaming per-minutes fees to other wireless operators for non-MTS subscribers utilizing MTS’ network. MTS recognizes such revenues when the services are provided.

Connection fees—MTS defers initial connection fees on its prepaid and postpaid tariff plans from the moment of initial signing of the contract with subscribers and activation of value added services over the estimated average subscriber life. Prior to December 31, 2003, the Group estimated that the average expected term of the subscriber relationship ranged from 39 to 47 months.

Following management analysis of the subscriber base in the regions where the Group operates, effective January 1, 2004, average subscriber lives have been changed. Commencing January 1, 2004, the Group calculates an average expected term of the subscriber relationship for each region and amortizes regional connection fees accordingly. Average expected subscriber life ranged from 20 to 76 months in 2004 and from 12 to 60 months in 2005. The effect of change in estimate was approximately $8.5 million, net of income tax or $0.004 per share, in 2004 and not material in 2005.

Prepaid phone cards—MTS sells prepaid phone cards to subscribers, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

At the time that the prepaid phone card is purchased by a subscriber, MTS records the receipt of cash as a subscriber prepayment. The Group recognizes revenues from the sale of phone cards in the period when the subscriber uses airtime under the phone card. Unused airtime on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the prepaid phone card expired.

In addition, MTS offers prepaid service tariff plans, whereby a customer may purchase a package that allows a connection to the MTS network and a predetermined allotment of wireless phone calls and/or other services offered by the Group. Revenues under these plans are allocated between connection fees and service fees based on their relative fair values.

Sales of handsets and accessories—MTS sells handsets and accessories to customers who are entering into contracts for service and also as separate distinct transactions. The Group recognizes revenues from the sale of handsets and accessories when title to the product passes to the customer. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded. The costs of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when title passes to the customer.

In Ukraine, UMC also from time to time sells handsets at prices below cost. MTS recognizes these subsidies in cost of equipment when sale is recorded.

Expense recognition—Expenses incurred by MTS in relation to the provision of wireless communication services mainly relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and amortization and maintenance of the network.

Calls made by subscribers from areas outside of territories covered by the Group licenses are subject to roaming fees charged by the wireless provider in those territories. These fees are recorded as roaming expenses, as MTS acts as the principal in the transaction with subscriber and bears the risk of non-collection from the subscriber. Roaming fees are charged to MTS subscribers based on Group’s existing tariffs and are recorded as service revenues.

Any fees paid to dealers as commissions are recorded as a component of sales and marketing expenses.

Taxation—Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and for the loss or tax credit carry-forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

Advertising costs—Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003, were $248,610, $159,035 and $102,018, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Government Pension Fund—Subsidiaries of the Group contribute to the local state pension fund and social fund, on behalf of all its employees.

In Russia, starting from January 1, 2001, all social contributions, including contributions to the pension fund, were substituted with a unified social tax (“UST”) calculated by the application of a regressive rate from 35.6% to 2% of the annual gross remuneration of each employee, that was changed, starting January 1, 2005, to a rate from 26% to 2%. UST is allocated to three social funds, including the pension fund, where the rate of contributions to the pension fund vary from 28% to 2% (from 20% to 2% starting January 1, 2005), depending on the annual gross salary of each employee. The contributions are expensed as incurred. Payments of the unified social tax in Russia amounted to $43.6 million, $33.7 million and $27.8 million in 2005, 2004 and 2003, respectively.

In Ukraine, Uzbekistan and Turkmenistan, the subsidiaries of the Group are required to contribute a specified percentage of each employee payroll up to a fixed limit to the local pension fund, unemployment fund and social security fund. Payments to the Pension fund in Ukraine amounted to

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

$6.6 million, $2.9 million and $1.7 million in 2005, 2004 and 2003 years, respectively. Amounts contributed to the Pension fund in Uzbekistan and Turkmenistan are not material.

The Group does not participate in any pension funds other then described above.

Earnings per share—Basic earnings per share (“EPS”) have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilutive effect of stock options granted to employees. There are 3,187,240, 3,530,970 and 4,797,410 stock options outstanding as at December 31, 2005, 2004 and 2003, respectively.

The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group’s net income:

	December 31,	December 31,	December 31,
	2005	2004	2003
Weighted average number of common share outstanding	1,986,819,999	1,984,497,348	1,983,374,949
Dilutive effect of stock options, as if exercised	290,040	1,168,573	1,727,131
Weighted average number of common shares and potential shares outstanding	1,987,110,039	1,985,665,921	1,985,102,080

Fair value of financial instruments—The fair market value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. As of December 31, 2005, the $400 million Notes due in 2008 have a fair value of 105.7% or $423 million, the $400 million Notes due in 2010 have a fair value of 104.6% or $418 million and the $400 million Notes due in 2012 have a fair value of 101.9% or $408 million. As of December 31, 2005, the fair value of other fixed rate debt including capital lease obligations approximated its carrying value. The fair value of variable rate debt approximates carrying value.

Derivative Financial Instruments and Hedging Activities—From time to time, in its acquisitions the Group uses derivative instruments, consisting of put and call options on all or part of the minority stakes of acquired companies, to defer payment of the purchase price and provide optimal acquisition structuring. In addition, in December 2004, the Group entered into two variable-to-fixed interest rate swap agreements to manage its exposure to variability in expected future cash flows of its variable-rate long term debt, which is caused by interest rate fluctuations. The Group does not use derivatives for trading purposes.

The Group accounts for its derivative financial instruments following the provisions of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” All derivatives are recorded as either assets or liabilities in the consolidated balance sheets and measured at their respective fair values. The Group’s interest rate swap agreements are designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting. The effective portion of the change in fair value of interest rate swap agreements is,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

accordingly, recorded in other comprehensive income and reclassified to interest expense in the same period that the related cash flows of the hedge transaction affect the interest expense. Changes in the fair value of other derivative instruments are recognized in net income as those instruments were not designated as hedges.

At the inception of the hedge and on a quarterly basis, the Group performs an analysis to assess whether changes in cash flows of its interest rate swap agreements are deemed highly effective in offsetting changes in cash flows of the hedged debt. If at any time the correlation assessment will indicate that the interest rate swap agreements are no longer effective as a hedge, the Group will discontinue hedge accounting and all subsequent changes in fair value will be recorded in net income. As of December 31, 2005 the hedge is highly effective. Approximately $0.7 million is expected to be reclassified in net income during the next twelve months.

Comprehensive income—Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. The following is the reconciliation of other comprehensive income, net of tax for the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Net Income	$1,126,405	$987,878	$517,239
Translation Adjustment	24,898	15,361	7,595
Change in fair value of interest rate swaps, net of tax of $1,033 and $123 as of December 31, 2005 and 2004, respectively	3,272	(512)	—
Total Comprehensive Income	$1,154,575	$1,002,727	$524,834

Stock-based compensation—MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation Transition and Disclosure, an amendment to FASB Statement No. 123.” Under the requirements of these statements, the Company elected to use intrinsic value of options on the measurement date as a method for accounting for compensation to employees and non-employee directors. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a binomial option-pricing model.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, net income and earning per share amounts would have been as follows:

	December 31, 2005	December 31, 2004	December 31, 2003
Net income as reported	$1,126,405	$987,878	$517,239
Pro-forma effect of the application of fair value method of accounting	(1,716)	(1,078)	(727)
Pro-forma net income	$1,124,689	$986,800	$516,512
Earnings per share—basic and diluted
As reported	$0.57	$0.50	$0.26
Pro-forma	$0.57	$0.50	$0.26

Comparative information—Certain prior year amounts have been reclassified to conform to the current period presentation.

New and recently adopted accounting pronouncements—In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity, in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. Interpretation No. 47 is effective for the Group beginning January 1, 2006. The Group is currently assessing the impact of Interpretation No. 47 on its consolidated financial position and results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) “Share-Based Payment” (SFAS No. 123R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. In April 2005, the Securities and Exchange Commission announced that it would provide a phased-in implementation process for SFAS No. 123R. As a result of this phased-in process, the provisions of SFAS No. 123R must be adopted by most public entities no later than the beginning of the first fiscal year commencing after June 15, 2005. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Effective for the fiscal year beginning January 1, 2006, the Company will adopt the provisions of SFAS No. 123R using a modified version of prospective application. Under this transition method, compensation cost will be recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant date fair value of those awards previously calculated under SFAS No. 148 for pro forma disclosures. The

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS (Continued)

Company does not expect the adoption of SFAS No. 123R  to have a material impact on its consolidated financial position or results of operations.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share Based Payment” (“SAB 107”). SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Group will adopt SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. The Company does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle and is applicable to all voluntary changes and to changes required by an accounting pronouncement if such pronouncement does not specify transition provisions. SFAS No. 154 requires retrospective application to the prior periods’ financial statements of changes in accounting principle. In cases when it is impracticable to determine the period-specific or cumulative effects of an accounting change, the statement provides that the new accounting principle should be applied as of the earliest period for which retrospective application is practicable or, if impracticable to determine the effect of a change to all prior periods, prospectively from the earliest date practicable. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force (“EITF”)  reached a consensus on EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements.” As part of a business combination, the acquiring entity will often assume existing lease agreements of the acquired entity and acquire the related leasehold improvements. The issues are whether the “lease term” should be reevaluated at consummation of a purchase business combination and whether the amortization period for acquired leasehold improvements should be reevaluated by the acquiring entity in a business combination. The consensus reached by EITF No. 05-6 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning June 29, 2005. The adoption of EITF No. 05-6 did not have a material impact on the Group’s financial position and results of operations.

In October 2005, the FASB issued FASB Staff Position (“FSP”) FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. Under the provisions of FSP FAS 13-1, lessees may not capitalize rental costs incurred on building or ground operating leases during a construction period. Instead, rental costs should be expensed on a straight-line basis starting at the beginning of the lease term, i.e., when the lessee takes possession of or is given control of the leased property. The provisions of FSP FAS 13-1 are effective starting with the first reporting period beginning after December 15, 2005. The Group is currently assessing the impact of FSP FAS 13-1 on its consolidated financial position and results of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3.   BUSINESSES ACQUIRED

BCTI acquisition—In June 2005, MTS entered into an agreement to acquire 100.0% of  the outstanding stock of BCTI, which is a leading cellular operator in Turkmenistan with a customer base of approximately 59,100 subscribers (unaudited). BCTI holds a license to provide GSM-900/1800 services for the whole territory of Turkmenistan and a license for provision of AMPS services. The agreement provided for the acquisition of a 51.0% stake and included a forward commitment to complete the acquisition of the remaining 49.0% stake within eight months of the date of the original agreement subject to certain conditions.

MTS acquired the 51.0% stake in BCTI for cash consideration of $28.2 million, including a finder’s fee of $2.5 million. The Group accounted for the purchase of the remaining 49.0% stake in BCTI as a financing of the minority interest and, consequently, consolidated 100.0 % of the subsidiary starting from July 1, 2005. In November 2005, MTS completed the acquisition of the remaining 49.0% stake in BCTI for a cash consideration of $18.5 million.

This acquisition was accounted for using the purchase method of accounting. Total purchase price amounted to $46.7 million. The purchase price allocation for the acquisition was as follows:

Current assets	$7,808
Non-current assets	3,804
License costs	50,503
Deferred taxes	(10,862)
Current liabilities	(4,566)
Purchase price	$46,687

In accordance with certain provisions of the license agreement with the Government of Turkmenistan (“the Government”), the Group shares net profit derived from the operations of the BCTI branch located in Turkmenistan. The amount of shared net profit is calculated based on the financial statements prepared in accordance with local GAAP subject to certain adjustments. The Group shared 49% of net profit since the date of acquisition and until December 21, 2005, and 20% of net profit commencing December 21, 2005.

ReCom acquisition—In December 2005, MTS purchased the remaining 46.1% stake in ReCom for $110.0 million. Previously MTS owned 53.9% of ReCom; as a result of the transaction, MTS’ ownership in the subsidiary increased to 100.0%. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $43.9 million, customer base cost by $15.0 million and resulted in recognition of goodwill in the amount of $16.2 million.

Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition. License costs are amortized over the remaining contractual terms of the licenses of approximately 3 to 8 years and customer base is amortized over the average subscriber’s life of approximately 60 months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

Gorizont-RT acquisition—In December 2004, MTS completed the acquisition of a 76.0% stake in Gorizont-RT, a mobile phone operator in the Republic of Sakha (Yakutia) in the Far East of Russia, for cash consideration of $53.2 million. Gorizont-RT holds licenses to provide GSM-900/1800 services in the Republic of Sakha (Yakutia). The Gorizont-RT’s customer base as at the date of acquisition was approximately 100,000 subscribers (unaudited). Commencing from the date of acquisition, MTS consolidates financial results of Gorizont-RT.

The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$3,820
Non-current assets	17,501
License costs	26,362
Customer base cost	1,050
Trade mark	153
Goodwill	20,214
Current liabilities	(4,949)
Non-current liabilities	(529)
Deferred taxes	(6,814)
Minority interest	(3,604)
Purchase price	$53,204

Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition. License costs are amortized over the remaining contractual terms of the licenses of approximately 10 years and customer base is amortized over the average subscriber’s life of approximately 60 months.

In June 2005, MTS acquired the remaining 24.0% stake in Gorizont-RT, increasing its ownership to 100.0%. The purchase price paid was $13.5 million. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $7.5 million.

Sibintertelecom acquisition—In November 2004, MTS acquired a 93.53% stake in Sibintertelecom, mobile phone operator in Chita region and Aginsk-Buryatsk District in the Far-East of Russia, for cash consideration of $37.4 million. Sibintertelecom holds license to provide 900 MHz services in Chita region and Aginsk-Buryatsk District in the Far-East of Russia. Sibintertelecom is the sole mobile service provider in two regions with a total population of 1.23 million. Commencing from the date of acquisition, MTS consolidates financial results of Sibintertelecom. The company’s customer base as at the date of acquisition was approximately 100,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

The acquisition was accounted for using the purchase method of accounting. The purchase price allocation was as follows:

Current assets	$5,939
Non-current asset	6,966
License costs	29,555
Customer base cost	1,488
Trademark	465
Goodwill	10,376
Current liabilities	(9,523)
Deferred taxes	(7,668)
Minority interest	(190)
Purchase price	$37,408

Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition. License costs are amortized over the remaining contractual terms of the licenses of approximately 5 years for Chita region and 7 years for Aginsk-Buryatsk District and customer base is amortized over the average subscriber’s life of approximately 44 months.

In December 2005, MTS aquired the remaining 6.47% stake in Sibintertelecom, which resulted in increase of MTS’ ownership in Sibintertelecom to 100.0%. The amount paid for the stake amounted to $2.8 million. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $1.4 million.

Telesot Alania acquisition—In December 2004, MTS purchased a 52.5% stake in Telesot Alania, a GSM mobile phone operator in the Republic of North Ossetia in the Southern part of Russia, for cash consideration of $6.2 million. Telesot Alania holds license to provide 1800/900 MHz services in the Republic of North Ossetia in the Southern part of Russia. Commencing from the date of acquisition, MTS consolidates financial results of Telesot Alania. Telesot Alania’s customer base as at the date of acquisition was approximately 54,000 subscribers (unaudited).

The acquisition was accounted for using the purchase method of accounting. The purchase price allocation was as follows:

Current assets	$2,229
Non-current assets	5,085
License costs	3,606
Customer base cost	90
Current liabilities	(767)
Deferred taxes	(887)
Minority interest	(3,110)
Purchase price	$6,246

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

License costs are amortized over the remaining contractual terms of the licenses of approximately 2 years and customer base is amortized over the average subscriber’s life of approximately 60 months.

In December 2005, MTS acquired the remaining 47.5% stake in Telesot Alania, increasing its ownership in the company to 100.0%. In accordance with the purchase agreement the purchase price amounted to $32.6 million of which $9.0 million was paid in cash in December 2005 and $23.6 million was recorded as liability as of December 31, 2005, and included in other payables in the consolidated balance sheet. The liability was fully settled in February 2006. The acquisition was accounted for using the purchase method of accounting. The preliminary allocation of purchase price increased recorded license cost by $2.7 million and $26.3 million was recognized as goodwill. Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition. The purchase price allocation for this acquisition has not been yet finalized at the date of these financial statements.

Uzdunrobita acquisition—In July 2004, MTS entered into an agreement to acquire 74.0% of Uzbekistan mobile operator JV Uzdunrobita (“Uzdunrobita”) for a cash consideration of $126.4 million, including transaction costs of $5.4 million. The acquisition was completed on August 1, 2004, and starting from this date Uzdunrobita’s financial results are consolidated. Uzdunrobita holds licenses to provide GSM-1800 mobile communication services on the whole territory of Uzbekistan, which has a population of approximately 25.2 million. Uzdunrobita’s customer base as of the date of acquisition was approximately 230,000 subscribers (unaudited).

The acquisition was accounted for using the purchase method. The purchase price allocation for the acquisition was as follows:

Current assets	$5,950
Non-current assets	67,293
License costs	40,861
Customer base cost	958
Trademark	3,622
Goodwill	46,470
Current liabilities	(14,705)
Non-current liabilities	(1,356)
Deferred taxes	(6,384)
Minority interest	(16,308)
Purchase price	$126,401

Goodwill is mainly attributable to economic potential of the market assuming low penetration level as of the date of acquisition. License costs are amortized over the remaining contractual terms of the licenses of approximately 12 years and customer base is amortized over the average remaining subscriber’s life of approximately 39 months.

MTS also entered into call and put option agreements with the existing shareholders of Uzdunrobita to acquire the remaining 26.0% of common shares of the company. The exercise period for the call and put

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

option is 48 months from the acquisition date. The call and put option agreements stipulate a minimum purchase price of $37.7 million plus 5% per annum commencing from the acquisition date. Fair value of the option was $5.9 million and $4.0 million at December 31, 2005 and 2004, respectively, and was included in other current assets on the accompanying consolidated balance sheets.

Primtelefon acquisition—In June 2004, MTS purchased 50.0% of Far-Eastern operator CJSC Primtelefon (“Primtelefon”) for cash consideration of $31.0 million, increasing its effective ownership to 100.0%, as 50.0% of Primtelefon’s shares were controlled through Vostok Mobile, a wholly-owned subsidiary of MTS. Commencing from the date of acquisition of the second stake, MTS consolidates financial results of Primtelefon. Primtelefon holds licenses to provide GSM 900/1800 mobile cellular communications in the Far-East region of Russia. The company’s subscriber base as of the date of acquisition of the controlling stake was approximately 216,000 subscribers (unaudited).

The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$11,041
Non-current assets	16,809
License costs	21,891
Current liabilities	(7,488)
Non-current liabilities	(5,671)
Deferred taxes	(5,582)
Purchase price	$31,000

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 7 years and customer base is amortized over the average remaining subscriber’s life of approximately 41 months.

Telecom-900 acquisition—On August 13, 2003, Telecom-900, a subsidiary of MTS, completed the purchase of the 43.7% and 2.95% stakes in Uraltel for a cash consideration of $35.7 million.
The transaction increased Telecom-900’s ownership in Uraltel to 99.85%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $24.5 million.

In November 2003, the Group completed the purchase of the 30.0% stake in SCS-900 from Sibirtelecom for cash consideration of $28.6 million. The Group’s acquisition of this stake increased its ownership in SCS-900 to 81.0%. On December 29, 2003, the Group acquired for cash consideration of $9.3 million a 100.0% stake in ILIT LLC, a company which owns a 7.5% stake in SCS-900, increasing its ownership in SCS-900 to 88.5%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $25.7 million.

In March 2004, the Group acquired 11.0% stake in SCS-900 from CJSC Sibirskie Zvezdy for cash consideration of $8.5 million, increasing its ownership in SCS-900 to 99.5%. The acquisition was accounted

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

for using a purchase method of accounting. The allocation of purchase price increased recorded license cost by $2.6 million.

In April 2004, the Group acquired 40.0% stake in FECS-900 from OJSC Dalnevostochnaya Kompaniya Electrosvyazi for cash consideration of $8.3 million, increasing its ownership in FECS-900 to 100.0%. The acquisition was accounted for using a purchase method of accounting. The allocation of purchase price increased recorded license cost by $4.1 million.

License costs are amortized over the remaining contractual terms of the respective license, ranging from 6 to 10 years at the date of the first acquisition. Customer base is amortized over the average remaining subscribers life ranging from 32 to 40 months.

Tomsk Cellular Communications acquisition—In September 2003, MTS purchased 100.0% of Siberian operator Tomsk Cellular Communications (“TSS”) for cash consideration of $47.0 million. TSS holds licenses to provide GSM 900/1800 mobile cellular communications in the Tomsk region. The company’s customer base as of the date of acquisition was approximately 183,000 subscribers (unaudited).

The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$3,299
Non-current assets	11,412
License costs	49,282
Current liabilities	(4,543)
Non-current liabilities	(105)
Deferred taxes	(12,345)
Purchase price	$47,000

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years and customer base is amortized over the average remaining subscribers life of approximately 76 months.

Sibchallenge acquisition—On August 22, 2003, MTS completed the purchase of 100.0% of Sibchallenge, a cellular operator in the Krasnoyarsk region, for cash consideration of $45.5 million, paid a finder’s fee of $2.0 million and assumed net debt of approximately $6.6 million. Sibchallenge holds licenses to provide GSM 900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia, the Republic of Khakasiya, and in the Taimyr Autonomous region, all of which are located in the Siberian part of Russia. At the date of acquisition, Sibchallenge had approximately 132,000 subscribers (unaudited).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

The purchase price allocation was as follows:

Current assets	$4,078
Non-current assets	16,678
License costs	52,625
Current liabilities	(6,405)
Non-current liabilities	(6,628)
Deferred taxes	(12,894)
Purchase price	$47,454

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years and customer base is amortized over the average remaining subscribers life of approximately 36 months.

UMC acquisition—On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of UMC, a provider of mobile services in Ukraine, for cash consideration of $199.0 million, including the acquisition of 16.3% of the outstanding voting interest from Deutsche Telekom AG, a related party, for $55.0 million. Acquisition costs relating to the transaction of $1.4 million were capitalized. In connection with the acquisition, MTS also assumed debt of UMC with face value of approximately $65.0 million, with the fair value of approximately $62.0 million. At the date of acquisition, UMC had approximately 1.8 million subscribers (unaudited) and was one of the two leading mobile operators in Ukraine, operating under nationwide GSM 900/1800 and NMT 450 licenses.

The acquisition was accounted for using the purchase method. For convenience, MTS consolidated UMC from March 1, 2003. Purchase price allocation is as follows:

Current assets	$82,293
Non-current assets	272,721
License costs	82,200
Customer base cost	30,927
Current liabilities	(63,551)
Non-current liabilities	(78,580)
Deferred taxes	(27,425)
Minority interest	(99,581)
Purchase price	$199,004

MTS paid $171.5 million of the purchase price in cash and agreed to pay the balance of the purchase price of $27.5 million to Cetel B.V., a wholly-owned subsidiary of Deutsche Telekom AG, within one year. The amount payable accrued interest of 9.0% per annum. In March 2004, MTS cash settled the balance payable to Cetel B.V.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3.   BUSINESSES ACQUIRED (Continued)

MTS also had an option agreement with Ukrtelecom to purchase its remaining 26.0% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million. On June 4, 2003, MTS exercised its call option. As a result of the transaction, MTS’ ownership in UMC increased from 57.7% to 83.7%. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $10.2 million, increased customer base cost by $13.9 million, and decreased minority interest by $66.4 million.

In addition, MTS entered into a put and call option agreement with TDC Mobile International A/S (“TDC”) for the purchase of its 16.3% stake in UMC. The exercise period of the call option was from May 5, 2003 to November 5, 2004, and the put option was exercisable from August 5, 2003 to November 5, 2004. The call option price was $85.0 million plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; the price of the put option was calculated based on reported earnings of UMC prior to the exercise and was subject to a minimum amount of $55.0 million. On June 25, 2003, MTS notified TDC of its intent to exercise its rights under the put and call option agreement. The purchase was completed during July 2003. MTS paid cash consideration of approximately $91.7 million to purchase the remaining 16.3% stake in UMC. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $52.7 million, increased customer base cost by $8.7 million, and decreased minority interest by $43.8 million.

The UMC license costs are amortized over the remaining contractual terms of the licenses of approximately 9 to 13 years at the date of the acquisition, acquired customer base is amortized over the average remaining subscriber’s life of approximately 32 months. Other acquired intangible assets, represented mostly by software, are amortized over their respective useful lives of 3 to 10 years.

In accordance with SFAS No. 141 “Business Combinations,” the Group recognized $8.0 million of goodwill relating to workforce-in-place.

TAIF Telcom acquisition—In April 2003, MTS acquired 51.0% of the common shares of TAIF Telcom, a Russian open joint-stock company, for cash consideration of $51.0 million and 50.0% of the preferred shares of TAIF Telcom for cash consideration of $10.0 million. In May 2003, MTS acquired an additional 1.7% of the common shares of TAIF Telcom for cash consideration of $2.3 million. In connection with the acquisitions, MTS also assumed indebtedness of approximately $16.6 million that was collateralized by telecom equipment.

MTS also entered into call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 47.3% of common shares and 50.0% of preferred shares of TAIF Telcom. The exercise period for the call option on common shares was 48 months from the acquisition date and for the put option on common shares was 36 months following an 18 months period after the acquisition date. The call and put option agreements for the common shares stipulated a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The exercise period for the call option on preferred shares was 48 months following a 24 months period after the acquisition date and for the put option on preferred shares it was a 24 months period after the acquisition date. The call and put option agreements for the preferred shares stipulated a minimum purchase price of $10.0 million plus 8% per

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

annum commencing from the acquisition date. Fair value of the option was $3.5 million at December 31, 2003.

The purchase price allocation for initial stake acquired was as follows:

Current assets	$3,870
Non-current assets	48,391
License costs	68,407
Current liabilities	(26,099)
Non-current liabilities	(5,550)
Deferred taxes	(16,814)
Minority interest	(8,965)
Purchase price	$63,240

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 4 years and customer base is amortized over the average remaining subscribers’ life of approximately 38 months.

TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia. At the date of acquisition, TAIF Telcom had approximately
240,000 subscribers (unaudited).

In September 2004, MTS exercised its option to acquire the remaining 47.3% of common shares and 50.0% of preferred shares in TAIF Telcom for cash consideration of $63.0 million, increasing its ownership to 100.0%. The Group received title to the acquired shares in October 2004. The purchase price allocation increased recorded license cost by $35,8 million, increased acquired customer base by $4.2 million; goodwill was recorded in the amount of $21.2 million. Goodwill is mainly attributable to economic potential of the market.

Acquisitions of various regional companies—In August 2003, the Group reached an agreement to acquire, in a series of related transactions, equity interests in five Russian regional mobile phone operators from MCT Corporation for a total of $71.0 million. The Group agreed to purchase a 43.7% stake in Uraltel (described above) and 100.0% of Vostok Mobile BV, which holds a 50.0% stake in Primtelefon.

The Group also agreed to purchase Vostok Mobile South, which holds 50.0% stakes in Astrakhan Mobile and Volgograd Mobile, as well as an 80.0% stake in Mar Mobile GSM. The Group also entered into agreements to acquire the remaining 20.0% of Mar Mobile GSM and another 2.95% stake in Uraltel from existing shareholders unrelated to MCT Corporation for approximately $1.0 million.

On August 26, 2003, the Group completed the acquisition of Vostok Mobile and recorded a 50.0% stake investment in Primtelefon using equity method of accounting.

On October 14, 2003, the Group completed the purchase of Vostok Mobile South and thus acquired a 50.0% stake in Volgograd Mobile and Astrakhan Mobile and an 80.0% stake in Mar Mobile GSM. Also,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

in a separate transaction the Group completed the acquisition of the remaining 20.0% stake in Mar Mobile GSM from existing shareholders unrelated to MCT Corporation, thus consolidating a 100.0% ownership in the company.

In August 2004, MTS acquired from UTK the remaining 50.0% stakes in Astrakhan Mobile and Volgograd Mobile, increasing its ownership to 100.0%. An acquisition price was paid in cash and amounted to $1.1 million and $2.9 million, respectively. Commencing from the date of acquisition financial results of both companies are consolidated into MTS financial statements. Astrakhan Mobile holds a 800/1800 MHz licenses covering Astrakhan region (population of approximately 1 million) and Volgograd Mobile holds a 800/1800 MHz licenses covering Volgograd region (population of approximately 2.7 million). As of July 31, 2004, two companies provided AMPS/DAMPS services to around 10 thousand subscribers (unaudited). The acquisition was accounted for using a purchase method of accounting. The allocation of purchase price for the first and second stakes in both companies resulted in increase in license cost by $16.5 million.

In April 2004, MTS acquired from OJSC Sibirtelecom additional 7.5% stake in MSS, a company, which operates in the Omsk region, for $2.2 million in cash. This acquisition increased MTS’s ownership in MSS to 91.0%. The acquisition was accounted for using a purchase method of accounting. The allocation of purchase price increased recorded license cost by $1.1 million.

In April and May of 2004, MTS acquired the remaining stakes in the following subsidiaries:

•       35.0% of MTS-NN (a service provider in Nizhny Novgorod) for $0.5 million, and

•       49.0% of Novitel (handsets dealer in Moscow) for $1.3 million.

Both acquisitions increased MTS’s share in the respective companies to 100.0%. The acquisitions were accounted for using a purchase method of accounting. The allocation of purchase price increased recorded goodwill by $1.8 million.

In August 2004, MTS acquired from OJSC Volgatelecom remaining 49.0% stake in UDN-900 for $6.4 million in cash. This acquisition increased MTS’s ownership in UDN to 100.0%. The allocation of purchase price increased recorded license cost by $0.3 million. UDN-900 provides GSM 900 services under the MTS brand in Udmurtia Republic (population 1.6 million). UDN’s subscriber base as of July 31, 2004 was 219,760 (unaudited).

In February 2005, MTS completed the acquisition of 74.9% stake in Sweet-Com LLC for cash consideration of $2.0 million. Sweet-Com LLC is a holder of 3.5GHz radio frequency allocation for Moscow region. The Company is providing wide-band radio access services for the “last mile” based on the Radio-Ethernet technology. The acquisition was accounted for using purchase method of accounting. As the result of the purchase price allocation license cost was increased by $2.4 million.

In February 2005, MTS acquired 74.0% stake in MTS-Komi Republic increasing its ownership to 100.0%. The consideration paid under the transaction amounted to $1.2 million. The acquisition was accounted for using the purchase method of accounting.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

3. BUSINESSES ACQUIRED (Continued)

In December 2005, MTS acquired an additional 74.0% stake in MTS-Tver for $1.4 million. As a result of the transaction, MTS’ ownership in the company increased to 100.0%. The acquisition was accounted for using the purchase method of accounting.

Pro forma results of operations (unaudited)—The following unaudited pro forma financial data for the years ended December 31, 2005 and 2004, give effect to the acquisitions of BCTI and other various regional companies as if they had occurred at January 1, 2004.

	December 31, 2005	December 31, 2004
Pro forma:
Net revenues	$5,038,735	$3,919,782
Net operating income	1,642,363	1,419,518
Net income	1,128,567	980,416
Earnings per share, basic and diluted	$0.57	$0.49

The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2004, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

4.   CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2005 and 2004 comprised the following:

	December 31, 2005	December 31, 2004
U.S. dollar current accounts	$4,599	$107,172
U.S. dollar time deposits	751	45,295
Ruble current accounts	46,119	90,527
Ruble deposits	6,775	2,596
Hryvna current accounts	4,540	10,190
Uzbek som current accounts	920	715
Uzbek som deposit accounts	3,812	15,106
Turkmenian manat current accounts	10,651	—
Other	117	2,549
Total cash and cash equivalents	$78,284	$274,150

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

5.   SHORT-TERM INVESTMENTS

Short-term investments, denominated in U.S. dollars, as of December 31, 2005 comprised the following:

	Annual interest rate	Maturity date	December 31, 2005
East-West United Bank S.A.	2.0%	February 15, 2006	23,100
Other			4,959
Total short-term investments			$28,059

In 2005, the deposit agreement with East-West United Bank S.A., a related party, whose shareholder is Sistema, was amended to change the maturity date from April 2005 to February 2006.

Short-term investments, denominated in U.S. dollars, as of December 31, 2004 comprised the following:

	Annual interest rate	Maturity date	December 31, 2004
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 9, 2005	$30,000
East-West United Bank S.A.	2.0%	April 4, 2005	23,100
OJSC Moscow Bank of Reconstruction and Development	8.4%	October 10, 2005	10,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 14, 2005	10,000
Other			260
Total short-term investments			$73,360

OJSC Moscow Bank of Reconstruction and Development is a related party (see also Note 17 Related parties).

6.   TRADE RECEIVABLES, NET

Trade receivables as of December 31, 2005 and 2004 were as follows:

	December 31, 2005	December 31, 2004
Accounts receivable, subscribers	$147,138	$113,869
Accounts receivable, roaming	30,863	24,731
Accounts receivable, other	71,238	40,584
Allowance for doubtful accounts	(39,919)	(16,659)
Trade receivables, net	$209,320	$162,525

The following table summarizes the changes in the allowance for doubtful accounts for the year ended December 31, 2005, 2004 and 2003:

	December 31, 2005	December 31, 2004	December 31, 2003
Balance, beginning of the year	$16,659	$13,698	$6,270
Provision for doubtful accounts	50,407	26,459	32,633
Accounts receivable written off	(27,147)	(23,498)	(25,205)
Balance, end of the year	$39,919	$16,659	$13,698

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

7.   INVENTORY AND SPARE PARTS

Inventory as of December 31, 2005 and 2004 comprised the following:

	December 31, 2005	December 31, 2004
Spare parts for base stations	$48,998	$14,775
Handsets and accessories	39,147	30,574
Other inventory	68,515	44,169
Total inventory and spare parts	$156,660	$89,518

Other inventory mainly consists of SIM cards and advertising materials. Obsolescence expense for the years ended December 31, 2005, 2004 and 2003 amounted to $9,112, $4,610, and $3,307, respectively, and was included in general and administrative expenses in the accompanying consolidated statements of operations. Spare parts for base stations included in inventory are expected to be utilized within 12 months period.

8.   PROPERTY, PLANT AND EQUIPMENT

The net book value of property, plant and equipment as of December 31, 2005 and 2004 was as follows:

	December 31, 2005	December 31, 2004
Network, base station equipment (including leased network and base station equipment of $58,664 and $67,905, respectively) and related leasehold improvements	$3,534,574	$2,538,240
Office equipment, computers, software and other (including leased office equipment, computers and software of $402 and $1,613, respectively)	339,788	249,458
Buildings and related leasehold improvements	225,726	202,095
Vehicles	21,830	15,658
Property, plant and equipment, at cost	4,121,918	3,005,451
Accumulated depreciation (including accumulated depreciation on leased equipment of $27,424 and $30,304)	(1,350,783)	(901,416)
Equipment for installation	621,346	275,010
Construction in progress	1,090,198	855,273
Property, plant and equipment, net	$4,482,679	$3,234,318

Interest costs of $54.2 million and $33.2 million were capitalized in property, plant and equipment during the years ended December 31, 2005 and 2004, respectively.

Depreciation expenses during the years ended December 31, 2005, 2004 and 2003, amounted to $510.5 million, $385.7 million and $233.1 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $7.7 million, $5.4 million and $7.6 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

9.   OTHER INTANGIBLE ASSETS

Intangible assets at December 31, 2005 and 2004 comprised the following:

		December 31, 2005			December 31, 2004
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Acquired customer base	32 to 60 months	$110,360	$(78,219)	$32,141	$94,632	$(50,276)	$44,356
Rights to use premises	5 to 9 years	8,749	(2,573)	6,176	19,638	(12,393)	7,245
Radio frequencies	3 to 15 years	130,839	(31,227)	99,612	115,493	(31,494)	83,999
Numbering capacity with finite contractual life	5 to 10 years	65,763	(50,325)	15,438	52,630	(39,746)	12,884
Software and other	3 to 15 years	850,068	(342,754)	507,314	422,291	(175,490)	246,801
		1,165,779	(505,098)	660,681	704,684	(309,399)	395,285
Unamortized intangible assets:
Numbering capacity with indefinite contractual life		20,344	—	20,344	17,247	—	17,247
Total other intangible assets		$1,186,123	$(505,098)	$681,025	$721,931	$(309,399)	$412,532

As a result of a limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. Costs of acquiring numbering capacity with a finite contractual life are amortized over period of five to ten years in accordance with the terms of the contract entered into to acquire such capacity. Numbering capacity with indefinite contractual life is not amortized.

A significant component of MTS’ right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS’ administrative offices and facilities utilized for mobile switching centers. By December 31, 2005, these rights are fully amortized and written-off due to the expiration. In addition and simultaneously with acquisition of UMC in 2003 we obtained additional property rights in the amount of $8.7 million.

Amortization expense for the years ended December 31, 2005, 2004 and 2003 amounted to $202.3, $138.1 and $77.1 million, respectively. Based on the amortizable intangible assets existing at December 31, 2005, the estimated amortization expense is $173.5 million during 2006, $164.4 million during 2007, $141.0 million during 2008, $89.5 million during 2009, $27.5 million during 2010 and $64.8 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

10.   Deferred connection fees

Deferred connection fees for the years ended December 31, 2005 and 2004 were as follows:

	December 31, 2005	December 31, 2004
Balance at beginning of the year	$92,748	$46,644
Payments received and deferred during the year	53,644	93,082
Amounts amortized and recognized as revenue during the year	(44,207)	(46,978)
Balance at end of the year	102,185	92,748
Less current portion	(44,361)	(45,083)
Non-current portion	$57,824	$47,665

MTS defers initial connection fees paid by subscribers for the first time activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life (see Note 2).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11.   DEBT

As at December 31, 2005 and 2004, debt comprised the following:

	Currency	Annual interest rate (actual rate at December 31, 2005)	December 31, 2005	December 31, 2004
9.75% Notes due 2008	USD	9.75%	$400,000	$400,000
8.38% Notes due 2010	USD	8.38%	400,000	400,000
8.00% Notes due 2012	USD	8.00%	399,052	—
Total notes, long-term			$1,199,052	$800,000
Syndicated loan	USD	LIBOR + 2.50% (7.20%)	$460,000	$600,000
Citibank N.A.,ING Bank N.V.and Raiffeisen AG	USD	LIBOR + 0.75%–2.25%	200,000	—
		(5.29%–6.79%)
HSBC Bank plc and ING BHF-BANK AG	USD	LIBOR + 0.43% (5.13%)	171,816	77,003
ING Bank N.V.	USD	LIBOR + 0.75% (5.14%)	150,000	—
Citibank International plc and ING Bank N.V.	USD	LIBOR + 0.30% (5.00%)	111,009	—
EBRD	USD	LIBOR + 3.10% (7.80%)	138,462	150,000
Commerzbank AG, ING Bank AG and HSBC Bank plc	USD	LIBOR + 0.30% (5.00%)	92,826	—
ABN AMRO N.V.	USD/EUR	LIBOR + 0.35% (5.05%) EURIBOR + 0.35% (2.99%)	83,179	—
Barclays Bank PLC	USD	LIBOR + 0.13%–0.15%	80,086	—
		(4.83%–4.85%)
HSBC Bank plc, ING Bank AG and Bayerische Landesbank	USD	LIBOR + 0.30% (5.00%)	63,338	—
ING BHF Bank and Commerzbank AG	EUR	EURIBOR + 0.65% (3.29%)	43,168	63,851
ING Bank (Eurasia)	USD	LIBOR + 2.25%–4.15%	20,000	46,667
		(6.79%–8.69%)
Commerzbank Belgium S.A./N.V.	USD	LIBOR + 0.40% (5.10%)	13,314	—
HSBC	USD	LIBOR + 2.75% (7.23%)	7,500	17,500
West LB	EUR	EURIBOR+2.00% (4.64%)	4,000	4,000
Nordea Bank Sweden	USD	LIBOR + 0.40% (5.10%)	3,249	6,499
Ericsson	USD	LIBOR + 4.00% (8.54%)	3,150	14,850
CSFB	USD	LIBOR + 2.20% (6.74%)	—	140,000
KFW	EUR	EURIBOR + 0.95% (3.59%)	—	1,478
Other debt		—	687	2,792
Total debt			$1,645,784	$1,124,640
Less current portion			765,881	370,845
Total long-term debt			$879,903	$753,795

Notes—On January 30, 2003, MTS Finance S.A. (“MTS Finance”), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $400.0 million 9.75% notes at par. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 30 and

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11.          DEBT (Continued)

July 30, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes’ issue were $400.0 million and related issuance costs of $3.9 million were capitalized.

On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.375% at par. The cash proceeds from the notes were $395.4 million and related issuance costs of approximately $4.6 million were capitalized. These notes are fully and unconditionally guaranteed by MTS OJSC and will mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004.
The notes are listed on the Luxembourg Stock Exchange.

On January 27, 2005, MTS Finance issued $400.0 million 8.0% unsecured notes at 99.736%. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 28, 2012. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 28 and July 28, commencing on July 28, 2005. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $398.9 million and related debt issuance cost of $2.5 million were capitalized.

Subject to certain exceptions and qualifications, the indentures governing the notes contain covenants limiting the Group’s ability to:

•       Incur debt;

•       Create liens;

•       Lease properties sold or transferred by the Group;

•       Enter into loan transactions with affiliates;

•       Merge or consolidate with another person or convey its properties and assets to another person; and

•       Sell or transfer any of its GSM licenses for the Moscow, St. Petersburg, Krasnodar and Ukraine license areas.

In addition, if the Group experiences certain types of mergers, consolidations or other changes in control, noteholders will have the right to require the Group to redeem the notes at 101% of their principal amount, plus accrued interest. The Group is also required to take all commercially reasonable steps necessary to maintain a rating of the notes from Moody’s or Standard & Poor’s. The notes also have cross default provisions with publicly traded debt issued by Sistema, the shareholder of the Group.

If the Group fails to meet these covenants, after certain notice and cure periods, the noteholders can accelerate the debt to be immediately due and payable.

Management believes that the Group is in compliance with all restrictive debt covenants provisions during the three year period ended December 31, 2005.

Syndicated loan—In July 2004, MTS OJSC entered into a $500.0 million syndicated loan agreement (“Syndicated Loan”) with international financial institutions: ING Bank N.V., ABN AMRO Bank N.V.,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11.          DEBT (Continued)

HSBC Bank plc, Raiffeisen Zentralbank Oesterreich AG ZAO, Bank Austria Creditanstalt AG, Commerzbank Aktiengesellschaft and others. The credit facility bears interest of LIBOR+2.50% per annum and matures in 3 years. The proceeds were used by MTS OJSC for corporate purposes, including refinancing of its existing indebtedness. In September 2004, MTS extended the total amount available under the Syndicated Loan for an additional $100.0 million to the total amount of $600.0 million. Commitment fee for the Syndicated Loan amounted to $0.5 million. The debt issuance costs in the amount of $10.2 million were capitalized. As of December 31, 2005 and 2004, the outstanding balances under the Syndicated Loan were $460.0 million and $600.0 million, respectively. The loan facility is subject to certain restrictive covenants including, but not limited to, certain financial ratios. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants.

Citibank N.A., ING Bank N.V. and Raiffeisen AG—In December 2005, UMC signed an agreement with Citibank N.A., ING bank N.V. and Raiffeisen Zentralbank Osterreich AG, for a $200.0 million aggregated loan facility to be made available in two tranches of $103.0 million and $97.0 million. These funds will be used for general corporate purposes, including financing of capital expenditure and refinancing of existing indebtedness. The amount outstanding under the first tranche is guaranteed by MTS OJSC. The first and the second tranche bear interest at LIBOR+0.75% and LIBOR+2.25% per annum, respectively. The commitment fee is calculated on a daily basis at the rate of 45% of the applicable margin established for each tranche. The loan is subject to certain restrictive covenants including financial ratios and covenants limiting the Group’s ability to convey or dispose its properties and assets to another person. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. Each tranche is redeemable in four equal installments within a year after the signing date. As of December 31, 2005, the outstanding balances under the loan were $103.0 million and $97.0 million, respectively.

In March 2006, MTS OJSC guaranteed the amount outstanding under the second tranche and the lenders agreed to reduce the interest rate applicable to it to LIBOR+0.75% per annum.

HSBC Bank plc and ING BHF BANK AG—In October 2004, MTS OJSC entered into two credit facility agreements with HSBC Bank plc and ING BHF-BANK AG for the total amount $121.4 million. The facilities also allow uncommitted additional borrowing up to $36.5 million. In April 2005, the lenders agreed to increase the amount of available credit facility by $28.3 million. The funds received under the facilities were used to purchase telecommunication equipment and software from Siemens AG and Alcatel SEL AG for technical upgrade and expansion of network. The facility bears interest at LIBOR+0.43% per annum. A commitment fee of 0.20% per annum and an arrangement fee of 0.25% will be paid in accordance with the loan agreement. The principal and interest amounts are to be repaid in seventeen equal half year installments, starting July 2005 for the first agreement and September 2005 for the second one. The debt issuance costs in the amount of $25.9 million were capitalized. As of December 31, 2005 and 2004, the outstanding balances under these agreements were $171.8 million and $77.0 million, respectively. The facilities mature in July and September 2013 and are subject to certain restrictive covenants, including, but not limited to, covenants restricting the Group’s ability to convey or dispose its properties and assets to another person. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. The available credit facility as of December 31, 2005, was $3.8 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11.          DEBT (Continued)

ING Bank N.V.—In November 2005, MTS Finance entered into a credit facility agreement with ING Bank N.V. which allows it to borrow up to $150.0 million. These funds will be used for general corporate purposes. The loan bears interest of LIBOR+0.75% per annum. The arrangement fee totaled $0.8 million. The loan is subject to certain restrictive covenants including, but not limited to, certain financial ratios. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. The facility matures in 6 months after the first utilization of available loan amount. As of December 31, 2005, $150.0 million was outstanding under the facility.

Citibank International plc and ING Bank N.V.—In December 2005, MTS OJSC signed an agreement with Citibank International plc and ING Bank N.V. for a $130.8 million committed credit facility and a $36.6 million uncommitted additional facility. These funds will be used to purchase telecommunication equipment from Ericsson AB. The loan bears interest of LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn facility. The loan is subject to certain covenants, including, but not limited to, covenants restricting the Group’s ability to convey or dispose its properties and assets to another person. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over 9 years. As of December 31, 2005, the balance outstanding under the loan was $111.0 million. The available credit facility as of December 31, 2005, was $19.7 million.

EBRD—In December 2004, MTS OJSC entered into a credit facility agreement with European Bank for Reconstruction and Development (“EBRD”) for the total amount of $150.0 million. The facility bears interest at LIBOR+3.10% per annum. A commitment fee of 0.50% per annum should be paid in accordance with the credit agreement. The final maturity of this agreement is December 15, 2011. The debt issuance costs in the amount of $1.5 million were capitalized. As of December 31, 2005 and 2004, the balances outstanding under the loan were $138.5 million and $150.0 million, respectively. The loan is subject to certain restrictive covenants including, but not limited to, certain financial ratios. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants.

Commerzbank AG, HSBC Bank plc and ING Bank Deutschland AG—In October 2005, MTS OJSC entered into an agreement with Commerzbank AG, HSBC Bank plc and ING Bank Deutschland AG for a $125.8 million committed credit facility. The agreement also allows the Company to borrow up to $28.3 million under an uncommitted additional facility. These funds will be used to purchase telecommunication equipment from Siemens AG. The loan bears interest of LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn facility. The loan is subject to certain covenants, including, but not limited to, covenants restricting the Group’s ability to convey or dispose its properties and assets to another person. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over 9 years. As of December 31, 2005, the balance outstanding under the loan was $92.8 million. The available credit facility as of December 31, 2005, was $33.0 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11.          DEBT (Continued)

ABN AMRO N.V.—In November 2004, MTS OJSC signed a loan agreement with ABN AMRO Bank N.V. for $56.6 million and EUR 8.4 million ($9.9 million as of December 31, 2005). In March 2005, the agreement was amended to expand the EUR facility up to EUR 31.3 million ($37.2 million as of December 31, 2005).These funds were used to acquire telecommunication equipment from Ericsson AB to expand the network. The loan is repayable on a biannual basis in equal installments over 9 years and has an interest rate of USD LIBOR/EURIBOR+0.35% per annum. The debt issuance costs in the amount of $9.8 million have been capitalized. The loan is subject to certain covenants, including, but not limited to, covenants restricting the Group’s ability to make any substantial change to general nature or scope of its business. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. As of December 31, 2005 and 2004, $83.2 million and $nil, respectively, were outstanding under the facility.

Barclays Bank plc—In February 2005, MTS OJSC entered into a credit facility with Barclays Bank plc to finance the acquisition of equipment from Motorola Limited. The facility allows borrowing up to $25.7 million and uncommitted additional borrowing of up to $64.3 million. In December 2005, the agreement with Barclays Bank plc was amended to increase the amount of available uncommitted additional facility by $23.3 million. The original facility bears interest of LIBOR+0.15% per annum and additional uncommitted facility bears interest of LIBOR+0.13% per annum. An arrangement fee of 0.4% of the original facility amount and of 0.4% of each additional commitment facility amount will be paid in accordance with the agreement. The commitment fee is 0.175% per annum. The debt issuance costs in the amount of $10.4 million have been capitalized. The facilities are redeemable in equal semi-annual installments by January 31, 2014. The loan is subject to certain covenants, including, but not limited to, covenants restricting the Group’s ability to convey or dispose its properties and assets to another person. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. As of December 31, 2005, the outstanding balance under the facility was $80.1 million. The available credit facility as of December 31, 2005, was $31.7 million.

HSBC Bank plc, ING Bank Deutschland AG and Bayerische Landesbank—In November 2005, MTS OJSC entered into credit facility with HSBC Bank plc, ING Bank Deutschland AG and Bayerische Landesbank for up to $123.8 million and  up to $17.3 million of uncommitted additional borrowing. The funds received will be used to finance the acquisition of telecommunication equipment from Alcatel SEL AG. The loan bears interest of LIBOR+0.30% per annum. An arrangement fee of 0.20% of the original facility amount and agency fee of $0.01 million per annum will be paid in accordance with the agreement. The commitment fee is 0.10% per annum on the undrawn facility. The debt issuance costs in the amount of $19.3 million were capitalized. The loan is subject to certain covenants, including, but not limited to, covenants restricting the Group’s ability to convey or dispose its properties and assets to another person. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. The facilities are repayable on a biannual basis in equal installments over 9 years. As of December 31, 2005, the outstanding amount under the loan was $63.3 million. The available credit facility as of December 31, 2005, was $60.5 million.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11.   DEBT (Continued)

ING BHF Bank and Commerzbank AG—On December 30, 2003, UMC entered into a credit facility with ING BHF Bank and Commerzbank AG to finance the acquisition of telecommunication equipment from Siemens AG. The aggregate amount available under this credit facility is EUR 47.4 million ($56.3 million as of December 31, 2005). In 2004, the agreement was amended to increase the amount available under the facility by EUR 9.2 million ($10.9 million as of December 31, 2005). The loan is guaranteed by MTS OJSC and bears interest at EURIBOR+0.65% per annum. The amount outstanding is redeemable in 10 equal semi-annual installments starting on July 31, 2004. At December 31, 2005 and 2004, the amounts outstanding under the loan were $43.2 million and $63.9 million, respectively.

ING Bank (“Eurasia”)—In September 2003, UMC entered into a $60.0 million syndicated credit facility with ING Bank (“Eurasia”) ZAO, ZAO Standard Bank and Commerzbank AG with an interest rate of LIBOR + 2.25%–4.15% per annum. The loan is guaranteed by MTS OJSC. The proceeds were used by UMC to refinance its existing indebtedness. The loan is payable in 8 equal quarterly installments starting from September 2004. As of December 31, 2005 and 2004, $20.0 million and $46.7 million were outstanding, respectively, under this credit facility.

Commerzbank Belgium S.A./N.V.—In October 2004, MTS OJSC entered into a loan agreement with Commerzbank Belgium S.A./N.V. The aggregate amount under the agreement is $18.3 million. The loan proceeds were used to finance the purchase of telecommunication equipment from Alcatel Bell N.V. and bears interest of LIBOR+0.4% per annum. A commitment fee at rate of 0.225% per annum and flat management fee of 0.25% on the loan amount should be paid in accordance with the terms of agreement. Related debt issuance costs amounted to $1.3 million were capitalized. As of December 31, 2005 and 2004, the outstanding balances were $13.3 million and $nil, respectively. The available credit facility as of December 31, 2005 was $5.0 million.

HSBC Bank LLC—In October 2003, TAIF Telcom entered into a $25.0 million credit facility with HSBC Bank LLC, which is guaranteed by MTS OJSC. The facility bears interest at LIBOR+2.75% per annum and is redeemable in ten equal quarterly installments commencing on June 2004. The funds were used to purchase telecommunication equipment and general corporate purposes. The loan is subject to certain restrictive covenants including, but not limited to, restriction on the Group’s ability to encumbrance on its properties and assets. Management believes that as of December 31, 2005, the Group is in compliance with all existing covenants. As of December 31, 2005 and December 31, 2004, the outstanding balances under the credit facility were $7.5 million and $17.5 million, respectively.

West LB International—In July 2002, MTS-P entered into a credit facility agreement with West LB International S.A. Amounts outstanding under this agreement bear interest of EURIBOR+2.00% per annum for the first two years for each advance and 4.00% per annum for the remaining interest periods for each advance until maturity. The final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC. The balance outstanding under the loan was $4.0 million as of December 31, 2005 and 2004.

Nordea Bank Sweden—In September 2003, Primtelefon entered into a long-term loan facility with Nordea Bank Sweden for the total amount of $9.8 million. Amounts outstanding under the loan agreement bear interest at LIBOR+0.40% per annum and mature in October 2006. The loan is guaranteed by MTS

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11. DEBT (Continued)

OJSC. As of December 31, 2005 and 2004, the amounts outstanding under the loan were $3.2 million and $6.5 million, respectively.

Ericsson debt restructuring—In December 1996, Rosico, a wholly-owned subsidiary merged into MTS OJSC in June 2003, entered into a credit agreement with Ericsson Project Finance AB (“Ericsson”) that provided for a credit facility with an aggregate principal amount of $60.0 million and had a maximum term of five years (the “Ericsson Loan”). The loan was repayable in ten equal consecutive quarterly payments of $6.0 million commencing in 1999. On July 24, 2001, MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR + 4.00%. If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of additional 6.00% per annum. The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without the lender’s express consent.

Concurrent with the Group’s acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS enters into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2005 and December 31, 2004. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2005, Sistema has made payments under this obligation in the amount of $60.0 million, $56.9 million of which are repayable in the form of long-term, ruble denominated promissory notes with 0% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

On February 25, 2003, Ericsson assigned all of its rights and obligations under the Ericsson Loan to Salomon Brothers Holding Company, Inc.

As of December 31, 2005 and 2004, $3.2 million and $14.9 million were outstanding, respectively, under the Ericsson Loan.

CSFB—In October 2004, MTS Finance entered into a short-term loan facility with CSFB for the total amount of $140.0 million. Amounts outstanding under the loan agreement bore interest at LIBOR+2.20% per annum. The debt was fully repaid in April 2005.

KFW—On December 21, 1998, UMC entered into two loan agreements with KFW, a German bank, for EUR 1.9 million and EUR 10.9 million. These loans bore interest at EURIBOR+0.95% per annum and matured on March 31, 2004 and February 28, 2005, respectively. As of December 31, 2005, the debt was fully repaid.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11. DEBT (Continued)

The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2005:

Payments due in the year ended December 31,
2006	$765,881
2007	290,815
2008	510,693
2009	104,526
2010	498,359
Thereafter	674,562
$2,844,836

In December 2004, the Group entered into two variable-to-fixed interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank PLC to hedge MTS’ exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan. MTS agreed with ABN AMRO to pay a fixed rate of 3.27% and receive a variable interest of LIBOR on $100.0 million for the period from October 7, 2004 up to July 27, 2007. MTS agreed with HSBC Bank PLC to pay a fixed rate of 3.25% and receive a variable interest of LIBOR on $150.0 million for the period from October 7, 2004 up to July 27, 2007. These instruments qualify as cash flow hedges under the requirements of SFAS No. 133 as amended by SFAS No. 149. As of December 31, 2005, the Group recorded a asset of $3.6 million in relation to these contracts in the accompanying consolidated balance sheet and an income of $2.8 million, net of tax of $0.8 million, as other comprehensive income in the accompanying consolidated statement of changes in shareholders equity in relation to the change in fair value of these agreements. In 2005 there were no amounts reclassified from other comprehensive income to income due to hedge ineffectiveness.

12.   CAPITAL LEASE OBLIGATIONS

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2005:

Payments due in the year ended December 31,
2006	$3,413
2007	2,484
2008	676
2009	7
2010	5
Thereafter	2
Total minimum lease payments (undiscounted)	6,587
Less amount representing interest	(866)
Present value of net minimum lease payments	5,721
Less current portion of lease payable	(2,793)
Non-current portion of lease payable	$2,928

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

12. CAPITAL LEASE OBLIGATIONS (Continued)

For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2005, see Note 17 Related Parties.

13.   ACCRUED LIABILITIES

Accrued liabilities at December 31, 2005 and 2004 comprised the following:

	December 31, 2005	December 31, 2004
Accrued payroll and vacation	$60,732	$44,673
Interest payable on debt	51,403	31,177
VAT	34,139	32,174
Taxes other than income	28,553	23,706
Accruals for advertising services	6,728	4,782
Other accruals	94,736	44,165
Total accrued liabilities	$276,291	$180,677

14.   INCOME TAX

MTS’ provision for income taxes was as follows for the year ended December 31, 2005, 2004 and 2003:

	December 31, 2005	December 31, 2004	December 31, 2003
Current provision for income taxes	$475,549	$430,687	$285,481
Deferred income tax benefit	(64,959)	(76,023)	(43,001)
Total provision for income taxes	$410,590	$354,664	$242,480

The statutory income tax rate in Russia in 2003-2005 was 24%. From January 1, 2004, UMC statutory income tax rate changed from 30% to 25% as a result of changes in Ukranian tax legislation.

The statutory income tax rate reconciled to MTS’ effective income tax rate is as follows for the year ended December 31, 2005, 2004 and 2003:

	December 31, 2005	December 31, 2004	December 31, 2003
Statutory income tax rate for year	24.0%	24.0%	24.0%
Adjustments:
Expenses not deductible for tax purposes	3.0	1.0	2.3
Effect of higher tax rate of UMC	0.3	0.2	0.9
Currency exchange and transaction gains (losses)	(0.8)	1.2	1.6
Other	(0.2)	(0.6)	0.4
Effective income tax rate	26.3%	25.8%	29.2%

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

14.          INCOME TAX

Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$64,113	$48,829
Deferred connection fees	24,784	22,598
Subscriber prepayments	23,153	18,151
Accrued expenses	33,803	18,934
Allowance for doubtful accounts	7,027	5,220
Inventory obsolescence	7,122	2,759
Loss carryforward (Rosico and MSS)	—	7,171
Other	8,013	4,328
	168,015	127,990
Valuation allowance	—	(7,171)
Total deferred tax assets	168,015	120,819
Deferred tax liabilities
Licenses acquired	$(140,167)	$(160,358)
Depreciation of property, plant and equipment	(42,394)	(31,429)
Customer base	(7,584)	(10,746)
Other intangible assets	(20,428)	(20,226)
Debt issuance cost	(17,836)	(3,829)
Other	(14,684)	(4,771)
Total deferred tax liabilities	(243,093)	(231,359)
Net deferred tax liability	(75,078)	(110,540)
Net deferred tax assets, current	$83,336	$49,850
Net deferred tax liability, long-term	$(158,414)	$(160,390)

As of December 31, 2004, the Group had taxable loss carryforward in the amount of $29.9 million related to operations of Rosico, that resulted in deferred tax assets in the amounts of $7.2 million. While Rosico was merged into MTS OJSC in June 2003, the Group recorded a valuation allowance for the entire amount of the available tax loss carryforward related to Rosico as of December 31, 2004, as MTS OJSC had not yet performed all procedures necessary to determine what amounts will be available for deductions in the future as of that date. As of December 31, 2005, the possibility of the claim for the tax loss carryforward was assessed as remote and therefore no deferred tax asset was recorded.

The Group does not record a deferred tax liability related to undistributed earnings of UMC, Uzdunrobita and BCTI, as it intends to permanently reinvest these earnings. The undistributed earnings of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

UMC amounted to $994.0 million (unaudited) and $559.5 million as of December 31, 2005 and 2004, respectively.

15.   SHAREHOLDERS’ EQUITY

In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. Net income of MTS OJSC for the years ended December 31, 2005, 2004 and 2003 that is distributable under Russian legislation totaled 12,544 million rubles ($444.4 million), 15,209 million rubles ($527.9 million) and 13,423.0 million rubles ($437.4 million), respectively.

16.   STOCK BONUS AND STOCK OPTION PLANS

In 2000 MTS established a stock bonus plan and stock option plan (“the Option Plan”) for selected officers, key employees and key advisors. During its initial public offering in 2000 (see Note 1) MTS allotted 9,966,631 shares of it common stock to fund the Option Plan.

Since 2002, MTS made several grants pursuant to its stock option plan to employees and directors of the Group. These options generally vest over a two year period from the date of the grant, contingent on continued employment of the grantee with the Company. A summary of the status of the Group’s Option Plan is presented below:

	Shares	Weighted average exercise price, U.S. dollar
Outstanding at December 31, 2002	4,648,421	1.42
Granted	1,952,632	2.43
Exercised	(37,557)	1.31
Exchanged for cash award	(1,746,310)	1.31
Forfeited	(19,776)	1.31
Outstanding at December 31, 2003	4,797,410	1.87
Granted	1,665,256	5.95
Exercised	(2,726,966)	1.49
Forfeited	(204,730)	1.92
Outstanding at December 31, 2004	3,530,970	4.09
Granted	1,778,694	6.89
Exercised	(1,801,622)	2.43
Forfeited	(320,802)	5.25
Outstanding at December 31, 2005	3,187,240	6.47

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

16.   STOCK BONUS AND STOCK OPTION PLANS (Continued)

As of December 31, 2005, the Group had the following stock options outstanding:

Exercise prices	Number of shares	Remaining weighted average life (years)
5.95	1,417,546	0.54
6.89	1,769,694	1.54
	3,187,240

None of the options granted in 2004 and 2005 outstanding at December 31, 2005 were exercisable.

According to the terms of the Option Plan, the exercise price of the options equals the average market share price during the hundred day period preceding the grant date. The difference in the exercise price of the option and market price at the date of grant is shown as unearned compensation in the consolidated statements of changes in shareholders’ equity and is amortized to expense over the vesting period of two years. This amount historically had been insignificant to the consolidated financial statements.

The Group’s Option Plan does not routinely allow a grantee to receive cash in lieu of shares, however due to the lack of liquidity for the Group’s stock in the Russian market, 1,746,310 options were cancelled by MTS in 2003 and exchanged for a cash award of $2.9 million.

The fair value of options granted during the three years in the period ended December 31, 2005 were estimated using the binomial option pricing model using the following assumptions:

	2005	2004	2003
Risk free rate	4.7%	4.5%	5.2%
Expected dividend yield	3%	3%	3%
Expected volatility	40.0%	48.8%	40.0%
Expected life (years)	2	2	2
Fair value of options (per share)	$1.74	$2.36	$1.02

In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

17.   RELATED PARTIES

Related party balances as of December 31, 2005 and 2004 comprised the following:

	December 31, 2005	December 31, 2004
Accounts receivable:
Rosno for insurance	$3,663	$9,065
Maxima for advertising	1,689	884
Mediaplanning for advertizing	1,400	—
MTT for interconnection	862	1,497
Kvazar-Micro for information systems consulting	—	2,161
T-Mobile for roaming	—	1,198
Receivables from investee companies	—	2,963
Other	47	—
Total accounts receivable, related parties	$7,661	$17,768
Accounts payable:
Strom Telecom for software	$25,378	$7,070
Kvazar-Micro for information systems consulting	6,564	—
MTT for interconnection	4,262	2,964
MTU-Inform for interconnection	2,430	2,398
Maxima for advertising	1,082	—
MGTS for interconnection	588	607
T-Mobile for roaming	—	1,580
Other	525	2,390
Total accounts payable, related parties	$40,829	$17,009

Transactions with major related parties are described below.

Moscow Bank of Reconstruction and Development (“MBRD”)—Starting August 2000, MTS has been maintaining certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2005 MTS’ cash position at MBRD amounted to $18.0 million in current accounts. As of December 31, 2004, MTS’ cash position at MBRD amounted to $72.0 million in current accounts. The related interest accrued and collected on the deposits for the years ended December 31, 2005 and 2004 amounted to $5.4 million and $6.8, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

Borrowing transactions with MBRD are described in Note 11.

Rosno OJSC (“Rosno”)—MTS arranged medical insurance for its employees and property insurance with Rosno, whose significant shareholder is Sistema. Insurance premium paid to Rosno for the years ended December 31, 2005, 2004 and 2003 amounted to $12.6 million, $7.6 million and $16.9 million, respectively. Management believes that all of the insurance contracts with Rosno have been entered into at market terms.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

17. RELATED PARTIES (Continued)

Maxima Advertising Agency (“Maxima”)—In 2005, 2004 and 2003, MTS Group had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising costs related to Maxima for the years ended December 31, 2005, 2004 and 2003 amounted to $58.6 million, $48.9 million and
$23.7 million, respectively. Management believes that these agreements are at market terms.

Kvazar-Micro Corporation (“Kvazar”)—Kvazar, a Ukrainian based company providing solutions, services, and business consulting in the field of information and communication technologies. Since July 2004, Sistema is a controlling shareholder in Kvazar. In 2004, MTS signed agreements for software implementation services with Kvazar. Pursuant to agreements with Kvazar, in year 2005 and 2004 MTS purchased software systems and related equipment in total amount of approximately $62.0 million and $9.7 million, respectively. Management believes that these agreements are at market terms.

Telmos—In 2005, 2004 and 2003, MTS had interconnection arrangements with, and received domestic and international long-distance services from Telmos, a subsidiary of Sistema. Interconnection and line rental expenses for the years 2005, 2004 and 2003 comprise $1.2 million, $1.6 million and
$1.6 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network (“MGTS”)—In 2005, 2004 and 2003, MTS had line rental agreements with MGTS and rented a cable plant from MGTS for the installation of optic-fiber cable. MTS also rented buildings for administrative office as well as premises for switching and base station equipment. Rental expenses for the years 2005, 2004 and 2003 amounted to $8.3 million $5.9 million and $4.5 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

MTU-Inform—In 2005, 2004 and 2003, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Interconnection and rental expenses for the years 2005, 2004 and 2003, were $24.0 million $25.7 million and $23.3 million, respectively. In 2003 MTS also purchased telephone numbering capacity from MTU-Inform for $2.0 million. Management believes that these agreements are at market terms.

Comstar—In 2005, 2004 and 2003, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. Cost of interconnecton and line rental services rendered by Comstar for the years 2005, 2004 and 2003 amounted to $4.7 million, $3.1 million and $3.6 million, respectively. Management believes that these agreements are at market terms.

T-Mobile—In 2005 T-Mobile ceased to be a related party (see Note 1). In 2004 and 2003, the Group had non-exclusive roaming agreements with T-Mobile, a shareholder of the Group. Roaming expenses for the years ended December 31, 2004 and 2003 amounted to $6.1 million and $1.7 million, respectively. Management believes that these agreements are at market terms.

Invest-Svyaz-Holding—In 2005 and 2004, MTS entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS and a wholly-owned subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases in compliance with requirements of SFAS No. 13, “Accounting for Leases.” The present value of future lease payments due within one year are

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

17. RELATED PARTIES (Continued)

classified as current liabilities and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 14% to 44%, which management believes are market terms.

The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2005:

Payments due in the year ended December 31,
2006	$3,233
2007	653
2008	—
Total minimum lease payments (undiscounted)	3,886
Less amount representing interest	(540)
Present value of net minimum lease payments	3,346
Less current portion of lease obligations	(2,740)
Non-current portion of lease obligations	$606

In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $3.5 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group (see Note 22 Commitments and contingencies).

For the year ended December 31, 2005 principal and interest paid to Invest-Svyaz-Holding were $6.1 million and $2.0 million, respectively. Principal and interest paid to Invest-Svyaz-Holding for the year ended December 31, 2004 were $6.4 million and $4.1 million, respectively. Principal and interest paid for the year ended December 31, 2003 were $5.4 million and $3.3 million, respectively. Management believes that these agreements are at market terms.

Strom Telecom—During 2005, 2004 and 2003 the Group entered into a number of agreements with Strom Telecom, an subsidiary of Sistema for a total amount up to $166.5 million, $116.5 million and $32.3 million, respectively. Pursuant to these contracts, the Group purchased in 2005, 2004 and 2003 billing systems and communication software support systems for approximately $179.2 million, $9.1 million and $23.7 million, respectively. Advances paid under these agreements and outstanding as of December 31, 2005 and 2004 amount to $45.7 million and $51.0 million, respectively.

Mediaplanning—During 2005 and 2004,  MTS entered into a number of agreements to purchase advertising services with Mediaplanning, a subsidiary of Sistema. Related advertising costs recorded for the year ended December 31, 2005 and 2004 amounted to $21.5 million and $11.3 million, respectively.

MTT—In 2005 and 2004, MTS had interconnection and line rental agreements with MTT, a subsidiary of Sistema. Interconnection expenses for the year 2005 and 2004 amounted to $41.1 million and $16.1 million, respectively. Management believes that these agreements are at market terms.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

18.   GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2005, 2004 and 2003, consisted of the following:

	December 31, 2005	December 31, 2004	December 31, 2003
Salaries and social contributions	$336,203	$256,989	$156,808
General and administrative	100,257	72,586	42,530
Repair and maintenance	90,609	81,538	39,406
Rent	79,869	54,054	31,968
Taxes other than income	62,102	50,033	40,432
Billing and data processing	37,287	28,238	22,067
Consulting expenses	26,486	19,694	11,361
Insurance	16,804	7,554	7,351
Inventory obsolescence expense	9,112	4,610	3,307
General and administrative expenses	$758,729	$575,296	$355,230

19.   INVESTMENTS IN AND ADVANCES TO ASSOCIATES

At December 31, 2005 and 2004, the Group’s investments in and advances to associates comprised the following:

	December 31, 2005	December 31, 2004
MTS Belarus—equity investment	$66,288	$27,699
MTS Belarus—loans receivable	41,341	51,894
Receivables from other investee companies	330	1,642
Total investments in and advances to associates	$107,959	$81,235

MTS Belarus—As of December 31, 2005 and 2004, the Group provided MTS Belarus with a total of $41.3 million and $51.9 million in loans, respectively. These loans bear interest at 3.00% to 11.00% per annum. In addition, the Group guarantees the debt of MTS Belarus in the amount of $9.0 million to Citibank International plc (see Note 22 Commitments and contingencies).

The Company’s share in net income of associates is included in other income in the accompanying consolidated statements of operations. For the years ended December 31, 2005, 2004 and 2003, this share amounted $42.4 million, $24.1 million and $2.7 million, respectively.

20.   OTHER INVESTMENTS

In December 2005, MTS acquired a 51% stake in Tarino Limited (“Tarino”) for $150.0 million in cash. Tarino was at that time the indirect owner, through its wholly-owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

20. OTHER INVESTMENTS (Continued)

Concurrently with the purchase of 51.0% stake, the Group entered into a put and call option agreement with the shareholder of Tarino to acquire the remaining 49.0% interest in Tarino. The call option is exercisable by the Group from November 22, 2005 to November 17, 2006, and the put option is exercisable by the seller from November 18, 2006 to December  8, 2006. The call and put option price is $170.0 million. The put and call option was recorded at fair value, which approximated $nil at December 31, 2005, in the consolidated balance sheet.

After a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s offices were seized. The Group could not re-gain operating control over Bitel’s operations in 2005 and therefore accounted for its 51.0% investment in Bitel at cost as at December 31, 2005.

On March 3, 2006, Mr. Glenn Harrigan, the court-appointed receiver of Fellowes International Holdings Limited (“Fellowes”), a  British Virgin Islands corporation, which alleges rights on Bitel, filed a claim with the Supreme Court of the Kyrgyz Republic seeking a review and reversal of the Supreme Court’s ruling of December 15, 2005, in favor of Fellowes upholding a first instance court’s decision, whereby the shares in Bitel were transferred to Fellowes. Mr. Harrigan seeks a reversal of the Kyrgyz Supreme Court ruling on the grounds that the persons who had represented Fellowes before the Kyrgyz Supreme Court were not authorized to represent Fellowes. Fellowes is not affiliated with MTS. MTS will continue to vigorously assert its rights with respect to Bitel in the courts of Kyrgyzstan.

Currently, MTS is working with Tarino Limited’s 49% shareholder to recover ownership and operational control of Bitel. Also, there is on-going litigation in the British Virgin Islands and arbitration in the United Kingdom related to Tarino’s ownership of Bitel. These matters are likely to be subject of continued and/or new legal disputes and litigation, including concerning the agreements with respect to Tarino Limited. It is not possible at this time to predict the outcome or resolution of any such disputes or litigation; however, MTS believes that its position is meritorious. The Group’s management believes that no impairment of its investment in Bitel has occurred as at December 31, 2005.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

21.   OPERATING LICENSES

In connection with providing telecommunication services, the Group has been issued various operating GSM licenses by the Russian Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Russian Ministry of Information Technologies and Communications, the Group was granted access to various telecommunication licenses through acquisitions. In foreign subsidiaries the licenses are granted by the local Communication Ministries. At December 31, 2005 and 2004, recorded values of the Group’s telecommunication licenses were as follows:

	December 31, 2005	December 31, 2004
Moscow license area	$258,226	$255,812
Krasnodar and Adigeya regions	124,396	124,396
Tatarstan Republic	104,159	104,159
Five regions of Asian Russia	91,202	91,202
North-Western region	74,639	74,639
Seven regions of European Russia	62,266	19,503
Ukraine	61,717	56,322
Krasnoyarsk region, Taimyr region and Khakassia Republic	52,625	52,625
Turkmenistan	50,503	—
Tomsk region	49,282	49,282
Bashkortostan Republic	48,932	48,932
Far East	48,107	48,107
Uzbekistan	40,861	40,861
Other	97,338	107,096
Licenses, at cost	1,164,253	1,072,936
Accumulated amortization	(561,137)	(385,664)
Licenses, net	$603,116	$687,272

Amortization expense for the years ended December 31, 2005, 2004 and 2003, amounted to $194.3 million, $151.9 million and $105.7 million, respectively.

Based on the amortizable operating licenses existing at December 31, 2005, the estimated future amortization expenses are $207.8 million during 2006, $163.1 million during 2007, $102.0 million during 2008, $41.8 million during 2009, $37.4 million during 2010 and $51.0 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

21. OPERATING LICENSES (Continued)

Each of the Group’s licenses, except the licenses covering the Moscow license area and Uzbekistan, contains a requirement for service to be commenced and for subscriber number and territorial coverage targets to be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. Management believes that the Group is in compliance with all material terms of its licenses.

The Group’s operating licenses do not provide for automatic renewal. The Group has limited experience with the renewal of its existing licenses. Management believes that licenses required for the Group’s operations will be renewed upon expiration.

22. COMMITMENTS AND CONTINGENCIES

Capital commitments—As of December 31, 2005, the Group had executed non-binding purchase agreements in the amount of approximately $388.2 million to subsequently acquire property, plant and equipment.

Operating leases—The Group has entered into lease agreements of space for telecommunication equipment and offices, which expire in various years up to 2054. Rental expenses under these operating leases of $73.2 million, $54.0 million and $32.0 million for the years ended December 31, 2005, 2004 and 2003, respectively, are included in operating expenses in the accompanying statements of operations. Future minimum lease payments due under non-cancelable leases at December 31, 2005 are as follows:

Payments due in the years ended December 31,
2006	$54,155
2007	23,780
2008	19,782
2009	16,311
2010	11,722
Thereafter	34,308
Total	$160,058

Operating licenses—Since the commencement of MTS’ operations in 1994, a number of telecommunication licenses for the Russian Federation were issued to MTS and its consolidated subsidiaries. These license agreements stipulated that certain fixed “contributions” be made to a fund for the development of telecommunication networks in the Russian Federation. According to the terms of licenses, such contributions were to be made during the license period upon the decision and as defined by the Board of Directors of the Association of GSM-900 Operators (“the Association”).
The Association is a nongovernmental, not-for-profit association, and their Board of Directors comprises representatives of the major cellular communications companies, including MTS. On January 1, 2004, a new Federal Law on Communications came into effect in the Russian Federation. According to the Law the Group was required to update operating licenses as requirements to make certain fixed contributions discussed above has been abandoned with the new Law on Communications. As af December 31, 2005 MTS’

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

22. COMMITMENTS AND CONTINGENCIES (Continued)

potential liability according to the terms of licenses, that still provide for the payment of such fees, could total approximately $18.1 million.

The Association has not adopted any procedures enforcing such payments and no such procedures have been established by Russian legislation. To date, MTS has not made any such payments pursuant to any of the current operating licenses issued to MTS and its consolidated subsidiaries. Further, the management of MTS believes that MTS will not be required to make any such payments in the future. In relation to these uncertainties, MTS has not recorded a contingent liability in the accompanying consolidated financial statements.

Issued guarantees—As of December 31, 2005, the Group has issued guarantees to third party banks for the loans taken by Invest-Svyaz-Holding, a shareholder of the Group for a total amount of $3.5 millions (see also Note 18). The guarantees expire by May 2006. The Group issued additional guarantees on behalf of MTS-Belarus, an equity investee, for the total amount of $9.0 million. The guarantees expire by April 2007. The issued guarantees are recorded at fair value in the accompanying consolidated balance sheet.

As of December 31, 2005, no event of default has occurred under any of the guarantees issued by the Group.

Contingencies—The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be subject to the government’s continued actions with regard to supervisory, legal, and economic reforms.

The new Federal Law on Communications sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. In addition, the law created a universal service fund (“USF”) charge, which became effective May 3, 2005, calculated as 1.2% of revenue from services provided to customers, excluding interconnection and other operators’ traffic routing revenue. The Company has incurred approximately $30.3 million in USF charges for May through December 2005 which is recorded in other operating expenses. In addition, a recent amendment to the Federal Law on Communications which is planned to become effective July 1, 2006 will implement the “calling party pays,” or CPP, principle prohibiting mobile operators from charging their subscribers for incoming calls. Generally operators charge subscribers for incoming calls. Under the new system, fixed line operators will begin charging their subscribers for such calls and transfer a percentage of the charge to mobile operators terminating such calls while mobile operators will not. The introduction of CPP may have a negative impact on the Group’s service revenues depending on the settlement rate between mobile and fixed line operators set by the government. While the impact of this regulatory change at this point is uncertain due to the insufficient information made available to the market by the regulator, management believes it will not have a material adverse effect for the Group.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

22. COMMITMENTS AND CONTINGENCIES (Continued)

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax (“VAT”), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that is more significant than typically found in countries with more developed tax systems.

In March 2005, the Russian tax authorities audited MTS OJSC’s compliance with tax legislation for the year ended December 31, 2002. Based on the results of this audit, the Russian tax authorities assessed that 372,153 thousand rubles (approximately $12.9 million as at December 31, 2005) of additional taxes, penalties and fines were payable by the Group. The Group has prepared and filed with the Arbitrary Court of Moscow a petition to recognize the tax authorities’ resolution to be partially invalid. The amount of disputed taxes and fines equals 281,504 thousand rubles (approximately $9.8 million). The Group has already passed three court hearings which resulted in court judgments in favour of the Group , while one sitting remains. Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2005, tax declarations of the Group for the preceding three fiscal years were open for further review.

There are regulatory uncertainties in Ukraine related to treatment for VAT purposes of contributions payable to the Ukrainian pension fund (“Pension Fund”) in respect of the consumption of telecommunication services by customers. The additional VAT calculated on the Pension Fund contribution could be up to $38.1 million as of December 31, 2005. This amount includes $13.5 million which was claimed by the tax authorities during their recent tax audit. In 2005, UMC initiated a litigation case in respect of this issue against the tax authorities, and has received favorable rulings from the courts of two instances, which are expected to become subject to further appeal from the tax authorities. Management believes that VAT was not applicable to the Pension Fund contribution during the period under review.  Further, management believes that UMC is in line with industry practice and intends to defend its position. As of December 31, 2005, no VAT in relation to the above had been accrued in the Group’s consolidated financial statements or paid to the tax authorities.

During 2005, a number of amendments to the Law on VAT were introduced, which resulted in uncertainty in respect of treatment of Pension Fund charges for the purposes of VAT and corporate income tax. As a result of this uncertainty, the accompanying consolidated financial statements reflect a provision for VAT charges of $6.0 million, which is included within accrued liabilities. The maximum exposure of this risk on UMC’s income tax position as of December 31, 2005, amounts to $7.5 million plus penalties of up to 100% of tax liability. No provision was created in the accompanying consolidated financial statements as a result of this risk.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

22. COMMITMENTS AND CONTINGENCIES (Continued)

In the ordinary course of business, MTS may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. In the opinion of management, the MTS’s liability, if any, in all pending litigation, other legal proceeding or other matters will not have a material effect upon the financial condition, results of operations or liquidity of MTS.

Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

The Group’s operations in Turkmenistan are subject to certain restrictions in accordance with local regulatory environment including, but not limited to, hard currency sale on the local market and hard currency repatriation. The effect of those restrictions on the financial statements is not material.

23. SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance.

As a result of reorganization of the Group’s management structure started in 2004 there was created a new intermediate management level named macro-regions, which is intended to replace the legal entities-based management structure. Each macro-region (“MR”) consists of 3 to 8 operational regions, excluding macro-region Moscow, that consists of one region. Commencing January 2005, the Group’s business is organized and managed by ten Russian macro-regions and foreign subsidiaries. Management of the Group regularly reviews certain operational and financial information by macro-regions, therefore segment information below is presented on macro-regional basis. Discrete financial information on this basis is available starting from 2005. The Group has restated the corresponding items of segment information for the year 2004, however it is impracticable to do so for the year 2003.

Intercompany eliminations presented below consist primarily of the following items: intercompany sales transactions, elimination of gross margin in inventory and other intercompany transactions conducted under the normal course of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

23. SEGMENT INFORMATION (Continued)

At December 31, 2005, the Group has several operating segments, of which six are reportable segments macro-regions Moscow, North-West, South, Siberia, Far East and Ukraine.

	Year ended December 31,
	2005	2004
Revenue:
MR Moscow	$1,867,435	$1,693,685
MR Ukraine	1,201,827	832,313
MR North-West	384,743	347,881
MR South	347,819	260,173
MR Siberia	296,353	225,188
MR Far East	282,925	110,562
Other	1,054,871	810,855
Intercompany eliminations	(424,955)	(393,663)
Total revenue	$5,011,018	$3,886,994
Depreciation and amortization:
MR Moscow	$224,653	$194,873
MR Ukraine	153,795	124,935
MR North-West	86,244	64,036
MR South	91,407	81,749
MR Siberia	54,846	39,548
MR Far East	42,776	15,572
Other	257,944	158,333
Intercompany eliminations	(4,552)	(3,317)
Total depreciation and amortization	$907,113	$675,729
Operating income:
MR Moscow	$630,300	$585,735
MR Ukraine	431,292	317,860
MR North-West	131,397	126,791
MR South	80,929	67,209
MR Siberia	71,376	71,437
MR Far East	78,510	37,856
Other	213,861	217,021
Intercompany eliminations	(5,634)	(4,846)
Total operating income	$1,632,031	$1,419,063
Total operating income	$1,632,031	$1,419,063
Currency exchange and transaction gains	(10,319)	(6,529)
Interest income	(24,828)	(21,792)
Interest expense	132,474	107,956
Equity in net income of associates	(42,361)	(24,146)
Other expenses/(income)	13,211	(9,310)
Income before provision for income taxes and minority interest	$1,563,854	$1,372,884

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

23. SEGMENT INFORMATION (Continued)

	Year ended December 31,
	2005	2004
Additions to long-lived assets:
MR Moscow	$632,659	$493,086
MR Ukraine	719,279	303,761
MR North-West	150,570	158,494
MR South	144,449	198,287
MR Siberia	112,062	90,277
MR Far East	90,326	241,716
Other	488,891	343,529
Total additions to long-lived assets	$2,338,236	$1,829,150
Goodwill:
MR Moscow	$—	$—
MR Ukraine	8,000	8,000
MR North-West	—	—
MR South	26,302	—
MR Siberia	—	—
MR Far East	33,494	30,590
Other	87,425	69,739
Total goodwill	$155,221	$108,329
Long-lived assets:
MR Moscow	$1,855,619	$1,434,101
MR Ukraine	1,390,966	838,020
MR North-West	398,739	344,691
MR South	430,197	362,772
MR Siberia	294,195	227,112
MR Far East	292,414	248,566
Other	1,306,951	1,024,597
Intercompany eliminations.	(47,040)	(37,408)
Total long-lived assets	$5,922,041	$4,442,451
Total assets:
MR Moscow	$2,729,964	$2,348,288
MR Ukraine	1,560,762	993,997
MR North-West	458,829	418,131
MR South	491,352	498,695
MR Siberia	448,320	307,408
MR Far East	384,020	303,384
Other	1,934,150	1,172,691
Intercompany eliminations	(461,617)	(461,407)
Total assets	$7,545,780	$5,581,187

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

23. SEGMENT INFORMATION (Continued)

For comparative purposes the segment information is presented below on a prior years basis.

	Year ended December 31,
	2005	2004	2003
Revenue:
MTS OJSC	$2,360,542	$2,129,544	$1,471,198
UMC(1)	1,201,827	832,313	394,038
Telecom XXI(2)	382,897	297,194	210,460
Kuban GSM(2)	270,157	225,350	168,401
Other	1,220,550	796,256	432,770
Intercompany eliminations	(424,955)	(393,663)	(130,669)
Total revenue	$5,011,018	$3,886,994	$2,546,198
Depreciation and amortization:
MTS OJSC	$331,642	$253,485	$199,946
UMC	153,795	124,935	66,392
Telecom XXI	86,138	57,265	36,782
Kuban GSM	67,927	68,140	32,299
Other	272,163	175,221	82,185
Intercompany eliminations	(4,552)	(3,317)	(1,688)
Total depreciation and amortization	$907,113	$675,729	$415,916
Operating income:
MTS OJSC	$672,666	$728,101	$527,837
UMC	431,292	317,860	131,704
Telecom XXI	131,318	104,936	80,632
Kuban GSM	99,904	74,622	74,599
Other	302,485	198,390	123,577
Intercompany eliminations	(5,634)	(4,846)	(15,751)
Total operating income	$1,632,031	$1,419,063	$922,598
Total operating income	$1,632,031	$1,419,063	$922,598
Currency exchange and transaction gains	(10,319)	(6,529)	(693)
Interest income	(24,828)	(21,792)	(18,076)
Interest expense	132,474	107,956	106,551
Equity in net income of associates	(42,361)	(24,146)	(2,670)
Other expenses/(income)	13,211	(9,310)	6,090
Income before provision for income taxes and minority interest	$1,563,854	$1,372,884	$831,396
Additions to long-lived assets:
MTS OJSC	$760,471	$679,023	$389,446
UMC(1)	719,279	303,761	900,465
Telecom XXI	214,207	62,333	174,128
Kuban GSM	50,570	69,689	172,949
Other	593,709	714,344	393,526
Total additions to long-lived assets	$2,338,236	$1,829,150	$2,030,514

(1)           Acquired in March 2003.

(2)           merged with MTS OJSC on July 1, 2005

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

23. SEGMENT INFORMATION (Continued)

	December, 31
	2005	2004
Long-lived assets:
MTS OJSC	$2,371,664	$1,891,869
UMC, including goodwill in the amount of $8,398 as of December 31, 2005 and 2004	1,390,966	838,020
Telecom XXI	398,217	295,505
Kuban GSM	263,684	279,883
Other, including goodwill in amounts of $146,823 and $100,329 as of December 31, 2005 and 2004, respectively	1,544,550	1,174,582
Intercompany eliminations	(47,040)	(37,408)
Total long-lived assets	$5,922,041	$4,442,451
Total assets:
MTS OJSC	$5,224,821	$2,717,814
UMC	1,560,762	993,997
Telecom XXI	456,469	363,888
Kuban GSM	317,841	393,656
Other	447,504	1,573,239
Intercompany eliminations	(461,617)	(461,407)
Total assets	$7,545,780	$5,581,187

24. SUBSEQUENT EVENTS

Merger—On March 31, 2006, the Russian registration authority approved the merger of nine wholly-owned MTS subsidiaries in Russia into MTS OJSC. These subsidiaries are Gorizont RT, TAIF Telcom, MTS-RTK, Sibchallenge, Tomsk Cellular Communications (“TSS”), BM Telekom, Far East Cellular Systems-900 (“FECS—900”), Siberian Cellular Systems—900 (“SCS-900”) and Uraltel. The merger was completed in line with the Group’s strategy to consolidate administratively all its majority-owned subsidiaries and improve management efficiency.

HSBC Bank plc—In January 2006, MTS OJSC entered into a credit facility agreement with HSBC Bank plc. The facility allows borrowing of up to $100.0 million. The funds received will be used for general corporate purposes. The loan bears interest of LIBOR+0.75% per annum. An arrangement fee in the amount of $0.6 million should be paid in accordance with the agreement. The facility should be repaid by July 2006.

Syndicated loan—On April 21, 2006, MTS OJSC signed a syndicated loan facility with international financial institutions: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bayerische Landesbank, HSBC Bank plc, ING Bank N.V., Raiffeisen Zentralbank Oesterreich AG, Sumitomo Mitsui Banking Corporation Europe Limited. The facility allows the Group to borrow up to a $1,330.0 million and is available in two tranches of $630.0 million and $700.0 million. The proceeds will be used by OJSC MTS for general corporate purposes, including acquisitions and refinancing of existing indebtedness. The first tranche bears interest of LIBOR+0.80% per annum and matures in 3 years. The second tranche matures in April 2011, bears interest of LIBOR+1.00% per annum within the first three years and LIBOR+1.15% per annum thereafter and is repayable in 13 equal quarterly installments, commencing in April, 2008. These notes are subject to certain restrictive covenants, including, but not limited to, certain financial ratios, limitations on dispositions of assets and limitations on transactions with associates.